Exhibit 99.8

5 October 2009

Company Announcements Office
Australian Securities Exchange Ltd

Despatch of Bidder's Statement

Allied Gold Limited advises that its wholly owned subsidiary AGL (ASG) Pty Ltd (Allied Gold) today completed the despatch of its Bidder's Statement in relation to its takeover offer for Australian Solomons Gold Limited (ASG). The key dates for the Offer contained in the Bidder's Statement are:

! Date of the Offer:	2 October 2009

! Closing date of the Offer:	8:00pm (Toronto time) on 16 November 2009
(unless extended).

ASG directors have consented to Allied Gold sending the Bidder's Statement and accompanying documents to holders of ASG shares earlier than the statutory 14 day period after the Bidder's Statement was lodged with ASIC and sent to ASG

Yours faithfully

Peter Torre
Company Secretary

CORPORATIONS ACT 2001

NOTICE BY

AGL (ASG) PTY LTD

ACN 139 239 562

UNDER ITEMS 7, 8 AND 9 OF SECTION 633(1)

OF COMPLETION OF SENDING BIDDER'S STATEMENT AND OFFERS

TO: Australian Solomons Gold Limited ABN 96 109 492 373
Australian Securities & Investments Commission
ASX Limited

AGL (ASG) Pty Ltd ACN 139 239 562 (**Allied Gold**) has today completed sending its bidder's statement dated 29 September 2009 (**Bidder's Statement**) incorporating an offer dated 2 October 2009 (**Offer**) to all persons registered as the holder of ordinary shares in Australian Solomons Gold Limited ABN 96 109 492 373 (**ASG**) in the register of ASG shareholders, and to registered holders of ASG securities convertible into ordinary shares in ASG, in each case as at 7:00pm on 29 September 2009, being the date set by Allied Gold under subsection 633(2) of the Corporations Act (**Relevant Offerees**).

A copy of the Bidder's Statement which contains the Offer, together with all additional information sent to the Relevant Offerees as required by subsection 633(1C) of the Corporations Act (inserted into the Corporations Act by ASIC Class Order 01/1543) and subsection 633(6) of the Corporations Act is attached to this notice.

Date: 5 October 2009

Signed for and on behalf of AGL (ASG) Pty Ltd by:

Frank Terranova
Director

Legal\110546831.1

The information in this Bidder's Statement/Offer and Circular may change. This Bidder's Statement/Offer and Circular is not an offer to sell the securities issuable hereunder and we are not soliciting an offer to buy these securities in any jurisdiction where the Offer is not permitted.

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, stockbroker, lawyer or other professional advisor. This Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about, or passed upon the fairness or merits of the Offer, the securities that are the subject of this Offer, or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

A copy of this Bidder's Statement/Offer and Circular was lodged with the Australian Securities and Investments Commission ("ASIC") on September 29, 2009, which is the date of this Bidder's Statement. ASIC takes no responsibility for the content of this Bidder's Statement/Offer and Circular.

September 29, 2009
AGL (ASG) Pty Ltd.
ACN 139 239 562
a wholly-owned subsidiary of
ALLIED GOLD LIMITED
ABN 86 104 855 067
BIDDER'S STATEMENT AND OFFER TO PURCHASE
all of the outstanding ordinary shares of
AUSTRALIAN SOLOMONS GOLD LIMITED
ABN 96 109 492 373
on the basis of 0.85 of an Allied Gold Limited ordinary share for each ordinary share of Australian Solomons Gold Limited

AGL (ASG) Pty Ltd. ACN 139 239 562 (the "Offeror"), a wholly-owned subsidiary of Allied Gold Limited ABN 86 104 855 067("Allied Gold") hereby offers (the "Offer") to purchase, upon the terms and subject to the conditions described herein, all of the issued and outstanding ordinary shares (the "ASG Shares") of Australian Solomons Gold Limited ABN 96 109 492 373 ("ASG"), including any ASG Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time (as hereinafter defined) upon the conversion, exchange or exercise of any securities of ASG that are convertible into or exchangeable or exercisable for ASG Shares.

The Offer will be open for acceptance until 8:00 p.m. (Toronto time) on November 16, 2009, unless the Offer is extended or withdrawn (the "Expiry Time").

Pursuant to a pre-bid agreement between Allied Gold and Resource Capital Fund III LP ("RCF"), which owns approximately 49%of the issued and outstanding ASG Shares, RCF has agreed to deposit under the Offer, and not withdraw, subject to certain exceptions, ASG Shares representing, in the aggregate, 19.9% of the issued and outstanding ASG Shares and to publicly announce its intention to accept the Offer in respect of the remaining ASG Shares it owns totalling a further 29.0% of the issued and outstanding ASG Shares in the absence of a superior proposal to the Offer.

The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time, such number of ASG Shares which constitutes at least 50.1% of the outstanding ASG Shares (calculated on a fully-diluted basis). Each of the conditions of the Offer is set forth in Section 2 of the Offer, "Conditions of the Offer".

The ordinary shares in the capital of Allied Gold (the "Allied Gold Shares") are listed on the Australian Securities Exchange operated by ASX Limited ABN 98 008 624 691 (the "ASX") under the symbol "ALD" and on AIM, a market operated by the London Stock Exchange plc (the "AIM") under the symbol "AGLD". The ASG Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "SGA". On September 16, 2009, the last trading day prior to Allied Gold's announcement of its intention to make the Offer, the closing price on the ASX of the Allied Gold Shares was A$0.51 (or C$0.47) and the closing price on the TSX of the ASG Shares was C$0.41 (or A$0.44). Based on the volume weighted average price of the Allied Gold Shares on the ASX for the 20 trading days ended September 16, 2009, converted to Canadian dollars on a daily basis, the Offer represents a premium of approximately 28% over the volume weighted average price of the ASG Shares on the TSX for the same period.

For a discussion of risks and uncertainties you should consider in evaluating the Offer and ownership of Allied Gold Shares, see Section 8 of the Circular, "Risk Factors Related to the Offer".

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, shareholders of ASG ("Shareholders") in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Shareholders who wish to accept the Offer and deposit their ASG Shares must properly complete and execute the accompanying Letter of Transmittal or a manually signed facsimile thereof and deposit it, together, where applicable, with the certificates representing their ASG Shares and all other required documents, at one of the offices of Computershare Investor Services Inc. (the "Depositary") identified in the Letter of Transmittal and in accordance with the instructions in the Letter of Transmittal, or request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Alternatively, Shareholders may (i) accept the Offer by following the procedures for book-entry transfer of ASG Shares described in Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer"; or (ii) accept the Offer where the certificates representing the ASG Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the accompanying Notice of Guaranteed Delivery or a manually signed facsimile thereof. Shareholders whose ASG Shares are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their ASG Shares. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their ASG Shares directly with the Depositary (other than brokerage commissions and other expenses in connection with the sale of Allied Gold Shares on behalf of Foreign Shareholders over the facilities of the ASX).

Questions and requests for assistance may be directed to the Depositary or the Allied Gold Information Line for the Offer. Contact details for the Depositary and the Allied Gold Information Line may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Depositary or the Allied Gold Information Line. Copies of this document and related materials may also be found under ASG's SEDAR profile at www.sedar.com.

NOTICE TO HOLDERS OF AUSTRALIAN SOLOMONS GOLD LIMITED OPTIONS AND WARRANTS

The Offer is made only for ASG Shares and is not made for any options or other rights to acquire ASG Shares. Any holder of options or other rights to acquire ASG Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise such options or other rights in order to obtain certificates representing ASG Shares that may be deposited in accordance with the terms of the Offer. Any such exercise or exchange must be completed sufficiently in advance of the Expiry Time to assure the holder of such options or other rights to acquire ASG Shares that the holder will have certificates representing the ASG Shares received on such exercise or exchange available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

The tax consequences to holders of ASG Options and ASG Warrants of exercising or not exercising their ASG Options or ASG Warrants are not described in this Bidder's Statement/Offer and Circular. Holders of ASG Options and ASG Warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their ASG Options or ASG Warrants.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

The Bidder's Statement/Offer and Circular and some of the material incorporated by reference into the Bidder's Statement/Offer and Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as "forward-looking statements"). Forward-looking statements include possible events, statements with respect to possible events, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance coverage. The words "plans," "expects," "is expected," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "believes," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," or "will be taken," "occur" and similar expressions identify forward-looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Offeror and Allied Gold (the "Offering Parties") as at the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Offering Parties contained or incorporated by reference in the Bidder's Statement/Offer and Circular which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and incorporated by reference as well.

Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/ receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments; business opportunities that may be presented to, or pursued by, Allied Gold; Allied Gold's ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in Allied Gold's credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). All of the forward-looking statements made in the Bidder's Statement/Offer and Circular are qualified by these cautionary statements and those made in Section 8 of the Circular, "Risk Factors Related to the Offer". These factors are not intended to represent a complete list of the factors that could affect Allied Gold. Accordingly, undue reliance should not be placed on forward-looking statements. The Offering Parties undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in this Bidder's Statement/Offer and Circular or as otherwise required by law.

INVESTMENT DECISIONS

Shareholders should read all of this Bidder's Statement/Offer and Circular before deciding whether to accept the Offer. This Bidder's Statement/Offer and Circular does not take into account the individual objectives, financial situation or particular needs of individual Shareholders. Accordingly, before making a decision as to whether or not to accept the Offer, Shareholders should consider seeking independent financial and taxation advice.

INFORMATION CONCERNING AUSTRALIAN SOLOMONS GOLD LIMITED

Except as otherwise indicated, the information concerning ASG contained in the Bidder's Statement/Offer and Circular has been taken from or is based upon publicly available documents and records on file with securities regulatory authorities and other public sources and has not been independently verified. Although the Offering Parties have no knowledge that would indicate that any statements contained herein concerning ASG taken from or based upon such documents and records are untrue or incomplete, to the maximum extent permitted by law, neither of the Offering Parties nor any of their directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of ASG's financial statements or ASG's mineral resource estimates, or for any failure by ASG to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offering Parties. The Offering Parties have limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from ASG's publicly available documents or records or whether there has been any failure by ASG to disclose events that may have occurred or may affect the significance or accuracy of any information.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to "A$" in this Bidder's Statement/Offer and Circular refer to Australian dollars and all references to "C$" in this Bidder's Statement/Offer and Circular refer to Canadian dollars. Allied Gold's financial statements included in this Bidder's Statement/Offer and Circular are reported in Australian dollars and are prepared in accordance with Australian IFRS.

CURRENCY EXCHANGE RATE INFORMATION

The following table sets forth the high and low exchange rates for one Australian dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Six Months
	Ended June 30		Year Ended December 31
	2009	2008	2008	2007	2006
High	0.9363	0.9782	0.9822	0.9474	0.9187
Low	0.7838	0.8736	0.7524	0.8389	0.8137
Rate at end of period	0.9363	0.9740	0.8550	0.8670	0.9187
Average rate for period	0.8570	0.9311	0.9002	0.8982	0.8543

On September 16, 2009, the exchange rate for one Australian dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was C$0.9303.

NOTICE TO NEW ZEALAND SHAREHOLDERS

In making the Offer available to persons resident in New Zealand, the Offering Parties are relying on an exemption contained in the New Zealand Securities Act (Overseas Companies) Exemption Notice 2002 (as amended) in relation to prospectus and investment statement requirements in New Zealand. This document is not a prospectus or an investment statement under New Zealand law and does not contain all of the information that such documents are required to contain under New Zealand law. New Zealand investors should seek their own advice and satisfy themselves as to the Australian and New Zealand tax implications of participating in the Offer

NOTICE TO FOREIGN SHAREHOLDERS

The distribution of this Bidder's Statement/Offer and Circular may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this Bidder's Statement/Offer and Circular should seek advice on and observe any such restrictions. The Offering Parties assume no responsibility for any violation of the securities laws of any of those countries. This Bidder's Statement/Offer and Circular does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer.

No action has been taken to register or qualify Allied Gold or to otherwise permit a public offering of Allied Gold Shares outside Australia, New Zealand or Canada. The distribution of the Allied Gold Shares under the Offer in Canada is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws, but Allied Gold is not a reporting issuer in any jurisdiction of Canada, and Allied Gold Shares are subject to resale restrictions in Canada until such time as it becomes a reporting issuer in a jurisdiction of Canada. Allied Gold will become a reporting issuer in a jurisdiction of Canada if and when it takes up and pays for ASG Shares pursuant to the Offer.

Allied Gold Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any United States state or other jurisdiction and therefore may not be offered or sold in the United States except in a transaction exempt from the registration requirements of the U.S. Securities Act and applicable United States securities laws.

Shareholders who are "Foreign Shareholders" will not be entitled to receive Allied Gold Shares as consideration for their ASG Shares pursuant to the Offer. A Shareholder is a "Foreign Shareholder" for the purposes of the Offer if their address as shown in the shareholders register of ASG is in a jurisdiction other than Australia, New Zealand or Canada, or if they are an Ineligible U.S. Shareholder (as hereinafter defined). However, such a person will not be a Foreign Shareholder if the Offering Parties are satisfied that they are not legally or practically constrained from making the Offer to a Shareholder in the relevant jurisdiction and issuing Allied Gold Shares to such a shareholder on acceptance of the Offer, and that it is lawful for the shareholder to accept the Offer in such circumstances in the relevant jurisdiction. Notwithstanding anything else in this Bidder's Statement/Offer and Circular, the Offering Parties are not under any obligation to spend any money, or undertake any action, in order to satisfy themselves concerning any of these matters.

In the United States, the Allied Gold Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act. No Allied Gold Shares will be delivered in the United States unless the Offering Parties are satisfied that such Allied Gold Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the applicable U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to the Offering Parties in their sole discretion, and without subjecting Allied Gold to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by the Offering Parties in their sole discretion, Allied Gold Shares will not be delivered to "Ineligible U.S. Shareholders".

The Allied Gold Shares which would otherwise have been issued to Foreign Shareholders will instead be issued to a nominee approved by ASIC (the "Nominee"), which shall, as expeditiously as is commercially reasonable thereafter, sell such Allied Gold Shares on their behalf over the facilities of the ASX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Each Shareholder for whom Allied Gold Shares are sold by the Nominee will be sent an amount equal to such Shareholder's pro rata interest in the net proceeds of sales of all Allied Gold Shares so sold by the Nominee. The Offering Parties will have no liability for any such proceeds received or the remittance thereof to such Shareholders. See Section 3 of the Offer, "Take-Up and Payment for Deposited Shares — Foreign Shareholders", for further details.

All Ineligible U.S. Shareholders must notify their broker, financial advisor, financial institution or other nominee through which their ASG Shares are held of their status as an "Ineligible U.S. Shareholder". Failure by an Ineligible U.S. Shareholder to inform such Shareholder's broker, financial advisor, financial institution or other nominee through which such Shareholder's ASG Shares are held of such Shareholder's status as an "Ineligible U.S. Shareholder" prior to the Expiry Time will be deemed to be a certification that such Shareholder is not a resident of the United States who is not an exempt "institutional investor" within the meaning of the securities laws and regulations of the subject state of which such Shareholder is a resident. Any U.S. Shareholder who deposits ASG Shares using a Letter of Transmittal that does not indicate whether such U.S. Shareholder is not an "Ineligible U.S. Shareholder" will be deemed to have certified that such U.S. Shareholder is an "Ineligible U.S. Shareholder".

Allied Gold Shares issued to Shareholders pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that ASG Shares tendered by such Shareholders in the Offer are "restricted securities". Accordingly, if you tender ASG Shares under the Offer that bear a U.S. Securities Act restrictive legend, any Allied Gold Shares issued to you in exchange for such ASG Shares shall also bear a U.S. Securities Act restrictive legend.

Foreign Shareholders should be aware that the disposition of ASG Shares and the acquisition of Allied Gold Shares by them as described herein may have tax consequences which may not be fully described herein, and such Shareholders are encouraged to consult their tax advisors.

The receipt of Allied Gold Shares or cash for ASG Shares under the Offer may have tax consequences under the laws of the United States. Such consequences for Shareholders that are residents of, or citizens of, or otherwise subject to the taxation in the United States are not described in this Bidder's Statement/Offer and Circular. U.S. Shareholders should be aware that ASG may have been a "passive foreign investment company" (as defined in U.S. Internal Revenue Code Section 1297) (a "PFIC") in prior taxable years, and there are special U.S. tax consequences to U.S. Shareholders who held their shares during a period when ASG was a PFIC. If U.S. Shareholders fail to provide the Depositary with the information solicited on a Substitute Form W-9, or fail to certify that they are not subject to U.S. backup withholding, the Depositary may be required to withhold U.S. income tax from any cash payments received for their ASG Shares. U.S. Shareholders are solely responsible for determining the tax consequences applicable to their particular circumstances and are urged to consult their tax advisors concerning the Offer. No determination has been made as to whether Allied Gold is, or will be, a PFIC.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

v

PRIVACY

The Offering Parties collected information about Shareholders from the ASG register of Shareholders for the purpose of making the Offer and, if accepted, administering their holdings of ASG Shares. The Australian Corporations Act requires the name and address of shareholders to be held in a public register. Your information may be disclosed on a confidential basis only to Allied Gold's related bodies corporate and external service providers, and may be required to be disclosed to regulators such as ASIC. The registered address for each of the Offering Parties is Unit B9, 431 Roberts Road, Subiaco, Western Australia, 6008, Australia.

The Offering Parties have also collected personal information about Shareholders and holdings of ASG Shares in compliance with Canadian securities laws for the purpose of making the Offer and obtaining certain regulatory relief in connection with the Offer.

ENFORCEMENT OF LEGAL RIGHTS

Each of the Offering Parties is incorporated under the laws of Australia and, accordingly, the rights and remedies generally available to shareholders under Canadian corporate statutes will not be available to Shareholders. In addition, all of the assets of the Offering Parties are located outside of Canada. Although each of the Offering Parties has appointed Wildeboer Dellelce Corporate Services Inc. as its agent for service of process in Ontario, it may not be possible for investors to collect from the Offering Parties judgments obtained in courts in Canada predicated on the civil liability provisions of applicable securities legislation in Canada.

In addition, all of the directors and officers of the Offering Parties and certain of the experts named in this Bidder's Statement/Offer and Circular reside outside of Canada. Furthermore, all of the assets of such persons may also be located outside of Canada. It may not be possible for Shareholders to effect service of process within Canada upon these directors and officers and experts referred to above. In addition, it may not be possible to enforce against the directors and officers of the Offering Parties or certain of the experts named in this Bidder's Statement/Offer and Circular judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities legislation in Canada.

CHAIRMAN'S LETTER

Dear ASG Shareholder,

On behalf of the directors of Allied Gold Limited ("Allied Gold"), I am pleased to present to you this offer (the "Offer") by AGL (ASG) Pty Ltd., a wholly-owned subsidiary of Allied Gold, to acquire all of the shares in Australian Solomons Gold Limited ("ASG"). The Offer is 0.85 Allied Gold Shares for every one ASG Share that you own.

The independent directors(1) of ASG are unanimously recommending that you accept the Offer in the absence of a superior proposal and each of the independent directors intends to accept the Offer in respect of ASG Shares that they own or control.

Allied Gold is an Australian-based gold company listed on the Australian Stock Exchange ("ASX") and AIM, a market operated by the London Stock Exchange plc ("AIM"). Allied Gold's flagship operation is the Simberi Gold Mine situated on the northern most island of the Tabar Islands Group in the New Ireland Province of eastern Papua New Guinea. Allied Gold's other assets include 100% of the exploration licences on the nearby Tatau and Big Tabar islands, subject to a farm- out agreement with Barrick Gold Corporation, as well as gold and silver exploration interests in Mexico. Allied Gold successfully commissioned the Simberi mine in February 2008 and it is currently ramping up from current production of approximately 80,000 ounces per year to full scale production of approximately 100,000 ounces per year through oxide plant expansion initiatives which are expected to be completed by mid-2010. The Simberi mine has a total gold resource of 4.6 million ounces and the region around the mine remains highly prospective for future exploration success. Further information on Allied Gold's operations is contained in the accompanying Bidder's Statement/Offer and Circular.

The rationale for merging the two companies is compelling and I encourage you to accept the Offer. The Offer provides significant benefits for ASG Shareholders, which are explained in more detail in the accompanying Bidder's Statement/ Offer and Circular, including the ability to:

•	participate in the benefits created by a larger, stronger and more meaningful gold company with an enhanced portfolio of operating and development projects and better access to capital;

•	secure the long term future for ASG's assets with an owner which has proven operational skills and track record, and is sensitive to the importance of these assets to developing countries;

•	share in the operating synergies of combining two operations in close proximity in the South Pacific; and

•	through the receipt of Allied Gold Shares, obtain exposure to Allied Gold's currently operating Simberi mine and exploration assets.

Allied Gold has entered into a pre-bid (lock-up) agreement with Resource Capital Fund III LP ("RCF"), ASG's largest Shareholder which owns approximately 49% of ASG. This agreement provides Allied Gold with a relevant interest of 19.9% in ASG, and RCF has publicly stated that it will accept the Offer for the balance of its shareholding in the absence of a superior proposal to the Offer.

Allied Gold intends to apply for a listing of its shares on the Toronto Stock Exchange ("TSX") and has taken preliminary steps in connection with a listing application. Listing on the TSX will be subject to Allied Gold fulfilling all of the listing requirements of the TSX. There is no assurance that listing a listing on TSX will be obtained. If Allied Gold is successful in listing on the TSX, Shareholders who accept the Offer will continue to hold a security that is tradable on the TSX.

Allied Gold Shares are currently qualified investments for registered plans in Canada because they are listed on a "Designated Stock Exchange", which includes the ASX.

Details of how to accept the Offer are set out in Section 5 of the Offer, "Manner of Acceptance" and in the Letter of Transmittal that accompanies this Bidder's Statement/Offer and Circular.

If you have any questions, please contact the Offering Parties through the Allied Gold Information Line or the Depositary for the Offer, the contact details for which are set out on the back page of this Bidder's Statement/Offer and Circular, or consult your financial or other professional adviser.

The Offer is currently scheduled to close at 8:00 p.m. (Toronto time) on November 16, 2009. I look forward to welcoming you as a shareholder of Allied Gold.

Yours sincerely
Mark V. Caruso
Executive Chairman and Chief Executive Officer

(1)	The independent directors of ASG are all of the directors of ASG other than the representatives of Resource Capital Fund III LP on the ASG board of directors.

REASONS WHY ASG SHAREHOLDERS SHOULD ACCEPT THE OFFER

No.	Reasons why you should accept Allied Gold's offer

1.	The Offer terms are attractive

w You will receive a premium for your ASG Shares

2.	Allied Gold Shares have strong investment characteristics

w By accepting the Offer, you will participate in Allied Gold's future

3.	You will benefit from the creation of a larger and stronger company

w The Combined Company will own an attractive portfolio of projects with an enhanced production profile

4.	Allied Gold brings greater capability to develop the Gold Ridge project

w Allied Gold has the capability to bring the Gold Ridge project to production

5.	Allied Gold has entered into a pre-bid (lock-up) agreement with Resource Capital Fund III LP, ASG's largest shareholder

w The prospect of a competing offer may be low

6.	Allied Gold intends to apply for a listing on the TSX

w   Allied Gold intends to apply for a listing of the ASG Shares on the TSX. If Allied Gold is successful in listing on the TSX, Shareholders who accept the Offer will continue to hold a security that is tradable on the TSX. Listing on the TSX will be subject to Allied Gold fulfilling all of the listing requirements of the TSX. There is no assurance that listing a listing on TSX will be obtained

7.	You may be a shareholder in a company controlled by Allied Gold if you do not accept the Offer

w You may be exposed to a number of risks and disadvantages if you do not accept the Offer and remain a minority shareholder in ASG

1.	The Offer terms are attractive

The offer value is at a premium to recent trading in ASG Shares as shown below, delivering immediate additional value to Shareholders.

Under the terms of the Offer, Shareholders will receive 0.85 Allied Gold Shares for each ASG Share they own. This represents an offer value of C$0.40 based on the closing price of A$0.51 per Allied Gold Share on ASX and the prevailing AUD/CAD exchange rate of A$1.00 = C$0.93 on September 16, 2009 (the date of announcement of the Offer).

Based on the volume weighted average price ("VWAP") of the Allied Gold Shares on the ASX for the 20 trading days ended September 16, 2009, converted to Canadian dollars on a daily basis, the Offer represents a premium of approximately 28% over the VWAP of the ASG Shares on the TSX for the same period.

Figure 1: Implied Offer premiums based on recent trading in the shares of Allied Gold and ASG.

	Allied Gold	Implied Offer	ASG	Implied Offer
Trading Period	VWAP	Price @ 0.85	VWAP	Premium
	C$	C$	C$	%

5 days	0.490	0.417	0.369	13.0%
20 days	0.458	0.389	0.304	28.2%
60 days	0.410	0.349	0.313	11.6%
180 days	0.373	0.317	0.273	16.2%

Notes:

(1)	Share trading data to September 16, 2009 (inclusive).

(2)	Allied Gold data based on trading on the ASX in Australian dollars converted to Canadian dollars at the prevailing exchange rate on each day.

(3)	The information above has been calculated based on information sourced from Bloomberg, which has not consented to the use of this data in this Bidder's Statement/Offer and Circular.

You will receive a premium for your ASG Shares.

2.	Allied Gold Shares have strong investment characteristics.

By accepting the Offer, you will receive Allied Gold Shares and participate in Allied Gold's future. With a diverse portfolio of production, development and exploration assets, the Allied Gold directors believe that Allied Gold Shares have attractive investment characteristics.

No.	Allied Gold attributes	Description

1.	Gold producer	•	100% ownership of the Simberi gold mine, located on the northern most island of the Tabar Islands in Papua New Guinea

		•	Production commenced in early 2008, current production of 80,000 oz gold per annum increasing to 100,000 oz gold per annum post oxide expansion

		•	Average cash costs of approximately U.S.$490 per oz for the 12 months ended June 30, 2009

2.	Long-life resource	•	Total resources of approximately 4.6 Moz gold and 10.1 Moz silver at Simberi Island

		•	Opportunities for additional resource expansion

3.	Growth potential	•	Simberi oxide expansion expected to add 20,000 oz gold per annum, increasing production from Simberi to around 100,000 oz gold per annum during fiscal year 2010

		•	Sulphide resources provide opportunity for a further 100,000 oz gold per annum commencing in fiscal year 2012

		•	Exploration interests, including Tatau and Big Tabar Islands in PNG (under farm-in arrangements with Barrick Gold Corporation) and exploration interests in Mapimi, Mexico

		•	Targeting production of more than 300,000 oz gold per annum by fiscal year 2013 through organic and acquisition growth

4.	Capability	•	Proven project delivery capability in challenging environments

		•	Allied Gold has a strong track record in successful project development, operations management and exploration

5.	Financial position	•	Strong financial position with a cash balance of A$20.5 million as at June 30, 2009

		•	Successfully repaid all outstanding secured bank debt associated with the Simberi operations ahead of schedule

Consistent with its success in commissioning the Simberi gold mine, its recent operating performance and an announced increase to the company's reserve and resource position in May 2009, Allied Gold's share price has performed strongly over the past 12 months.

As shown in the chart below, the performance of Allied Gold Shares compares favourably to a number of relevant market benchmarks, including the ASX Gold Index, S&P/TSX Global Gold Index and the spot gold price.

Figure 2: Allied Gold Share price performance versus selected indices, 12 month period to September 16, 2009.

The trading data used above has been sourced from Bloomberg, which has not consented to the use of this data in this Bidder's Statement/Offer and Circular.

Allied Gold Shares are widely held across a number of jurisdictions. Allied Gold benefits from the presence of a number of institutional investors on its shareholder register, as detailed in the table below:

Table 1: Major Allied Gold shareholders as at August 31, 2009.

Shareholder	% Holding
M&G Investment Management	19.85%
Baker Steel Capital Managers	8.32%
Capital Research Global Investors	5.51%
Fidelity	4.40%
Barrick Gold Corporation	4.07%

By accepting the Offer, you will participate in Allied Gold's future.

3.	You will benefit from the creation of a larger and stronger company.

The combination of Allied Gold and ASG will create a larger and stronger company which is expected to benefit shareholders of both companies. Assuming that Allied Gold acquires 100% of ASG pursuant to the Offer, Shareholders will own approximately 19% of the Combined Company based on current issued shares.

The directors of Allied Gold consider that the rationale for combining the two companies is compelling and Shareholders who accept the Offer will benefit in a number of ways.

No.	Benefit	Description

1.	Emerging producer in the Pacific Rim	• The Combined Company will control two material gold mines in the highly prospective Pacific Rim region, along the "Rim of Fire"

2.	Diversified portfolio of operating, development and exploration assets	• The Combined Company will own an attractive portfolio of projects at different levels of development, including:

• Simberi Oxide mine (producing)

• Simberi Oxide expansion project (feasibility)

• Simberi Sulphide development project (pre-feasibility)

• Gold Ridge project (final feasibility)

• Significant exploration projects, some in conjunction with Barrick Gold Corporation

• Importantly, the Combined Company is expected to have two operating mines, the Simberi gold mine in PNG and the Gold Ridge mine in the Solomon Islands, within the next 2 years

3.	Enhanced production profile	• The Combined Company will have an attractive portfolio of projects at different levels of development, providing the foundation for long-term, sustainable production growth

• The Combined Company is expected to produce more than 300,000 oz gold per annum from 2013 from current projects:

Notes:

1. Gold Ridge production forecasts based on ASG investor presentation, August 2009.

2.        Oxide, sulphide and other production forecasts based on management estimates, with expansion projects subject to final investment decisions (FID), construction and commissioning. Chart assumes Gold Ridge is developed ahead of the Simberi sulphide project. This would be subject to FID.

4.	Larger reserve and resource base	• Combined reserves of 2.0 Moz gold and combined resources of 6.6 Moz gold

• Significant capacity for mine expansion

5.	Capability to develop the Gold Ridge project	• The Combined Company will be better positioned to deliver the development of the Gold Ridge project, due to:

• Allied Gold management's experience in operational commissioning of the Simberi mine in a remote location

• The Combined Company's greater access to capital

No.	Benefit	Description

6.	Material operating synergies	• The Combined Company will benefit from material operating synergies, including:

• Rationalisation of duplicated head office and administrative costs

• Savings in transport costs from having two operations in close proximity in the Pacific Rim region

• Savings in procurement costs from greater purchasing power and economies of scale

• Combined exploration teams and expertise allowing the Combined Company to focus on the most attractive prospects

7.	Greater relevance to the investment community	• The Combined Company will have a market capitalisation of approximately A$300 million (C$280 million) (assuming a 100% acquisition)

• Because of its greater size, the Combined Company is expected to benefit from:

• Potential index inclusions

• Increased trading liquidity

• Increased appeal to a wider set of global investors

• Greater access to funding from a broader range of financers and on more attractive terms

• The Combined Company's enhanced access to funding is also expected to allow it to pursue investments in other, larger projects

The Combined Company will own an attractive portfolio of projects with an enhanced production profile.

4.	Allied Gold brings greater capability to develop the Gold Ridge project.

The directors of Allied Gold consider that the inability of ASG's current management to progress the development of the Gold Ridge project has disadvantaged Shareholders.

ASG's recent announcement of August 10, 2009 confirms that further delays are expected.

By contrast, Allied Gold has a track record of successful project development of a gold mine in a similar, remote location in the Pacific Rim region. Allied Gold successfully commenced production at the Simberi gold mine on Simberi Island in PNG in February 2008. During this development, Allied Gold demonstrated its ability to:

•	understand and meet the needs and objectives of traditional land owners and governments;

•	deal successfully with contractors and suppliers;

•	raise funding for the project's development; and

•	manage project developments to strict timelines.

Allied Gold will apply its experience and skills gained from the commissioning of the Simberi gold mine to its development of the Gold Ridge project. Further, the Combined Company, being of larger size and generating free cash flow from the Simberi mine, will have greater access to capital from a wider range of sources than is currently available to ASG.

Allied Gold has the capability to bring the Gold Ridge project to production.

5.	Allied Gold has entered into a pre-bid (lock-up) agreement with Resource Capital Fund III LP, ASG's largest shareholder.

Allied Gold has received a commitment from Resource Capital Fund III LP ("RCF") to accept the Offer within 3 business days in respect of 19.9% of the outstanding ASG Shares. In addition, RCF has announced that it will accept the Offer for the balance of its ASG Shares and will not withdraw that acceptance in the absence of a superior proposal to the Offer.

As a result of this pre-bid agreement, it is likely that Allied Gold will achieve majority ownership of ASG, subject to satisfaction of the Offer conditions and in the absence of a superior proposal to the Offer.

Further, given that Allied Gold has the ability to require RCF to accept the Offer in respect of 19.9% of ASG Shares, this may likely discourage other parties from considering competing offers for ASG.

The directors of Allied Gold consider that RCF's willingness to enter into this pre-bid agreement on the Offer terms, coupled with Allied Gold's ability to require RCF to accept the Offer in respect of 19.9% of the outstanding ASG Shares, will deter other parties from making a competing offer for ASG.

The prospect of a competing offer may be low.

6.	Allied Gold intends to seek listing on the TSX.

Allied Gold intends to apply for a listing of the Allied Gold Shares (including the Allied Gold Shares to be issued to Shareholders pursuant to the Offer) on the TSX. This listing would be in addition to its current listings on the ASX and the AIM.

Accordingly, if you accept the Offer and Allied Gold declares the Offer unconditional, and if Allied Gold is successful in listing on the TSX, Shareholders who accept the Offer will continue to hold a security that is tradable on the TSX.

While Allied Gold has taken preliminary steps in connection with a listing application and the directors of Allied Gold have authorized a TSX listing, you should note that Allied Gold has not yet applied nor been accepted for listing on TSX. Listing on the TSX will be subject to Allied Gold fulfilling all of the listing requirements of the TSX. There is no assurance that a listing on TSX will be obtained.

Allied Gold is progressing with plans to enable you to trade the Allied Gold Shares you receive on the TSX if you accept the Offer.

7.	You may be a shareholder in a company controlled by Allied Gold if you do not accept

As a result of the pre-bid agreement with RCF and RCF's public statements, it is likely that Allied Gold will achieve majority ownership of ASG, subject to satisfaction of the Offer conditions and in the absence of a superior proposal to the Offer.

If Allied Gold achieves majority ownership of ASG and you do not accept the Offer and the Offeror does not receive acceptances of at least 90% of the ASG Shares (enabling it to compulsorily acquire the remaining ASG Shares), you will remain a minority shareholder in ASG and will not participate in the benefits available to Allied Gold from its control of ASG.

In addition, in the event that Allied Gold achieves majority ownership of ASG but the Offeror does not receive acceptances of at least 90% of the ASG Shares:

•
The trading liquidity, investor interest and market coverage of ASG Shares is expected to materially diminish. This may have adverse implications for the price you may be able to realise for your ASG Shares in the future if you wish to sell them.

•
There will be little prospect of a third party seeking to acquire your ASG Shares in a change of control context. Further, you may not be able to participate in any change of control proposal which is made available to Allied Gold shareholders as the owners of ASG.

•	You may need to contribute significant additional funds to maintain your shareholding in ASG to fund the development of the Gold Ridge project.

•	Allied Gold will pursue other changes to the board, management and operations of ASG as set out in Section 7 of the Offer, "Purpose of the Offer and Allied Gold's Plans for ASG".

If you accept the Offer you will become a shareholder in Allied Gold and will maintain an exposure to the successful development of the Gold Ridge project by Allied Gold and will participate in the transaction benefits described above.

You may be exposed to a number of risks and disadvantages if you do not accept the Offer and remain a minority shareholder in ASG.

QUESTIONS AND ANSWERS ABOUT THE OFFER

The following are some of the questions with respect to the Offer that you, as a Shareholder, may have and the answers to those questions. These questions and answers are not meant to be a substitute for the more detailed description and information contained in the Bidder's Statement/Offer and Circular. The information contained in these questions and answers is qualified in its entirety by the more detailed descriptions and information contained in the Bidder's Statement/ Offer and Circular. Therefore, we urge you to read the entire Bidder's Statement/Offer and Circular carefully prior to making any decision regarding whether or not to tender your ASG Shares. We have included cross-references in this question and answer section to other sections of the Bidder's Statement/Offer and Circular where you will find more complete descriptions of the topics mentioned below. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Glossary below.

Who is Allied Gold?
Allied Gold is an Australian incorporated and based company listed on the ASX and AIM. It is a gold producer currently producing gold from its 100% owned Simberi Oxide Gold Project in Papua New Guinea since February 2008. See Section 1 of the Circular, "The Offering Parties".

What does this Bidder's Statement/Offer and Circular mean?
The Offeror, a wholly-owned subsidiary of Allied Gold, is offering to buy all your ASG Shares on the terms set out in this Bidder's Statement/Offer and Circular. See Section 1 of the Offer, "The Offer".

You may only accept this Offer in respect of all the ASG Shares held by you, not just some of them. This Offer does not apply to you if you no longer hold any ASG Shares.

You are encouraged to read this Bidder's Statement/Offer and Circular and the Target's Statement/Director's Circular ASG will shortly be sending to you, consider your personal financial circumstances and obtain professional advice before making any decision regarding your ASG Shares.

This Bidder's Statement/Offer and Circular was prepared by the Offeror and Allied Gold (the "Offering Parties") for distribution to you, the Shareholders. It sets out the terms and conditions of the Offer and contains important information that may be relevant to your decision whether or not to accept the Offer.

This Bidder's Statement/Offer and Circular is an important document. If you are in any doubt as to how to deal with this document, you should consult your broker or your legal, financial or other professional adviser as soon as possible.

What is the Offeror offering to buy?
The Offeror is offering to acquire all of your ASG Shares, including ASG Shares that are issued before the end of the Offer Period as a result of the conversion of, or exercise of rights under, other ASG securities. See Section 1 of the Offer, "The Offer".

Is the ASG board of directors recommending the Offer?
Yes. ASG has confirmed that the Independent Directors of ASG intend to unanimously recommend that you accept the Offer in the absence of a superior proposal to the Offer and that, subject to a superior proposal, each of the Independent Directors of ASG intends to accept the Offer in respect of ASG Shares that they own or control. ASG has also confirmed that it has received a fairness opinion from Gryphon Partners confirming that the Offered Consideration is fair from a financial point of view to the Shareholders.

What are the intentions of the Offering Parties?
The Offeror is seeking to acquire all of the ASG Shares. If it acquires 90% or more of the ASG Shares, it intends to compulsorily acquire the balance of the outstanding ASG Shares as permitted under the Australian Corporations Act. See Section 9 of the Circular, "Acquisition of ASG Shares Not Deposited".

In addition, if Allied Gold takes up and acquires at least 50.1% of the ASG Shares under the Offer, it has certain intentions relating to ASG, including taking the following actions:

— undertaking a full review of the operations of ASG;

— applying to delist the ASG Shares from trading on the TSX;

— applying to the applicable securities regulatory authorities in Canada for an order that ASG cease to be a reporting issuer in such jurisdictions; and

—   seeking to maximise the performance of the business operations under the management of Allied Gold's existing management team. Section 7 of the Circular, "Purpose of the Offer and Allied Gold's Plans for ASG" provides information regarding Allied Gold's intentions regarding ASG.

Are there any risks in accepting the Offer and owning Allied Gold Shares?
Yes. Section 8 of the Circular, "Risk Factors Related to the Offer" and Annex C (Additional Information Regarding Allied Gold), "Allied Gold Limited — Risk Factors" provide information regarding the risks associated with accepting the Offer and owning Allied Gold Shares. Shareholders should carefully review these risks before deciding whether to accept the Offer.

What will I receive if I accept the Offer?	If you accept the Offer, subject to the satisfaction of the conditions to the Offer, you will receive 0.85 Allied Gold Shares for every one ASG Share you hold. See Section 1 of the Offer, "The Offer".

If you accept the Offer and you are a Foreign Shareholder (i.e., you are resident outside Australia, New Zealand or Canada or an Ineligible U.S. Shareholder), you will not be entitled to receive Allied Gold Shares as consideration for ASG Shares held by you pursuant to the Offer. In these circumstances, the Allied Gold Shares which would otherwise have been issued to you will instead be issued to a Nominee approved by ASIC, who will sell those Allied Gold Shares and remit the net proceeds of such sale to you in cash (payable in Canadian dollars). However, if you are a Foreign Shareholder, you will be entitled to receive Allied Gold Shares as consideration for ASG Shares held by you pursuant to the Offer if the Offering Parties are satisfied that they are not legally or practically constrained from making the Offer to you in the relevant jurisdiction and issuing Allied Gold Shares to you on acceptance of the Offer, and that it is lawful for you to accept the Offer in such circumstances in the relevant jurisdiction.

What is the value of the Offer?
On September 16, 2009, the last trading day prior to Allied Gold's announcement of its intention to make the Offer, the closing price on the ASX of the Allied Gold Shares was A$0.51 (or C$0.47) and the closing price on the TSX of the ASG Shares was C$0.41 (or A$0.44). Based on the VWAP of the Allied Gold Shares on the ASX for the 20 trading days ended September 16, 2009, converted to Canadian dollars on a daily basis, the Offer represents a premium of approximately 28% over the VWAP of the ASG Shares on the TSX for the same period. The implied value of the Offer will change as a consequence of changes in the market price of Allied Gold Shares from time to time during the Offer. For further details, see Section 1 of the Circular, "The Offering Parties — Price Range and Trading Volumes of Allied Gold Shares".

How many Allied Gold Shares could be issued pursuant to the Offer?
Allied Gold will issue an additional 110,316,953 Allied Gold Shares, based on the number of ASG Shares outstanding on a fully diluted basis as of September 16, 2009 (as indicated in the public record) and assuming that all of the ASG Shares outstanding as of September 16, 2009 are tendered to the Offer, but that none of the ASG Shares issuable upon exercise of ASG Options, ASG Warrants or other convertible securities that were outstanding as at September 16, 2009 are tendered to the Offer, and that the Offeror takes up and pays for such ASG Shares under the Offer. See Section 1 of the Offer, "The Offer".

Will my ownership and voting rights as a shareholder of Allied Gold be the same as my ownership and voting rights as a shareholder of ASG?
The Allied Gold Shares that you will receive as consideration for your ASG Shares have voting rights similar to the ASG Shares, carrying the right to one vote per share. However, your ownership and voting interests in Allied Gold will be diluted relative to your current proportional ownership and voting interests in ASG.

As at September 25, 2009, there were 472,643,276 Allied Gold Shares outstanding. Based on the issuance of 110,316,953 Allied Gold Shares to holders of ASG Shares (the maximum number of Allied Gold Shares to be issued under the Offer), former Shareholders will hold, in aggregate, approximately 18.9% of the Allied Gold Shares outstanding upon the completion of the Offer.

See Section 1 of the Circular, "The Offering Parties — Authorized and Outstanding Share Capital" and Section 8 of the Circular, "Risk Factors Related to the Offer".

Will I be able to trade the Allied Gold Shares I receive?
You will be able to trade the Allied Gold Shares that you will receive under the Offer through the facilities of the ASX and AIM. In connection with the Offer, Allied Gold has applied to list on the ASX and AIM the Allied Gold Shares offered to Shareholders pursuant to the Offer. It is a condition of the Offer that all necessary orders, authorizations or consents which are required under applicable securities laws and rules and policies of the ASX and the AIM for the offering, issuance and listing of the Allied Gold Shares under the Offer on usual conditions have been granted.

Allied Gold is not a reporting issuer in any jurisdiction of Canada and the Allied Gold Shares to be issued to Canadian Shareholders under the Offer will be subject to resale restrictions in Canada until such time as Allied Gold becomes a reporting issuer in Canada.

Allied Gold intends to apply for a listing of the Allied Gold Shares (including the Allied Gold Shares to be issued to Shareholders pursuant to the Offer) on the TSX. If Allied Gold is successful in listing on the TSX, Shareholders who accept the Offer will continue to hold a security that is tradable on the TSX. Listing on the TSX will be subject to Allied Gold fulfilling all of the listing requirements of the TSX. There is no assurance that a listing on the TSX will be obtained.

Are there any conditions to the Offer?
Yes, the Offer is subject to a number of conditions which are set out in detail in Section 2 of the Offer, "Conditions of the Offer". Importantly, the Offer is subject to the condition that ASG Shares representing not less than 50.1% of the outstanding ASG Shares (calculated on a fully diluted basis) shall have been validly deposited under the Offer and not withdrawn at the Expiry Time.

The Offeror may choose to waive certain of these conditions as described in Section 2 of the Offer, "Conditions of the Offer".

What if the conditions of the Offer are not satisfied or waived?
If the Offer expires with conditions remaining unsatisfied and not waived, the Offer will lapse, and your acceptance will be void. In other words, you will continue to hold all of your ASG Shares (unless you otherwise sell them). The Offering Parties will inform you of whether the conditions have been satisfied or waived during the Offer Period in accordance with its obligations under the Australian Corporations Act and applicable Canadian securities laws.

The Offeror may extend the Offer Period in accordance with the Australian Corporations Act and Canadian securities laws in order to allow additional time for conditions to be satisfied. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

How do I accept the Offer?	You may only accept the Offer in respect of all of your ASG Shares, not some of them. To accept the Offer, you must follow the procedures set out in Section 5 of the Offer — "Manner of Acceptance".

When does the Offer expire?
The Offer will be open for acceptance until 8:00 p.m. (Toronto time) on November 16, 2009, unless the Offer is extended or withdrawn by the Offeror in accordance with the Australian Corporations Act and applicable Canadian securities laws. See Section 4 of the Offer, "Time for Acceptance".

Can the Offeror extend the Offer Period?
Yes, the Offeror may, in its sole discretion, elect to extend the Expiry Time for the Offer from the time referenced in the answer to the previous question, up to a maximum Offer Period of 12 months under the Australian Corporations Act. The Offeror may also elect to extend the Expiry Time in prescribed circumstances under Canadian securities laws. If the Offeror elects to extend, or is required to extend, the Expiry Time for the Offer, the Offering Parties will publicly announce the variation and Shareholders will be sent written notice of any extension as required by applicable law. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

What happens if I do not accept the Offer?	If you choose not to accept the Offer, there are certain risks of which you should be aware:

•     If the Offer is not successful, the ASG Share price may fall in the absence of another bidder making an offer. The prospects of another bidder emerging may be lower given that RCF has committed to tender ASG Shares representing approximately 19.9% of the outstanding ASG Shares to the Offer, and to publicly announce its intention to accept the Offer in respect of the remaining ASG Shares it owns totalling a further 29.0% of the outstanding ASG Shares; and

•     If the Offeror becomes the majority (or a major) shareholder in ASG and ASG remains a listed company, the market for your ASG Shares may be less liquid or less active. As a result, it may be more difficult for you to sell your ASG Shares at a price implied by the market price or on a timely basis.

In addition, if Allied Gold acquires 90% or more of the ASG Shares, it intends to compulsorily acquire the balance of the outstanding ASG Shares as permitted under the Australian Corporations Act. See Section 9 of the Circular, "Acquisition of ASG Shares Not Deposited".

You should consult your broker or financial adviser to ascertain the impact of the risks outlined above on the value of your ASG Shares.

If I accept the Offer, when will I receive Allied Gold Shares?
If you accept the Offer, Allied Gold will issue your Allied Gold Shares to the Depositary as consideration for your ASG Shares within three business days of acquiring your ASG Shares on the Take Up Date.

If you accept the Offer and you are a Foreign Shareholder (ie, you are resident outside Australia, New Zealand or Canada or an Ineligible U.S. Shareholder), you will not be entitled to receive Allied Gold Shares as consideration for ASG Shares held by you pursuant to the Offer. In these circumstances, the Allied Gold Shares which would otherwise have been issued to you will instead be issued to a Nominee approved by ASIC, who will sell those Allied Gold Shares and remit the net proceeds of such sale to you in cash (payable in Canadian dollars).

See Section 3 of the Offer, "Take-Up and Payment for Deposited Shares".

Will I need to pay any brokerage or stamp duty if I accept the Offer?
If you are the registered owner of your ASG Shares and you deliver them directly to the Depositary, you will not incur any brokerage fees or be obliged to pay stamp duty in connection with your acceptance of the Offer. If you own your ASG Shares through a broker or other nominee, and your broker tenders the ASG Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

If you are a Foreign Shareholder, the proceeds of sale of the Allied Gold Shares to which you would otherwise have become entitled to receive as a consequence of accepting the Offer will be net of sale costs, including brokerage. See Section 3 of the Offer, "Take-Up and Payment for Deposited Shares".

What are the tax implications of acceptance?
General summaries of the possible Australian and Canadian tax consequences of accepting the Offer are set out in Section 17 of the Circular, "Certain Australian Income Tax Considerations" and Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations" respectively. The Offering Parties recommend that you seek independent professional tax advice in relation to your own particular circumstances.

Can I sell my ASG Shares in the market?
Yes, but you may incur brokerage costs if you do.

If you have already accepted the Offer, you will be unable to settle any subsequent sale of your ASG Shares to which the Offer relates, subject to you being entitled to withdraw your acceptance. See "Can I withdraw my acceptance?" below.

Can I withdraw my acceptance?	Under the Offer terms, you cannot withdraw your acceptance except where a withdrawal right arises under the Australian Corporations Act or Canadian securities laws.

Awithdrawal right will arise under the Australian Corporations Act if the Offer remains subject to one or more defeating conditions as defined in the Australian Corporations Act (see Section 2 of the Offer, "Conditions of the Offer") and, after you have accepted the Offer, the Offer is varied in a way that postpones, for more than one month, the time by which the Offering Parties need to meet their obligations under the Offer.

Under Canadian securities laws, you may withdraw ASG Shares previously tendered by you at any time: (i) before ASG Shares deposited under the Offer are taken up by the Offeror under the Offer, (ii) if your ASG Shares have not been paid for by the Offeror in Allied Gold Shares within three business days after the Take-Up Date, and (iii) in certain other circumstances.

See Section 8 of the Offer, "Right to Withdraw Deposited ASG Shares".

Can I exercise my ASG Options or ASG Warrants and then accept the Offer?
Yes — the Offer extends to ASG Shares issued and outstanding prior to the end of the Offer Period as a result of the conversion of, or exercise of rights under, other ASG securities. The Offer does not otherwise extend to ASG Options and ASG Warrants. See Section 1 of the Offer, "The Offer".

Do I have dissenters' rights under the Offer?
No, Shareholders will not have dissenters' or appraisal rights in connection with the Offer. However, pursuant to the Australian Corporations Act, Shareholders will have certain dissent rights in the event that the Offeror seeks to compulsorily acquire any ASG Shares that it does not acquire under the Offer, but these do not include a right to be paid a judicially determined fair value for your ASG Shares.

Will ASG continue as a public company?
If, as a result of the Offer and any subsequent Compulsory Acquisition, the number of holders of ASG Shares is sufficiently reduced, Allied Gold will be permitted to apply to Canadian securities regulatory authorities for ASG to cease being a reporting issuer in Canada. The rules and the regulations of the TSX could also, upon the consummation of the Offer and/or a subsequent Compulsory Acquisition, lead to the delisting of the ASG Shares from the TSX. To the extent permitted by applicable law, Allied Gold intends for ASG to cease to be a reporting issuer in Canada and to delist the ASG Shares from the TSX. See Section 7 of the Circular, "Purpose of the Offer and Allied Gold's Plans for ASG".

Who is the Depositary under the Offer?
Computershare Investor Services is acting as Depositary under the Offer. The Depositary will be responsible for receiving certificates representing deposited ASG Shares and accompanying Letters of Transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and accepting and making payment for all ASG Shares purchased by the Offeror under the terms of the Offer. The Depositary will also facilitate book-entry transfers of ASG Shares.

Where do I go for further information?
For all questions or assistance relating to the manner of accepting the Offer, or for additional copies of this Bidder's Statement/Offer and Circular and related materials, please contact the Depositary. For all other questions or assistance relating to the Offer, or for additional copies of this Bidder's Statement/Offer and Circular and related materials as well, please contact the Offering Parties through the Allied Gold Information Line. Contact details for the Depositary and the Allied Gold Information Line are specified on the back page of this Bidder's Statement/Offer and Circular.

The information in this section is a summary only of the Offer and is qualified by the detailed information set out elsewhere in this Bidder's Statement/Offer and Circular.

You should read the entire Bidder's Statement/Offer and Circular and the Target's Statement/Directors' Circular that ASG will shortly be sending to you, before deciding whether to accept the Offer.

GLOSSARY

In the Bidder's Statement/Offer and Circular, unless the context otherwise requires, the following terms have the meanings set forth below.

"ABN" means Australian business number.

"Acceptance Shares" has the meaning given to it in Section 5 of the Circular, "Background to the Offer — Pre-Bid
Agreement".

"affiliate" has the meaning given to it in the Securities Act (Ontario).

"ACN" means Australian company number.

"Agent's Message" means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the ASG Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that Allied Gold may enforce such agreement against such participant.

"AIM" means AIM, a market operated by the London Stock Exchange plc.

"Allied Gold" means Allied Gold Limited ABN 86 104 855 067, a company incorporated under the Australian Corporations Act and listed on the ASX and AIM, and where the context requires, its subsidiaries.

"Allied Gold Information Line" means the information line established by the Offering Parties for questions and requests for assistance about the Offer, as set out on the back page of this Bidder's Statement/Offer and Circular.

"Allied Gold Material Adverse Effect" means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, financial condition or prospects of Allied Gold and its subsidiaries taken as a whole.

"Allied Gold Share" means an ordinary share in the capital of Allied Gold.

"Announcement Date" means September 16, 2009 (Toronto time), being the date of announcement of the Offer.

"Appointee" has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance — Power of Attorney".

"Appropriate Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in connection with the commencement of the Offer or the consummation of the Offer.

"ASG" means Australian Solomons Gold Limited ABN 96 109 492 373, a company incorporated under the Australian Corporations Act and listed on the TSX, and where the context requires, its subsidiaries.

"ASG Funding Facilities" means the proposed financing facilities with IFC and EIB pursuant to the mandate letters ASG has entered into with IFC in April 2009 and with EIB in June 2009.

"ASG Material Adverse Effect" means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, financial condition or prospects of ASG and its subsidiaries taken as a whole, other than: (i) any change in rates of taxation, interest rates, commodity prices (including the price of gold) or general economic conditions; (ii) any change of law or accounting policy; or (iii) any event, occurrence or matter which is required to be done or procured by Allied Gold pursuant to the Implementation Agreement, the Pre-Bid Agreement or the Offer.

"ASG Option" means an option to purchase ASG Shares granted under the ASG Option Plan.

"ASG Option Plan" means ASG's stock option plan for directors, officers, employees and service providers of ASG adopted on April 27, 2006.

"ASG Warrants" means the ordinary share purchase warrants of ASG, each of which is exercisable to acquire one ASG Share at an exercise price of C$1.50 per share until August 9, 2010.

"ASG Share" means an ordinary share in the capital of ASG.

"ASIC" means the Australian Securities and Investments Commission.

"associate" has the meaning given it in the Securities Act (Ontario).

"ASTC" means ASX Settlement and Transfer Corporation Pty Ltd ABN 49 008 504 532.

"ASTC Settlement Rules" means the settlement rules of ASTC.

"ASX" means the Australian Securities Exchange operated by ASX Limited ABN 98 008 624 691 or, as the context requires, the financial market operated by it.

"ASX Listing Rules" means the Official Listing Rules of ASX as amended and waived from time to time.

"Australian Corporations Act" means the Corporations Act 2001 (Commonwealth of Australia).

"Australian IFRS" means Australian equivalents to International Financial Reporting Standards as defined by the Australian Accounting Standards Board applied on a consistent basis.

"Bidder's Statement" means this document (including the Offer and Circular and all annexures and appendices to this document), being the bidder's statement of the Offeror required under Part 6.5 Division 2 of the Australian Corporations Act, and includes any supplementary bidder's statement issued by the Offeror.

"Bidder's Statement/Offer and Circular" means, collectively, the Bidder's Statement and the Offer and Circular.

"Book-Entry Confirmation" means confirmation of a book-entry transfer of a Shareholder's ASG Shares into the Depositary's account at CDS or DTC, as applicable.

"business day" means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Ontario, Canada or Brisbane, Australia.

"Canadian GAAP" means Canadian generally accepted accounting principles as defined by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants applied on a consistent basis.

"Canadian Holder" has the meaning given to it in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations".

"CDS" means CDS Clearing and Depository Services Inc.

"CDSX" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected.

"CGT" has the meaning given to it in Section 17 of the Circular, "Certain Australian Income Tax Considerations".

"Circular" means the take-over bid circular accompanying the Offer, including all appendices attached thereto.

"Combined Company" means the combined businesses of Allied Gold and ASG, as contemplated herein.

"Compulsory Acquisition" has the meaning given to it in Section 9 of the Circular, "Acquisition of ASG Shares Not Deposited".

"Contemplated Transaction" means the Offer, the take-up of the ASG Shares pursuant to the Offer, any Compulsory Acquisition and any transactions contemplated by the Pre-Bid Agreement.

"CRA" has the meaning given to it in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations".

"Depositary" means Computershare Investor Services Inc.

"Deposited Shares" has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance - Dividends and Distributions".

"Distributions" has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance - Dividends and Distributions".

"DTC" means The Depository Trust Company.

"EIB" means the European Investment Bank.

"Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority in the United States or banks or trust companies in the United States.

"Expiry Date" means November 16, 2009 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time extending the period during which ASG Shares may be deposited under the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

"Expiry Time" means 8:00 p.m. (Toronto time) on the Expiry Date or such other time as is set out in a notice of variation of the Offer issued at any time and from time to time. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

"FIE" has the meaning given to it in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations".

"FIE Proposals" has the meaning given to it in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations".

"Foreign Shareholder" means a Shareholder whose address as shown in the register of members of ASG is in a jurisdiction other than Australia, New Zealand or Canada or, in the case of the United States, an Ineligible U.S. Shareholder. A person will not be a Foreign Shareholder if the Offering Parties are satisfied that they are not legally or practically constrained from making the Offer to a Shareholder in the relevant jurisdiction and issuing Allied Gold Shares to such a Shareholder on acceptance of the Offer, and that it is lawful for the Shareholder to accept the Offer in such circumstances in the relevant jurisdiction.

"forward-looking statements" has the meaning given to it in "Statements Regarding Forward-Looking Information".

"fully-diluted basis" means, with respect to the number of outstanding ASG Shares at any time, the number of ASG Shares that would be outstanding if all rights to acquire ASG Shares were exercised, including for greater certainty, all ASG Shares issuable upon the exercise of ASG Options, whether vested or unvested, and ASG Warrants.

"Governmental Entity" means (a) any Canadian, foreign, multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative agency, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; (c) any self-regulatory authority; (d) the TSX, ASX or AIM; and (e) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"Holder" has the meaning given to it in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations".

"IFC" means the International Finance Corporation, a member of the World Bank Group.

"Implementation Agreement" means the Takeover Bid Implementation Agreement dated September 16, 2009 between Allied Gold and ASG.

"Independent Directors" means all of the directors of ASG other than the representatives of RCF on the board of directors of ASG.

"Ineligible U.S. Shareholder" means a Shareholder for which the investment decision to deposit ASG Shares under the Offer is made by a resident of a U.S. state or other U.S. jurisdiction in which the Offering Parties are not satisfied, in their sole discretion, that Allied Gold Shares may be delivered in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws, or on a basis otherwise determined to be acceptable to the Offering Parties in their sole discretion, and without subjecting Allied Gold to any registration, reporting or similar requirements (without limitation of the foregoing, an "Ineligible U.S. Shareholder" shall include any Shareholder who is a resident of the United States and who does not qualify as an exempt "institutional investor" within the meaning of the securities laws and regulations of his, her or its respective U.S. jurisdiction).

"laws" means all laws, by-laws, statutes, rules, regulations, principles of law, policies, orders, ordinances, decisions, declarations, rulings, directives, judgments, decrees or other requirements of any Governmental Entity and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term

"applicable" with respect to such laws and in a context that refers to one or more persons, means such laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities.

"Letter of Transmittal" means the letter of acceptance and transmittal in the form accompanying the Bidder's Statement/Offer and Circular (printed on YELLOW paper). See Section 5 of the Offer, "Manner of Acceptance".

"Minimum Tender Condition" means that there will have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of ASG Shares which constitutes at least 50.1% of the outstanding ASG Shares (calculated on a fully diluted basis).

"NI 43-101" means National Instrument 43-101 — Standards of Disclosure for Mineral Projects.

"Nominee" means a nominee approved by ASIC to be retained by Allied Gold for the purpose of receiving and selling Allied Gold Shares which would otherwise be issuable to Foreign Shareholders under the Offer and delivering the net proceeds of such sale to Foreign Shareholders. See Section 3 of the Offer, "Take-Up and Payment for Deposited Shares — Foreign Shareholders".

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Bidder's Statement/Offer and Circular (printed on BLUE paper).

"Offer" means the Offeror's offer to purchase the ASG Shares made hereby, the terms and conditions of which are set forth in this Bidder's Statement/Offer and Circular, the Letter of Transmittal, and the Notice of Guaranteed Delivery.

"Offer and Circular" means the Offer and Circular, collectively, being the take-over bid circular required under applicable Canadian securities laws with respect to the Offer.

"Offer Date" means the date of commencement of the Offer, being the date the Offer is first sent to the Shareholders, which is anticipated to be October 2, 2009.

"Offer Period" means the period during which the Offer will remain open for acceptance, being the period from the Offer Date until the Expiry Time.

"Offered Consideration" means the consideration to be paid by the Offeror for the ASG Shares taken up under the Offer. See Section 1 of the Offer, "The Offer".

"Offering Parties" means, collectively, the Offeror and Allied Gold.

"Offeror" means AGL (ASG) Pty Ltd. ACN 139 239 562, a company incorporated under the Australian Corporations Act and being a wholly-owned subsidiary of Allied Gold.

"person" includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

"PNG" means the Independent State of Papua New Guinea.

"Pre-Bid Agreement" means the pre-bid agreement dated September 3, 2009 between Allied Gold and RCF, as amended from time to time.

"Proposed Amendments" has the meaning given to it in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations".

"Purchased Securities" has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance — Power of Attorney".

"Register Date" means the date set by the Offeror under section 633(2) of the Australian Corporations Act, being September 29, 2009.

"RCF" means Resource Capital Fund III LP, a limited partnership existing under the laws of the United States.

"Shareholder" means a holder of ASG Shares.

"subsidiary" means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by such person and will include any body corporate, partnership, trust, joint venture or other entity over which such person exercises direction or control or which is in a like relation to a subsidiary.

"Take-Up Date" means a date upon which the Offeror takes up or acquires ASG Shares under the Offer.

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended.

"trading day" means any day on which trading occurs on the TSX, ASX or AIM, as applicable.

"Technical Report" means the technical report dated September 25, 2009 on Allied Gold's Simberi Oxide Gold Project entitled "Technical Report, Simberi Gold Project, Simberi Island, Papua New Guinea" prepared by Stephen Godfrey, BSc (Hons)(UNE), DipEd(QU), MAusIMM, MAIG and John Battista, B. Eng.(Mining), MAusIMM, each of Golder Associates Pty Ltd of West Perth, Australia, and Phil Hearse, BAppSc, MBA, FAusIMM, of Battery Limits Pty Ltd of Subiaco, Australia.

"TSX" means the Toronto Stock Exchange.

"United States" or "U.S." means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

"VWAP" means volume weighted average price.

INTERPRETATION

In this Bidder's Statement/Offer and Circular and in the Letter of Transmittal, unless the context otherwise appears:

(a)	words and phrases have the same meaning (if any) given to them in the Securities Act (Ontario) and the Australian Corporations Act, as applicable;

(b)	words importing a gender include any gender;

(c)	words importing the singular include the plural and vice versa;

(d)	an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa;

(e)	a reference to a section, annex, appendix or schedule is a reference to a section of or an annex, appendix or schedule to this Bidder's Statement/Offer and Circular as relevant;

(f)
a reference to any statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances, or by-laws amending, varying, consolidating or replacing it and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(g)	headings and boldings are for convenience only and do not affect the interpretation of this Bidder's Statement/Offer and Circular;

(h)
the words "include", "including", "for example" or "such as" are not used as, nor are they to be interpreted as, words of limitation, and, when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind;

(i)	a reference to "you" is to a person to whom the Offer is (or is deemed to be) made;

(j)	a reference to "we" is to Allied Gold, the Offeror or to the Offering Parties, as the context requires;

(k)	a reference to time is a reference to time in Toronto, Ontario, Canada; and

(l)	a reference to writing includes facsimile transmissions.

SUMMARY OF THE OFFER

This summary highlights information more fully discussed elsewhere in the Bidder's Statement/Offer and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in those documents. Shareholders are urged to read the more detailed information about Allied Gold, the Offer and the Allied Gold Shares provided elsewhere in the Bidder's Statement/Offer and Circular and in the documents incorporated by reference. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled "Glossary" above.

The Offer

The Offeror is offering, on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding ASG Shares, including any ASG Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of ASG that are convertible into or exchangeable or exercisable for ASG Shares, on the basis of 0.85 of an Allied Gold Share for each ASG Share.

The Offer is made only for ASG Shares and is not made for any options, warrants or other rights to acquire ASG Shares. Any holder of ASG Options, ASG Warrants or other rights to acquire ASG Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise their options or other rights in order to obtain certificates representing ASG Shares that may be deposited in accordance with the terms of the Offer.

If any holder of ASG Options or ASG Warrants does not exercise such ASG Options or ASG Warrants prior to the Expiry Time, such ASG Options or ASG Warrants will remain outstanding in accordance with their respective terms and conditions, including with respect to expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition an ASG Option or ASG Warrant will become an option or warrant to acquire a number of Allied Gold Shares, and/or in some cases an amount of cash, as determined in accordance with the terms of the ASG Option or ASG Warrant.

See Section 1 of the Offer, "The Offer".

The Offering Parties

The Offeror was incorporated under the Australian Corporations Act on September 3, 2009 and has not carried on any business prior to the date hereof other than in connection with matters directly related to the Offer. The Offeror is not a reporting issuer in any jurisdiction of Canada. All of the issued and outstanding shares of the Offeror are held by Allied Gold.

Allied Gold is a gold production company which is incorporated under the Australian Corporations Act and listed on the ASX under the symbol "ALD" and on the AIM under the symbol "AGLD". Allied Gold is not a reporting issuer in any jurisdiction of Canada. Allied Gold's major asset is its 100% owned Simberi Oxide Gold Project, which is situated on Simberi Island, the northern most island of the Tabar Islands Group, located in the New Ireland Province of eastern Papua New Guinea. The Simberi Project was commissioned and commenced production in February 2008, and currently hosts measured, indicated and inferred mineral resources of approximately 4.7 million ounces of gold.

See Section 1 of the Circular, "The Offering Parties".

ASG

ASG is a mining and exploration company which is incorporated under the Australian Corporations Act and listed on the TSX under the symbol "SGA". ASG's major asset is its 100% owned Gold Ridge project on the island of Guadalcanal in the Solomon Islands.

ASG is a reporting issuer in the provinces of British Columbia, Alberta, Manitoba and Ontario and files its continuous disclosure documents with the applicable Canadian securities regulatory authorities. Such documents are available under ASG's SEDAR profile at www.sedar.com.

See Section 2 of the Circular, "Australian Solomons Gold".

Purpose of the Offer

The purpose of the Offer is to enable Allied Gold to acquire all of the issued and outstanding ASG Shares through the Offeror, a wholly-owned subsidiary of Allied Gold.

Strategic Rationale for the Proposed Transaction

Allied Gold's strategic rationale for the Offer is to create a larger, financially stronger and more diversified gold production and exploration company with material mining interests in the Pacific Rim. Allied Gold believes that the proposed business combination between Allied Gold and ASG presents an attractive opportunity that will deliver significant benefits to shareholders of the Combined Company, including:

•	Emerging producer in prospective Pacific Rim region;

•	Diversified portfolio of operating, development and exploration assets;

•	Enhanced production profile;

•	Larger reserve and resource base;

•	Capability to develop the Gold Ridge project;

•	Material operating synergies; and

•	Increased investor relevance.

For Shareholders, the Offer represents a premium to recent trading in ASG Shares. On September 16, 2009, the last trading day prior to Allied Gold's announcement of its intention to make the Offer, the closing price on the ASX of the Allied Gold Shares was A$0.51 (or C$0.47) and the closing price on the TSX of the ASG Shares was C$0.41 (or A$0.44). Based on the VWAP of the Allied Gold Shares on the ASX for the 20 trading days ended September 16, 2009, converted to Canadian dollars on a daily basis, the Offer represents a premium of approximately 28% over the VWAP of the ASG Shares on the TSX for the same period. Eligible Shareholders will have the ability to receive Allied Gold Shares on a tax deferred basis.

These anticipated benefits are based on various assumptions and are subject to various risks. See "Statements Regarding Forward-Looking Information" and Section 8 of the Circular, "Risk Factors Related to the Offer".

Conditions of the Offer

The Offer is subject to a number of conditions as set out in Section 2 of the Offer — "Conditions of the Offer". The Offeror reserve the right to withdraw the Offer and not take up, purchase or pay for any ASG Shares deposited under the Offer unless all of these conditions are satisfied or, where permitted, waived at or prior to the Expiry Time. These conditions include, among others:

(i)
the Minimum Tender Condition that there will have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of ASG Shares which constitutes at least 50.1% of the outstanding ASG Shares (calculated on a fully-diluted basis);

(ii)
the condition that the Government of the Solomon Islands has engaged in substantive discussions with Allied Gold in relation to Allied Gold's proposed acquisition of ASG, and has stated to Allied Gold that: (i) it has no objection to the acquisition by Allied Gold of up to 100% of ASG; and (ii) so far as the Government of the Solomon Islands is aware, ASG's tenure to Mining Lease 1/1997 for the full term of 22 years and right to extension for a further 10 years tenure to the Special Prospecting Lease of 130 square kilometres and tenure to all other material permits in relation to the Gold Ridge project required to undertake activities in the ordinary course of business and in accordance with good mining practices are not in default or subject to forfeiture, cancellation or the imposition of conditions that would have a materially adverse effect on the conduct of the Gold Ridge project; and

(iii)
the condition that between the Announcement Date and the Expiry Time (each inclusive), the gold price stated on the Commodity Exchange (COMEX) shall not have been less than U.S.$800 per ounce on three successive days of gold trading on the New York Mercantile Exchange (NYMEX).

See Section 2 of the Offer, "Conditions of the Offer" for all of the conditions of the Offer.

Time for Acceptance

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on November 16, 2009 or until such later time and date to which the Offeror may extend the Expiry Time of the Offer at its discretion unless the Offeror withdraws the Offer earlier. See Section 4 of the Offer, "Time for Acceptance".

Manner of Acceptance

The Offer may be accepted by Shareholders by delivering certificates representing ASG Shares that are being deposited, together with a duly completed and signed Letter of Transmittal to the Depositary at the office specified in the Letter of Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary actually has received these documents at its specified office at or before the Expiry Time.

If a Shareholder wishes to accept the Offer and deposit ASG Shares under the Offer and the certificate(s) representing such Shareholder's ASG Shares are not immediately available, or if the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, such ASG Shares may nevertheless be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the Notice of Guaranteed Delivery or a manually signed facsimile thereof. Detailed instructions are contained in the Notice of Guaranteed Delivery which accompanies the Offer. See Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Shareholders may also accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario, prior to the Expiry Time. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must make sure such documents or Agent's Message are received by the Depositary at or prior to the Expiry Time.

Shareholders whose ASG Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.

See Section 5 of the Offer, "Manner of Acceptance".

Take-Up and Payment for Deposited Shares

Upon all of the terms and subject to the conditions of the Offer (including but not limited to the conditions specified in Section 2 of the Offer, "Conditions of the Offer") having been satisfied or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for ASG Shares validly deposited under the Offer and not properly withdrawn not later than 10 days after the Expiry Date. Any ASG Shares deposited under the Offer after the first date on which ASG Shares have been taken up by the Offeror will be taken up and paid for not later than 10 days after such deposit. See Section 3 of the Offer, "Take-Up and Payment for Deposited Shares".

Foreign Shareholders

Shareholders who are Foreign Shareholders will not be entitled to receive Allied Gold Shares as consideration for their ASG Shares pursuant to the Offer. In these circumstances, the Allied Gold Shares which would otherwise have been issued to Foreign Shareholders will instead be issued to the Nominee, who will sell those Allied Gold Shares and remit the net proceeds of such sale to such Shareholders in cash (payable in Canadian dollars).

A Shareholder is a Foreign Shareholder for the purposes of the Offer if their address as shown in the register of members of ASG is in a jurisdiction other than Australia, New Zealand or Canada, or if they are an Ineligible U.S. Shareholder. However, such a person will not be a Foreign Shareholder, and will be entitled to receive Allied Gold Shares as consideration for ASG Shares held by such Foreign Shareholder pursuant to the Offer, if the Offering Parties are satisfied that they are not legally or practically constrained from making the Offer to a Foreign Shareholder in the relevant jurisdiction and issuing Allied Gold Shares to such Foreign Shareholder on acceptance of the Offer, and that it is lawful for the Foreign Shareholder to accept the Offer in such circumstances in the relevant jurisdiction.

Right to Withdraw Deposited Shares

ASG Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the ASG Shares have been taken up by the Offeror pursuant to the Offer and in the other circumstances discussed in Section 8 of the Offer, "Right to Withdraw Deposited ASG Shares".

Acquisition of ASG Shares Not Deposited Under the Offer

If the conditions of the Offer are satisfied or waived and the Offeror takes up and pays for ASG Shares validly deposited under the Offer, the Offeror intends to take such action as is necessary, including, if it acquires at least 90% of the outstanding ASG Shares, effecting a Compulsory Acquisition of those ASG Shares not deposited under the Offer, for the purpose of enabling the Offeror to acquire all ASG Shares not acquired pursuant to the Offer. See Section 9 of the Circular, "Acquisition of ASG Shares Not Deposited".

Implementation Agreement

On September 16, 2009, Allied Gold and ASG entered into the Implementation Agreement in relation to the Offer. Pursuant to the Implementation Agreement, the Independent Directors of ASG have agreed to unanimously recommend the Offer in the absence of a superior proposal, and Allied Gold has agreed to make, or to procure a wholly-owned subsidiary to make, the Offer to the Shareholders. The Implementation Agreement contains certain undertakings from ASG and Allied Gold in relation to the Offer, including customary deal protections in the form of "no-shop" and "no-talk" commitments from ASG which are subject to a fiduciary exception. ASG has agreed to pay a break fee of A$300,000 to Allied Gold in the event that the Independent Directors cease to unanimously recommend the Offer other than in certain prescribed circumstances, a third party acquires control of ASG, or ASG breaches its exclusivity commitments.

See Section 5 of the Circular, "Background to the Offer — Implementation Agreement".

Pre-Bid Agreement

On September 3, 2009, Allied Gold and RCF entered into the Pre-Bid Agreement. Pursuant to the Pre-Bid Agreement, RCF has agreed to deposit under the Offer, and not withdraw, subject to certain exceptions, ASG Shares representing 19.9% of the issued and outstanding ASG Shares, and to publicly announce its intention to accept the Offer in respect of the balance of its ASG Shares (representing a further 29.0% of issued and outstanding ASG Shares) and to not withdraw that acceptance in the absence of a superior proposal to the Offer. See Section 5 of the Circular, "Background to the Offer — Pre-Bid Agreement".

Recommendation of Board of Directors of ASG

ASG has confirmed in the Implementation Agreement that the Independent Directors, upon consultation with their financial and legal advisors, will unanimously recommend that Shareholders accept the Offer in the absence of a superior proposal and that, subject to a superior proposal, each of the Independent Directors intends to accept the Offer in respect of all ASG Shares which they hold or control. ASG has also confirmed that it has received a fairness opinion from Gryphon Partners confirming that the Offered Consideration payable to the Shareholders under the Offer is fair from a financial point of view to the Shareholders. ASG has also made a public announcement to the effect of the foregoing.

The formal recommendation of the Independent Directors and the fairness opinion from Gryphon Partners will be contained in the Target's Statement/Directors' Circular to be issued by ASG in response to the Offer.

See Section 4 of the Circular, "Recommendation of the Board of Directors of ASG".

Certain Australian and Canadian Income Tax Considerations

Shareholders should review the more detailed information under Section 17 of the Circular, "Certain Australian Income Tax Considerations" and Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations", and consult with their own tax advisors regarding their particular circumstances.

Risk Factors Related to the Offer

An investment in Allied Gold Shares is subject to certain risks. Shareholders should carefully review the risk factors set out in the Bidder's Statement/Offer and Circular before depositing ASG Shares pursuant to the Offer. See Section 8 of the Circular, "Risk Factors Related to the Offer", and the other information contained in, or incorporated by reference into, the Bidder's Statement/Offer and Circular. Additional risks and uncertainties, including those with respect to the proposed combination of Allied Gold and ASG upon successful completion of the Offer (including a Compulsory Acquisition) may also adversely affect Allied Gold's business.

Depositary
The Offering Parties have engaged Computershare Investor Services Inc. to act as Depositary for the receipt of certificates in respect of Deposited Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer and for the payment for ASG Shares purchased by the Offeror pursuant to the Offer. The Depositary will receive reasonable and customary compensation from Allied Gold for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Allied Gold has also agreed to indemnify the Depositary for certain liabilities, including liabilities under securities laws, and expenses in connection with the Offer.

Dealer Manager, Soliciting Dealer Group and Allied Gold Information Line
The Offering Parties have not engaged the services of a dealer manager in Canada or Australia to solicit acceptances of the Offer or form any soliciting dealer group in Canada or Australia to solicit acceptances of the Offer. The Offering Parties will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of the ASG Shares pursuant to the Offer, provided that the Offering Parties may make arrangements with soliciting dealers outside of Canada. No fee or commission will be payable by Shareholders who transmit their ASG Shares directly to the Depositary (other than brokerage commissions and other expenses in connection with the sale of Allied Gold Shares on behalf of Foreign Shareholders over the facilities of the ASX).

The Offering Parties have established the Allied Gold Information Line in connection with the Offer to provide a resource for information for Shareholders. Contact details for the Allied Gold Information Line may be found on the back page of this Bidder's Statement/Offer and Circular.

OFFER

TO: THE HOLDERS OF ORDINARY SHARES OF AUSTRALIAN SOLOMONS GOLD LIMITED

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information and should be read carefully before making a decision with respect to the Offer. This Offer and the Circular constitute the take- over bid circular required under applicable Canadian securities laws and the Australian Corporations Act. Capitalized terms used in the Offer but not otherwise defined herein are defined in the section entitled "Glossary".

1.     The Offer

The Offeror hereby offers to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding ASG Shares, including any ASG Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of ASG that are convertible into or exchangeable or exercisable for ASG Shares, on the basis of 0.85 of an Allied Gold Share for each ASG Share.

The Offer is made only for ASG Shares and is not made for any options, warrants or other rights to acquire ASG Shares. Any holder of ASG Options, ASG Warrants or other rights to acquire ASG Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise or exchange the ASG Options, ASG Warrants or other rights in order to obtain certificates representing ASG Shares that may be deposited in accordance with the terms of the Offer. Any such exercise or exchange must be made sufficiently in advance of the Expiry Date to ensure such holders will have certificates representing ASG Shares available for deposit prior to the Expiry Date or in sufficient time to fully comply with the procedures referred to in Section 5 of this Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

If any holder of ASG Options or ASG Warrants does not exercise such ASG Options or ASG Warrants prior to the Expiry Time, such ASG Options or ASG Warrants will remain outstanding in accordance with their respective terms and conditions, including with respect to expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition an ASG Option or ASG Warrant will become an option or warrant to acquire a number of Allied Gold Shares, and/or in some cases an amount of cash, as determined in accordance with the terms of the ASG Option or ASG Warrant.

No fractional Allied Gold Shares will be issued pursuant to the Offer. Where the aggregate number of Allied Gold Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of an Allied Gold Share being issuable, the number of Allied Gold Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

Shareholders will not have dissent or appraisal rights in connection with the Offer. Shareholders may have dissent rights in respect of any subsequent Compulsory Acquisition. See Section 8 of the Circular, "Risk Factors Related to the Offer" and Section 9 of the Circular, "Acquisition of ASG Shares Not Deposited".

The accompanying Circular, which is incorporated into and forms part of the Offer, and the Letter of Transmittal and the Notice of Guaranteed Delivery contain important information that should be read carefully before making a decision with respect to the Offer.

2.    Conditions of the Offer

Conditions

The Offeror shall have the right to withdraw the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any ASG Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	the Minimum Tender Condition;

(b)
Allied Gold shall have received all necessary regulatory approvals or consents in relation to the acquisition of 100% of ASG and its subsidiaries on an unconditional basis and/or all required regulatory waiting periods shall have expired;

(c)
all government or regulatory approvals (including the Appropriate Regulatory Approvals), waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions required by law, policy or practice (other than as referred to in paragraph (d) below) (including, those of any provincial securities authorities, stock exchanges or other securities regulatory authorities) in connection with the Offer shall have been obtained, received or concluded on an unconditional basis or, in the case of waiting or suspensory periods, expired or been terminated;

(d)
no act, action, suit or proceeding shall have been taken before or by any Governmental Entity (including, by any individual, company, firm, group or other entity), whether or not having the force of law, and no law shall have been proposed, amended, enacted, promulgated or applied, in either case:

(i)
to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to the Offeror of the ASG Shares or the right of the Offeror to own or exercise full rights of ownership of the ASG Shares; or

(ii)	which would reasonably be expected to have an ASG Material Adverse Effect or, if the Offer were consummated, an Allied Gold Material Adverse Effect; or

(iii)	which would materially and adversely affect the ability of the Offeror to proceed with the Offer and/or take up and pay for any ASG Shares deposited under the Offer; or

(iv)	seeking to obtain from Allied Gold or any of its subsidiaries or ASG or any of its subsidiaries any material damages directly or indirectly in connection with the Offer; or

(v)
seeking to prohibit or limit the ownership or operation by Allied Gold of any material portion of the business or assets of ASG or its subsidiaries or to compel Allied Gold or its subsidiaries to dispose of or hold separate any material portion of the business or assets of ASG or any of its subsidiaries as a result of the Offer;

(e)	there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for any ASG Shares deposited under the Offer;

(f)
all necessary orders, authorizations, approvals or consents which are required under all applicable securities laws and the rules and policies of the ASX and AIM for the offering, issuance and listing of the Allied Gold Shares under the Offer on usual conditions shall have been granted;

(g)
no ASG Material Adverse Effect shall have occurred or arisen (or shall have been generally disclosed to, or discovered by, the Offering Parties if not previously disclosed in writing to them by ASG prior to the Announcement Date), including that before the Expiry Time, no Governmental Entity shall have: (i) made any finding, preliminary or final decision, order or decree against ASG or any of its subsidiaries or fined or otherwise penalised ASG or any of its subsidiaries; (ii) instituted any action or investigation; or (iii) announced, commenced or threatened any action or investigation, which has or may have an ASG Material Adverse Effect (and this condition shall be deemed to have been breached if Allied Gold becomes aware prior to the Expiry Time that ASG has materially breached its obligations under Canadian securities laws or applicable stock exchange requirements and had either of the Offering Parties known of the information giving rise to such breach prior to the Announcement Date it would have had a material adverse effect on the price to be offered under the Offer);

(h)
neither of the Offering Parties shall have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any public document filed by or on behalf of ASG with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada or elsewhere, that constitutes an ASG Material Adverse Effect;

(i)
the Government of the Solomon Islands shall have engaged in substantive discussions with Allied Gold in relation to Allied Gold's proposed acquisition of ASG, and have stated to Allied Gold that: (i) it has no objection to the acquisition by Allied Gold of up to 100% of ASG; and (ii) so far as the Government of the Solomon Islands is aware, ASG's tenure to Mining Lease 1/1997 for the full term of 22 years and right to extension for a further 10 years tenure to the Special Prospecting Lease of 130 square kilometres and tenure to all other material permits in relation to the Gold Ridge project required to undertake activities in the ordinary course of business and in accordance with good mining practices are not in default or subject to forfeiture, cancellation or the imposition of conditions that would have a materially adverse affect on the conduct of the Gold Ridge project;

(j)
between the Announcement Date and the Expiry Time (each inclusive), no political, social or civil unrest not presently existing, and no major escalation in existing political, social or civil unrest, shall have arisen in the Solomon Islands (including but not limited to insurrections, riots or civil disturbance);

(k)
between the Announcement Date and the Expiry Time (each inclusive), the gold price stated on the Commodity Exchange (COMEX) shall not have been less than U.S.$800 per ounce on three successive days of gold trading on the New York Mercantile Exchange (NYMEX);

(l)
there shall have been no qualified audit opinion issued with respect to ASG's annual financial results for the year ended June 30, 2009, other than resulting from the withdrawal, delay or extension of the ASG Funding Facilities as a result of the Offer, and any financial results, statements or reports or other announcements issued or required to be issued by ASG between the Announcement Date and the Expiry Time (each inclusive) shall not: (i) contain reference to any contingent liabilities which exceed A$2 million in potential aggregate exposure excluding contingent liabilities previously disclosed in the same form; (ii) contain any qualification to the opinion of any auditor or other sign-offs; or (iii) show that interest bearing debt exceeds available cash;

(m)
from the Announcement Date until the Expiry Time (each inclusive), ASG shall have available cash of not less than A$2 million in excess of its total financial indebtedness, including interest bearing debt, finance leases and other financial accommodation;

(n)	between the Announcement Date and the Expiry Time (each inclusive) none of ASG or its subsidiaries shall have:

(i)
(licences and permits): done or omitted to do anything that causes or is reasonably likely to cause any licence or permit necessary or desirable for the conduct of its business to be suspended, revoked, cancelled or otherwise materially adversely impacted;

(ii)
(acquisition of assets): acquired (including by way of subscription for equity), offered to acquire, agreed to acquire, leased, or entered into a binding commitment, or granted a person an irrevocable option to require it, to acquire or lease any asset for consideration greater than A$100,000, or made an announcement in relation to such an acquisition, offer or agreement;

(iii)
(disposal of assets): leased, sub-leased or disposed of, offered to lease or sub-lease or dispose of, agreed to lease or sub-lease or dispose of or granted a person an irrevocable option to require it to lease or sublease or dispose of any asset (including any shares held by ASG or its subsidiaries) (or any interest in one or more assets) for consideration greater than A$100,000, or made an announcement in relation to such a lease, sublease, disposition, agreement or option, other than inventory in the ordinary course of business;

(iv)
(financial indebtedness): increased its level of financial indebtedness (including financial liabilities incurred under finance leases), other than in the ordinary and usual course of business, by an amount in excess of A$100,000;

(v)	(capital expenditure): made capital expenditure in excess of the amount of cash flow projection provided by ASG to Allied Gold in aggregate;

(vi)	(joint venture or partnership): entered into a joint venture, partnership or other similar arrangement;

(vii)	(dividend or distribution): declared, paid or distributed any dividend, bonus or other share of its profits or assets or returned or agreed to return any capital to the Shareholders;

(viii)	(encumbrance): created, or agreed to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property;

(ix)
(prosecution or litigation): become a party to any material prosecution, litigation or arbitration other than as a plaintiff or applicant, in respect of ASG or any of its subsidiaries or their respective business or assets that exposes ASG or the subsidiary to a potential liability exceeding A$100,000 (including legal costs) or has an ASG Material Adverse Effect, not including litigation that is initiated or instigated by Allied Gold or any of its subsidiaries; or

(x)	(employee arrangements) varied the terms of any employee or company office arrangements.

(o)
between the Announcement Date and the Expiry Time (each inclusive), no person or persons (other than EIB or IFC) having any rights or being entitled to have any rights as a result of any change of control event in respect of ASG (including the Offering Parties acquiring ASG Shares) or any of its subsidiaries or assets, to: (i) terminate or alter any contractual relations between any person and ASG or any of its subsidiaries (for this purpose an alteration includes without limitation an alteration of the operations of a contract, whether or not that altered operation is provided for under the existing terms of the contract); (ii) require the termination, modification or disposal (or offer to dispose) of any interest or asset, corporate body, joint venture or other entity; or (iii) accelerate or adversely modify the performance of any obligations of ASG or any of its subsidiaries under any agreements, contracts or other legal arrangement, shall have exercised or carried out the relevant rights or entitlements in such manner that would singly or cumulatively have an ASG Material Adverse Effect;

(p)	between the Announcement Date and the Expiry Time (each inclusive) none of the following events shall have occurred:

(i)	ASG converting all or any of its shares into a larger or smaller number of shares;

(ii)	ASG or any subsidiary of ASG resolving to reduce its share capital in any way;

(iii)	ASG or any subsidiary of ASG entering into a buy-back agreement or resolving to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Australian Corporations Act;

(iv)	ASG or any subsidiary of ASG issuing shares or granting an option over its shares, or agreeing to make such an issue or grant such an option;

(v)	ASG or any subsidiary of ASG issuing, or agreeing to issue, convertible notes;

(vi)	ASG or any subsidiary of ASG disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(vii)	ASG or any subsidiary of ASG charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(viii)	ASG or any subsidiary of ASG resolving to be wound up;

(ix)	a liquidator or provisional liquidator of ASG or any subsidiary of ASG being appointed;

(x)	a court making an order for the winding up of ASG or any subsidiary of ASG;

(xi)	an administrator of ASG, or any subsidiary of ASG, being appointed under section 436A, 436B or 436C of the Australian Corporations Act;

(xii)	ASG or any subsidiary of ASG executing a deed of company arrangement; or

(xiii)	a receiver, or a receiver and manager, being appointed in relation to the whole, or a substantial part, of the property of ASG or any subsidiary of ASG;

(q)
between the Announcement Date and the Expiry Time (each inclusive), no circumstance or event shall have occurred which would make any of the following statements, if those statements had been made on the Announcement Date, untrue or incorrect in any material respect:

(i)	the total issued share capital of ASG comprises 129,784,650 fully paid ordinary shares;

(ii)
there are no securities of ASG convertible into shares other than 4,495,000 ASG Options and 6,522,000 ASG Warrants, each of which entitles the holder to subscribe for one ASG Share on the terms and conditions applicable to that option or warrant;

(iii)	other than the ASG Options and ASG Warrants referred to above, there are no options or other entitlements over ASG Shares or to have ASG Shares issued; and

(iv)
ASG is not involved in any negotiations with a party other than Allied Gold relating to or concerning any proposal or transaction, which, if completed, would mean a person (other than Allied Gold or any associate of Allied Gold) would directly or indirectly acquire a legal or beneficial interest in, or control of, 10% or more of ASG's share capital or of the share capital of any of its subsidiaries, acquire control of ASG, within the meaning of section 50AA of the Australian Corporations Act, or a material part of ASG's business or assets, or otherwise acquire or merge (including by a reverse takeover bid or dual listed ASG structure) with ASG.

Nature of Conditions and Waiver

The foregoing conditions are for the exclusive benefit of the Offering Parties and may be asserted by them regardless of the circumstances giving rise to any such condition. The Offeror may, in its sole discretion, but in compliance with the Australian Corporations Act and applicable Canadian securities laws, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which it may have. The Offeror may at any time at in its sole discretion, but in compliance with the Australian Corporations Act, declare the Offer free from all or any of the conditions by notice in writing to ASG not later than seven days before the Expiry Date, or in the case of the foregoing conditions (p)(i) to (xiii), not later than three Brisbane business days after the end of the Offer Period.

Under the Australian Corporations Act, the breach or non-fulfilment of any of the foregoing conditions does not, until the end of the Offer Period, prevent a contract arising to acquire your ASG Shares resulting from your acceptance of the Offer but, if in respect of any such condition: (i) the Offeror has not declared the Offer (and it has not become) free from that condition at least seven days before the end of the Offer Period (or in the case of the foregoing conditions (p)(i) to (xiii), no later than three Brisbane business days after the end of the Offer Period); and (ii) that condition has not been fulfilled at the end of the Offer Period, all contracts resulting from the acceptance of the Offer and all acceptances that have not resulted in binding contracts are automatically void. In such a case, the Offeror will return the Letter of Transmittal, together with all documents, to you to the address shown in the Letter of Transmittal.

The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. Subject to the Australian Corporations Act, the Offeror reserves the right to withdraw the Offer on or prior to the Expiry Time if any condition to the Offer remains unsatisfied or has not been waived. Any determination by the Offering Parties concerning any event or other matter described in the foregoing conditions shall be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its office in Toronto, Ontario. The Offering Parties, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal, and will cause the Depositary, if required by applicable laws, as soon as practicable thereafter to notify Shareholders in the manner set forth below in Section 11 of this Offer, "Notice and Delivery", and will provide a copy of such notice to the ASX, AIM, TSX and ASIC. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario. In the event of any waiver, all ASG Shares deposited previously and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer and applicable laws. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any ASG Shares deposited under the Offer and the Depositary will promptly return all ASG Shares to the parties by whom they were deposited in acceptance of the Offer. See Section 9 of this Offer, "Return of Deposited Shares".

Date for Giving Notice on Status of Conditions

Section 630(1) of the Australian Corporations Act provides that the Bidder's Statement/Offer and Circular must specify a date, being not more than 14 nor less than seven days before the Expiry Date, for giving notice on the status of the bid conditions. Accordingly, the date for giving a notice on the status of the conditions as required by section 630(1) of the Australian Corporations Act is November 9, 2009. Section 630(2) of the Australian Corporations Act provides that if the Expiry Date is extended, the date for giving the notice of the status of the conditions is taken to be extended by the same period, and requires the Offeror to give a notice that sets out the new date for giving the notice of status of the conditions.

Section 625(3) of the Australian Corporations Act

This Offer and any contract that results from a Shareholder's acceptance of this Offer are subject to the condition set out in section 625(3) of the Australian Corporations Act, which provides that if the consideration for a takeover bid includes shares and the Bidder's Statement/Offer and Circular states or implies that the shares are to be quoted on any financial market, whether in Australia or otherwise, the takeover bid is subject to the condition that an application for admission to quotation will be made to the operator of the financial market within 7 days after the start of the Offer Period and permission for admission to quotation will be granted no later than 7 days after the Expiry Date. If that condition is not fulfilled, any contract that results from a Shareholder's acceptance of this Offer will be automatically void. For the avoidance of doubt, in the context of the Offer this requirement does not extend to any potential listing of Allied Gold Shares on the TSX.

3.	Take-Up and Payment for Deposited Shares

Take-Up and Payment

Upon all of the terms and subject to the conditions of the Offer (including but not limited to the conditions specified in Section 2 of this Offer, "Conditions of the Offer") having been satisfied or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for ASG Shares validly deposited under the Offer and not properly withdrawn not later than 10 days after the Expiry Date. Any ASG Shares deposited under the Offer after the first date on which ASG Shares have been taken up by the Offeror will be taken up and paid for not later than 10 days after such deposit.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any ASG Shares or to terminate the Offer and not take up or pay for any ASG Shares if any condition of the Offer is not satisfied or, where permitted, waived by the Offeror by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for ASG Shares in order to comply, in whole or in part, with any applicable law.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment ASG Shares validly deposited and not validly withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary of its acceptance for payment of such Deposited Shares pursuant to the Offer at its office in Toronto, Ontario.

The Offeror will pay for ASG Shares validly deposited under the Offer and not withdrawn by providing the Depositary with the Offered Consideration in the form of sufficient certificates for Allied Gold Shares and sufficient funds (for Foreign Shareholders) for transmittal to persons who have deposited ASG Shares under the Offer. The Depositary will act as the agent of the persons who have deposited ASG Shares in acceptance of the Offer for the purposes of receiving the Offered Consideration from the Offeror and transmitting such Offered Consideration to such persons. Receipt of the share certificates and cash, if any, representing the Offered Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing ASG Shares pursuant to the Offer. Under no circumstances will interest accrue or be paid by the Offering Parties or the Depositary to persons depositing ASG Shares on the purchase price of ASG Shares purchased by the Offeror, regardless of any delay in making such payment.

Settlement with each Shareholder who has validly deposited and not validly withdrawn ASG Shares under the Offer will be made by the Depositary forwarding a certificate for the Allied Gold Shares to which such Shareholder is entitled or a cheque for an amount in Canadian dollars to which such Shareholder is entitled (in the case of Foreign Shareholders). Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates or cheque will be issued in the name of the registered Shareholder of the ASG Shares so deposited. Unless the person depositing the ASG Shares instructs the Depositary to hold the certificates representing the Allied Gold Shares or cheques, for pick-up by checking the appropriate box in the Letter of Transmittal, the certificates or cheque, will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the certificates or cheque, will be sent to the address of the Shareholder as shown on the securities register maintained by or on behalf of ASG. Certificates or cheques, mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

If any Deposited Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, certificates for unpurchased ASG Shares will be returned, at the Offeror's expense, to the depositing Shareholder as soon as it is practicable following the Expiry Time or withdrawal or early termination of the Offer. Unless otherwise directed in the Letter of Transmittal, certificates representing unpurchased ASG Shares will be forwarded to the address of the registered Shareholder as shown on the securities register maintained by ASG.

Shareholders depositing ASG Shares will not be required to pay any fee or commission if they accept the Offer by depositing their ASG Shares directly with the Depositary (other than brokerage commissions and other expenses in connection with the sale of Allied Gold Shares on behalf of Foreign Shareholders over the facilities of the ASX). If you own ASG Shares through a broker or other nominee and your broker or nominee tenders your ASG Shares on your behalf, your broker or nominee may charge you a fee for doing so.

Foreign Shareholders

Shareholders who are Foreign Shareholders will not be entitled to receive Allied Gold Shares as consideration for their ASG Shares pursuant to the Offer. In these circumstances, the Allied Gold Shares which would otherwise have been issued to Foreign Shareholders will instead be issued to the Nominee, which shall, as expeditiously as is commercially reasonable thereafter, sell such Allied Gold Shares on their behalf over the facilities of the ASX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to the Depositary for delivery to such Shareholders. Each Shareholder for whom Allied Gold Shares are sold by the Nominee will receive an amount equal to such Shareholder's pro rata interest in the net proceeds of sales of all Allied Gold Shares so sold by the Nominee. The Offering Parties will have no liability for any such proceeds received or the remittance thereof to such Shareholders.

A Shareholder is a Foreign Shareholder for the purposes of the Offer if their address as shown in the register of members of ASG is in a jurisdiction other than Australia, New Zealand or Canada, or if they are an Ineligible U.S. Shareholder. However, such a person will not be a Foreign Shareholder, and will be entitled to receive Allied Gold Shares as consideration for ASG Shares held by such Foreign Shareholder pursuant to the Offer, if the Offering Parties are satisfied that they are not legally or practically constrained from making the Offer to a Foreign Shareholder in the relevant jurisdiction and to issue Allied Gold Shares to such a Foreign Shareholder on acceptance of the Offer, and that it is lawful for the shareholder to accept the Offer in such circumstances in the relevant jurisdiction. Notwithstanding anything else in this Bidder's Statement/Offer and Circular, the Offering Parties are not under any obligation to spend any money, or undertake any action, in order to satisfy themselves concerning any of these matters.

Shareholders who are Foreign Shareholders will be sent their pro rata share of the net proceeds of the sale of Allied Gold Shares by the Nominee in Canadian currency or, if this is unlawful, in the currency of the jurisdictions of their residence (as shown in the register of members of ASG or on their Letters of Transmittal). Payment will be made by cheque mailed to the Shareholders at their risk by ordinary mail (or in the case of overseas Shareholders, by airmail) at the addresses shown in the register of members of ASG or provided on their Letters of Transmittal as soon as practicable and in any event within the period required by the Australian Corporations Act. Under no circumstances will interest be paid on such Shareholders' share of the proceeds of the sale of Allied Gold Shares by the Nominee, regardless of any delay in remitting these net proceeds to them.

In the United States, the Allied Gold Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act, provided by Rule 802 thereunder. No Allied Gold Shares will be delivered in the United States unless the Offering Parties are satisfied that such Allied Gold Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the applicable U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to the Offering Parties in their sole discretion, and without subjecting Allied Gold to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by the Offering Parties in their sole discretion, Allied Gold Shares will not be delivered to "Ineligible U.S. Shareholders".

All Ineligible U.S. Shareholders must notify their broker, financial advisor, financial institution or other nominee through which their ASG Shares are held of their status as an "Ineligible U.S. Shareholder". Failure by an ineligible U.S. Shareholder to inform such Shareholder's broker, financial advisor, financial institution or other nominee through which such Shareholder's ASG Shares are held of such Shareholder's status as an "Ineligible U.S. Shareholder" prior to the Expiry Time will be deemed to be a certification that such Shareholder is not a resident of the United States who is not an exempt "institutional investor" within the meaning of the securities laws and regulations of the subject state of which such Shareholder is a resident. Any U.S. Shareholder who deposits ASG Shares using a Letter of Transmittal that does not indicate whether such U.S. Shareholder is not an "Ineligible U.S. Shareholder" will be deemed to have certified that such U.S. Shareholder is an "Ineligible U.S. Shareholder".

Allied Gold Shares issued to Shareholders pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that ASG Shares tendered by such Shareholders in the Offer are "restricted securities". Accordingly, if you tender ASG Shares under the Offer that bear a U.S. Securities Act restrictive legend, any Allied Gold Shares issued to you in exchange for such ASG Shares shall also bear a U.S. Securities Act restrictive legend.

Clearances for offshore residents

If, at the time of acceptance of the Offer, any authorities or clearances of the Reserve Bank of Australia (whether under the Banking (Foreign Exchange) Regulations or otherwise), or of the Australian Taxation Office, is required for a Shareholder to receive any consideration under the Offer, or a Shareholder is resident in or of a place to which, or a Shareholder is a person to whom, any other law of Australia would make it unlawful for Allied Gold to provide the consideration payable for such Shareholder's ASG Shares, acceptance of the Offer will not create or transfer to such Shareholder any right (contractual or contingent) to receive the consideration specified in the Offer unless and until all requisite authorities or clearances have been obtained.

4.	Time for Acceptance

The Offer is open for acceptance, unless extended or withdrawn at the sole discretion of the Offeror in accordance with applicable law, until 8:00 p.m. (Toronto time) on November 16, 2009. See Section 6 of this Offer, "Extensions, Variations and Changes to the Offer". No ASG Shares will be taken up and paid for pursuant to the Offer prior to the Expiry Time unless and until all of the terms and conditions of the Offer have been satisfied and/or waived.

5.	Manner of Acceptance

Before you accept the Offer, you should read all information provided to you by the Offering Parties and ASG and, if you need advice, consult your broker or legal, financial or other professional adviser.

Letter of Transmittal

The Offer may be accepted by Shareholders by depositing the following documents with the Depositary at the office specified in the Letter of Transmittal so as to be received no later than the Expiry Time:

(a)	a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed as required by the instructions set out in the Letter of Transmittal;

(b)	the certificate(s) representing the ASG Shares in respect of which the Offer is being accepted; and

(c)	any other documents required by the instructions set out in the Letter of Transmittal.

Participants in CDS or DTC should contact the Depositary with respect to the deposit of their ASG Shares under the Offer. CDS and DTC will be issuing instructions to its participants as to the method of depositing such ASG Shares under the Offer.

No fee or commission will be payable by Shareholders who deposit their ASG Shares pursuant to the Offer directly to the Depositary (other than brokerage commissions and other expenses in connection with the sale of Allied Gold Shares on behalf of Foreign Shareholders over the facilities of the ASX).

The Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time at the address for the Depositary indicated on the Letter of Transmittal.

Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificates for ASG Shares may deposit ASG Shares under the Offer in compliance with the procedure for guaranteed delivery set out below under the heading "Procedure for Guaranteed Delivery" or in compliance with the procedures for book-entry transfers set out below under the heading "Acceptance by Book-Entry Transfer".

Currency of Payment

The cash payable under the Offer in respect of payments to Foreign Shareholders in lieu of Allied Gold Shares will be denominated in Canadian dollars.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if:

(a)
the Letter of Transmittal is signed by the registered owner of the ASG Shares exactly as the name of the registered Shareholder appears on the ASG Share certificate deposited therewith, and the certificates for Allied Gold Shares issuable and the cash payable, if any, in each case under the Offer, are to be delivered directly to such registered Shareholder at the address of the holder as indicated on the Shareholder register; or

(b)	ASG Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing ASG Shares is registered in the name of a person other than the signatory of a Letter of Transmittal or if the certificates for the Allied Gold Shares issuable and the cash payable, if any, are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Method of Delivery

The method of delivery of ASG Shares, the Letter of Transmittal, the Notice of Guaranteed Deliver and all other required documents is at the option and risk of the depositing Shareholder. The Offering Parties recommend that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if certificates for ASG Shares and the other documents are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual receipt of certificates for such ASG Shares by the Depositary at its office in Toronto, Ontario.

A Shareholder who wishes to deposit ASG Shares under the Offer and whose ASG Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such ASG Shares under the Offer.

Procedure for Guaranteed Delivery

If a Shareholder wishes to accept the Offer and either (i) the certificates representing such Shareholder's ASG Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificates and Letter of Transmittal to the Depositary by the Expiry Time, those ASG Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	such deposit is made only at the office of the Depositary in Toronto, Ontario, by or through an Eligible Institution;

(b)
a Notice of Guaranteed Delivery (or a manually signed facsimile thereof), properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario, at or before the Expiry Time; and

(c)
the certificate(s) representing the Deposited Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile thereof), relating to such ASG Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by such Letter of Transmittal, are received at the Toronto, Ontario, office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand or couriered or transmitted by electronic facsimile or mailed to the Depositary only at its office in Toronto, Ontario, and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate and other required documents to any other office other than the Toronto, Ontario office of the Depositary does not constitute delivery for the purpose of satisfying the guaranteed delivery.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder's ASG Shares into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of ASG Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

Shareholders, through their respective CDS participants, who use CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Shareholders who wish to accept the Offer by Book-Entry Confirmation should contact the Depositary for assistance. Contact details for the Depositary may be found on the last page of this Bidder's Statement/Offer and Circular.

Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Shareholder's ASG Shares into the Depositary's account in accordance with DTC's procedures for such transfer. However, as noted above, although delivery of ASG Shares may be effected through book-entry transfer at DTC, either an Agent's Message in respect thereof, or a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent's Message should be sent to the Depositary.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of ASG Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of ASG Shares determined by it not to be in proper form or which may be, in the opinion of the Offering Parties' counsel, unlawful to accept. The Offeror also reserves the absolute right to waive (i) any of the conditions of the Offer; or (ii) any defect or irregularity in any deposit of ASG Shares. No deposit of ASG Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, Allied Gold, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

Under no circumstances will any amount be paid by the Offering Parties, the Depositary or the Nominee by reason of any delay in exchanging any ASG Shares or in making payments in respect of Foreign Shareholders in lieu of Allied Gold Shares to any person on account of ASG Shares accepted for exchange pursuant to the Offer.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to ASG Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the ASG Shares covered by the Letter of Transmittal (or Notice of Guaranteed Delivery or, in the case of ASG Shares deposited by book-entry transfer, a Book-Entry Confirmation) delivered to the Depositary (the "Deposited Shares") and in and to all rights and benefits arising from such Deposited Shares including any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "Distributions").

Power of Attorney

An executed Letter of Transmittal (or, in the case of shares deposited by book-entry transfer, by the making of a book- entry transfer into the Depositary's accounts with CDS or DTC) irrevocably approves, constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares covered by the Letter of Transmittal or book-entry transfer (which shares upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the "Purchased Securities"), certain officers of Allied Gold and any other person designated by the Offeror in writing (each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Shareholder with respect to the Purchased Securities. The Letter of Transmittal or the making of a book- entry transfer authorizes an Appointee, in the name and on behalf of such Shareholder (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of ASG; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder (whether or not they are now so registered or recorded), to exercise any and all rights of such Shareholder including the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Allied Gold in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of ASG; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of ASG and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including all appointments of any agent, attorney-in-fact or attorney) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Binding Agreement

Subject to certain rights of Shareholders under the Australian Corporations Act, as described below and elsewhere in this Offer, the acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the Offeror taking up ASG Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal or on whose behalf a book- entry transfer is made owns the Deposited Shares and has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions being deposited under the Offer, (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person, (iii) the deposit of the Deposited Shares and Distributions complies with applicable laws, and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

As described above in Section 2 of this Offer, "Conditions of the Offer", any contract that results from a Shareholder's acceptance of this Offer are subject to the condition set out in section 625(3) of the Australian Corporations Act, which provides that if the consideration for a takeover bid includes shares and the Bidder's Statement/Offer and Circular states or implies that the shares are to be quoted on any financial market, whether in Australia or otherwise, the takeover bid is subject to the condition that an application for admission to quotation will be made to the operator of the financial market within 7 days after the start of the Offer Period and permission for admission to quotation will be granted no later than 7 days after the Expiry Date. If that condition is not fulfilled, any contract that results from a Shareholder's acceptance of this Offer will be automatically void. For the avoidance of doubt, in the context of the Offer this requirement does not extend to any potential listing of the Allied Gold Shares on the TSX.

6.	Extensions, Variations and Changes to the Offer

The Offer will be open for acceptance at the places of deposit specified in the Letter of Transmittal until the Expiry Time, unless the Offer is extended or withdrawn by the Offeror.

Subject to the limitations described below, the Offeror expressly reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to vary the terms of the Offer or extend the Expiry Time, in accordance with applicable laws, by giving notice in writing to the Depositary at its office in Toronto, Ontario. Also, if at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in this Bidder's Statement/Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Allied Gold or an affiliate of Allied Gold, unless it is a change in a material fact relating to the Allied Gold Shares), the Offeror will give written notice of such change to the Depositary at its office in Toronto, Ontario. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, will be deemed to be extended to the date specified in such notice or as required by applicable law, or in the case of a variation, the Offer will be deemed to be varied in the manner described in such notice, as the case may be. The Offering Parties will, as soon as practicable after the giving of any such notice to the Depositary, publicly announce the extension, variation or change and, if required by applicable law, cause the Depositary to mail a copy of any such notice to Shareholders as required by applicable securities laws at their respective addresses appearing in the share register of ASG. In addition, the Offering Parties will provide a copy of such notice to the ASX, AIM, TSX, ASIC and other applicable regulatory authorities, and will first lodge such notice with ASIC and ASG in accordance with the requirements of the Australian Corporations Act. Subject to notification to ASIC and ASG in accordance with the requirements of the Australian Corporations Act, any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario.

Under the Australian Corporations Act, the Offeror may not amend the terms and conditions of the Offer in any way that is substantially less favourable to ASG's Shareholders.

Under Canadian securities laws, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with, unless the Offeror first takes up all ASG Shares then deposited under the Offer and not withdrawn.

During any extension of the Offer, all ASG Shares previously deposited and not withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer, subject to Section 8 of this Offer, "Right to Withdraw Deposited ASG Shares". An extension of the Expiry Time will not, in and of itself, constitute a waiver by the Offeror of any of its rights under Section 2 of this Offer, "Conditions of the Offer".

Under applicable Canadian securities laws, if there is a variation in the terms of the Offer, the period during which ASG Shares may be deposited under the Offer will not expire before 10 days after the date that the notice of variation has been delivered.

If, before the Expiry Time, the Offeror in its sole discretion elects to increase the Offered Consideration, such increase will be applicable to all holders whose ASG Shares are taken up under the Offer.

7.	Changes in Capitalization of ASG; Liens

If, on or after the date of the Offer, ASG should divide, combine, reclassify, consolidate, convert or otherwise change any of the ASG Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 2 of this Offer, "Conditions of the Offer", make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration or other terms of the Offer (including the type of securities offered to be purchased and the consideration payable therefor).

ASG Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the ASG Shares, whether or not separated from the ASG Shares, but subject to any ASG Shares being validly withdrawn by or on behalf of a depositing Shareholder. If, on or after the date of the Offer, ASG should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any ASG Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the securities register maintained by or on behalf of ASG in respect of ASG Shares, then the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to any such dividend, distribution, payment, right or other interest and may deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed in Section 17 of the Circular, "Certain Australian Income Tax Considerations" and Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations".

8.	Right to Withdraw Deposited ASG Shares

Except as otherwise provided in this Section 8 or otherwise required by applicable laws, all deposits of ASG Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable laws, any ASG Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the ASG Shares have been taken up by the Offeror pursuant to the Offer;

(b)	if the ASG Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)
a notice of change relating to a change in the information contained in the Offer or Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Allied Gold or an affiliate of Allied Gold, unless it is a change in a material fact relating to the Allied Gold Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)
a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the ASG Shares where the Expiry Time is not extended for more than 10 days after the date of the notice of variation), is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at its office in Toronto, Ontario. Any such notice of withdrawal must (i) be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy; (ii) be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the ASG Shares to be withdrawn; (iii) specify the number of ASG Shares to be withdrawn, the name of the registered Shareholder and the certificate number shown on the share certificate(s) representing each ASG Share to be withdrawn; and (iv) must be actually received by the Depositary at the place of deposit for the applicable ASG Shares (or Notice of Guaranteed Delivery in respect thereof). No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered Shareholder exactly as the name of the registered Shareholder appears on the certificate representing ASG Shares deposited with the Letter of Transmittal or if the ASG Shares were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. A withdrawal of ASG Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal.

Alternatively, if ASG Shares have been deposited pursuant to the procedures for book-entry transfer, as set forth in Section 5 of this Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", any notice of withdrawal must specify the name and number of the account at CDS or DTC to be credited with the withdrawn ASG Shares and otherwise comply with the procedures of CDS and DTC.

All questions as to form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There will be no duty or obligation on the Offeror, Allied Gold, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.

Withdrawals may not be rescinded and any ASG Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn ASG Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 5 of this Offer, "Manner of Acceptance".

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for or exchanging the ASG Shares or is unable to take up or pay for or exchange ASG Shares for any reason, then, without prejudice to the Offeror's other rights under the Offer, the Depositary may, subject to applicable laws, retain on behalf of the Offeror all Deposited Shares and Distributions, and such ASG Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable laws.

In addition to the foregoing rights of withdrawal, Shareholders in the provinces and territories of Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 20 of the Circular, "Offerees' Statutory Rights".

9.	Return of Deposited Shares

If any Deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, certificates for unpurchased ASG Shares will be returned to the depositing Shareholder as soon as is practicable following the termination or withdrawal of the Offer by either (i) sending new certificates representing ASG Shares not purchased or by returning the deposited certificates (and other relevant documents) or (ii) in the case of ASG Shares deposited by book- entry transfer of such ASG Shares pursuant to the procedures set forth in Section 5 of this Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", such ASG Shares will be credited to the depositing Shareholder's account maintained with CDS or DTC. Certificates (and other relevant documents) will be forwarded by first class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by ASG or its transfer agent, as soon as practicable after the termination of the Offer.

10.	Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques, share certificates and any other relevant documents will not be mailed if the Offering Parties determine that delivery thereof by mail may be delayed. A person entitled to cheques, share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the ASG Shares were delivered, upon application to the Depositary, until such time as the Offering Parties have determined that delivery by mail will no longer be delayed. Notwithstanding Section 11 of this Offer, "Notice and Delivery", the deposit of cheques, share certificates and any other relevant documents with the Depositary in such circumstance will constitute delivery to the persons entitled thereto and the ASG Shares will be deemed to have been paid for immediately upon such deposit. Notice of any determination regarding mail service delay or interruption made by the Offering Parties will be given in accordance with Section 11 of this Offer, "Notice and Delivery".

11.	Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which the Offering Parties or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to registered Shareholders if it is mailed by prepaid, first class mail to the registered Shareholders at their respective addresses appearing in the appropriate registers maintained by ASG in respect of the ASG Shares and will be deemed, unless otherwise specified by applicable laws, to have been received on the first business day following the date of mailing. For this purpose, "business day" means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service in Australia, New Zealand or Canada following mailing. Except as otherwise required or permitted by law, in the event of any interruption of mail service in Australia, New Zealand or Canada, the Offering Parties intend to make reasonable efforts to disseminate the notice by other means such as publication. Except as otherwise required or permitted by law, if post offices in Australia or Canada are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offering Parties or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if (i) it is given to the ASX, AIM and TSX for dissemination through their facilities, (ii) if it is published once in the The Australian newspaper and the National Edition of The Globe and Mail or (iii) it is given to The Australian newspaper and the Marketwire News Wire Service for dissemination through their facilities.

Unless post offices are not open for the deposit of mail, the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Shareholders by first class mail, postage prepaid or made available in such other manner as is permitted by applicable regulatory authorities and the Offering Parties will use their reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder list, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial owners of ASG Shares when such list or listing is received.

Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Market Purchases

To the extent permitted by applicable securities laws, the Offering Parties reserve the right to, and may, acquire (or cause an affiliate to acquire) ASG Shares by making purchases through the facilities of the TSX at any time and from time to time prior to the Expiry Time. In no event will the Offering Parties make any such purchases of ASG Shares through the facilities of the TSX before the third business day following the date of the Offer. If the Offering Parties should acquire ASG Shares by making purchases through the facilities of the TSX during the period in which the Offer is open for acceptance, the ASG Shares so purchased shall be counted in any determination as to whether the Minimum Tender Condition has been satisfied. The aggregate number of ASG Shares acquired by the Offering Parties through the facilities of the TSX during the period in which the Offer is open for acceptance shall not exceed 5% of the outstanding ASG Shares as of the date of the Offer and the Offering Parties will issue and file a press release containing the information prescribed by applicable laws after the close of business of the TSX on each day on which such ASG Shares have been purchased.

Although the Offering Parties have no current intention to do so, subject to compliance with applicable securities laws, the Offering Parties reserve the right to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell after the Expiry Time any ASG Shares taken up and paid for under the Offer.

13. Other Terms of the Offer

No broker, dealer or other person has been authorized to give any information or to make any representation or warranty on behalf of the Offering Parties other than as contained in the Bidder's Statement/Offer and Circular filed by the Offeror in connection with the Offer, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.

The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

The Offer will be governed by the Australian Corporations Act and applicable Canadian securities laws, and all contracts resulting from the acceptance thereof will be governed by and construed in accordance with the laws of Australia, for Shareholders resident in Australia and jurisdictions other than Canada, and the laws of the Province of Ontario and the federal laws of Canada applicable therein for Shareholders resident in Canada. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction. Each party to any agreement resulting from the acceptance of the Offer, who is resident in Australia or any jurisdiction other than Canada, unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the State of Queensland, Australia. Each party to any agreement resulting from the acceptance of the Offer, who is resident in Canada, unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of ASG Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer, the validity of any deposit of ASG Shares, and the validity of any withdrawals of ASG Shares.

The Offeror reserves the right to transfer to one or more affiliates of Allied Gold the right to purchase all or any portion of the ASG Shares deposited pursuant to the Offer but any such transfer will not relieve the Offeror of its obligations under the Offer and will not in any way prejudice the rights of persons depositing ASG Shares to receive payment for ASG Shares validly deposited and accepted for payment pursuant to the Offer.

The Offer and the accompanying Circular (including all annexures and appendices) constitute the take-over bid circular required under applicable Canadian securities laws with respect to the Offer. The Offer and the accompanying Circular (including all annexures and appendices) also constitute the bidder's statement of the Offeror required under Part 6.5 Division 2 of the Australian Corporations Act. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

In accordance with the provisions of section 711(6) of the Australian Corporations Act, no securities will be issued on the basis of this Bidder's Statement/Offer and Circular after the date which is 13 months after the date of this Bidder's Statement/Offer and Circular.

Dated for purposes of this Bidder's Statement as of September 27, 2009
This Offer and Circular is dated October 2, 2009

AGL (ASG) PTY LTD.

Mark V. Caruso
Executive Chairman and Chief Executive Officer

CIRCULAR

This Circular is supplied by the Offeror in connection with the accompanying Offer by the Offeror to purchase, upon the terms and subject to the conditions described therein, all of the issued and outstanding ASG Shares, including any ASG Shares that may become issued and outstanding after the date of the Offer upon the conversion, exchange or exercise of any securities of ASG that are convertible into or exchangeable or exercisable for ASG Shares. The terms and provisions of the Offer, the Letter of Transmittal, and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Annex A (Consolidated Financial Statements of Allied Gold), Annex B (Pro Forma Consolidated Financial Statements of the Combined Company) and Annex C (Additional Information Regarding Allied Gold) also form part of this Circular. Shareholders are urged to refer to the Offer for details of its terms and conditions, including details as to payment and withdrawal rights. Defined terms used in the Offer are used in the Circular with the same meaning unless the context otherwise requires.

1.	The Offering Parties

Overview of the Offeror

The Offeror was incorporated under the Australian Corporations Act on September 3, 2009 and has not carried on any business prior to the date hereof other than in connection with matters directly related to the Offer. The Offeror is not a reporting issuer in any jurisdiction of Canada. All of the issued and outstanding shares of the Offeror are held by Allied Gold.

Overview of Allied Gold

Allied Gold is a gold production and exploration company which is incorporated under the Australian Corporations Act and listed on the ASX under the symbol "ALD" and on the AIM under the symbol "AGLD". Allied Gold is not a reporting issuer in any jurisdiction of Canada. Allied Gold's major asset is its 100% owned Simberi Oxide Gold Project, which is situated on Simberi Island, the northern most island of the Tabar Islands Group, located in the New Ireland Province of eastern Papua New Guinea. The Simberi Project commenced production in February 2008, and currently hosts measured, indicated and inferred mineral resources of approximately 4.6 million ounces of gold. In addition, Allied Gold owns 100% of an exploration license on Tatau and Big Tabar Islands, which are located in close proximity to Simberi Island, subject to a farm-out agreement with Barrick Gold Corporation.

Allied Gold's strategy is to add to the gold inventory on Simberi Island by defining additional resources and converting these and other known resources into reserves with a view to expanding annualised gold production from current levels of approximately 80,000 ounces.

Authorized and Outstanding Share Capital

The Allied Gold Shares to be received as consideration under the Offer will be fully paid and rank equally with existing Allied Gold Shares. There are no limitations contained in the constitution of Allied Gold on the ability of a person who is not an Australian resident to hold Allied Gold Shares or exercise the voting rights associated with Allied Gold Shares.

Allied Gold is authorized to issue an unlimited number of Allied Gold Shares, each without par value. As at September 25, 2009, there were 472,643,276 Allied Gold Shares issued and outstanding.

Allied Gold Shares are listed on the ASX. An application will be made to the ASX within seven days of the date of this Bidder's Statement/Offer and Circular for official listing of the Allied Gold Shares to be issued pursuant to the Offer. Listing is not guaranteed or automatic on such an application. The Allied Gold Shares are also listed on the AIM and Allied Gold will apply for listing of the Allied Gold Shares to be issued pursuant to the Offer on the AIM. Nothing in this Bidder's Statement/Offer and Circular is to be taken to state or imply that the Allied Gold Shares issued as consideration under the Offer will be listed on the ASX or the AIM. However, listing is expected in the ordinary course as Allied Gold is already listed on the ASX and the AIM.

The rights and restrictions attaching to Allied Gold Shares are set out in Allied Gold's constitution and, in certain circumstances, are regulated by the Australian Corporations Act, ASX Listing Rules, ASTC Settlement Rules and general law. Under section 140(1) of the Australian Corporations Act, the constitution of Allied Gold has effect as a contract between Allied Gold and each shareholder of Allied Gold and between a shareholder of Allied Gold and each other shareholder. Accordingly, Shareholders who receive Allied Gold Shares as consideration under the Offer will, as a result, become liable to comply with the constitution of Allied Gold. The following is a summary of the principal rights attaching to Allied Gold Shares. It does not purport to be exhaustive or to constitute a definitive statement of the rights and liabilities of shareholders of Allied Gold. Shareholders should seek their own advice when trying to establish their rights in specific circumstances.

Ranking

The Allied Gold Shares issued under the Offer will rank pari passu with all the other Allied Gold Shares that have been issued by Allied Gold.

Voting

Subject to any rights or restrictions for the time being attached to any other class or classes of shares of Allied Gold, at meetings of holders of Allied Gold Shares, each shareholder entitled to vote may vote in person or by proxy, attorney or representative and, on a show of hands, every Allied Gold shareholder present in person or by proxy, attorney or representative has one vote, and on a poll, every Allied Gold shareholder present in person or by proxy, attorney or representative has one vote for each share that shareholder holds. A person who holds an Allied Gold Share that is not fully paid up shall be entitled to a fraction of a vote equal to the proportion that the amount paid up bears to the total issue price. There are currently no partly paid Allied Gold Shares issued.

Dividends

Subject to the rights of holders of any shares created or raised under any special arrangement as to dividends, holders of Allied Gold Shares are entitled to receive dividends when, as and if declared by the board of directors of Allied Gold out of funds legally available therefor in accordance with the Australian Corporations Act.

Liquidation

If Allied Gold is wound up, the liquidator may, with the authority of a special resolution, divide among the shareholders in kind the whole or any part of the property of Allied Gold, and may for that purpose set such a value as he considers fair upon any property to be so divided and may determine how the division is to be carried out as between the shareholders or different classes of shareholders.

The liquidator may, with the authority of a special resolution, vest the whole or any part of any such property in trustees upon such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no shareholder is compelled to accept any shares or other securities on which there is any liability.

Subject to the Australian Corporations Act, the ASX Listing Rules and the rights of the shareholders (if any) entitled to shares with special rights in a winding up, all moneys and property that are to be distributed among shareholders on a winding up, shall be so distributed among the shareholders in the proportion which the amount paid (including amounts credited) on the shares of a shareholder bears to the total amount paid and payable (including amounts credited) on the shares of all shareholders.

Transfer of shares

Subject to Allied Gold's constitution, the Australian Corporations Act and any other laws and the ASX Listing Rules, Allied Gold Shares are freely transferable.

Future Issues

Without prejudice to any special rights conferred on the holders of any existing shares or class of shares, shares for the time being unissued shall be under the control of the directors of Allied Gold, and subject to the Australian Corporations Act, the ASX Listing Rules and Allied Gold's constitution, the directors may at any time and from time to time issue such number of shares either as ordinary shares or shares of a named class or classes (being either an existing class or a new class) and with such preferred, deferred or other special rights or restrictions, whether with regard to dividend, return of capital or otherwise, and whether as preference shares that are or at the option of Allied Gold are liable to be redeemed, as the directors shall, in their absolute discretion, determine.

Variation of Rights

If at any time the share capital of Allied Gold is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied, whether or not Allied Gold is being wound up, with the consent in writing of the holders of three quarters of the issued shares of that class, or if authorised by a special resolution passed at a separate meeting of the holders of the shares of that class. Any variation of rights shall be subject to Part 2F.2 of Chapter 2F of the Australian Corporations Act. The provisions of Allied Gold's constitution relating to general meetings shall apply so far as they are capable of application and with necessary alterations to every such separate meeting except that a quorum is constituted by two shareholders present in person or by proxy, attorney or representative.

Full details of the rights attaching to the Allied Gold Shares are set out in Allied Gold's constitution, a copy of which can be inspected at Allied Gold's registered office at Unit B9, 431 Roberts Road, Subiaco, Western Australia, 6008, Australia, during normal business hours. A copy of Allied Gold's constitution may also be inspected during the Offer Period during normal business hours at the offices of Wildeboer Dellelce LLP, Canadian counsel to Allied Gold, at Suite 800, Wildeboer Dellelce Place, 365 Bay Street, Toronto, Ontario, M5H 2V1 and for 30 days thereafter.

Allied Gold Share Incentive Plans

The Allied Gold employee option plan ("Option Plan") was re-approved by Allied Gold shareholders at Allied Gold's 2008 Annual General Meeting held on November 28, 2008. The Option Plan allows Allied Gold to issue options to eligible persons for no consideration. All eligible employees and consultants of Allied Gold are eligible to participate. The options are exercisable at a fixed price in accordance with the Option Plan. The exercise price of the options is determined in the discretion of the Allied Gold board of directors, subject to any minimum pricing rules specified in the ASX Listing Rules. Options issued under the Option Plan may be subject to vesting periods under certain circumstances. Options granted under the Option Plan carry no dividend or voting rights. The Allied Gold board of directors oversees and approves the issue of all options. As at September 25, 2009, there were options granted and outstanding exercisable to acquire 46,604,427 Allied Gold Shares.

Price Range and Trading Volumes of Allied Gold Shares

The Allied Gold Shares are currently listed and posted for trading on the ASX under the symbol "ALD" and on the AIM under the symbol "AGLD". The following table sets forth, for the periods indicated, the reported high, low and closing trading prices and the aggregate volume of trading for the shares on the ASX and AIM.

	Allied Gold Shares on the ASX				Allied Gold Shares on the AIM
	High	Low	Close	Volume	High	Low	Close	Volume
	(A$)	(A$)	(A$)	(#)	(£)	(£)	(£)	(#)
2009
September (1 to 16)	0.545	0.42	0.51	6,115,478	0.30	0.22	0.28	7,783,332
August	0.47	0.41	0.45	5,478,961	0.24	0.22	0.22	4,619,513
July	0.455	0.38	0.415	6,805,747	0.21	0.19	0.21	5,955,650
June	0.55	0.34	0.415	11,613,507	0.27	0.19	0.21	8,132,679
May	0.45	0.29	0.45	13,911,518	0.25	0.16	0.25	8,808,662
April	0.44	0.32	0.32	3,004,337	0.21	0.16	0.16	2,246,835
March	0.46	0.365	0.46	7,489,085	0.20	0.17	0.20	3,393,650
February	0.57	0.33	0.455	7,937,333	0.23	0.16	0.20	6,665,424
January	0.465	0.30	0.34	4,577,992	0.23	0.14	0.17	2,542,534

2008
December	0.43	0.22	0.42	4,746,942	0.21	0.10	0.21	3,348,268
November	0.31	0.20	0.27	3,438,956	0.14	0.10	0.11	1,968,618
October	0.315	0.185	0.215	4,479,475	0.14	0.09	0.09	3,432,811
September	0.365	0.245	0.32	6,597,303	0.16	0.11	0.14	6,437,190

On September 16, 2009, the last trading day prior to the Announcement Date, the closing price of the Allied Gold Shares on the ASX was A$0.51. The VWAP of the Allied Gold Shares on the ASX for the 20 trading days ending on September 16, 2009 was A$0.495. On September 16, 2009, the last trading day prior to the Announcement Date, the closing price of the Allied Gold Shares on the AIM was £0.28. The VWAP of the Allied Gold Shares on the AIM for the 20 trading days ending on September 16, 2009 was £0.263.

The trading data used above has been sourced from Bloomberg, which has not consented to the use of this data in this Bidder's Statement/Offer and Circular.

Publicly Available Information About Allied Gold

Allied Gold is a company listed on the ASX under the symbol "ALD" and is subject to the periodic and continuous disclosure requirements of the Australian Corporations Act and ASX Listing Rules. Specifically, as a listed company, Allied Gold is subject to the ASX Listing Rules which require continuous disclosure of any information Allied Gold has concerning it that a reasonable person would expect to have a material effect on the price or value of its securities. ASX maintains files containing publicly disclosed information about all listed companies. Allied Gold's file is available for inspection at ASX during normal business hours.

In addition, Allied Gold is required to lodge various documents with ASIC. Copies of documents lodged with ASIC by Allied Gold may be obtained from, or inspected at, an ASIC office. On request to Allied Gold and free of charge, Shareholders may obtain a copy of:

•
the annual financial report of Allied Gold for the year ended June 30, 2009 (being the annual financial report most recently lodged with ASIC before lodgement of this Bidder's Statement/Offer and Circular with ASIC);

•
any half-year financial report lodged with ASIC by Allied Gold after the lodgement of the annual financial report referred to above and before lodgement of this Bidder's Statement/Offer and Circular; and

•
any continuous disclosure notice given to ASX by Allied Gold since the lodgement with ASIC of the 2009 annual report for Allied Gold referred to above and before lodgement of this Bidder's Statement/Offer and Circular with ASIC.

Further information regarding Allied Gold can be obtained via the ASX website at www.asx.com.au.

Allied Gold is not a reporting issuer or the equivalent in any jurisdiction of Canada and does not file continuous disclosure documents with any Canadian securities regulatory authorities.

Further Information and Allied Gold Documents Incorporated by Reference

Further information with respect to Allied Gold is set forth in Annex A (Consolidated Financial Statements of Allied Gold) and Annex C (Additional Information Regarding Allied Gold), which are incorporated into and form part of this Bidder's Statement/Offer and Circular. In addition, the Technical Report, a copy of which has been lodged with ASIC and can be found under ASG's SEDAR profile at www.sedar.com, is specifically incorporated by reference into, and forms an integral part of, this Bidder's Statement/Offer and Circular.

The Technical Report contains information regarding Allied Gold's Simberi Project, including its description and location, history, geological setting, mineralization, exploration, drilling, sampling, mineral resource and mineral reserve estimates and mining. See Annex C (Additional Information Regarding Allied Gold), "Allied Gold Limited — The Simberi Project" for more information.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Bidder's Statement/Offer and Circular to the extent that a statement contained in this Bidder's Statement/Offer and Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Bidder's Statement/Offer and Circular except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this Bidder's Statement/Offer and Circular from documents filed with the securities regulatory authority in certain of the provinces of Canada. Copies of the documents incorporated by reference in the Circular regarding Allied Gold may be obtained on request without charge from the Corporate Secretary, Allied Gold Limited, 34 Douglas Street, PO Box 2019, Milton, QLD, 4064, Australia, by telephone at +61 (7) 3252-5911 or by facsimile at +61 (7) 3252-3552. Copies of documents incorporated by reference may also be obtained by accessing the website of the Canadian securities regulatory authorities located at www.sedar.com.

Information contained in or otherwise accessed through Allied Gold's website, www.alliedgold.com.au, or any other website does not form part of this Bidder's Statement/Offer and Circular.

Compliance Statement

The information in this Bidder's Statement/Offer and Circular that relates to Allied Gold's exploration results, mineral resources or ore reserves is based on the Technical Report. Each of the authors of the Technical Report, being Stephen Godfrey, BSc (Hons)(UNE), DipEd(QU), MAusIMM, MAIG and John Battista, B. Eng.(Mining), MAusIMM, each of Golder Associates Pty Ltd of West Perth, Australia, and Phil Hearse, BAppSc, MBA, FAusIMM, of Battery Limits Pty Ltd of Subiaco, Australia, is a member of the Australasian Institute of Mining and Metallurgy, has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a "Competent Person" as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves", and qualifies as an independent "qualified person" under NI 43-101. Each of Messrs. Godfrey, Battista and Hearse consents to the inclusion in this Bidder's Statement/Offer and Circular of the matters based on this information in the form and context in which they appear.

2.	Australian Solomons Gold

The information concerning ASG contained in this Bidder's Statement/Offer and Circular, including information incorporated herein by reference, has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources and has not been independently verified. Although the Offering Parties have no knowledge that would indicate that any statements contained herein relating to ASG taken from or based upon such documents and records are inaccurate or incomplete, to the maximum extent permitted by law, neither of the Offering Parties nor any of their officers or directors assume any responsibility for the accuracy or completeness of the information relating to ASG taken from or based upon such documents and records, or for any failure by ASG to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offering Parties.

Overview of ASG

ASG is an Australian-based mining and exploration company engaged, through its subsidiaries, in the acquisition, exploration and, if warranted, development of precious metal (primarily gold) properties.

ASG was incorporated in Queensland, Australia under the Australian Corporations Act on June 10, 2004. ASG converted its Australian legal status to a "public" company on April 4, 2006. The new legal status as a public company was confirmed by the ASIC on June 6, 2006.

ASG's registered and records office is at Ground Floor, 60 Kingsford Smith Drive, Albion in the State of Queensland, 4010, Australia. The principal subsidiary company, Gold Ridge Mining Limited, is incorporated in the Solomon Islands and has its registered and records office at 1st Floor, City Centre Building, P.O. Box 70, Honiara, Solomon Islands.

ASG is a reporting issuer in the provinces of British Columbia, Alberta, Manitoba and Ontario and files its continuous disclosure documents with the applicable Canadian securities regulatory authorities. Such documents are available under ASG's SEDAR profile at www.sedar.com.

The general development of the business of ASG has focused entirely on the Gold Ridge project on the island of Guadalcanal in the Solomon Islands. ASG was incorporated for the purposes of participating in an international tender for the sale of the Gold Ridge project. The tender was carried out by American Home Assurance Company ("AHAC") who had taken ownership of the Gold Ridge project following a claim under a political risk insurance policy provided by AHAC to the previous owners. ASG signed a share purchase agreement ("SPA") with AHAC on December 20, 2004 for the purchase of all the shares in JV Mine (Australia) Pty Ltd. ("JV Mine"), the parent entity of the group owning the Gold Ridge project. An agreement varying the SPAwas signed and the purchase was completed on May 30, 2005, resulting in ASG obtaining sole beneficial ownership of JV Mine and therefore the Gold Ridge project. ASG holds the Gold Ridge project through its wholly-owned Australian and Solomon Island subsidiaries.

Pursuant to the original SPA, ASG paid an initial payment of U.S.$20 million and committed to two further payments. The timing and extent of the further payments was dependent on development timing and gold prices at the time of financing, and other conditions. These future obligations have been renegotiated as follows:

(a)	a cash payment of U.S.$2.5 million was made on February 27, 2009;

(b)
subject to registration in the Solomon Islands of the agreement and security documents by December 31, 2009, ASG has provided a production payment stream to the vendor, at the rate of U.S.$15 per ounce recovered. This is an ongoing payment and applies to all production sourced from the Gold Ridge project mining lease, Mining Lease 1/1997 (the "Mining Lease"); and

(c)
upon registration, the production payment obligation will be secured by a mining mortgage over the Mining Lease, and an ASG guarantee of payment performance by its subsidiary, Gold Ridge Mining Limited, the owner of the Mining Lease. The ASG guarantee is not assignable, however the production payment interest may be assigned to third parties.

In the second half of 2008, ASG selected GR Engineering Services Pty Ltd. ("GRES") as preferred contractor to carry out the engineering, procurement and construction activities for the Gold Ridge project. In December 2008, GRES provided an initial total cost estimate to ASG, as a result of which ASG proceeded to have GRES complete a further review and optimization to produce the estimated cost for use in project financing activities, and the proposed contractual arrangements between ASG and GRES. Pursuant to this estimate, the pre-production capital costs (including owner and mining fleet costs associated with the redevelopment) amount to approximately U.S.$125 million.

Authorized and Outstanding Share Capital

ASG is authorized to issue an unlimited number of ASG Shares, each without par value. As at September 25, 2009, there were 129,784,650 ASG Shares issued and outstanding.

All of the ASG Shares rank equally as to voting rights, participation in a distribution of the assets of ASG on a liquidation, dissolution or winding-up of ASG and the entitlement to dividends. The holders of the ASG Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each ASG Share carries with it the right to one vote.
In the event of the liquidation, dissolution or winding-up of ASG or other distribution of its assets, the holders of the ASG Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after ASG has paid out its liabilities. Distributions in the form of dividends, if any, will be set by ASG's board of directors.

Other ASG Securities
In addition to the ASG Shares, ASG has outstanding 4,495,000 ASG Options and 6,522,000 ASG Warrants, each of which entitles the holder to subscribe for one ASG Share on the terms and conditions applicable to that option or warrant.
Price Range and Trading Volumes of ASG Shares

The ASG Shares are listed and posted for trading on the TSX under the trading symbol "SGA". The following table sets forth, for the periods indicated, the reported high, low and closing trading prices and the aggregate volume of trading of the ASG Shares on the TSX.
	ASG Shares on the TSX
	High	Low	Close	Volume
	(C$)	(C$)	(C$)	(#)
2009
September (1 to 16)	0.43	0.265	0.41	1,724,764
August	0.35	0.29	0.29	82,628
July	0.38	0.285	0.35	1,035,278
June	0.41	0.335	0.38	426,715
May	0.48	0.21	0.40	14,104,046
April	0.305	0.15	0.25	548,230
March	0.175	0.12	0.15	283,377
February	0.22	0.09	0.15	988,800
January	0.145	0.04	0.14	1,054,763

On September 16, 2009, the last trading day prior to the Announcement Date, the closing price of the ASG Shares on the TSX was C$0.41 or A$0.44. The VWAP of the ASG Shares on the TSX for the 20 trading days ending on September 16, 2009 was C$0.304 or A$0.327.

The trading data used above has been sourced from Bloomberg, which has not consented to the use of this data in this Bidder's Statement/Offer and Circular.

3.	Profile of the Combined Company

Overview of the Combined Company

This section of the Bidder's Statement/Offer and Circular provides an overview of the effect of the Offer on Allied Gold, the profile of the Combined Company and the intentions of the Offering Parties in relation to the combined operations of Allied Gold and ASG. This section outlines these impacts on the basis that the Offeror is successful in acquiring 90% of ASG and so can proceed to conduct a Compulsory Acquisition of all of the remaining ASG Shares.

Effect on Allied Gold's Operations

The acquisition of 100% of ASG will have a material impact on Allied Gold's operations. The combination of Allied Gold and ASG is expected to create a leading, growth-oriented Australian gold mining company with a strong presence in the Pacific Rim, moving closer to Allied Gold's long term goal of becoming a 300,000 ounce per annum gold producer. The Combined Company will have an attractive portfolio of projects at different levels of development that provide the foundation for long term, sustainable growth. These projects include:

•	the Simberi Oxide mine (in production);

•	the Simberi Oxide expansion project (in feasibility study stage);

•	the Simberi Sulphide development project (in pre-feasibility stage);

•	the Gold Ridge project (final feasibility study completed (subject to review by Allied Gold)); and

•	significant exploration projects, some in conjunction with Barrick Gold Corporation.

Importantly, the Combined Company is expected to have two operating mines, the Simberi gold mine in PNG and the Gold Ridge mine in the Solomon Islands, within the next two years.

Combined Company's Reserves and Resources Information

The information below reflects the current announced mineral reserves and resources information published by Allied Gold and ASG respectively. Both Allied Gold and ASG are actively conducting drilling and analysing results to identify additional resources and to prove up resources to reserves and the results are expected to be released by each company on an ongoing basis.

Reserve estimates

	Proven			Probable			Total
Category Unit	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Allied Gold
Simberi	12.1	1.2	465	10.0	1.2	381	22.0	1.2	846
ASG
Gold Ridge	—	—	—	19.6	1.8	1,148	19.6	1.8	1,148
Combined
Total	12.1	1.2	465	29.6	1.6	1,529	41.6	1.5	1,994

Resource estimates

	Measured			Indicated			Inferred			All Categories
Category Unit	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Allied Gold
Simberi	15.2	1.2	569	31.6	1.2	1,243	77.8	1.1	2,748	124.6	1.1	4,560
ASG
Gold Ridge	5.9	1.9	346	23.6	1.7	1,226	8.3	1.8	465	37.8	1.7	2,037
Combined
Total	21.1	1.3	915	55.2	1.4	2,469	86.1	1.2	3,213	162.4	1.3	6,597

Notes:
*	Allied Gold reserves and resources as at September 2009, sourced from the Technical Report — Simberi Gold Project (Golder Associates)
*	ASG reserves and resources as at September 2009, sourced from announcement dated September 10, 2009, based on 0.8 g/t cut-off grade
*	Resources are inclusive of reserves
*	Table shows rounded estimates. This rounding may cause some apparent computational discrepancies.

Information relating to Allied Gold's mineral reserves and resources is taken from the Technical Report. More detailed information relating to Allied Gold's mineral resources and reserves is set out in Annex C (Additional Information Regarding Allied Gold), "Allied Gold Limited — The Simberi Project" and the Technical Report.

Information relating to ASG's mineral reserves and resources is taken from the ASG Annual Information Form dated September 25, 2008 and the ASG technical report dated May 30, 2007 prepared by Alistair Barton, FDip. Geol, FAusIMM, CPGeo and Eddie McLean, BSc (Metallurgy) MAusIMM of Ausenco International Pty Ltd., Dr. William J. A. Yeo, PhD MAusIMM of Hellman & Schofield Pty Ltd., Gary Benson, BE (Mining) MAusIMM of IMC Consultants Pty Ltd., and Marshall Lee, BSc MAusIMM MQELA and Michael Gowan, MSc, RPEQ, PrEng of Golder Associates Pty Ltd.

Combined Company's Financial Information

To illustrate the financial impact of the Offeror acquiring 100% of the issued and outstanding ASG Shares, unaudited pro forma financial statements for the Combined Company have been prepared, based on the audited consolidated financial statements of Allied Gold as at June 30, 2009 and the audited consolidated financial statements of ASG as at June 30, 2009, adjusted for the impact of material post balance date events. These unaudited pro forma financial statements are included in this Bidder's Statement/Offer and Circular at Annex B (Pro Forma Consolidated Financial Statements of the Combined Company).

The following table presents selected consolidated pro forma financial information for the Combined Company as at June 30, 2009. The information set forth below is derived from the unaudited pro forma financial statements included at Annex B (Pro Forma Consolidated Financial Statements of the Combined Company) to this Bidder's Statement/Offer and Circular, and should be read in conjunction with such financial statements. All amounts below are expressed in Australian dollars unless otherwise identified.

As at
June 30, 2009

Cash and cash equivalents	29,665,152
Current assets	47,567,680
Total assets	256,718,121
Current liabilities	34,903,337
Long term debt	5,940,368
Total equity	204,302,129

Note:
(1)
In Canadian dollars, based on the Bank of Canada nominal noon exchange rate of A$1.00 = C$0.9363 on June 30, 2009, the cash and cash equivalents were C$27,775,482, the current assets were C$45,537,619, the total assets were C$240,365,177, the current liabilities were C$32,679,994, the long term debt was $5,561,967 and the total equity was $191,288,083.

The following adjustments and assumptions have been used in preparing the unaudited pro forma balance sheet:

•	prepared in accordance with Australian IFRS for illustrative purposes only, to show the effect of the Offer to purchase all of the issued and outstanding ASG Shares;

•	cash and equity positions have been adjusted to reflect the C$7.7 million (A$8.6 million) capital raising undertaken by ASG on July 14, 2009;

•
the fair value of the identifiable assets and liabilities and contingent liabilities are subject to change following a detailed assessment of the fair values which will be undertaken subsequent to the actual acquisition date as the directors of Allied Gold have had access mainly to publicly available information. Therefore, no other adjustments other than the ones detailed in the point above have been made pending the directors of Allied Gold obtaining additional sufficient information from which to estimate fair value;

•
the accounting policies applied by ASG have been consistently applied in the preparation of the pro forma balance sheets, and no review has been made on the appropriateness of these policies or accounting treatments; and

•	transaction costs that will be incurred by the Offering Parties in relation to the Offer have not been adjusted for, however are considered immaterial.

The unaudited pro forma balance sheet is illustrative only and may not represent the financial position of the Combined Company if the Offeror is successful in acquiring 100% of the issued and outstanding ASG Shares. The Allied Gold directors will undertake a comprehensive assessment of fair value of the assets and liabilities acquired after the transaction has been completed. The Allied Gold directors have drawn their conclusions based on the known facts and other information publicly available as at the date of this Bidder's Statement/Offer and Circular. If the facts, circumstances, assumptions or other information should prove different to that described, the conclusions may change accordingly.

Combined Company's Capitalization

The following table sets forth the consolidated capitalization of Allied Gold as at the dates indicated and after giving effect to the completion of the Offer. The information set forth below is derived from the audited consolidated financial statements of Allied Gold and the pro forma financial statements of the Combined Company included in this Bidder's Statement/Offer and Circular. See Annex A (Consolidated Financial Statements of Allied Gold) and Annex B (Pro Forma Consolidated Financial Statements of the Combined Company). Allied Gold's financial statements are prepared and presented in accordance with Australian IFRS rather than Canadian GAAP. A reconciliation of Allied Gold's financial information to Canadian GAAP is provided at Note 32 to the audited consolidated financial statements of Allied Gold included in this Bidder's Statement/Offer and Circular. All amounts below are expressed in Australian dollars unless otherwise identified.

		Outstanding as at
	Outstanding as at	June 30, 2009
	June 30, 2009	After giving effect
	(audited)(1)	to the Offer(2)
Long term debt	$5,940,368	$5,940,368
Issued capital — ordinary shares (authorized: unlimited)	472,643,276	582,635,767
	$173,098,363	$229,360,000
Reserves	$1,199,540	$1,199,540
Accumulated losses	$(24,257,420)	$(26,257,420)
Total Capitalization	$150,040,483	$204,302,129

Notes:
(1)
In Canadian dollars, based on the Bank of Canada nominal noon exchange rate of A$1.00 = C$0.9363 on June 30, 2009: (i) the long term debt was C$5,561,967, the issued capital was C$162,071,997, the reserves were C$1,123,129, the accumulated losses were C$(5,561,967) and the total capitalization was C$140,482,904; and (ii) after giving effect to the Offer, the long term debt would be C$16,661,802, the issued capital would be C$214,749,776, the reserves would be C$1,123,129, the accumulated losses would be C$(24,584,822) and the total capitalization would be C$191,288,083.

(2)
Assumes: (i) the acquisition of 100% of the issued and outstanding ASG Shares under the Offer; (ii) the issuance of 110,316,953 Allied Gold Shares to the Shareholders under the Offer in accordance with the exchange ratio of 0.85 Allied Gold Shares for every one ASG Share; (iii) no adjustments are made for fractional ASG Shares; (iv) no ASG Options, ASG Warrants or other securities of ASG that are convertible into or exchangeable or exercisable for ASG Shares are acquired under the Offer or converted or exchanged for ASG Shares during the Offer Period; (v) no Allied Gold options are exercised during the Offer Period.

4.	Recommendation of the Board of Directors of ASG

ASG has confirmed in the Implementation Agreement that the Independent Directors, upon consultation with their financial and legal advisors, will unanimously recommend that Shareholders accept the Offer in the absence of a superior proposal and that, subject to a superior proposal, each of the Independent Directors intends to accept the Offer in respect of all ASG Shares which they hold or control. ASG has also confirmed that it has received a fairness opinion from Gryphon Partners confirming that the Offered Consideration payable to the Shareholders under the Offer is fair from a financial point of view to the Shareholders. ASG has also made a public announcement to the effect of the foregoing.

The formal recommendation of the Independent Directors and the fairness opinion from Gryphon Partners will be contained in the Target's Statement/Directors' Circular to be issued by ASG in response to the Offer.

5.	Background to the Offer

Background

In January 2009, Allied Gold identified ASG's Gold Ridge project as a potential asset for a possible strategy of regional consolidation under consideration by Allied Gold. After approaching ASG in January 2009 to discuss the potential acquisition of the Gold Ridge project, Allied Gold entered into a confidentiality agreement with ASG, undertook general technical due diligence on the Gold Ridge project and engaged in preliminary discussions with ASG about a potential transaction. However, Allied Gold and ASG were unable to reach agreement in terms of valuation for a potential transaction and the parties ended discussions in March 2009.

Over the coming months, Allied Gold proceeded to focus on internal initiatives to enhance operational performance and advance organic growth through further development of its own projects, including advancing pre-feasibility studies to exploit the Simberi Project's sulphide gold resources. However, during this time, Allied Gold's executive management also proceeded to develop and articulate a strategy to the Allied Gold board of directors, which was approved, for regional consolidation. As part of this strategy, Allied Gold identified ASG and the Gold Ridge project as one of several opportunities that provided geographical, operational and production synergies.

Subsequently, Allied Gold was approached by RCF in late June 2009, and asked by it to examine a potential transaction with ASG a view to maximizing the value of the Gold Ridge project asset. After considered assessment between the parties, which included a visit by RCF to the Simberi Project in mid-July 2009, Allied Gold and RCF agreed to explore the consolidation of Allied Gold and ASG's assets to maximize the potential of the Gold Ridge project asset as part of the regional consolidation strategy adopted by Allied Gold. Allied Gold and RCF then proceeded to negotiate the Pre-Bid Agreement and entered into it on September 3, 2009.

Following the execution of the Pre-Bid Agreement, Allied Gold approached and met with ASG on September 4, 2009 to discuss the possibility of Allied Gold proceeding with the Offer and securing access to limited due diligence information and a unanimous board recommendation. As a result of these discussions, Allied Gold and ASG entered into a mutual confidentiality agreement and began to undertake certain due diligence investigations in respect of each other over an accelerated timeframe and to negotiate the terms of the Implementation Agreement. ASG also commissioned a fairness opinion from Gryphon Partners.

On September 16, 2009, Allied Gold and ASG agreed to enter into the Implementation Agreement and the Offer was jointly announced by Allied Gold and ASG.

Implementation Agreement

The Implementation Agreement sets forth, among other things, the terms and conditions upon which the Offer is to be made by Allied Gold. The following is a summary of the principal terms of the Implementation Agreement. This summary is qualified in its entirety by the full text of the Implementation Agreement, which has been lodged with ASIC and filed on SEDAR under ASG's profile at www.sedar.com.

The Offer

Pursuant to the Implementation Agreement, Allied Gold has agreed to make, or to procure a wholly-owned subsidiary to make, the Offer to the Shareholders.

Support for the Offer

ASG has confirmed in the Implementation Agreement that the Independent Directors, upon consultation with their financial and legal advisors, will unanimously recommend that Shareholders accept the Offer in the absence of a superior proposal and that, subject to a superior proposal, each of the Independent Directors intends to accept the Offer in respect of all ASG Shares which they hold or control. ASG has also confirmed that it has received a fairness opinion from Gryphon Partners confirming that the Offered Consideration payable to the Shareholders under the Offer is fair from a financial point of view to the Shareholders. ASG has also made a public announcement to the effect of the foregoing.

Non-Solicitation

The Implementation Agreement contains certain non-solicitation undertakings from ASG and Allied Gold in relation to the Offer, including customary deal protections in the form of "no-shop" and "no-talk" commitments from ASG which are subject to a fiduciary exception. In particular, the Implementation Agreement provides that until the end of the Offer Period, ASG (as well as each of its related bodies corporate, officers, employees, agents, consultants, investment banks, lawyers or other advisers) must not:

(a)
solicit or initiate (including without limitation by the provision of non-public information) any inquiries, expression of interest, offer, proposal or discussions by any person to make a "Competing Proposal" (whether from a person with whom ASG has previously been in discussions or not);

(b)
participate in any negotiations or discussions or provide any information to any person with respect to any inquiry, expression of interest, offer or proposal by any person to make a Competing Proposal, other than in circumstances where the inquiry, expression of interest, offer or proposal is sufficiently detailed, substantive and credible as to reasonably require ASG to engage in discussion;

(c)	accept or enter into, or offer to accept or enter into, any agreement, arrangement or understanding regarding a Competing Proposal except in respect of a superior proposal; or

(d)
disclose any non-public information about the business or affairs of ASG to a third party (other than a government agency) with a view to obtaining or which may reasonably be expected to lead to receipt of a Competing Proposal, other than in the ordinary course of business or as required by law.

For purposes of the Implementation Agreement, "Competing Proposal" is defined to mean any proposal or transaction, which, if completed, would mean a person (other than Allied Gold or any associate of Allied Gold) would: (a) directly or indirectly acquire a legal or beneficial interest in, or control of, 20% or more of ASG's share capital or of the share capital of any of its subsidiaries; (b) acquire control of ASG, within the meaning of section 50AA of the Australian Corporations Act, or a material part of ASG's business or assets; or (c) otherwise acquire or merge (including by a reverse takeover bid or dual listed ASG structure) with ASG.

The Implementation Agreement provides that these restrictions do not prohibit any action or inaction by ASG (or its related bodies corporate, officers, employees, agents, consultants, investment banks, lawyers or other advisers) if compliance with the restriction would, in the opinion of the Independent Directors reasonably formed in good faith for a proper purpose (having received financial advice that a Competing Proposal is superior to the Offer), constitute a breach of any of the statutory or fiduciary duties of the directors of ASG (in reliance on specific written legal advice confirming this opinion) on the basis that a Competing Proposal is superior, provided that the approach by the third party was not facilitated by or as a result of a solicitation or initiation by ASG (including without limitation by the provision of non- public information) of an inquiry, expression of interest, offer, proposal or discussions by any person to make a Competing Proposal (whether from a person with whom ASG has previously been in discussions or not).

Break Fee

ASG has agreed to pay a break fee of A$300,000 to Allied Gold in the event that the Independent Directors cease to unanimously recommend the Offer other than in certain prescribed circumstances, a third party acquires control of ASG, or ASG breaches its exclusivity commitments.

Variation and Waiver of the Offer

The Implementation Agreement provides that Allied Gold may vary the terms and conditions of the Offer in any manner which is permitted by the Australian Corporations Act, provided the varied terms and conditions are not less favourable to the Shareholders than the Offer terms contained in the Implementation Agreement. The Implementation Agreement also provides that, subject to the Australian Corporations Act, Allied Gold may declare the Offer to be free from any condition or extend the Offer at any time.

Conduct of Business

The Implementation Agreement provides that until the end of the Offer Period, ASG must, and will procure that each subsidiary of ASG will: (a) conduct their business in the usual and ordinary course consistent with past practice or as may be required in order to satisfy a specific requirement of a government agency; (b) use its reasonable endeavours to preserve and maintain the value of its business and assets and the relationships with suppliers, customers and employees; and (c) not dispose of the whole or any part of its business for an amount in aggregate greater than $50,000.

Termination of the Implementation Agreement

The Implementation Agreement may be terminated by either Allied Gold or ASG by immediate notice to the other party if: (a) the other party is in material breach of the Implementation Agreement and, to the extent that the breach is capable of remedy, that breach is not remedied by the other party within 10 business days of it receiving notice from the first party of the details of the breach and the first party's intention to terminate; (b) having made the Offer, Allied Gold withdraws the Offer or the Offer lapses for any reason including non-satisfaction of a condition of the Offer: or (c) any change, effect, event, occurrence or state of facts occurs or arises that is, or would reasonably be expected to be, material and adverse to the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, financial condition or prospects of Allied Gold and its subsidiaries taken as a whole, other than: (i) any change in rates of taxation, interest rates, commodity prices (including the price of gold) or general economic conditions; (ii) any change of law or accounting policy; or (iii) any event, occurrence or matter which is required to be done or procured by Allied pursuant to the Implementation Agreement or the Offer.

Pre-Bid Agreement

On September 3, 2009, Allied Gold and RCF entered into the Pre-Bid Agreement. As at the date of the Pre-Bid Agreement, RCF represented  that  it beneficially  owned or controlled  63,522,358 ASG Shares, representing approximately 49% of the issued and outstanding ASG Shares. The Pre-Bid Agreement sets forth the terms and conditions under which RCF agreed, subject to the terms and conditions of the Pre-Bid Agreement, to:

•
accept the Offer, or cause persons holding ASG Shares on its behalf to accept the Offer, in relation to the number of ASG Shares that is 19.9% of the total number of ASG Shares (the "Acceptance Shares"); and

•	publicly announce its intention to accept the Offer in respect of the balance of its ASG Shares and to not withdraw that acceptance in the absence of a superior proposal to the Offer.

The Pre-Bid Agreement also contains certain customary representations and warranties of Allied Gold and RCF.

The following is a summary of the principal terms of the Pre-Bid Agreement. This summary is qualified in its entirety by the full text of the Pre-Bid Agreement, which has been lodged with ASIC and filed on SEDAR under ASG's profile at www.sedar.com.

Deposit of ASG Shares; Support of the Offer

During the term of the Offer and provided that Allied Gold has complied with the terms thereof, RCF undertakes:

(a)
that it will not sell, transfer or otherwise dispose of (including through creating any security interest) any of the Acceptance Shares other than pursuant to the Offer until the termination of the Pre-Bid Agreement;

(b)
not to withdraw its acceptance of the Offer in respect of the non-Acceptance Shares unless Allied Gold extends the Offer Period in a way that postpones for more than one month the time when Allied Gold has to meet its obligations under the Offer at a time when the Offer remains subject to a defeating condition within the meaning of the Australian Corporations Act; and

(c)
to publicly announce its intention to: (i) accept the Offer in respect of all of its ASG Shares (including the Acceptance Shares) before 5:00 p.m. on the third business day after the date on which Allied Gold gives notice to ASG, ASIC and the Canadian securities regulators that Allied Gold has completed sending the Bidder's Statement/Offer and Circular to Shareholders; and (ii) not to withdraw its acceptance unless there is a superior proposal or Allied Gold extends the Offer Period in a way that postpones for more than one month the time when Allied Gold has to meet its obligations under the Offer at a time when the Offer remains subject to a defeating condition within the meaning of the Australian Corporations Act.

For the purposes of the Pre-Bid Agreement, a "Superior Proposal" is an offer or proposal made by a third party (not being an associate of RCF) to acquire more than 50% of the ASG Shares by way of a takeover bid or a scheme of arrangement (endorsed by the ASG board), involving a price per ASG Share in excess of the value of the Offer Consideration for a period of at least 3 consecutive trading days.

Termination of the Pre-Bid Agreement

The Pre-Bid Agreement will terminate automatically if: (i) RCF has accepted the Offer and the Offer has become unconditional; or (ii) the Offer Period has ended for any reason. Allied Gold may terminate the Pre-Bid Agreement by notice in writing to RCF if, after the Offer has been made, RCF does not comply with its obligations to accept the Offer or, having accepted the Offer, withdraws its acceptance.

If Allied Gold terminates the Pre-Bid Agreement by notice in writing to RCF after Allied Gold makes the Offer and RCF does not comply with its obligations to accept the Offer or if RCF withdraws its acceptance of the Offer, RCF must pay to Allied Gold 100% of the Termination Fee in cash within five business days after termination unless Allied Gold has extended the Expiry Time by more than a month while the Offer is still conditional, Allied Gold withdraws the Offer or there is a material adverse change to the assets, business or prospects of Allied Gold.

The "Termination Fee" is the amount calculated by the formula:

A$1,000,000	x	(A minus B)
A

Where:

A is the number of ASG Shares held by RCF at September 3, 2009; and
B is the number of Acceptance Shares of which Allied Gold becomes the registered holder.

Use of Allied Gold Subsidiary

The Pre-Bid Agreement provides that Allied Gold may cause a wholly-owned subsidiary to make the Offer, and that any such Offer is deemed to be the making of the Offer by Allied Gold. Allied Gold will continue to be subject to its obligations under the Pre-Bid Agreement, including issuing Allied Gold Shares as the Offer Consideration and must procure that the subsidiary complies with Allied Gold's obligations as set out in the Pre-Bid Agreement. Allied Gold guarantees to RCF, and indemnifies RCF for the compliance by the subsidiary of Allied Gold's obligations under the Pre-Bid Agreement.

No Collateral Agreement or Benefit

The Pre-Bid Agreement does not provide RCF with consideration of greater value than that offered to the other Shareholders pursuant to the Offer. Accordingly, it does not constitute a "collateral agreement" within the meaning of the Securities Act (Ontario) and Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids, or a "collateral benefit" within the meaning of Section 623 of the Australian Corporations Act.

6.     Strategic Rationale for the Proposed Acquisition

Allied Gold's strategic rationale for the Offer is to create a larger, financially stronger and more diversified gold production and exploration company with material mining interests in the Pacific Rim. Allied Gold believes that the proposed business combination between Allied Gold and ASG presents an attractive opportunity that will deliver significant benefits to shareholders of the Combined Company, including:

More diversified portfolio of projects.    The Combined Company will have an attractive portfolio of projects at different levels of development that provide the foundation for long term sustained growth. These projects include:

•	the Simberi Oxide mine (in production);

•	the Simberi Oxide expansion project (in feasibility study stage);

•	the Simberi Sulphide development project (in pre-feasibility stage);

•	the Gold Ridge project (final feasibility study completed (subject to review by Allied Gold)); and

•	significant exploration projects, some in conjunction with Barrick Gold Corporation.

Importantly, the Combined Company is expected to have two operating mines, the Simberi gold mine in PNG and the Gold Ridge mine in the Solomon Islands, within the next two years.

Enhanced production profile.    The Combined Company will have an attractive portfolio of projects at different levels of development, providing the foundation for long-term, sustainable production growth. Based on current forecasts, it is anticipated that the Combined Company will produce more than 300,000 oz gold per annum from fiscal year 2013 from current projects.

Larger reserve and resource base.  The Combined Company will have combined reserves of 2.0 Moz gold and resources of 6.6 Moz gold and 10.1 Moz silver, with significant capacity for mine expansion.

Greater capability to develop the Gold Ridge project.    Allied Gold has experience in developing new mines in remote locations, as demonstrated by the successful development of the Simberi mine in February 2008. Furthermore, the Combined Company, being of larger size and generating free cash flow from the Simberi mine, will have greater access to capital from a wider range of sources than is currently available to ASG. Accordingly, the Combined Company, with access to Allied Gold's experience and skills gained from the development of the Simberi gold mine, together with its enhanced ability to raise finance, will have greater capability to develop the Gold Ridge project.

Material operating synergies. The Combined Company will be able to achieve material operating synergies. These synergies include:

•	rationalisation of duplicated head office and administrative costs;

•	savings in logistics and transport costs from having two operations in close proximity in the Pacific Rim region;

•	savings in procurement costs from greater purchasing power and economies of scale; and

•	combined exploration teams and expertise to allow the Combined Company to focus on the most attractive prospects within its larger exploration portfolio.

Until Allied Gold conducts a review of the Combined Company's operations and assets (with the benefit of all material ASG information), it is not possible for Allied Gold to attribute a value to the potential cost savings that may be made (as any value attributed at this stage would be speculative and potentially misleading for Shareholders).

Greater relevance to the investment community.    Because of its greater size, the Combined Company is expected to benefit from potential index inclusion, greater share trading liquidity, increased appeal to a wider set of global investors and greater access to funding, on more attractive terms, from a broader range of financers. The Combined Company's enhanced access to funding is also expected to allow it to pursue investments in other, larger projects than would otherwise have been contemplated.

7.     Purpose of the Offer and Allied Gold's Plans for ASG

Purpose of the Offer

The purpose of the Offer is to enable Allied Gold to acquire all of the ASG Shares through the Offeror, a wholly-owned subsidiary of Allied Gold.

Plans for Allied Gold and ASG Following the Completion of the Offer

This section sets out Allied Gold's intentions, on the basis of the facts and information concerning ASG which are known to it and the existing circumstances affecting the business of ASG in relation to: (a) the continuation of the business of ASG; (b) any major changes to be made to the business of ASG, including any redeployment of the fixed assets of ASG; and (c) the future employment of the present employees of ASG. The Offeror's intentions are the same as those of Allied Gold.

Allied Gold and its advisers have reviewed information that has been publicly released about ASG, its current activities and its plans for the future and were provided access to limited due diligence materials during January 2009 and a brief period preceding the Announcement Date starting on or about September 9, 2009, during which ASG has co-operated with Allied Gold. Despite this, Allied Gold does not currently have knowledge of all material information, facts and circumstances that are necessary to assess the operational, commercial, taxation and financial implications of its current intentions. Consequently, final decisions have not been made. During the Offer Period and following the close of the Offer, Allied Gold will, to the extent that information is available to it, conduct a review of the operations, assets, structure and employees of ASG in light of that information. Final decisions will only be reached after that review and in light of all material facts and circumstances. As such, statements set out in this section are statements of current intention only which may change as new information becomes available or circumstances change. The statements in this section should be read in this context.

If the Offer is accepted and Allied Gold acquires all of the outstanding ASG Shares, Allied Gold intends to conduct a review of ASG and its assets, operations, management and personnel to determine the changes necessary to integrate the operations and management of ASG into the operations and management of Allied Gold as soon as possible after the Offer is completed.

Except for the changes and intentions set out in this section, Allied Gold intends, based on the information presently known to it: (a) to continue the business of ASG; (b) not to make any material changes to the business of ASG, including any redeployment of the fixed assets of ASG; and (c) to continue the employment of ASG's employees.

Plans Upon Acquisition of 90% or More of the ASG Shares
This section sets out Allied Gold's current intentions if the Offeror acquires 90% or more of the ASG Shares, and so becomes entitled to proceed to a Compulsory Acquisition of the balance of the outstanding ASG Shares under the Australian Corporations Act.

(a)  Compulsory Acquisition

If at the Expiry Time the Offeror holds 90% or more of the ASG Shares, Allied Gold intends to acquire any ASG Shares not deposited under the Offer through the Offeror effecting a Compulsory Acquisition by giving notices to compulsorily acquire any outstanding ASG Shares in accordance with section 661B of the Australian Corporations Act. If it is required to do so under section 662A and section 663A of the Australian Corporations Act, the Offeror will give notice to Shareholders and holders of ASG Options and ASG Warrants offering to acquire their ASG Shares, ASG Options and ASG Warrants in accordance with sections 662B and 663B of the Australian Corporations Act.

The consideration per ASG Share for a Compulsory Acquisition will be equal in value to and in the same form as the Offered Consideration. For these purposes, in calculating the value of the consideration offered in any Compulsory Acquisition, each Allied Gold Share shall be deemed to be at least equal in value to each Allied Gold Share offered under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of ASG Shares acquired by Allied Gold pursuant to the Offer. Although Allied Gold intends to propose a Compulsory Acquisition by the Offeror generally on the terms described herein, it is possible that, as a result of delays in Allied Gold's ability to effect such a transaction, information subsequently obtained by Allied Gold, changes in general economic or market conditions or in the business of ASG, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, Allied Gold reserves the right not to propose a Compulsory Acquisition.

See Section 9 of this Circular, "Acquisition of ASG Shares Not Deposited".

(b)  ASG Options and ASG Warrants

Allied Gold has not made an offer for ASG Options or ASG Warrants (although it reserves the right to do so at any time). The Offer does, however, extend to any ASG Shares that are issued and outstanding prior to the end of the Offer Period as a result of the conversion or exercise of rights attached to securities (including ASG Options and ASG Warrants) convertible into ASG Shares. As mentioned above, if Allied Gold is required to offer to buy out holders of ASG Options and ASG Warrants in accordance with clause 663A of the Australian Corporations Act, it will do so. If Allied Gold becomes entitled to compulsorily acquire ASG Options and ASG Warrants in the future (pursuant to section 664A of the Australian Corporations Act or otherwise), Allied Gold intends to do so.

The Offer is made only for ASG Shares and is not made for any ASG Options, ASG Warrants or other rights to acquire ASG Shares. Any holder of such ASG Options, ASG Warrants or other rights to acquire ASG Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise or exchange their ASG Options, ASG Warrants or other rights in order to obtain certificates representing ASG Shares that may be deposited in accordance with the terms of the Offer. Any such exercise or exchange must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing ASG Shares available for deposit prior to the Expiry Date or in sufficient time to fully comply with the procedures referred to in Section 5 of this Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

(c)  Directors

Allied Gold will take steps to replace all members of the ASG board of directors and of any company in respect of which ASG has nominee directors with its own nominees. Replacement board members have not been identified by Allied Gold and their identity will depend on the circumstances at the relevant time. However, it is expected that the majority of the replacement board members will be members of the Allied Gold board of directors (details of whom are set out in Annex C — Additional Information Regarding Allied Gold). The Allied Gold board of directors may consider appointing additional directors to the Allied Gold board of directors to represent the interests of former Shareholders. No decision has been made as to the identity of these directors.

(d)  TSX Listing and Reporting Issuer Status

At the conclusion of the Compulsory Acquisition process, and subject to applicable law, Allied Gold intends to apply for ASG to be delisted from the TSX (subject to any required approvals on the part of the TSX), thereby eliminating the corporate administration costs associated with maintaining ASG as a separate listed company. In addition, Allied Gold intends to apply to the applicable securities regulatory authorities in Canada for an order that ASG cease to be a reporting issuer in such jurisdictions, thereby eliminating the corporate administration costs associated with maintaining ASG as a reporting issuer.

(e)  Operations and Assets

Allied Gold has not had access to all the information relevant to making a final decision regarding what changes, if any, will be made to ASG's operations. At the end of the Offer Period, Allied Gold will conduct an immediate, broad based review of ASG's operations on both a strategic and financial level to determine mechanisms for improving the performance and return to shareholders and realise any potential operational and financial synergies available to the Combined Company. The extent of the review is not able to be determined at this stage, although it is likely to involve some, or all, of the following:

(i)	evaluating the status of the Gold Ridge project, including a detailed assessment of the existing mine plans and development timeframes;

(ii)	understanding any existing material third party contractual arrangements;

(iii)	identifying and assessing the exploration potential of ASG's assets and how best to assign resources to undertake detailed exploration; and

(iv)	eliminating duplication of functions where it is economic to do so.

The key objective of this review will be to ascertain the extent of any potential synergies which may be available to the Combined Company by having gold projects which are located in close proximity to each other, and to the extent synergies are available, to assess the most efficient mechanism to access those synergies.

(f)  Employees

The status of ASG's existing employees will be considered as part of the review outlined in Section 7(e) above. Allied Gold intends to combine ASG's corporate head office functions with those of Allied Gold (in Brisbane, Australia). Allied Gold will make decisions regarding senior management positions following the general operational review referred to above.

Allied Gold will seek to retain the operational experience inherent in Allied Gold's and ASG's existing staff. However, where Allied Gold decides that there is duplication, then the role will be filled by the best candidate in the opinion of Allied Gold's management. Allied Gold will consider whether there are opportunities elsewhere in the Combined Company for those employees who may become redundant as part of the combining of management groups. As a result of the implementation of these intentions, it is possible that certain operational functions, for example, those relating to the maintenance of ASG's listing on the TSX and continuous disclosure obligations as a reporting issuer in certain jurisdictions of Canada, will become redundant. Some redundancies may occur as a result, however the incidence, extent and timing of such job losses cannot be predicted in advance. If redundancies do occur, the relevant employees will receive benefits in accordance with their contractual and other legal entitlements.

(g)  Financing

Allied Gold intends to finance the Gold Ridge project through a combination of debt and equity sources, including cash flow from existing operations. Upon completing a Compulsory Acquisition, Allied Gold intends to review ASG's existing funding arrangements, in particular the proposed ASG Funding Facilities. Following its review, Allied Gold will make an assessment of the optimal funding arrangements suitable for the Combined Company having a view to its long term capital structure. An equity raising will be considered, if required, and will draw on Allied Gold's supportive and diverse shareholder base and new investors. It is anticipated that Allied Gold's capacity to raise capital will be enhanced by its greater size and increased investor appeal.

Plans Upon Acquisition of More than 50.1% but Less Than 90% of the ASG Shares
This section sets out Allied Gold's intentions if it gains effective control of ASG by acquiring 50.1% or more of ASG but does not become entitled to a Compulsory Acquisition of the remaining outstanding ASG Shares under the Australian Corporations Act.

(a)  TSX Listing

Subject to maintaining a sufficient distribution of Shareholders, Allied Gold may retain the listing of ASG on the TSX, but only if the benefits of that listing outweigh the additional corporate and compliance costs of doing so.

Alternatively, if permitted by applicable law, subsequent to completion of the Offer or any Compulsory Acquisition, if necessary, Allied Gold may apply to delist the ASG Shares from the TSX.

(b)  Directors

Subject to the Australian Corporations Act and ASG's constitution, Allied Gold will take steps to replace some of the members of the ASG board of directors with nominees of Allied Gold and to retain an appropriate number of independent directors. Allied Gold has not made any decision about who would be nominated for appointment to the ASG board of directors in this case. If ASG remains listed on the TSX, Allied Gold would consider the corporate governance guidelines set out in National Policy 58-201 Corporate Governance Guidelines of the Canadian Securities Administrators when determining the composition of the ASG board of directors. However, these guidelines are not prescriptive and are for guidance only.

(c)  Operations and Assets

If, during the Offer Period or following the close of the Offer, ASG becomes a controlled entity but not a wholly-owned subsidiary of Allied Gold, it is the present intention of Allied Gold to attempt to procure that the ASG board of directors implements the objectives and goals outlined in this Section 7 to the extent possible and appropriate, recognising the legal duties to other Shareholders.

(d)  Limitations in Giving Effect to Intentions

The ability of Allied Gold to implement the intentions set out in this Section 7 will be subject to the legal obligations of ASG directors to have regard to the interests of ASG and all Shareholders, and the requirements of the Australian Corporations Act, the ASX Listing Rules and applicable securities laws relating to transactions between related parties and conflicts of interest. Allied Gold will only make a decision on the above mentioned courses of action following legal and financial advice in relation to those requirements.

(e)  Financing

Allied Gold intends to finance the Gold Ridge project through a combination of debt and equity sources. As a significant shareholder in ASG, Allied Gold intends to assist ASG in reviewing its available funding arrangements, including the proposed ASG Funding Facilities. As part of this review process, Allied Gold would expect an equity raising to be considered. In the event of an equity raising, all remaining Shareholders may be asked to contribute further equity capital to ASG.

8.    Risk Factors Related to the Offer

Shareholders should carefully consider the following risk factors related to the Offer. In addition to the risks set out in Annex C (Additional Information Regarding Allied Gold) to this Bidder's Statement/Offer and Circular, the proposed combination of Allied Gold with ASG upon the successful completion of the Offer (including any Compulsory Acquisition) is subject to certain risks, including the following:

The integration of Allied Gold and ASG may not occur as planned

The Offer has been made with the expectation that its successful completion will result in increased gold production and enhanced growth opportunities for the Combined Company. These anticipated benefits will depend in part on whether Allied Gold and ASG's operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to the Combined Company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of ASG's operations after completion of the Offer could be adversely affected if the Combined Company cannot retain selected key employees to assist in the integration and operation of ASG and Allied Gold.

Shareholders will receive Allied Gold Shares based on an exchange ratio that will not reflect market price fluctuations. Consequently, the Allied Gold Shares issued under the Offer may have a market value lower than expected

The Offeror is offering to purchase ASG Shares on the basis of 0.85 of an Allied Gold Share for each ASG Share. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Allied Gold Shares, the market values of the Allied Gold Shares and the ASG Shares at the time of a take-up of ASG Shares under the Offer may vary significantly from the values at the date of this Bidder's Statement/Offer and Circular or the date that Shareholders tender their ASG Shares.

The acquisition of ASG might not be successfully completed without the possibility of Shareholders exercising dissent rights under the Australian Corporations Act in connection with a Compulsory Acquisition

In order for Allied Gold to acquire all of the issued and outstanding ASG Shares, it is likely to be necessary, following the completion of the Offer, for the Offering Parties or an affiliate of the Offering Parties to effect a Compulsory Acquisition. A Compulsory Acquisition may result in remaining minority Shareholders having the right to dissent. If the statutory procedures under the Australian Corporations Act governing dissent rights are available and are complied with, this right could lead to a judicial determination preventing completion of a Compulsory Acquisition of the dissenting Shareholders' ASG Shares. These rights do not include a right to be paid a judicially determined fair value for ASG Shares. There is no assurance that a Compulsory Acquisition can be completed without Shareholders exercising dissent rights in respect of a substantial number of ASG Shares.

Following the completion of the Offer and prior to the completion of any Compulsory Acquisition, the trading liquidity for ASG Shares not deposited under the Offer will be reduced, which might affect the price of the ASG Shares and the ability of a Shareholder to dispose of their ASG Shares

If the Offer is successful, the liquidity and market value of the remaining ASG Shares held by the public could be adversely affected by the fact that they will be held by a smaller number of holders. Depending upon the number of ASG Shares acquired pursuant to the Offer, following the completion of the Offer the ASG Shares may no longer meet the TSX requirements for continued listing. Additionally, to the extent permitted under applicable law and stock exchange regulations, Allied Gold intends to seek to cause the delisting of the ASG Shares on the TSX.

If the TSX were to delist the ASG Shares, the market and price for the ASG Shares could be adversely affected. Although it is possible that the ASG Shares could be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the ASG Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the ASG Shares remaining at such time and the interest in maintaining a market in the ASG Shares on the part of securities firms. If ASG Shares are delisted and ASG ceases to be a "public corporation" for the purposes of the Tax Act, ASG Shares would cease to be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts.

After the consummation of the Offer, ASG could be a majority-owned subsidiary of Allied Gold

After the consummation of the Offer (which may result in the Offeror holding less than 100% of the issued and outstanding ASG Shares), the Offeror (and, indirectly, Allied Gold) may have the power to call general meetings of ASG, whereupon it may vote to elect the directors of ASG, appoint new management, approve certain actions requiring the approval of Shareholders, including adopting certain amendments to ASG's constitution and approving mergers or sales of ASG's assets. In particular, after the consummation of the Offer, Allied Gold intends to integrate ASG and Allied Gold, by merger or other transaction whereby the operations of ASG and Allied Gold are combined.

The Offering Parties have not verified the reliability of the information regarding ASG included in, or which may have been omitted from, the Offer and Circular

The Offering Parties have relied principally upon publicly available information and records on file of ASG in connection with the information provided herein. All historical information regarding ASG contained in the Bidder's Statement/Offer and Circular, including all ASG financial information and all pro forma financial information reflecting the pro forma effects of a combination of ASG and Allied Gold which are derived in part from ASG's financial information, has been derived from ASG's publicly available information. Any inaccuracy or material omission in ASG's publicly available information, including the information about or relating to ASG and its business, prospects, condition (financial and otherwise) and assets contained in the Bidder's Statement/Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect the operational plans or prospects of the Combined Company or its business, assets, results of operations and condition (financial or otherwise).

Change of control provisions in ASG's agreements triggered upon the Offeror's acquisition of ASG may lead to adverse consequences

ASG may be a party to agreements or arrangements that contain change of control provisions that may be triggered following completion of the Offer, since the Offeror will hold ASG Shares representing a majority of the voting rights of ASG if the Offer is successful. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect ASG's results of operations and financial condition. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect the business, prospects, assets, results of operations and condition (financial or otherwise) of the Combined Company.

Allied Gold is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates, and if the business combination is successful, Allied Gold may be exposed to increased environmental costs and liabilities given the operations of ASG

Each of Allied Gold and ASG is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Environmental matters cannot be predicted with certainty, and amounts required to establish and maintain adequate coverage for environmental liabilities may be significant, especially in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out compliance on certain sites not initially included in remediation in progress, and the potential liability of each of Allied Gold and ASG to remediate sites for which provisions have not been previously established. Such future developments could result in increased environmental costs and liabilities that could have a material adverse effect on the Combined Company's business, assets, financial position and results of operations.

Allied Gold may not realize the benefits of the Combined Company's new properties

As part of its strategy, Allied Gold will continue its efforts to explore and develop new properties and will have an expanded portfolio of such properties as a result of the combination with ASG if the Offer is successful. A number of risks and uncertainties are associated with the exploration and development of these types of properties, including exploration, development, political, social, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

Allied Gold may be subject to significant risks associated with its expanded portfolio of properties

If there are significant delays in the exploration, development and production of the expanded portfolio of properties and/ or the properties are determined not to be economically viable and/or their capital costs are significantly higher than estimated, these events could have a significant adverse effect on Allied Gold or the Combined Company.

Additional funding for the Combined Company's development activities

The Combined Company may require access to further debt and equity capital in the future to fund its development activities. There is no assurance as to whether future funding will be available to the Combined Company and the terms on which such funding will be raised. Failure to obtain additional required funding on a timely basis could result in delay or indefinite postponement of further exploration and development and could cause the Combined Company to reduce or terminate certain operations. Additional funds raised by the Combined Company by way of equity capital may result in further dilution to the shareholders of the Combined Company.

9.     Acquisition of ASG Shares Not Deposited

Under the Australian Corporations Act, if the Offeror acquires 90% of the ASG Shares it may be able to compulsorily acquire the ASG Shares held by Shareholders who have not accepted the Offer (a "Compulsory Acquisition").

Even if the Offeror does not acquire 90% of the ASG Shares it may still be able to effect a Compulsory Acquisition with court approval.

If the Offeror becomes entitled to effect a Compulsory Acquisition, it will issue compulsory acquisition notices to remaining Shareholders informing them of its entitlement to acquire their ASG Shares, and advising them of the compulsory acquisition procedure under the Australian Corporations Act. The procedure includes the right of the remaining Shareholders to obtain the names and addresses of everyone else to whom the Offeror has given the compulsory acquisition notice, and to apply to an Australian court for an order that the Compulsory Acquisition may not proceed. The court may make the order only if it is satisfied that the Offered Consideration is not fair value for the ASG Shares. The court does not have power to order payment of a higher price. The Offeror will lodge the compulsory acquisition notice with ASIC (the date of lodgement with ASIC is the time at which "fair value" is to be assessed), ASX and AIM and, on the same day or on the next business day, the Offeror will send the notices by pre-paid airmail, pre-paid ordinary mail or by courier (as applicable) to every remaining Shareholder holding ASG Shares or rights to acquire ASG Shares.

ACompulsory Acquisition may be effected only on the terms of the Offer that applied immediately before the Expiry Date or, if the compulsory acquisition notice is given before the Expiry Date, immediately before the notice is given. The Offeror will provide the Offered Consideration to Shareholders who respond to the compulsory acquisition notice. In respect of Shareholders who do not respond, the Offeror will follow the statutory procedure under the Australian Corporations Act which permits the Offeror to appoint someone to sign a transfer form on behalf of the remaining Shareholders. In the case of this statutory procedure, the Offered Consideration is converted to cash and given to ASG to hold as trustee for the relevant Shareholders for up to 12 months, after which it is transferred to ASIC.

10.   Ownership of and Trading in Securities of ASG and Benefits from the Offer

Other than with respect to the Acceptance Shares under the Pre-Bid Agreement, no securities of ASG, including ASG Shares, are currently owned beneficially, directly or indirectly, nor is control or direction currently exercised over any securities of ASG, by either of the Offering Parties or their directors or officers or, to the knowledge of such directors and officers after reasonable inquiry, by (a) any associate or affiliate of a director or officer of either of the Offering Parties, (b) any person holding more than 10% of any class of the equity securities of either of the Offering Parties, or (c) any person acting jointly or in concert with either of the Offering Parties.

During the six month period preceding the date of the Offer, no securities of ASG have been purchased or sold by:
(a) either of the Offering Parties, (b) any director or officer of either of the Offering Parties, or (c) to the knowledge of the directors and officers of the Offering Parties, after reasonable inquiry, by (i) any associate of the directors or officers of either of the Offering Parties, (ii) any person or company holding more than 10% of any class of equity securities of either of the Offering Parties, or (iii) any person acting jointly or in concert with either of the Offering Parties. No person named under this Section 10 will receive any direct or indirect benefit from the consummation of the Offer or from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who participates in the Offer.

11.    Commitments to Acquire Securities of ASG

Except pursuant to the Pre-Bid Agreement (including as described in Section 5 of this Circular, "Background to the Offer", under the heading "Pre-Bid Agreement"), neither of the Offering Parties nor any director or senior officer of the Offering Parties, nor to the knowledge of the directors and senior officers of the Offering Parties after reasonable inquiry, (a) any associate of a director or senior officer of the Offering Parties, (b) any person holding more than 10% of any class of the equity securities or, (c) any person acting jointly or in concert with the Offering Parties, has entered into any arrangement, agreement, commitment or understanding to acquire any equity securities of ASG.

12.   Arrangements, Agreements, Commitments or Understandings

Other than as described in Section 7 of this Circular "Purpose of the Offer and Allied Gold's Plans for ASG", there are no arrangements, agreements, commitments or understandings made or proposed to be made between either of the Offering Parties and any of the directors or officers of ASG and no payments or other benefits are proposed to be made or given by either of the Offering Parties to such directors or officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful.

Other than as described in Section 5 of this Circular, "Background to the Offer", under the heading "Pre-Bid Agreement", there are no contracts, arrangements or understandings, formal or informal, between either of the Offering Parties and any securityholder of ASG with respect to the Offer or between either of the Offering Parties and any person or company with respect to any securities of ASG in relation to the Offer.

13.   Acceptance of the Offer

The Offering Parties have no knowledge regarding whether any Shareholders will accept the Offer, other than RCF, which has agreed to accept the Offer pursuant to the Pre-Bid Agreement.

14.   Material Changes and Other Information

The Offering Parties are not aware of any information which indicates that any material change has occurred in the affairs of ASG since September 18, 2009, the date of the last material change report filed by ASG, except as may be reflected in the audited consolidated financial statements of ASG for the year ended June 30, 2009, and the Offering Parties do not have any knowledge of any other matter that has not previously been generally disclosed and which could reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

15.   Effect of the Offer on the Market for and Listing of ASG Shares

The purchase of ASG Shares by the Offeror pursuant to the Offer will reduce the number of ASG Shares that might otherwise trade publicly and will reduce the number of holders of ASG Shares and, depending on the number of ASG Shares acquired by the Offeror, could adversely affect the liquidity and market value of the remaining ASG Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the ASG Shares from the TSX. Among such criteria is the number of Shareholders, the number of ASG Shares publicly held and the aggregate market value of the ASG Shares publicly held. Depending on the number of ASG Shares purchased under the Offer, it is possible that the ASG Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the ASG Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such ASG Shares. If permitted by applicable law, subsequent to completion of the Offer or any Compulsory Acquisition, if necessary, Allied Gold intends to apply to delist the ASG Shares from the TSX. If the ASG Shares are delisted from the TSX, the extent of the public market for the ASG Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of ASG Shares publicly held and the aggregate market value of the ASG Shares remaining at such time, the interest in maintaining a market in ASG Shares on the part of securities firms, whether ASG remains subject to public reporting requirements in Canada and other factors.

After the purchase of the ASG Shares under the Offer, ASG may cease to be subject to the public reporting and proxy solicitation requirements of the securities laws of Canada or may request to cease to be a reporting issuer or its equivalent under the securities laws of Canada.

16.   Regulatory Matters

Regulatory and Other Approvals

The Offeror's obligation to take up and pay for ASG Shares tendered under the Offer is conditional upon all regulatory approvals having been obtained on terms satisfactory to Allied Gold.

The Offeror does not currently intend to take up and pay for ASG Shares pursuant to the Offer unless Allied Gold has obtained, on terms acceptable to it, all approvals, consents and clearances required or deemed appropriate by Allied Gold in respect of the purchase of the ASG Shares under any applicable competition, merger control, antitrust or other similar law or regulation in jurisdictions material to the operations of Allied Gold or ASG. See Section 2 of the Offer, "Conditions to the Offer".

Australian and Canadian Securities Laws

The Offer is being made in compliance with applicable Australian and Canadian laws and rules governing take-over bids, including the Australian Corporations Act and applicable Canadian securities legislation, and applicable exemptions therefrom.

The distribution of the Allied Gold Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws. Allied Gold is not currently a reporting issuer in any jurisdiction of Canada. Accordingly, the resale of Allied Gold Shares issued under the Offer is subject to restrictions in Canada under Canadian securities laws until such time as Allied Gold becomes a reporting issuer in Canada.

United States Securities Laws

In the United States, the Allied Gold Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act. No Allied Gold Shares will be delivered in the United States unless Allied Gold is satisfied that such Allied Gold Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the applicable U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Allied Gold in its sole discretion, and without subjecting Allied Gold to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by Allied Gold in its sole discretion, Allied Gold Shares will not be delivered to Ineligible U.S. Shareholders.

The Allied Gold Shares which would otherwise have been issued to Ineligible U.S. Shareholders will instead be issued to the Nominee, which shall, as expeditiously as is commercially reasonable thereafter, sell such Allied Gold Shares on their behalf over the facilities of the ASX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. See Section 3 of the Offer, "Take-Up and Payment for Deposited Shares", for further details.

Allied Gold Shares issued to Shareholders pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that ASG Shares tendered by such Shareholders in the Offer are "restricted securities". Accordingly, any Allied Gold Shares issued in exchange for ASG Shares deposited under the Offer that bear a U.S. Securities Act restrictive legend shall also bear a U.S. Securities Act restrictive legend.

AIM Rules

The Allied Gold Shares proposed to be issued under the Offer will be admitted to trading on AIM, a market operated by the London Stock Exchange plc. Allied Gold is listed on AIM.

AIM opened on June 19, 1995, and is regulated by London Stock Exchange plc. The rules and responsibilities in relation to AIM companies are set out in the AIM Rules for Companies. Under these rules, in order to be eligible for AIM, an applicant must retain a nominated adviser at all times. The nominated adviser is responsible to the London Stock Exchange plc for advising and guiding an AIM company on its responsibilities under these rules. In addition, an AIM company must also have in place sufficient procedures, resources and controls to enable it to comply with these rules and seek advice from its nominated adviser regarding its compliance with these rules whenever appropriate and take that advice into account.

From time to time, the London Stock Exchange plc issues separate Notes on specific issues which may affect certain AIM companies. The Notes form part of the AIM Rules for Companies. Where an AIM company has concerns about the interpretation of these rules, it should consult its nominated adviser. The rules relating to the eligibility, responsibilities and disciplining of nominated advisers are set out in the separate rulebook, AIM Rules for Nominated Advisers. The rules for trading AIM securities are set out in "Rules of the London Stock Exchange".

17.   Certain Australian Income Tax Considerations

In the opinion of PricewaterhouseCoopers, the following is a general description of the Australian income and capital gains tax consequences for Shareholders on disposing of their ASG Shares, in return for Allied Gold Shares.

The information is based upon taxation law and practice in effect at the date of this Bidder's Statement/Offer and Circular. It is not intended to be an authoritative or comprehensive analysis of the taxation laws of Australia. The summary does not consider any specific facts or circumstances that may apply to particular shareholders. Further, it does not deal with the taxation consequences of disposing of shares issued under an employee share scheme, which may be subject to specific tax provisions.

You are strongly advised to seek independent professional advice regarding the Australian tax consequences of disposing of your ASG Shares based on your own particular circumstances.

The Australian tax consequences of disposing of your ASG Shares will depend on a number of factors including: whether you are an Australian resident or non resident for tax purposes; whether you hold your ASG Shares on capital, revenue account or as trading stock; when you acquired your ASG Shares; whether you are an individual, a company or a trustee of a complying superannuation entity; and whether scrip for scrip rollover relief is available.

The taxation summary contained in this section does not constitute "financial product advice" within the meaning of the Australian Corporations Act. The PricewaterhouseCoopers partnership which is providing this advice is not licensed to provide financial product advice under the Australian Corporations Act. To the extent that this section contains any information about a "financial product" within the meaning of the Australian Corporations Act, taxation is only one of the matters that must be considered when making a decision about the relevant financial product. This material has been prepared for general circulation and does not take into account the objectives, financial situation or needs of any recipient. Accordingly, any recipient should, before acting on this material, consider taking advice from a person who is licensed to provide financial product advice under the Australian Corporations Act. Any recipient should, before acting on this material, also consider the appropriateness of this material having regard to their objectives, financial situation and deeds and consider obtaining independent financial advice.

Shareholders Who Are Australian Residents

Disposal of Shares held as Trading Stock

If you hold your ASG Shares as trading stock (e.g. as a share trader) you will be required to include the value of the consideration from the disposal of your ASG Shares in your assessable income.

Disposal of Shares Held on Revenue Account

If you acquired your ASG Shares with the main purpose of reselling them at a profit rather than holding them for long term capital growth and to earn future dividends, you may be considered to hold your ASG Shares on revenue account for tax purposes. You will then be required to treat any gain or loss arising on the disposal of your ASG Shares as either assessable income or an allowable deduction. The gain or loss will be calculated as the difference between: (i) the value of the consideration (the value of the Allied Gold Shares received); and (ii) the cost of acquiring your ASG Shares.

Disposal of Shares Held on Capital Account

If you hold your ASG Shares as a passive investment with a view to generating dividend income and long term capital growth, you may be considered to hold your ASG Shares on capital account. The disposal of ASG Shares which were acquired or deemed to have been acquired on or after September 20, 1985 and which are held on capital account, will generally have Australian capital gains tax ("CGT") implications. The disposal of such ASG Shares pursuant to acceptance of the Offer will constitute a CGT event for CGT purposes. The CGT implications of a disposal of your ASG Shares will depend upon a number of factors, including: the date your ASG Shares were acquired; your taxpayer status; the length of time you have held your ASG Shares; and whether or not you are entitled to scrip for scrip rollover relief. If the reduced cost base is required to be determined (to calculate a capital loss), certain adjustments to the cost base of shares in ASG may need to be made.

(i)  ASG Shares acquired before September 20, 1985

There should be no CGT implications arising on disposal of your ASG Shares, where they were held on capital account and acquired, or deemed to have been acquired, before September 20, 1985 and they are not deemed by the taxation laws to have been acquired on or after that date.

(ii)  ASG Shares acquired after September 20, 1985 but before 11.45 a.m. on September 21, 1999

If your ASG Shares were acquired on or after September 20, 1985 a capital gain or loss will arise depending on the difference between: (i) the value of the capital proceeds (the value of the Allied Gold Shares received); and (ii) the cost base of the ASG Shares (which would generally include the amount paid to acquire the shares plus any incidental costs of acquisition, e.g. brokerage fees and stamp duty).

The value of the Allied Gold Shares will be their market value (on a volume weighted average price) on the date when the contract for their disposal is entered into (which is the date you accept the Offer).

If your ASG Shares were acquired before 11.45 a.m. by legal time in the Australian Capital Territory (ACT time) on September 21, 1999, for the purpose of calculating a capital gain (but not a capital loss), you may choose that the cost base of those shares be indexed for inflation to September 30, 1999 (which would only be of any practical effect if the shares were acquired prior to July 1, 1999).

Alternatively, provided you have held your ASG Shares for at least one year, and do not choose to apply this indexation, the discount capital gain provisions may apply. This means that:

•	if you are an individual or trust, only one-half of the capital gain (without any allowance for indexation for inflation in the cost base of the shares) will be taxable;

•	If you are a company, the cost base of ASG Shares must be indexed up to September 30, 1999.

•	if you are a complying superannuation fund, only two-thirds of the capital gain (without any allowance for indexation for inflation in the cost base of the shares) will be taxable; or

•
if you are the trustee of a trust, the discount capital gains provisions may also apply to a distribution of the capital gain to beneficiaries in the trust (other than beneficiaries that are companies).

The discount capital gain provisions do not apply to shareholders and trust beneficiaries that are companies.

The "choice" to apply indexation rather than the discount capital gain provisions must be made by you on or before the day you lodge your income tax return for the income year in which the disposal occurs.

A capital loss may be used to offset capital gains derived in the same or subsequent years of income (subject to satisfying certain conditions) but cannot be offset against ordinary income, nor carried back to offset net capital gains arising in earlier income years.

If you choose to use the discount capital gain method, any available capital loss will be applied to reduce the realised nominal gain before discounting the resulting net amount by either one half or one-third (as applicable) to calculate the capital gain that is assessable. Alternatively, if you choose the indexation option, capital losses are applied after calculating the capital gain using the indexed cost base.

(iii)  ASG Shares acquired after 11:45 a.m. on September 21, 1999

If you acquired your ASG Shares after 11:45 a.m. (ACT time) on September 21, 1999, you will not be entitled to choose indexation of the cost base when calculating any capital gain on disposal.

If you are an individual, trust or complying superannuation fund that has held your ASG Shares for 12 months or longer at the time the Offer is accepted, the discount capital gain provisions described above will automatically apply in calculating any capital gain on disposal.

As explained above, any available capital loss will be applied to reduce the realised nominal gain before discounting the resulting net amount by one-half or one-third (as applicable) to calculate the discounted capital gain that is assessable.

If your ASG Shares have been held for less than 12 months or you are another category of shareholder (for example, a company), the discount capital gain method is not available. A capital gain on the shares, being any excess of the value of the capital proceeds over the unindexed cost base of the shares, will be assessable in full.

Shareholders Who Are Not Australian Residents

Disposal of ASG Shares held as trading stock or on revenue account

If you are a non resident of Australia and your ASG Shares were acquired as trading stock or otherwise on revenue account, you should seek your own professional advice. The Australian tax treatment will depend on the source of any gain and whether a double tax agreement exists between your country of residence and Australia.

Disposal of ASG Shares held on capital account

If you are a non resident of Australia and hold your ASG Shares on capital account, you will generally not be subject to CGT on the disposal of your ASG Shares unless: you (and your associates) owned at least 10% of ASG either at the time you sold your ASG Shares or for at least 12 months during the 24 months before you sold your ASG Shares; and more than 50% of the value of ASG is represented by real property in Australia. Your ASG Shares will also be taxable if you used your ASG Shares at any time in carrying on a business through a permanent establishment in Australia.

GST

No GST should generally be payable on the transfer of ASG Shares, with the exception of any GST payable on any brokerage charged for carrying out your instructions in relation to accepting this Offer.

Depending on the shareholders's circumstances, a Reduced Input Tax Credit (RITC) may be available for acquisitions associated with the sale of ASG Shares (including acquisition of brokerage services)

Scrip for Scrip Rollover Relief — Resident vs. Non-Resident

Scrip for scrip rollover relief enables a shareholder to elect to disregard the capital gain they make from disposing of a share as part of a corporate takeover or merger, if the shareholder receives a replacement share in exchange.

You may be entitled to scrip for scrip rollover relief if: (a) your ASG Shares were acquired after 19 September 1985; (b) you accept the Offer and receive Allied Gold Shares as consideration; (c) you would otherwise make a capital gain; and (d) Allied Gold obtains a holding of at least 80% of the voting shares in ASG as a result of this Offer.

If you choose to claim rollover relief, the consequences on accepting the Offer will generally be: (a) the capital gain otherwise arising on accepting the Offer is disregarded; (b) the CGT cost base of your ASG Shares will become the CGT cost base of your replacement Allied Gold Shares; and (c) you will be taken to acquire your replacement Allied Gold Shares at the time you originally acquired your ASG Shares (for the purpose of determining any entitlement to a discount on an otherwise assessable capital gain or indexation of cost base in relation to a subsequent dealing in your replacement Allied Gold Shares). Depending on your percentage interest in ASG before the transaction and your subsequent percentage interest in Allied Gold post the transaction a join election may be required to achieve rollover relief.

If you derive a capital loss on accepting the Offer, you will not be able to choose to apply the scrip for scrip rollover rules.

The Offer is subject to a condition that Allied Gold receives acceptances under the Offer for at least 50.1% of the ASG Shares. If Allied Gold receives acceptances of less than 80% of the ASG Shares under the Offer, the scrip for scrip rollover rules will not apply.

18.   Certain Canadian Federal Income Tax Considerations

General

In the opinion of Wildeboer Dellelce LLP, Canadian counsel to Allied Gold, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to a beneficial owner of ASG Shares who disposes of ASG Shares pursuant to the Offer (or otherwise disposes of ASG Shares pursuant to certain transactions described in Section 9 of this Circular, "Acquisition of ASG Shares Not Deposited") and who, for the purposes of the Tax Act and at all relevant times (i) holds the ASG Shares, and will hold any Allied Gold Shares received pursuant to the Offer, as capital property; (ii) deals at arm's length with and is not affiliated with Allied Gold or ASG; and (iii) in respect of whom Allied Gold is not a "foreign affiliate" (as defined in the Tax Act). Persons meeting such requirements are referred to as a "Holder" or "Holders" herein, and this summary only addresses such Holders. ASG Shares will generally constitute capital property to a Holder unless the Holder holds such shares in the course of carrying on a business or as part of an adventure in the nature of trade. This summary is not applicable to persons holding ASG Options, ASG Warrants or other rights to acquire ASG Shares or persons who acquired ASG Shares on the exercise of employee stock options, and all such persons should consult their own tax advisors in this regard. In addition, this summary is not applicable to a Shareholder that is a "financial institution" (as defined in the Tax Act for the purposes of the mark-to-market rules), a "specified financial institution" as defined in the Tax Act, a Shareholder an interest in which is a "tax shelter investment" for the purposes of the Tax Act, or a Shareholder to whom the "functional currency" (as defined in the Tax Act) reporting rules apply. Such Shareholders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, all specific proposed amendments to the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) before the date hereof ("Proposed Amendments") and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof and assumes that the Proposed Amendments will be enacted in the form proposed. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative policy or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to Holders in all circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, all Shareholders should consult their own independent tax advisors having regard to their own particular circumstances.

Holders Resident in Canada

This part of the summary is generally applicable to Holders who, for purposes of the application of the Tax Act are, or are deemed to be, resident in Canada (a "Canadian Holder" or "Canadian Holders").

Currency
For the purposes of the Tax Act, all amounts related to the disposition of ASG Shares and acquisition, holding or disposition of Allied Gold Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in a foreign currency must be converted to an amount expressed in Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the day on which the amount first arose or such other rate of exchange as is acceptable to the CRA.

Canadian Holders Who Accept the Offer
The exchange of ASG Shares for Allied Gold Shares may be on either a tax-deferred basis or on a taxable basis for Canadian tax purposes. A Canadian Holder who wishes to exchange its ASG Shares on a tax-deferred basis will be deemed to have disposed of the ASG Shares for proceeds of disposition equal to the aggregate adjusted cost base of those ASG Shares immediately before the share exchange and to have acquired the Allied Gold Shares at a cost equal to such adjusted cost base. To achieve this tax deferral the Canadian Holder is not required to take any further action. A Canadian Holder who wishes to exchange its ASG Shares on a taxable basis is required to elect for the rules in the Tax Act pertaining to foreign share for share exchanges not to apply. The election must be made in the Canadian Holder's Canadian federal income tax return for the taxation year of the Canadian Holder in which the share for share exchange occurs.

If a Canadian Holder elects that the rules in the Tax Act pertaining to foreign share for share exchanges do not apply to the transaction, the Canadian Holder will not be eligible for any tax deferral on the Offer. In that case, the Canadian Holder will be considered to have disposed of its ASG Shares for proceeds of disposition equal to the fair market value at that time of the Allied Gold Shares acquired in exchange for such shares. The Canadian Holder will realize a capital gain (or capital loss) to the extent that the fair market value at that time of the Allied Gold Shares acquired on the exchange, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such ASG Shares. The cost to a Canadian Holder of the Allied Gold Shares acquired on this exchange will be equal to the fair market value at the time of the exchange of such shares of Allied Gold Shares.

For a description of the tax treatment of capital gains and losses, see "Tax Treatment of Capital Gains and Capital Losses".

Shares Not Deposited by Canadian Holders

Compulsory Acquisition of ASG Shares

As described under Section 9 of this Circular, "Acquisition of ASG Shares Not Deposited", Allied Gold may, in certain circumstances, acquire ASG Shares not deposited under the Offer pursuant to statutory rights of purchase under the Australian Corporations Act. The tax consequences to a Canadian Holder who responds to a compulsory acquisition notice will generally be similar to those described above under "Canadian Holders Who Accept the Offer". A Canadian Holder who does not respond to a compulsory acquisition notice will realize a capital gain (or capital loss) to the extent that the fair market value at that time of the Allied Gold Shares acquired on the exchange, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such ASG Shares. Canadian Holders whose ASG Shares may be so acquired should consult their own tax advisors.

Potential Delisting

If following the completion of the Offer the ASG Shares cease to be listed on any designated stock exchange (which includes the TSX), Canadian Holders that are trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts are cautioned that the ASG Shares will cease to be qualified investments for such trusts and therefore potentially be subject to penalty taxes under the Tax Act. Such Holders should consult with their own tax advisors in this regard. ASG Shares may cease to be listed on the TSX following the completion of the Offer.

Holding and Disposing of Allied Gold Shares

Dividends on Allied Gold Shares

The full amount of dividends received or deemed to be received by a Canadian Holder on the Allied Gold Shares, including amounts deducted for foreign withholding tax, if any, will be included in computing the Canadian Holder's income. For an individual (including a trust) the gross-up and dividend tax credit rules in the Tax Act will not apply to such dividends. A Canadian Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6  32⁄ %  i n respect of its "aggregate investment income" for the year, which will include such dividends. Australian tax, if any, payable by a Canadian Holder in respect of dividends received on the Allied Gold Shares may be eligible for a foreign tax credit or deduction under the Tax Act to the extent and under the circumstances described in the Tax Act. Prospective investors should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction, having regard to their own particular circumstances.

Dispositions of Allied Gold Shares

In general, a disposition or a deemed disposition of an Allied Gold Share will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Allied Gold Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of the Allied Gold Share immediately before the disposition.

Tax Treatment of Capital Gains and Capital Losses

Generally, one-half of any capital gain realized by a Canadian Holder in a taxation year will be included in computing the Canadian Holder's income in such year. One-half of any capital loss realized by a holder in a taxation year normally may be deducted as an allowable capital loss by the Canadian Holder against taxable capital gains realized by the Canadian Holder in the year. Any allowable capital loss not deductible in the year it is realized generally may be carried back and deducted against taxable capital gains in any of the three preceding years or carried forward and deducted against taxable capital gains in any subsequent year (in accordance with the rules contained in the Tax Act). Capital gains realized by an individual will be relevant in computing possible liability for the alternative minimum tax. Australian tax, if any, levied on any gain realized on the disposition of Allied Gold Shares may be eligible for a foreign tax credit or deduction under the Tax Act to the extent and under the circumstances described in the Tax Act. Canadian Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction, having regard to their own particular circumstances.

A Canadian Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2 3⁄ % on its "aggregate investment income" for the year (which is defined in the Tax Act to include taxable capital gains).

Proposals Regarding Foreign Investment Entities

Under legislation contained in former Bill C-10, amendments to the Tax Act were proposed by the Minister of Finance (Canada) regarding the taxation of certain interests in non-resident entities that are "foreign investment entities" (the "FIE Proposals"), to be generally applicable for taxation years commencing after 2006. Parliament was dissolved on September 7, 2008, before the FIE Proposals were enacted.

As part of the January 27, 2009 Federal Budget, the Minister of Finance (Canada) announced that the government would be reviewing the FIE Proposals and submissions made to the government thereon before proceeding with any amendments regarding the taxation of "foreign investment entities". There can be no assurance that the FIE Proposals will ultimately be enacted in the form set out in Bill C-10, or at all.

Pursuant to the FIE Proposals, where a holder holds a "participating interest" (such as a share), that is not an "exempt interest" in a corporation that is a "foreign investment entity" (a "FIE") at the corporation's tax year-end, the holder will be required to take into account, in computing income for the Canadian Holder's taxation year that includes such taxation year-end: (i) an amount based on a prescribed rate of return on the "designated cost" of such participating interest held by the Canadian Holder at the end of each month ending in the Canadian Holder's taxation year at which time the participating interest is held by the Canadian Holder; (ii) in certain limited circumstances, any gains or losses accrued on such participating interest for the year; or (iii) in certain limited circumstances, the Canadian Holder's proportionate share of the FIE's income (or loss) for the year, calculated in accordance with the Tax Act.

Under the FIE Proposals, a corporation will not be a FIE if the "carrying value" of all of its "investment property" is not greater than one-half of the "carrying value" of all its property or if, throughout the taxation year, its principal undertaking is the carrying on of a business that is not an "investment business" within the meaning of those terms in the FIE Proposals. Provided the carrying value test is met at the end of a taxation year of the corporation, then the corporation will not be a FIE for such taxation year.

In any event, the FIE Proposals will not apply in a taxation year of a Canadian Holder of Allied Gold Shares if, at the end of the taxation year of Allied Gold that ends in such year, the Allied Gold Shares are an "exempt interest" to such Canadian Holder. Generally, Allied Gold Shares will constitute an exempt interest to a Canadian Holder at the end of a particular taxation year if:

(a)	it is reasonable to conclude that the Canadian Holder has, at that time, no "tax avoidance motive" (within the meaning of the FIE Proposals) in respect of the Allied Gold Shares;

(b)
throughout the period of Allied Gold's taxation year that includes that time, either: (i) Allied Gold is governed by and exists under the laws of Australia and Allied Gold is a resident of Australia for purposes of the Canada-Australia Income Tax Convention; or (ii) Allied Gold is a resident of Australia for the purposes of the Tax Act and the Allied Gold Shares are listed on a designated stock exchange as defined in the Tax Act (which includes the ASX); and

(c)	throughout the period of Allied Gold's taxation year that includes that time, the Allied Gold Shares are an "arm's length interest" of the Canadian Holder within the meaning of the FIE Proposals.

The determination of whether a Canadian Holder has a tax avoidance motive in respect of the Allied Gold Shares within the meaning of the FIE Proposals will depend upon the particular circumstances of the holder. Canadian Holders should consult their own tax advisors regarding the determination of whether they have such a tax avoidance motive.

The Allied Gold Shares will qualify as an "arm's length interest" at any time in respect of a Canadian Holder for purposes of the FIE Proposals provided: (i) it is reasonable to conclude that there are at least 150 persons each of which holds, at that time, Allied Gold Shares having a total fair market value of at least C$500 or the Allied Gold Shares are identical to shares of Allied Gold which are listed on a designated stock exchange and such shares were traded at least 10 consecutive days on that stock exchange in the period that begins 30 days before that time; (ii) it is reasonable to conclude that the Allied Gold Shares can normally be acquired and sold by members of the public in the open market; and (iii) the aggregate fair market value, at that time, of the Allied Gold Shares that are held by the Canadian Holder, or an entity or individual with whom the Canadian Holder does not deal at arm's length, does not exceed 10% of the fair market value of all of the Allied Gold Shares at that time. No assurances can be given that the Allied Gold Shares will qualify as an arm's length interest to any particular Canadian Holder at any time in the future.

The determination of whether or not Allied Gold is a FIE must be made on an annual basis at the end of each taxation year of Allied Gold and no assurances can be given that Allied Gold will not be a FIE at the end of any of its taxation years. In the event that the FIE Proposals are enacted as last proposed and do apply to the Allied Gold Shares, a Canadian Holder may be required to include in income for each taxation year an amount of income or gains computed in accordance with the FIE Proposals, regardless of whether or not the Canadian Holder actually receives any income or realizes any gains relating to such Allied Gold Shares.

The FIE Proposals are complex and have been subject to extensive commentary and amendment. Canadian Holders should consult their own tax advisors regarding the potential application of the FIE Proposals in their particular circumstances.

Foreign Property Information Reporting

A holder of Allied Gold Shares who is a "specified Canadian entity" for a taxation year or a fiscal period and whose total cost amount of "specified foreign property", including such Allied Gold Shares, at any time in the taxation year or fiscal period exceeds C$100,000 will be required to file an information return for the year or fiscal period disclosing prescribed information, including the cost amount and any income in the taxation year, in respect of such property.

Subject to certain exceptions, a taxpayer resident in Canada in the taxation year will be a "specified Canadian entity". Canadian Holders are encouraged to consult their own tax advisors as to whether they must comply with these rules.

Eligibility for Investment

The Allied Gold Shares, if issued on the date hereof, would be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts, provided the Allied Gold Shares are listed on a designated stock exchange as defined in the Tax Act (which currently includes the ASX).

Provided that the holder of a tax-free savings account does not hold a "significant interest" (as defined in the Tax Act) in Allied Gold or any corporation, partnership or trust that does not deal at arm's length with Allied Gold, and provided that such holder deals at arm's length with Allied Gold, the Allied Gold Shares will not be a prohibited investment for a trust governed by the tax-free savings account.

Holders Not Resident in Canada

In addition to the comments set out under the heading "General" above, this portion of the summary is generally applicable to Holders who, at all relevant times for the purposes of the application of the Tax Act, have not been and are not resident in Canada or deemed to be resident in Canada and do not use or hold, and are not deemed to use or hold their ASG Shares in carrying on a business in Canada. Holders meeting all such requirements are hereinafter referred to as a "Non-Canadian Holder" or "Non-Canadian Holders", and this part of the summary only addresses such Non-Canadian Holders. Special rules, which are not discussed in this summary, may apply to holders that are insurers carrying on an insurance business in Canada and elsewhere.

Non-Canadian Holders Who Accept the Offer
A Non-Canadian Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of ASG Shares pursuant to the Offer.

Shares Not Deposited by Non-Canadian Holders

Compulsory Acquisition of ASG Shares

A Non-Canadian Holder will not be subject to income tax under the Tax Act on a disposition of ASG Shares pursuant to Allied Gold's statutory rights of purchase described in Section 9 of this Circular, "Acquisition of ASG Shares Not Deposited".

Potential Delisting

As described under Section 15 of this Circular, "Effect of the Offer on the Market for and Listing of ASG Shares", ASG Shares may cease to be listed on the TSX following the completion of the Offer. Non-Canadian Holders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Shares pursuant to the Offer.

Holding and Disposing of Allied Gold Shares

Dividends paid or deemed to be paid to a Non-Canadian Holder on Allied Gold Shares will not be subject to tax under the Tax Act.

A Non-Canadian Holder will not be liable for Canadian income tax on a disposition or deemed disposition of Allied Gold Shares.

19.   Depositary

The Offering Parties have engaged Computershare Investor Services Inc. to act as Depositary for the receipt of ASG Shares and related Letters of Transmittal deposited to the Offer and for the payment for ASG Shares purchased by the Offeror pursuant to the Offer. The Depositary will also receive Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all ASG Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of ASG Shares. The Depositary will receive reasonable and customary compensation from Allied Gold for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Allied Gold has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the securities laws of Australia and Canada.

20.   Offerees' Statutory Rights

Securities legislation in the provinces and territories of Canada provides security holders of ASG with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

21.   Legal Matters and Experts

Certain Canadian legal matters relating to the Offer will be reviewed by Wildeboer Dellelce LLP, Canadian counsel to Allied Gold and the opinions contained under Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations" have been provided by Wildeboer Dellelce LLP. As at the date hereof, the partners and associates of Wildeboer Dellelce LLP as a group, beneficially own, directly or indirectly, less than 1% of any class of Allied Gold's issued and outstanding securities.

Certain Australian legal matters relating to the Offer will be reviewed by Clayton Utz, Australian counsel to Allied Gold.

Certain Australian taxation matters relating to the Offer will be reviewed by PricewaterhouseCoopers, Australian tax advisors to Allied Gold and the opinions contained under Section 17 of the Circular, "Certain Australian Income Tax Considerations" have been provided by PricewaterhouseCoopers. As at the date hereof, the partners of PricewaterhouseCoopers involved in this review and providing these opinions as a group, beneficially own, directly or indirectly, less than 1% of any class of Allied Gold's issued and outstanding securities.

The audited consolidated financial statements of Allied Gold as at June 30, 2009 and 2008 and for each of the years in the three-year period ended June 30, 2009, incorporated by reference in this Bidder's Statement/Offer and Circular, have been audited by BDO Kendalls Audit & Assurance (WA) (Perth, Western Australia, Australia), independent registered chartered accountants, as set forth in their report thereon, included therein and incorporated herein by reference. Such audited consolidated financial statements are incorporated herein by reference in reliance upon and upon the authority of such said firm as experts in accounting and auditing.

The statements as to Allied Gold's mineral reserves and resources which appear in this Bidder's Statement/Offer and Circular have been incorporated by reference herein upon the authority of the following experts: Stephen Godfrey, BSc (Hons)(UNE), DipEd(QU), MAusIMM, MAIG and John Battista, B. Eng.(Mining), MAusIMM, each of Golder Associates Pty Ltd of West Perth, Australia, and Phil Hearse, BAppSc, MBA, FAusIMM, of Battery Limits Pty Ltd of Subiaco, Australia, each of whom has acted as a "qualified person" (as defined in NI 43-101) in connection with the estimates of reserves and resources presented in this Bidder's Statement/Offer and Circular. As of the date hereof, each of Messrs. Godfrey, Battista and Hearse and the principals of Golder Associates Pty Ltd and Battery Limits Pty Ltd hold beneficially, directly or indirectly, less than 1% of any class of Allied Gold's securities.

22. Directors' Approval

The contents of the Bidder's Statement/Offer and Circular have been approved and the sending thereof to the Shareholders has been authorized by each of the boards of directors of Allied Gold and the Offeror.

The copy of this Bidder's Statement/Offer and Circular that is to be lodged with ASIC has been approved by unanimous resolutions passed by each of the boards of the directors of Allied Gold and the Offeror on September 27, 2009.

23. Additional Information

Date for Determining Holders of ASG Shares for Purpose of Offer

For the purposes of section 633 of the Australian Corporations Act, the date for determining the persons to whom information is to be sent under items 6 and 12 of section 633(1) of the Australian Corporations Act is the Register Date.

Consents

This Bidder's Statement/Offer and Circular contain statements made by, or statements based on statements made by, each of Mark V. Caruso, Stephen Godfrey, John Battista and Phil Hearse. Each of Mark V. Caruso, Stephen Godfrey, John Battista and Phil Hearse has given and has not, before the lodgement of this Bidder's Statement/Offer and Circular with ASIC, withdrawn its written consent to the inclusion of references to its name, each statement it has made, and each statement which is based on a statement it has made, in this Bidder's Statement/Offer and Circular in the form and context in which those statements appear.

Wildeboer Dellelce LLP has also given and has not, before the lodgement of this Bidder's Statement/Offer and Circular with ASIC, withdrawn its written consent to be named in this Bidder's Statement/Offer and Circular as Allied Gold's Canadian legal advisors in the form and context in which it is so named.

Clayton Utz has also given and has not, before the lodgement of this Bidder's Statement/Offer and Circular with ASIC, withdrawn its written consent to be named in this Bidder's Statement/Offer and Circular as Allied Gold's Australian legal advisors in the form and context in which it is so named.

BDO Kendalls has also given and has not, before the lodgement of this Bidder's Statement/Offer and Circular with ASIC, withdrawn its written consent to be named in this Bidder's Statement/Offer and Circular as Allied Gold's auditors in the form and context in which it is so named.

PricewaterhouseCoopers has also given and has not, before the lodgement of this Bidder's Statement/Offer and Circular with ASIC, withdrawn its written consent to be named in this Bidder's Statement/Offer and Circular in the form and context in which it is so named.

Computershare Investor Services Inc. has also given and has not, before the lodgement of this Bidder's Statement/Offer and Circular with ASIC, withdrawn its written consent to be named in this Bidder's Statement/Offer and Circular in the form and context in which it is so named. Computershare Investor Services Inc. has had no involvement in the preparation of any part of this Bidder's Statement/Offer and Circular other than confirming references to its name.

Each person named above as having given its consent to the inclusion of a statement or to being named in this Bidder's Statement/Offer and Circular:

(a)
does not make, or purport to make, any statement in this Bidder's Statement/Offer and Circular or any statement on which this Bidder's Statement/Offer and Circular is based other than, in the case of a person referred to above as having given their consent to the inclusion of a statement, a statement included in this Bidder's Statement/Offer and Circular with the consent of that person; and

(b)
to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Bidder's Statement/Offer and Circular, other than a reference to its name and, in the case of a person referred to above as having given their consent to the inclusion of a statement, a statement included in this Bidder's Statement/Offer and Circular with the consent of that party.

Public Statements in ASIC or ASX lodgements

This Bidder's Statement/Offer and Circular includes statements which are made in, or based on statements made in, documents lodged with ASIC or announced on the company announcements platform of the ASX. Under the terms of ASIC Class Order [CO 01/1543], the parties making those statements are not required to consent to, and have not consented to, inclusion of those statements in this Bidder's Statement/Offer and Circular. If you would like to receive a copy of any of those documents, or the relevant parts of the documents containing the statements, (free of charge), during the Offer Period, please contact the Offering Parties through the Allied Gold Information Line, the contact details for which are set out on the back page of this Bidder's Statement/Offer and Circular.

Disclosure of Interests of Certain Persons

Other than as set out in this Bidder's Statement/Offer and Circular no:

(a)	director or proposed director of either of the Offering Parties;
(b)
person named in this Bidder's Statement/Offer and Circular as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder's Statement/Offer and Circular;

(c)	promoter of either of the Offering Parties; or
(d)	underwriter to the issue of Allied Gold Shares of financial services licensee named in this Bidder's Statement/ Offer and Circular as being involved in the issue of Allied Gold Shares,

(together, the "Interested Persons") holds at the date of this Bidder's Statement/Offer and Circular or held at any time during the last two years, any interest in the formation or promotion of either of the Offering Parties, property acquired or proposed to be acquired by either of the Offering Parties in connection with its formation or promotion or the offer of Allied Gold Shares under the Offer, or the offer of Allied Gold Shares under the Offer.

Disclosure of Fees and Benefits Received by Certain Persons

Other than as set out below or elsewhere in this Bidder's Statement/Offer and Circular, no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given:

(a)	to a director or proposed director of either of the Offering Parties to induce them to become, or to qualify as, a director of either of the Offering Parties; or
(b)	for services provided by an Interested Person in connection with the formation or promotion of either of the Offering Parties or the offer of Allied Gold Shares under the Offer.

The fees paid in connection with the preparation and distribution of this Bidder's Statement/Offer and Circular and for services provided in connection with the Offer, including legal, taxation and financial advisors and registry fees, are expected to total approximately A$2.0 million.

Interests of the Offering Parties in ASG Shares

As at the date of this Bidder's Statement/Offer and Circular and immediately before the first Offer is sent: (a) each of the Offering Parties' voting power in ASG was nil; (b) Allied Gold had a relevant interest in 19.9% of ASG Shares; and (c) neither of the Offering Parties nor any of their associates had a relevant interest in any ASG Options, ASG Warrants or other securities convertible into ASG Shares.

Dealings by the Offering Parties in ASG securities

Acquisition of ASG securities during previous four months

Except as set out in this Bidder's Statement/Offer and Circular, during the period beginning four months before the date of this Bidder's Statement/Offer and ending the day immediately before the date of the Offer, neither of the Offering Parties nor any of their associates has provided, or agreed to provide, consideration for any ASG Shares or other securities convertible into ASG Shares.

Inducing benefits given during previous four months

Except as set out in this Bidder's Statement/Offer and Circular, neither of the Offering Parties nor any of their associates has, during the period of four months ending on the day immediately before the date of the Offer, given, offered to give or agreed to give a benefit to another person where the benefit was likely to induce the other person, or an associate, to: (i) accept the Offer; or (ii) dispose of ASG Shares, which benefit was not offered to all holders of ASG Shares under the Offer.

The Offering Parties' Directors' Interests in ASG securities

As at the date of this Bidder's Statement/Offer and Circular, none of the directors of the Offering Parties had any relevant interests in ASG Shares or other securities convertible into ASG Shares.

CONSENT OF CLAYTON UTZ

To: The Directors of Allied Gold Limited

We hereby consent to the references to our name contained under the heading "Legal Matters and Experts" in the bidder's statement of AGL (ASG) Pty Ltd. and Allied Gold Limited dated September 29, 2009 and the take-over bid circular accompanying the offer to purchase dated October 2, 2009 made by AGL (ASG) Pty Ltd. to purchase all of the issued and outstanding ordinary shares of Australian Solomons Gold Limited

(Signed) CLAYTON UTZ

Brisbane, Australia
October 2, 2009

CONSENT OF WILDEBOER DELLELCE LLP

To: The Directors of Allied Gold Limited

We hereby consent to the references to our name contained under the heading "Legal Matters and Experts" and to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the bidder's statement of AGL (ASG) Pty Ltd. and Allied Gold Limited dated September 29, 2009 and the take-over bid circular accompanying the offer to purchase dated October 2, 2009 made by AGL (ASG) Pty Ltd. to purchase all of the issued and outstanding ordinary shares of Australian Solomons Gold Limited

(Signed) WILDEBOER DELLELCE LLP

Toronto, Ontario
October 2, 2009

PricewaterhouseCoopers
ABN 52 780 433 767

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
The Directors	GPO Box 150
Allied Gold Limited	BRISBANE QLD 4001
PO Box 2019	DX 77 Brisbane
MILTON QLD 4064	Australia
AUSTRALIA	Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999
Direct Phone +61 7 3257 8571
Direct Fax +61 7 3031 9230
2 October 2009	www.pwc.com/au

Dear Sirs

Consent of PricewaterhouseCoopers

We hereby consent to the references to our name contained under the heading "Legal Matters and Experts" and to our opinion contained under "Certain Australian Tax Considerations" in the bidder's statement of AGL (ASG) Pty Ltd and Allied Gold Limited dated September 29, 2009 and the related take-over bid circular and offer to purchase dated October 2, 2009 made by AGL (ASG) Pty Ltd to purchase all of the issued and outstanding ordinary shares of Australian Solomons Gold Limited.

Yours sincerely

Wayne Huf
Partner
PricewaterhouseCoopers
Brisbane

Liability limited by a scheme approved under Professional Standards Legislation

BDO Kendalls Audit & Assurance (WA) Pty Ltd 128 Hay St Subiaco WA 6008 PO Box 700 West Perth WA 6872 Phone 61 8 9380 8400 Fax 61 8 9380 8499 aa.perth@bdo.com.au www.bdo.com.au ABN 79 112 284 787

2 October 2009

The Directors
Allied Gold Limited
PO Box 2019
Milton QLD 4064

Dear Sirs

AUDITORS CONSENT

We have read the bidders statement of AGL (ASG) Pty Ltd. and Allied Gold Limited dated September 29, 2009 (the "Bidder's Statement") and take-over bid circular accompanying the offer to purchase (the "Take-Over Bid Circular") dated October 2, 2009 made by AGL (ASG) Pty Ltd. to purchase all of the issued and outstanding ordinary shares of Australian Solomons Gold Limited ("ASG") to be sent to the shareholders of ASG. We have complied with Australian generally accepted standards for an auditor s involvement with offering documents.

We consent to the use, through incorporation by reference, in the above-mentioned Bidders Statement and Take-Over Bid Circular of our report to the shareholders of Allied Gold Limited on the consolidated balance sheets of Allied Gold Limited at as June 30, 2009 and June 30, 2008 and the income statements, statements of changes in equity and statements of cash flows for each of the years in the three-year period ended June 30, 2009. Our audit report is dated September 28, 2009.

We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours faithfully

BDO Kendalls Audit & Assurance (WA) Pty Ltd

BDO Kendalls

Peter Toll
Director

Perth, Western Australia, Australia

BDO Kendalls is a national association of separate partnerships and entities. Liability limited by a scheme approved under Professional Standards Legislation.

CERTIFICATE OF AGL (ASG) PTY LTD.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: October 2, 2009

(Signed) MARK V. CARUSO	(Signed) FRANK TERRANOVA
Executive Chairman and	Chief Financial Officer and Director
Chief Executive Officer and Director

CERTIFICATE OF ALLIED GOLD LIMITED

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: October 2, 2009

(Signed) MARK V. CARUSO	(Signed) FRANK TERRANOVA
Executive Chairman and Chief Executive Officer	Chief Financial Officer

On behalf of the board of directors

(Signed) MONTAGUE HOUSE	(Signed) GREGORY H. STEEMSON
Director	Director

ANNEX A

ALLIED GOLD LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED 30 JUNE 2009, 2008 AND 2007

BDO Kendalls Audit & Assurance (WA) Pty Ltd 128 Hay St Subiaco WA 6008 PO Box 700 West Perth WA 6872 Phone 61 8 9380 8400 Fax 61 8 9380 8499 aa.perth@bdo.com.au www.bdo.com.au ABN 79 112 284 787

AUDITORS REPORT ON HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

To the Board of Directors of Allied Gold Limited

Subject: Independent Accountants Report on Audited Historical Consolidated Financial Information

We have prepared this Independent Accountants' Report (Report) on the historical consolidated financial information of Allied Gold Limited and controlled entities (the Company) for inclusion in the bidders statement dated 29 September 2009 and take-over bid circular and offer dated 2 October 2009, relating to the issue of 0.85 ordinary shares in the Company for each ordinary share of Australian Solomons Gold Limited.

Expressions defined in the prospectus have the same meaning in this report.

Scope

You have requested BDO Kendalls Audit & Assurance (WA) Pty Ltd (BDO Kendalls) to prepare a report covering the following information:

a)	The historical consolidated income statement for the years ended 30 June 2009, 2008 and 2007;
b)	The historical consolidated balance sheet as at 30 June 2009 and 2008;
c)	The historical consolidated cash flow statement for the years ended 30 June 2009, 2008 and 2007; and
d)	The historical consolidated statement of changes in equity as at 30 June 2009, 2008 and 2007 referred to collectively as the historical consolidated financial information.

The Directors of the Company are responsible for the preparation and true and fair presentation of the historical consolidated financial information in accordance with Australian equivalents to International Financial Reporting Standards. This included responsibility for the maintenance of adequate financial records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the historical financial information. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Audit of Historical Information

The historical consolidated financial information set out on pages A-4 to A-41 of the prospectus has been extracted from the audited financial statements of the Company. The financial statements for the years ended 30 June 2009, 30 June 2008 and 30 June 2007 were audited by BDO Kendalls and unqualified audit opinions were issued in respect of the financial statements. The Directors of the Company are responsible for the preparation of the historical financial information. We have conducted an independent audit of the historical consolidated financial information of the company for the years ended 30 June 2009, 2008 and 2007. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the historical information is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. Canadian Auditing Standards are substantially equivalent to Australian Auditing Standards.

BDO Kendalls is a national association of separate partnerships and entities. Liability limited by a scheme approved under Professional Standards Legislation.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the historical financial information, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we have considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit Opinion

In our opinion:

a)
The historical consolidated financial information, as set out on pages A-4 to A-41, gives a true and fair view of the company's financial position as at 30 June 2009 and 2008 and of its performance for the years ended 30 June 2009, 2008 and 2007 in accordance with Australian Equivalents to International Financial Reporting Standards; and

b)	Note 32 presents fairly the differences between Australian equivalents to International Financial reporting Standards and Canadian GAAP; and

c)	the financial report also complies with International Financial Reporting Standards as disclosed in Note 2.

Subsequent Events

Apart from the matters dealt with in the historical consolidated financial information, and having regard for the scope of our report, to the best of our knowledge and belief, no material transactions or events outside the ordinary business of the Company have come to our attention that would require comment on, or adjustment to, the information referred to in our report of that would cause such information to be misleading or deceptive.

Independence or Disclosure of Interest

BDO Kendalls Audit & Assurance (WA) Pty Ltd is the independent auditor of Allied Gold Limited and does not have any interest in the outcome of this issue other than the preparation of this report for which normal professional fees will be received.

Yours faithfully

BDO Kendalls Audit & Assurance (WA) Pty Ltd

BDO Kendalls

Peter Toll
Director

Dated this 2nd day of October 2009
Perth, Western Australia, Australia

ALLIED GOLD LIMITED

INCOME STATEMENT
For the FINANCIAL YEARS ENDED 30 JUNE 2009, 2008 and 2007

	Note		2009	2008	2007
			$	$	$
Revenue	6		77,467,668	23,393,798	—
Cost of sales	7		(66,436,649)	(20,264,174)	—
Gross profit			11,031,019	3,129,624	—
Unrealised losses on derivatives			(21,828)	—	—
Corporate expenses			(7,545,907)	(4,404,307)	(2,826,386)
Share based remuneration	27	(b)	(4,130,120)	(3,590,530)	(89,025)
Impairment of available for sale assets			(1,214,402)	—	—
Other expenses			(3,426,778)	(4,049,118)	(816,386)
Other income	6		149,937	31,688	5,292
Financial income	6		327,760	533,365	1,845,894
Financial expenses	8		(3,396,347)	(1,189,685)	—
Loss before tax			(8,226,666)	(9,538,963)	(1,880,611)
Income tax benefit/(expense)	9		—	—	—
Loss after tax attributable to members of the parent entity			(8,226,666)	(9,538,963)	(1,880,611)
Basic earnings per share (cents)	23	(a)	(1.92)	(2.70)	(0.70)
Diluted earnings per share (cents)	23	(b)	(1.92)	(2.70)	(0.70)

The income statements are to be read in conjunction with the notes to the financial statements.

All references to "$" in these financial statements are to Australian dollars.

ALLIED GOLD LIMITED

BALANCE SHEET
AS AT 30 JUNE 2009, 2008 AND 2007

	Note		2009	2008	2007
			$	$	$
CURRENT ASSETS
Cash and cash equivalents	28	(a)	20,529,979	154,180	12,657,949
Trade and other receivables	10		800,494	1,758,073	81,277
Inventories	11		14,269,497	7,401,734	—
Derivative financial instruments	12		2,025,000	314,212	—
Available for sale financial assets	13		—	—	474,419
Other assets	14		246,792	531,032	85,745
Total Current Assets			37,871,762	10,159,231	13,299,390

NON-CURRENT ASSETS
Trade and other receivables	10		—	—	—
Derivative financial instruments	12		686,759	3,495,855	—
Available for sale financial assets	13		348,974	1,185,074	1,447,200
Property, plant and equipment	15		145,861,709	130,034,534	68,834,971
Exploration and evaluation expenditure	16		11,115,743	10,406,786	30,002,238
Total Non-Current Assets			158,013,185	145,122,249	100,284,409
Total Assets			195,884,947	155,281,480	113,583,799

CURRENT LIABILITIES
Trade and other payables	18		20,683,026	14,446,386	9,163,140
Borrowings	19		2,094,483	8,561,286	—
Derivative financial instruments	12		10,197,958	6,972,407	—
Provisions	20		491,709	365,819	—
Total Current Liabilities			33,467,176	30,345,898	9,163,140

NON-CURRENT LIABILITIES
Borrowings	19		3,845,885	2,739,755	—
Derivative financial instruments	12		5,748,977	18,911,174	—
Provisions	20		2,782,426	2,584,870	2,424,861
Total Non-Current Liabilities			12,377,288	24,235,799	2,424,861
Total Liabilities			45,844,464	54,581,697	11,588,001
NET ASSETS			150,040,483	100,699,783	101,995,798

EQUITY
Contributed equity	21		173,098,363	133,686,704	105,794,580
Reserves	22		1,199,540	(16,956,167)	2,693,009
Accumulated losses	22		(24,257,420)	(16,030,754)	(6,491,791)
TOTAL EQUITY			150,040,483	100,699,783	101,995,798

The balance sheets are to be read in conjunction with the notes to the financial statements.

All references to "$" in these financial statements are to Australian dollars.

ALLIED GOLD LIMITED

STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

				Foreign	Available for
			Share-Based	Exchange	Sale Investments	Cash Flow
	Issued	Accumulated	Payments	Translation	Revaluation	Hedging
	Capital	Losses	Reserve	Reserve	Reserve	Reserve	Total
	$	$	$	$	$	$	$
At 1 July 2006	87,802,197	(4,611,180)	1,823,322	(23,070)	—	—	84,991,269
Revaluation of investments available for sale	—	—	—	—	758,090	—	758,090
Translation of foreign controlled entities	—	—	—	45,642	—	—	45,642
Total income recognised directly in equity during the year	—	—	—	45,642	758,090	—	803,732
Loss for the period	—	(1,880,611)	—	—	—	—	(1,880,611)
Total recognised income and expense during the year	—	(1,880,611)	—	45,642	758,090	—	(1,076,879)
Cost of equity raising	(737,074)	—	—	—	—	—	(737,074)
Share-based payments	—	—	89,025	—	—	—	89,025
Share placements	13,054,141	—	—	—	—	—	13,054,141
Conversion of options	5,675,316	—	—	—	—	—	5,675,316
At 30 June 2007	105,794,580	(6,491,791)	1,912,347	22,572	758,090	—	101,995,798
Revaluation of investments available for sale	—	—	—	—	(751,544)	—	(751,544)
Translation of foreign controlled entities	—	—	—	(414,648)	—	—	(414,648)
Changes in the fair value of cash flow hedges — gross	—	—	—	—	—	(23,225,075)	(23,225,075)
Transfer to net profit — gross	—	—	—	—	—	1,151,561	1,151,561
Total income recognised directly in equity during the year	—	—	—	(414,648)	(751,544)	(22,073,514)	(23,239,706)
Loss for the period	—	(9,538,963)	—	—	—	—	(9,538,963)
Total recognised income and expense during the year	—	(9,538,963)	—	(414,648)	(751,544)	(22,073,514)	(32,778,569)
Cost of equity raising	(543,123)	—	—	—	—	—	(543,123)
Share-based payments	—	—	3,590,530	—	—	—	3,590,530
Share placements	26,514,770	—	—	—	—	—	26,514,770
Conversion of options	1,920,477	—	—	—	—	—	1,920,477
At 30 June 2008	133,686,704	(16,030,754)	5,502,877	(392,076)	6,546	(22,073,514)	100,699,783
Changes in fair value of investments available for sale	—	—	—	—	129,843	—	129,843
Translation of foreign controlled entities	—	—	—	(252,552)	—	—	(252,552)
Changes in the fair value of cash flow hedges	—	—	—	—	—	6,520,145	6,520,145
Transfer to net profit	—	—	—	—	—	7,484,731	7,484,731
Total income recognised directly in equity during the year	—	—	—	(252,552)	129,843	14,004,876	13,882,167
Loss for the period	—	(8,226,666)	—	—	—	—	(8,226,666)
Total recognised income and expense during the year	—	(8,226,666)	—	(252,552)	129,843	14,004,876	5,655,501
Cost of equity raising	(1,949,292)	—	—	—	—	—	(1,949,292)
Share-based payments	—	—	4,273,540	—	—	—	4,273,540
Share placements	41,360,951	—	—	—	—	—	41,360,951
At 30 June 2009	173,098,363	(24,257,420)	9,776,417	(644,628)	136,389	(8,068,638)	150,040,483

The statements of changes in equity are to be read in conjunction with the notes to the financial statements.

All references to "$" in these financial statements are to Australian dollars.

ALLIED GOLD LIMITED

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

	Note		2009	2008	2007
			$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers			78,160,874	21,748,690	—
Proceeds from settlement of derivatives			5,122,882	—	—
Payments to suppliers & employees			(61,115,934)	(21,374,990)	(3,634,401)
Interest received			327,760	533,365	1,845,894
Interest paid			(932,382)	(1,189,685)	—
Net cash generated by/(used in ) operating activities	28	(b)	21,563,200	(282,620)	(1,788,507)
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for purchase of interest in project			—	—	5,000
Purchase of equity investments			(241,200)	(14,999)	32,865
Purchase of plant & equipment			(16,246,475)	(40,223,122)	(49,075,130)
Development expenditure			(7,205,878)	—	—
Exploration and evaluation expenditure			(708,957)	(13,075,876)	(9,924,639)
Net cash used in investing activities			(24,402,510)	(53,313,997)	(58,961,904)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of securities			41,575,365	26,891,855	18,729,457
Costs of raising equity capital			(1,766,744)	(256,773)	(737,074)
Proceeds from borrowings			2,900,000	23,393,561	—
Finance lease payments			(3,337,264)	—	—
Repayments of borrowings			(16,407,977)	(8,935,838)	—
Net cash generated by financing activities			22,963,380	41,092,805	17,992,383
Net increase/(decrease) in cash and cash equivalents			20,124,070	(12,503,812)	(42,758,028)
Cash and cash equivalents at beginning of financial year			154,180	12,657,949	55,370,334
Effects of exchange rate changes on the balance of cash and cash equivalents			251,729	43	45,643
Cash and cash equivalents at end of financial year	28	(a)	20,529,979	154,180	12,657,949

The cash flow statement is to be read in conjunction with the notes to the financial statements.

All references to "$" in these financial statements are to Australian dollars.

ALLIED GOLD LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

1.	Reporting entity

Allied Gold Limited ("the parent entity") is a listed public company, incorporated and domiciled in Australia. The financial report includes the consolidated entity comprising the parent entity and its controlled entities ("the consolidated entity" or "Group").

2.	Basis of preparation

(a) Statement of compliance

This general-purpose financial report has been prepared in accordance with Australian Accounting Standards, other authorised pronouncements of the Australian Accounting Standards Board, Australian Accounting Interpretations and the Corporations Act 2001. The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the financial report complies with International Financial Reporting Standards.

(b) Basis of measurement

This financial report has been prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets and derivative financial instruments.

(c) Functional and presentation currency

Items included in the financial report of each controlled entity in the consolidated entity are measured using the currency of the primary economic environment in which that entity operates ("the functional currency"). The consolidated financial report is presented in Australian dollars which is the parent entity's functional and presentation currency.

(d) Critical accounting estimates

The preparation of the financial statements in accordance with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.

These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial report, are disclosed in note 4.

3.	Statement of significant accounting policies

The significant accounting policies adopted in the presentation of the financial report are set out below. The accounting policies have been consistently applied to all periods presented in the financial report and by all entities comprising the consolidated entity for the purposes of the consolidated financial report, unless otherwise stated.

(a) Basis of Consolidation

Controlled entities

A controlled entity is any entity over which the parent entity has the power to govern the financial and operating policies so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. Controlled entities are included in the consolidated financial report from the date on which control is transferred to, or acquired by the parent entity, until the date control ceases.

Transactions eliminated on consolidation

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.

Minority interests in the results and equity of controlled entities that are shown separately in the consolidated income statement and balance sheet respectively.

(b) Foreign currency translation

Transaction and balances

Foreign currency transactions are translated into Australian dollars at exchange rates ruling at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at balance date are translated to Australian dollars at the rate of exchange ruling on that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

Financial statements of foreign operations

The assets and liabilities of foreign operations are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenue and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transaction. Exchange differences arising on translation are recognised directly in a separate component of equity.

(c) Revenue

Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and:

•	the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the consolidated entity;

•	the quantity and grade of the product can be determined with reasonable accuracy;

•	the product has been dispatched to the customer and is no longer under the physical control of the consolidated entity (or property in the product has earlier passed to the customer);

•	the selling price can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the consolidated entity; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue represents the gross proceeds receivable from the customer.

(d) Financing income

Financing income represents interest income which is recognised in the income statement as it accrues, using the effective interest method.

(e) Financing costs

Financing costs are calculated using the effective interest method and include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Financing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take a substantial period of time to get ready for their intended use or sale. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is the amount incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

(f) Income Tax

Income tax on profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax paid or payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in controlled entities where the parent entity is able to control the reversal of temporary differences and it is probable that the differences will not reverse in the foreseeable future. The amount of deferred tax provided is determined using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the consolidated entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions or deductibility imposed by the law.

(g) Non-derivative financial assets

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables and cash and cash equivalents. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. The classification depends on the purpose for which the financial assets were acquired or executed.

Non-derivative financial assets are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non derivative financial instruments are measured as described below.

Held to maturity investments

If the consolidated entity has the positive intent and ability to hold securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 3(o)).

Available-for-sale financial assets

The consolidated entity's investments in equity securities are classified as available-for sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (refer accounting policy 3(o), and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in equity. When an investment is de-recognised, the cumulative gain or loss in equity is transferred to profit or loss. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realise, the investment within twelve months of the reporting date.

Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the consolidated entity manages such investments and makes purchase and sale decisions based on their fair value in accordance with the consolidated entity's documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash, which are subject to an insignificant risk of changes in value and have a maturity of three months or less on the date they are acquired by the consolidated entity.

Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

Trade and other receivables

Trade and other receivables are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 3(o)).

Trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, unless their remaining contractual maturity is greater than twelve months after the reporting date in which case they are classified as non-current assets.

Derecognition of financial assets

Financial assets are derecognised when the rights to receive cash flows from the assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

(h) Inventories

Raw materials and stores, work in progress and finished goods are physically measured or estimated and valued at the lower of cost and net realisable value. Net realisable value less costs to sell is assessed annually based on the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

Cost is determined primarily on the basis of average costs. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and processing overheads.

Non-current ore stockpile is ore which is not scheduled to be processed in the twelve months after the reporting date. The consolidated entity believes the processing of these stockpiles will have a future economic benefit to the consolidated entity and accordingly values these stockpiles at the lower of cost or net realisable value.

Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, or net realisable value. Any provision for obsolescence is determined by reference to specific stock items identified.

(i) Derivatives and hedging activities

Derivative instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The consolidated entity designates certain derivatives as either:

•	Hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or

•	Hedges of the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedge).

At the inception of the hedging transaction, the consolidated entity documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is greater than twelve months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than twelve months. Trading derivatives are classified as a current asset or liability.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the ineffective portion is recognised in the income statement within other income or other expenses.

The consolidated entity did not have any fair value hedges in the period covered by this financial report.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to any ineffective portion is recognised immediately in the income statement within other income or other expenses. The group has decided not to separate out time and intrinsic value but retain one single fair value to all option derivatives and measure hedge effectiveness consistent with this.

Amounts accumulated in equity are recognised in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in other income or other expenses.

(j) Exploration and evaluation expenditure

Exploration and evaluation expenditure comprises costs that are directly attributable to researching and analysing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and/or compiling prefeasibility and feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

•	the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or

•	at the balance sheet date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

Capitalised exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not available for use, it is not depreciated. All capitalised exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered but that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the income statement.

Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the cash flow statement.

(k) Development expenditure

When proved reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as "Other Mineral Assets", and is disclosed as a component of property, plant and equipment. Development expenditure is capitalised and classified as "Other Mineral Assets". The asset is not depreciated until construction is completed and the asset is available for use.

(l) Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy 3(o)). Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, an appropriate proportion of fixed and variable overheads and capitalised borrowing costs. The cost of self-constructed assets and acquired assets include (i) the initial estimate of the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Costs incurred on property, plant and equipment subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years. Where these costs represent separate components they are accounted for as separate assets and are separately depreciated over their useful lives.

Costs incurred on property, plant and equipment which do not meet the criteria for capitalisation are expensed as incurred.

The cost of each item of property, plant and equipment is depreciated over its expected useful life reflecting the pattern in which the assets' future economic benefits are expected to be consumed. For the majority of assets this is accomplished using the unit-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Land is not depreciated.

Acquired mineral rights are capitalised and classified as "Other mineral assets" and depreciated from commencement of production. The consolidated entity's mineral leases are of sufficient duration (or convey a legal right to renew for a sufficient duration) to enable all proven and probable reserves to be mined in accordance with current production schedules.

Depreciation of property, plant and equipment

Property, plant and equipment is depreciated over its useful life, or over the remaining mine life if shorter. Residual values and useful lives are reviewed, and adjusted if appropriate at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively.

The major categories of property, plant and equipment are depreciated on a units of use and / or a straight- line basis as follows:

Units of production basis

For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.

In applying the units of production method, depreciation is normally calculated using based on estimated recoverable gold ounces contained in proved and probable ore reserves.

Straight line basis

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the remaining mine life are depreciated on a straight line basis as follows:

Plant and equipment	3 to 8.5 years
Buildings	8.5 years
Other mineral assets	3 to 8.5 years

An assets' carrying amount is written down immediately to its recoverable amount if the assets' carrying amount is greater than its estimated recoverable amount (refer accounting policy 3(o)).

Gains and losses on disposals are determined by comparing disposal proceeds with the carrying amount of the asset at the time of disposal. Gains and losses on disposal are included in the income statement.

(m) Deferred mining costs

Overburden and other mine waste materials are often removed during the initial development of a mine site in order to access the mineral deposit. This activity is referred to as development stripping. The directly attributable costs (inclusive of an allocation of relevant overhead expenditure) are capitalised as development costs. Capitalisation of development stripping costs ceases, and depreciation of those capitalised costs commences, at the time that saleable materials begin to be extracted from the mine. Depreciation of capitalised development stripping costs is determined on a unit of production basis for each separate area of interest.

Removal of waste material normally continues throughout the life of a mine. This activity is referred to as production stripping and commences at the time that saleable materials begin to be extracted from the mine. The costs of production stripping are charged to the income statement as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the ratio of waste to ore is not expected to be constant, production stripping costs are accounted for as follows:

•	All costs are initially charged to the income statement and classified as operating costs.

•	When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the stripping costs (inclusive of an allocation of relevant overhead expenditure) is capitalised.

•	In subsequent years when the ratio of waste to ore is less than the estimated life-of-mine ratio, a portion of capitalised stripping costs is charged to the income statement as operating costs.

The amount of production stripping costs capitalised or charged in a financial year is determined so that the stripping expense for the financial year reflects the estimated life-of-mine ratio. Changes to the estimated life-of-mine ratio are accounted for prospectively from the date of the change.

Capitalised development stripping costs are classified as 'Property, plant and equipment' and capitalised production stripping costs are classified as 'Other mineral assets'. These assets are considered in combination with other assets of an operation for the purpose of undertaking impairment assessments.

(n)  Impairment of assets

The carrying amount of the consolidated entity's assets, other than inventories (see accounting policy 3(i)), and deferred tax assets (see accounting policy 3(g), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, the recoverable amount is estimated at least annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Calculation of recoverable amount

The recoverable amount of the consolidated entity's receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (that is, the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Receivables are individually assessed for impairment.

The recoverable amount of other assets is the greater of their fair value, less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

An impairment loss in respect of goodwill is not reversed.

An impairment loss in respect of receivables carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised. Impairment losses recognised in the income statement on equity instruments classified as available for sale are not reversed through the income statement.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment may no longer exist and if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(o)  Non derivative financial liabilities

Trade and other payables

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity. Trade and other payables are initially measured at fair value and subsequently at amortised cost.

Interest bearing borrowings

Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

(p)  Provisions

A provision is recognised in the balance sheet when the consolidated entity has a present legal, equitable or constructive obligation as a result of a past event, and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, provisions are determined by discounting the expected future cash flows at the pre-tax rate that reflects current market assessments of the time value of money, and where appropriate, the risks specific to the activity.

Restoration and rehabilitation

A provision is raised for the restoration and rehabilitation of each mine site. Restoration and rehabilitation works can include facility decommissioning and dismantling; removal or treatment of waste materials; land rehabilitation; and site restoration. The extent of the work required and the associated costs are dependent on the relevant regulatory requirements and the consolidated entity's environmental policies.

A provision for restoration and rehabilitation is recognised at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of the mine site, the provision is increased accordingly. The provision recognised represents management's best estimate of the present value of the all future costs required to restore and rehabilitate each mine site in connection with environmental disturbances that have occurred at the reporting date.

Restoration and rehabilitation provisions are measured as the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money. Adjustments to the estimated amount and timing of future restoration and rehabilitation cash flows are possible in light of the significant judgements and estimates involved. Factors that may influence changes in the estimated cash flows include revisions to estimated reserves, resources and life of a mine site; developments in technology; regulatory requirements; changes in the estimated costs of activities including the effects of inflation and changes in exchange rates; and change in interest rates affecting the discount rate applied.

On initial recognition of a provision for restoration and rehabilitation, the corresponding cost is capitalised as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalised cost of restoration and rehabilitation activities is recognised in "Property, plant and equipment" and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognised in financial expenses in the income statement.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the consolidated entity from a contract are lower than the unavoidable costs of meeting its obligations under the contract.

(q)  Employee benefits

Wages, salaries and annual leave

Liabilities for employee benefits for wages, salaries and annual leave expected to be settled within 12 months of the year end represent present obligations resulting from employees' services provided to the reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at the reporting date including related on-costs.

Long-term service benefits

The provisions for employee entitlements to long service leave and other deferred employee benefits represent the present value of the estimated future cash outflows to be made by the consolidated entity resulting from employees' services provided up to the reporting date and include related on-costs. In determining the liability for long service leave, consideration has been given to future increases in wage and salary rates, and the consolidated entity's experience with staff departures.

Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the rates attached to national government securities at the reporting date, which most closely match the terms of maturity of the related liabilities.

(r)  Leases

Leases of property, plant and equipment where substantially all the risks and rewards of ownership are transferred to the consolidated entity, as lessee, are classified as finance leases. Finance leases are capitalised at the inception of the lease at the fair value of the leased property, or if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are recorded as a liability. Each lease payment is apportioned between the liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated in accordance with the consolidated entity's depreciation policy (refer accounting policy 3(m).

Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the consolidated entity as lessee are classified as operating leases. Payments under operating leases, net of any incentives received from the lessor) are charged to the income statement on a straight line basis over the life of the lease.

(s)  Financial guarantee contracts

Financial guarantee contracts are recognised as financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less accumulated amortisation, where appropriate.

The fair value of the guarantee is determined as the present value of the difference in the net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

Where guarantees in relation to loans or other payables of subsidiaries or associates are provided for no compensation, the fair values are accounted for as contributions and recognised as part of the cost of the investment.

(t)  Share based payments

The consolidated entity provides benefits to its directors and employees in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

Details of plans currently in place to provide these benefits are as follows:

•	the Employee Option Incentive Scheme (EOIS), which provides benefits to employees in the form of options to subscribe for shares subject to vesting periods; and

•	specific incentive arrangements for non-executive directors whereby upon achievement of a particular milestone the director will become entitled to a given number of shares or options.

The cost of these equity-settled transactions with directors and employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a binomial model.

In valuing equity-settled transactions, no account is taken of any performance conditions. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors, will ultimately vest.

This opinion is formed based on the best available information at the reporting date. No expense is recognised for awards that do not ultimately vest. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(u)  Earnings per share

The consolidated entity presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the parent entity by the weighted average number of shares outstanding during the period, adjusted for bonus elements in ordinary shares issued during the year.

Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with the dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming conversion of all dilutive potential ordinary shares.

(v)  Contributed equity

Ordinary shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the parent entity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w)  Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Balance Sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(x)  Segment Reporting

A segment is a distinguishable component of the consolidated entity that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(y)  Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at the balance sheet date.

4.	Critical accounting estimates and judgments

The preparation of the consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial report, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the results of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The consolidated entity has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the consolidated entity's properties. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analysing geological data such as drilling samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The consolidated entity is required to determine and report ore reserves under the principles incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves December 2004, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions to calculate reserves. For example, if current prices remain above long-term historical averages for an extended period of time, internal assumptions about future prices may involve the use of lower prices to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the consolidated entity's financial results and financial position in a number of ways, including the following:

•	Asset carrying values may be affected due to changes in estimated future cash flows.

•
Depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•	Overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in stripping ratios or the units of production basis of depreciation.

•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Exploration and evaluation expenditure

The consolidated entity's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure under the policy, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project is economically viable. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having commenced the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Property, plant and equipment — recoverable amount

In accordance with the consolidated entity's accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognised to the extent that carrying amount exceeds recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties, and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal. Value in use is also generally determined as the present value of the estimated future cash flows, but only those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against the income statement.

Restoration and rehabilitation

The consolidated entity's accounting policy requires the recognition of provisions for the restoration and rehabilitation of each site. The provision recognised represents management's best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible contamination and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.

Share based payments

The consolidated entity issues equity settled share based payments to employees and third parties. Such payments are measured at their fair value at the date of grant. Fair value is measured using a binomial pricing model that requires the exercise of judgement in relation to variables such as expected volatilities and dividend yields based on information available at the time the fair value is measured.

Derivative Financial Instruments

The consolidated entity uses derivative financial instruments including call and put options to partially hedge its exposure to downward movements in the price of gold. At each reporting date, the fair value of outstanding options is measured using pricing models that require the exercise of judgement in relation to variables such as expected volatilities based on information available at the reporting date. As the underlying drivers for those judgements are constantly changing, the reported derivative financial assets and liabilities are an estimate that may materially change post balance date.

Taxation

The consolidated entity's accounting policy for taxation requires management's judgement in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the balance sheet. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, restoration and rehabilitation costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised.

In such circumstances, some or all of the carrying amount of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

5.	Segment reporting

Segment information is presented in respect of the consolidated entity's business and geographical segments. The primary format, business segments, is based on the consolidated entity's management and internal reporting structure.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses. Inter-segment pricing is determined on an arm's length basis.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one period.

Business Segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

•	Mining and processing. Mining and processing activities commenced in the 2008 reporting period.

•	Mineral exploration.

	Mining and processing			Mineral exploration			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	$	$	$	$	$	$	$	$	$
Revenue
Sales to external customers	77,467,778	23,393,798	—	—	—	—	77,467,778	23,393,798	—
Intersegment sales	—	—	—	—	—	—	—	—	—
Total sales revenue	77,467,778	23,393,798	—	—	—	—	77,467,778	23,393,798	—
Other revenue	—	—	—	—	—	—	—	—	—
Total segment revenue	77,467,778	23,393,798	—	—	—	—	77,467,778	23,393,798	—
Intersegment elimination								—	—
Other revenue							327,760	533,365	1,845,894
Consolidated revenue							77,795,468	23,927,163	1,845,894

	Mining and processing			Mineral exploration			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	$	$	$	$	$	$	$	$	$
Payments for property, plant and equipment and exploration and evaluation expenditure	16,246,475	34,990,115	48,979,540	(7,914,835)	13,376,465	9,924,639
Depreciation and amortisation	18,437,429	6,391,159	—	—	1,688,715	—
Non-cash gains/(expenses) other than depreciation and amortisation	(323,446)	(183,531)	—	—	—	—
Result
Segment result	15,165,093	(951,182)	(539,206)	—	—	—	15,165,093	(951,182)	(539,206)
Intersegment elimination								—	—
Unallocated revenue less unallocated expenses							(23,391,759)	(8,587,781)	(1,341,405)
Profit before income tax							(8,226,666)	(9,538,963)	(1,880,611)
Income tax expense							—	—	—
Profit/(loss) for the year							(8,226,666)	(9,538,963)	(1,880,611)
Segment assets and liabilities
Segment assets	165,667,554	139,203,296	69,200,561	11,115,743	10,406,786	30,002,238	176,783,297	149,610,082	99,202,799
Intersegment elimination								—	—
Unallocated assets							19,101,650	5,671,398	14,381,000
Total assets							195,884,947	155,281,480	113,583,799
Segment liabilities	29,897,529	16,216,925	11,012,703	—	—	—	29,897,529	16,216,925	11,012,703
Intersegment elimination								—	—
Unallocated liabilities							15,946,954	38,364,772	575,298
Total liabilities							45,844,483	54,581,697	11,588,001

Geographical Segments

In presenting information on the basis of geographical segments, segment revenue, results and assets is based on the geographical location of the assets. The consolidated entity's geographical segments reported are Australia and Papua New Guinea.

	Australia			Papua New Guinea			Consolidated
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	$	$	$	$	$	$	$	$	$
Total external revenue	326,002	439,322	1,845,894	77,469,427	23,487,841	—	77,795,428	23,927,163	1,845,894
Total segment revenue	326,002	439,322	1,845,894	77,469,427	23,487,841	—	77,795,428	23,927,163	1,845,894
Carrying amount of segments assets	16,389,891	1,861,377	14,381,000	179,495,056	153,420,103	99,202,779	195,884,947	155,281,480	113,583,79
Payments for property,plant and equipment and exploration and evaluation expenditure	93,700	96,805	95,590	24,067,610	48,269,745	58,904,179	24,161,310	48,366,550	58,999,769

All external revenue is generated through transactions with Australian domiciled counterparties.

6.	Revenue and other income

	2009	2008	2007
	$	$	$
(a) Revenue
Gold Income	77,182,556	23,350,248	—
By products	285,112	43,550	—
	77,467,668	23,393,798	—
(b) Other income
Net gain on disposal of property, plant and equipment	52,657	30,455	—
Net gain on disposal of investments	97,270	—	—
Other	10	1,233	5,292
	149,937	31,688	5,292,
(c) Financial income
Interest received	327,760	533,365	1,845,894

7.	Cost of sales

	2009	2008	2007
	$	$	$
Cash operating costs comprise:
• employee expenses	6,223,952	2,423,708	—
• stores and other consumables	13,853,495	3,558,937	—
• fuel, power and water	11,402,866	4,642,255	—
• other	18,208,298	7,469,762	—
	49,688,611	18,094,662	—
Depreciation and amortisation charges	18,437,429	6,409,615	—
Changes in inventories and work in progress	(3,166,690)	(4,763,684)	—
	64,959,350	19,740,593	—
Royalties	1,477,299	523,581	—
	66,436,649	20,264,174	—

8.	Operating and other expenses

Profit before income tax includes the following specific expenses:
Operating lease rentals	2,999,950	2,739,279	—
Net foreign exchange losses	1,819,366	1,330,830	—
Employee benefits expense	8,040,573	4,997,000	708,747
Depreciation and Amortisation
Depreciation of plant and equipment	12,619,280	4,702,444	107,639
Amortisation of leased assets	1,565,355	—	—
Depreciation of development expenditure	4,348,844	1,833,055	—
Total depreciation and amortisation expensed	18,533,479	6,535,499	107,639
Finance expenses
Interest and finance charges on interest bearing liabilities	3,198,791	3,031,951	—
Provisions: unwinding of discount	197,556	183,531	—
	3,396,347	3,215,482	—
Amount capitalised	—	(2,025,797)	—
Finance costs expensed	3,396,347	1,189,685	—
Finance lease contingent rentals	2,216,800	—	—

9.	Income tax expense

	2009	2008	2007
	$	$	$
(a) Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax	(8,226,666)	(9,538,963)	(1,880,611)
Tax at the Australian tax rate of 30% (2008:30%, 2007:30%)	(2,467,999)	(2,861,688)	(564,183)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Non allowable items	2,849,271	2,310,566	(411,367)
Deferred tax assets not recognised	(381,272)	551,122	975,550
Income tax expense	—	—	—
Effective tax rate	0%	0%	0%
(b) Current tax liabilities
Movements in the provision for current income tax during the period were as follows:
Balance at the beginning of the year	—	—	—
Current year's income tax expense / (benefit) on loss from ordinary activities	381,272	(551,122)	(975,550)
Transfer to tax losses not brought to account	(381,272)	551,122	975,550
Balance at end of year	—	—	—

10.	Trade and other receivables

	2009	2008	2007
	$	$	$
Current
Trade receivables	562,405	1,406,302	—
Other receivables	238,089	351,771	81,277
	800,494	1,758,073	81,277

All trade and other receivables are unsecured.

The consolidated entity's exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

11.	Inventories

Current
Raw materials and stores	5,847,146	2,638,050	—
Ore stockpiles	9	286,683	—
Gold in circuit	6,685,038	3,980,808	—
Finished goods	1,737,304	496,193	—
	14,269,497	7,401,734	—

12.	Derivative financial instruments

Current assets
Options — cash flow hedges	2,025,000	314,212	—

Current liabilities
Options — cash flow hedges	10,197,958	6,972,407	—

Non current assets
Options — cash flow hedges	686,759	3,495,855	—

Non current liabilities
Options — cash flow hedges	5,748,977	18,911,174	—

The consolidated entity's exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments. Note 19 presents details of assets pledged as collateral to counterparties to the derivative financial instruments.

13.	Available for sale financial assets

	2009	2008	2007
	$	$	$
Current
Listed equity securities — at market value	—	—	474,419
Non current
Listed equity securities — at market value	348,974	1,185,074	1,447,200

Available for sale financial assets comprise investments in the ordinary issued capital of various entities. There are no fixed returns or fixed maturity dates.

During the year ended 30 June 2009 the Group recognised an impairment loss of $1,214,402 in relation to listed equity investments. These investments declined significantly in value during the period and in the view of the Directors the decline in value is not considered to be temporary.

The impairment loss has been recognised in the income statement.

The consolidated entity's exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

14.	Other assets

Current
Prepayments	166,175	523,821	—
Other	80,617	7,211	85,745
	246,792	531,032	85,745

15.	Property, plant and equipment

	Consolidated
			Other		Mine
	Land and	Plant and	mineral	Assets under	rehabilitation
	buildings	equipment	assets	construction	asset	Total
	$	$	$	$	$	$
2009
Cost
At the beginning of the financial year	7,419,480	76,264,970	50,834,589	383,588	2,401,339	137,303,966
Additions	24,639	18,304,876	7,205,878	8,793,633	—	34,329,026
Disposals	—	—	—	—	—	—
At the end of the financial year	7,444,119	94,569,846	58,040,467	9,177,221	2,401,339	171,632,992
Accumulated depreciation
At the beginning of the financial year	(352,592)	(4,476,151)	(2,326,448)	—	(114,241)	(7,269,432)
Charge for the year	(762,686)	(11,656,675)	(5,774,827)	—	(243,271)	(18,437,459)
Disposals	—	—	—	—	—	—
Impairment	—	(64,392)	—	—	—	(64,392)
At the end of the financial year	(1,115,278)	(16,197,218)	(8,101,275)	—	(357,512)	(25,771,283)
Net book value at 30 June 2009	6,328,841	78,372,628	49,939,192	9,177,221	2,043,827	145,861,709

2008
Cost
At the beginning of the financial year	—	9,608,945	—	57,613,648	2,401,339	69,623,932
Additions	145,479	552,114	—	34,292,522	—	34,990,115
Disposals	—	(281,968)	—	—	—	(281,968)
Transfers from evaluation and exploration expenditure	—	—	32,971,887	—	—	32,971,887
Transfers from /(to) assets under construction	7,274,001	66,385,879	17,862,702	(91,522,582)	—	—
At the end of the financial year	7,419,480	76,264,970	50,834,589	383,588	2,401,339	137,303,966
Accumulated depreciation
At the beginning of the financial year	—	(788,961)	—	—	—	(788,961)
Charge for the year	(352,592)	(3,742,217)	(2,326,448)	—	(114,241)	(6,535,498)
Disposals	—	55,027	—	—	—	55,027
At the end of the financial year	(352,592)	(4,476,151)	(2,326,448)	—	(114,241)	(7,269,432)
Net book value at 30 June 2008	7,066,888	71,788,819	48,508,141	383,588	2,287,098	130,034,534

	Consolidated
			Other		Mine
	Land and	Plant and	mineral	Assets under	rehabilitation
	buildings	equipment	assets	construction	asset	Total
	$	$	$	$	$	$
2007
Cost
At the beginning of the financial year	—	4,267,602	—	—	2,401,339	6,668,941
Additions	—	5,341,343	—	49,922,016	—	55,263,359
Disposals	—	—	—	—	—	—
Transfers from evaluation and exploration expenditure	—	—	—	7,691,932	—	7,691,932
Transfers from /(to) assets under construction	—	—	—	—	—	—
At the end of the financial year	—	9,608,945	—	57,613,648	2,401,339	69,623,932
Accumulated depreciation
At the beginning of the financial year	—	(681,322)	—	—	—	(681,322)
Charge for the year	—	(107,639)	—	—	—	(107,639)
Disposals	—	—	—	—	—	—
At the end of the financial year	—	(788,961)	—	—	—	(768,961)
Net book value at 30 June 2007	—	8,819,984	—	57,613,648	2,401,339	68,834,971

	2009	2008	2007
	$	$	$
(a) Leased assets

Plant and equipment includes the following amounts where the Group is a lessee under a finance lease:

Leased equipment
Cost	7,062,775	—	—
Accumulated depreciation	(1,565,355)	—	—
Net book amount	5,497,420	—	—

(b)  Non current assets pledged as security

Refer to note 19 for information on non-current assets pledged as security by Group entities

16.	Exploration and evaluation expenditure

Exploration & Evaluation Expenditure
Cost
At the beginning of the financial year	10,406,786	30,002,238	27,769,231
Additions	708,957	13,376,435	9,924,639
Transfers to property, plant and equipment	—	(32,971,887)	(7,691,632)
At the end of the financial year	11,115,743	10,406,786	30,002,238

The ultimate recoupment of capitalised exploration and evaluation expenditure is dependent on successful development and commercial exploitation, or alternatively sale of the exploration areas.

17.	Deferred tax assets and liabilities

(a)  Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

Deductible temporary differences	1,088,523	295,108	240,420
Tax losses	866,916	1,248,188	751,754
Deferred tax assets brought to account to reduce provision for deferred income tax	(616,253)	—	—
	1,339,186	1,543,296	992,174

All unrecognised deferred tax assets relate to items recognised in the income statement.

The deductible temporary differences and tax losses do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be applied.

(b)  Provision for deferred income tax

	2009	2008	2007
	$	$	$

Provision for deferred income tax comprises the estimated expense at the applicable tax rate of the following items:

Exploration and evaluation expenditure	265,235	—	—
Property, plant and equipment	351,018	—	—
Deferred tax assets brought to account to reduce provision for deferred income tax	(616,253)	—	—
	—	—	—

18.	Trade and other payables

Current
Trade payables	12,786,505	10,889,565	8,466,801
Other payables and accruals	7,896,521	3,556,821	696,339
	20,683,026	14,446,386	9,163,140

All trade and other payables are unsecured.

The consolidated entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

19.	Borrowings

Current
Bank loans — secured	—	8,561,286	—
Finance lease liabilities	2,094,483	—	—
	2,094,483	8,561,286	—
Non current
Bank loans — secured	—	2,739,755	—
Finance lease liabilities	3,845,885	—	—
	3,845,885	2,739,755	—

The secured bank loans and derivative financial instrument liabilities (refer note 12) are denominated in United States dollars and are secured by fixed and floating charge over the assets of the controlled entity that has received the loans. The parent entity had provided a guarantee in relation to these loans in the prior year but was released from its guarantee on repayment of the bank loans by the controlled entity during the 2009 financial year.

The carrying amount of assets pledged as security for current and non current borrowings that are subject to fixed charges were:

	2009	2008	2007
	$	$	$
Property, plant and equipment	138,070,287	130,034,534	—
Available for sale financial assets	—	1,185,074	—
Exploration and evaluation expenditure	—	10,406,786	—
Investments in controlled entities	—	—	—
	138,070,287	141,626,394	—

Current assets of the consolidated entity with a value of $24,329,033 that are not subject to a fixed charge are subject to a floating charge (2008: $13,655,086, 2007: $Nil).

The consolidated entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

20.	Provisions

Current
Employee entitlements	491,709	365,819	—

Non current
Rehabilitation and restoration	2,782,426	2,584,870	2,401,339
Other	—	—	23,522
	2,782,426	2,584,870	2,424,861

Movements in each class of provision during the financial year, other than employee benefits, are set out below:

Rehabilitation and restoration
Carrying amount at start of year	2,584,870	2,401,339	—
Recognition of provision	—	—	2,401,339
Accrual of discount	197,556	183,531	—
	2,782,426	2,584,870	2,401,339

Provision for rehabilitation and restoration

The provision for rehabilitation and restoration is based on the consolidated entity's environmental plans, in compliance with current environmental and regulatory requirements. The costs include obligations relating to reclamation, waste site closure, plant closure and other costs associated with the rehabilitation and restoration of mining and exploration sites. Full provision is made based on the net present value of the estimated cost of rehabilitating and restoring the environmental disturbance that has occurred up to the date of the financial report.

21.	Contributed equity

	2009	2008	2007
	$	$	$

(a) Ordinary shares	173,098,363	133,686,704	105,794,580
Movements in ordinary share capital:
Balance at beginning of financial year	133,686,704	105,794,580	87,802,197
Placement March 2007 at 32 cents	—	—	13,054,141
Placement January 2008 at 72 cents	—	10,527,728	—
Placement March 2008 at 85 cents	—	15,000,000	—
Placement March 2008 at 73 cents	—	987,042	—
Placement August 2008 at 31 cents	10,536,451	—	—
Placement February 2009 at 50 cents	30,824,500	—	—
Conversion of options	—	1,920,477	5,675,316
	175,047,655	134,229,827	106,531,654
Costs of capital raising	(1,949,292)	(543,123)	(737,074)
Balance at end of financial year	173,098,363	133,686,704	105,794,580

	2009	2008	2007
	Number of	Number of	Number of
	shares	shares	shares
(a) Ordinary shares	472,643,276	377,005,725	337,649,110
Movements in ordinary share capital:
Balance at beginning of financial year	377,005,725	337,649,110	272,022,528
Placement March 2007 at 32 cents	—	—	40,800,000
Placement January 2008 at 72 cents	—	14,621,844	—
Placement March 2008 at 85 cents	—	17,647,059	—
Placement March 2008 at 73 cents	—	1,352,112	—
Placement August 2008 at 31 cents	33,988,551	—	—
Placement February 2009 at 50 cents	61,649,000	—	—
Conversion of options	—	5,735,600	24,826,582
Balance at end of financial year	472,643,276	377,005,725	337,649,110
Ordinary shares entitle the holder to one vote per share and to participate in dividends and proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

(b)  Options

Options granted and exercised during the period, and on issue at balance date are as follows:

2009
		Exercise price of	Number of
Date options granted/exercised	Expiry date	options	options
Opening balance	Various	Various	17,333,261
2 December 2008	31 December 2010	$0.31	1,699,427
1 December 2008	31 October 2011	$0.35	15,650,000
5 December 2008	31 December 2011	$0.35	14,000,000
29 December 2008	31 October 2011	$0.35	8,000,000
Options lapsed			(10,078,261)
			46,604,427

Each option is convertible into one ordinary share in the company when exercised. Options do not participate in dividends and do not give holders voting rights.

2008

		Exercise price of	Number of
Date options granted/exercised	Expiry date	options	options
Opening balance			9,325,601
21 November 2007	31 December 2009	$0.50	640,000
21 December 2007	31 December 2008	$0.40	1,000,000
21 December 2007	31 December 2008	$0.44	1,000,000
22 December 2007	30 June 2009	$0.72	713,261
28 April 2008	31 December 2009	$0.45	4,000,000
28 April 2008	31 December 2010	$0.80	1,000,000
28 April 2008	31 December 2010	$1.00	1,000,000
28 April 2008	31 December 2010	$1.25	1,000,000
28 April 2008	31 December 2010	$1.50	1,000,000
28 April 2008	31 December 2010	$2.00	1,000,000
11 June 2008	31 December 2010	$0.80	400,000
11 June 2008	31 December 2010	$1.00	400,000
11 June 2008	31 December 2010	$1.25	400,000
11 June 2008	31 December 2010	$1.50	400,000
11 June 2008	31 December 2010	$2.00	400,000
Options lapsed			(610,001)
Options exercised			(5,735,600)
Balance at 30 June 2008			17,333,261

Each option is convertible into one ordinary share in the company when exercised. Options do not participate in dividends and do not give holders voting rights.

2007

		Exercise price of	Number of
Date options granted / exercised	Expiry date	options	options
Opening balance	30 June 2007	$0.20	30,112,183
9 th March 2007	31 December 2008	$0.50	1,250,000
9 th March 2007	31 December 2008	$0.80	750,000
23 rd April 2007	31 December 2008	$0.40	2,040,000
Options exercised in the period			(24,826,582)
Balance at 30 June 2007			9,325,601

(c)  Capital management

The primary objective of managing the consolidated entity's capital is to ensure that there is sufficient capital available to support the funding requirements of the consolidated entity, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the consolidated entity remains in a sound financial position. There were no changes to the consolidated entity's overall capital management approach during the current year.

The consolidated entity manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

22.	Reserves and accumulated losses

	2009	2008	2007
	$	$	$
Available for sale investments reserve	136,389	6,546	758,090
Hedging reserve — cash flow hedges	(8,068,638)	(22,073,514)	—
Share based payments reserve	9,776,417	5,502,877	1,912,347
Foreign currency translation reserve	(644,628)	(392,076)	22,572
	1,199,540	(16,956,167)	2,693,009
Accumulated losses	(24,257,420)	(16,030,754)	(6,491,791)
	(23,057,880)	(32,986,921)	(3,798,782)

(a)  Movements

Movements in the reserves and accumulated losses during the reporting period are presented in the Statement of Changes in Equity.

(b)  Nature and purpose of reserves

(i)  Available for sale investments revaluation reserve

Changes in the fair value and exchange differences arising on translation of investments classified as available for sale financial assets, are taken to the available for sale investment revaluation reserve, as disclosed in note 3(g). Amounts are recognised in profit or loss when the associated assets are sold or impaired.

(ii)  Hedging reserve — cash flow hedges

The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 3(i). Amounts are recognised in profit or loss when the associated hedged transaction affects profit or loss.

(iii)  Share based payments reserve

The share based payments reserve is used to recognise the fair value of options issued to employees but not exercised and the fair value of shares issued to employees.

(iv)  Foreign currency translation reserve

Exchange differences arising on translation of foreign controlled entities are taken to the foreign currency translation reserve as described in note 3(b). The reserve is recognised in profit and loss when the net investment is disposed of.

23.	Earnings per share

	2009	2008	2007
	Cents	Cents	Cents
(a) Basic loss per share	(1.92)	(2.70)	(0.70)
(b) Diluted loss per share	(1.92)	(2.70)	(0.70)

(c) Reconciliation of earnings used in calculating earnings per share

Loss from continuing operations	(8,226,666)	(9,538,963)	(1,880,611)

The potential ordinary shares represented by issued options would have no impact on the loss from continuing operations if exercised.

(d)  Weighted average number of shares used as the denominator

Weighted average number of shares used in calculation of basic earnings per share	427,904,462	353,521,502	281,210,827
Adjustment for issued option in calculation of diluted earnings per share	652,442	—	—
Weighted average number of shares used in calculation of diluted earnings per share	428,556,904	353,521,502	281,210,827

 (e)  Information concerning the classification of securities

Options issued are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the calculation of basic earnings per share. Details relating to options are set out in note 27.

24.	Auditors' remuneration

	2009	2008	2007
	$	$	$
Remuneration of the auditor of the parent entity:
Auditing or reviewing the financial report	148,911	84,736	72,514
Taxation compliance services	—	1,414	8,050
	148,911	86,150	80,564

25.	Related party transactions

(a)  Parent entity

The parent entity is Allied Gold Limited, a company incorporated and domiciled in Australia.

(b)  Controlled entities

Interests in controlled entities are set out in note 30.

(c)  Key management personnel

Disclosures relating to key management personnel are set out in note 26.

(d)  Terms and conditions

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties, except that the loans to controlled entities were non interest bearing.

Outstanding balances are unsecured and repayable in cash.

26.   Key management personnel disclosures

(a)  Details of Key Management Personnel

The key management personnel of the Allied Gold Limited Group during the period 1 July 2006 to 30 June 2009 were:

•	Mr Mark Caruso, Executive Chairman

•	Mr Gregory H Steemson, Non Executive Director

•	Mr Anthony Lowrie, Non Executive Director

•	Mr Monty House, Non Executive Director (appointed 4 March 2009)

•	Mr Frank Terranova, Chief Financial Officer (appointed 1 May 2008, appointed as director 10 December 2008)

•	Mr Richard Johnson, (resigned 3 October 2008)

•	Mr Jeffrey Moore, Non Executive Director (resigned 7 July 2008)

•	Mr Ross Hastings, Manager Resource and Development

•	Mr Peter Torre, Company Secretary

•	Mr Peter Du Plessis, Resident Manager Simberi Operations (appointed 19 August 2008)

•	Mr Albert Longo, Chief Financial Officer (until 30 April 2008)

•	Mr Bob Burban, Exploration Manager (resigned 18 March 2008)

•	Mr Fergus Hart, Resident Manager Simberi Operations (resigned 29 September 2008)

•	Mr Grant Brock, Chief Operating Officer (resigned 4 January 2008)

•	Mr Tony Bubb, Mining Manager (resigned 30 June 2009)

•	Mr Grant Brock, Chief Operating Officer (resigned 4 January 2008

 (b)  Key Management Personnel Compensation

Details of the remuneration of directors and the key management personnel of Allied Gold Limited and the Allied Gold Limited Group are set out in the following tables.

Key management personnel of the Group and other executives of the Company and the Group — year ended 30 June 2009

	Short-term
	employee		Share
	benefits —	Post	based
	Cash salary	employment	payments
Name	and fees &	benefits	(non cash)	Total
	$	$	$	$
Non-executive directors
M House	25,000	—	—	25,000
A Lowrie	74,250	—	228,451	302,701
G Steemson	74,250	—	228,451	302,701
Sub-total non — executive directors	173,500	—	456,902	630,402
Executive directors
M Caruso	360,600	—	1,198,555	1,559,155
R Johnson	137,254	10,603	—	147,857
F Terranova#	261,468	23,046	527,616	812,130
Other key management personnel
T Bubb	160,506	25,259	108,020	293,785
F Hart	170,011	9,276	—	179,287
P DuPlessis	175,291	15,776	146,700	337,767
R Hastings	200,000	18,000	312,146	530,146
P Torre	76,000	—	167,622	243,622
Sub-total executive directors and key management personnel	1,541,130	101,960	2,460,659	4,103,749
Total directors and key management personnel	1,714,630	101,960	2,917,561	4,734,151

#
F Terranova was appointed a director on 10 December 2008. Before this appointment he was the Group's Chief Financial Officer. Amounts shown above include all Mr Terranova's remuneration during the reporting period, whether as a director or as Chief Financial Officer. Amounts received in his position as director amounted to $149,676 made up of cash salary and fees of $137,763, and superannuation of $11,913.

&
Salaries, fees and benefits includes gross salary and fees, fringe benefits, professional memberships and subscriptions, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors' and Officers' Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

 Key management personnel of the Group and other executives of the Company and the Group — year ended 30 June 2008

	Short-term
	employee		Share
	benefits —	Post	based
	Cash salary	employment	payments
Name	and fees &	benefits	(non cash)	Total
	$	$	$	$
Non-executive directors
A Lowrie	72,000	—	921,080	993,080
J Moore	36,000	3,240	—	39,240
G Steemson	72,000	—	—	72,000
Sub-total non — executive directors	180,000	3,240	921,080	1,104,320
Executive directors
G Brock	147,981	155,151	—	303,132
M Caruso	392,400	—	1,521,551	1,913,951
R Johns	170,810	15,373	847,864	1,034,047
Other key management personnel
B Burban	162,949	13,152	—	176,101
F Hart *	252,012	22,680	—	274,692
R Hastings	200,866	18,078	—	218,944
A Longo	150,000	13,500	—	163,500
F Terranova	43,578	3,922	35,578	83,078
Sub-total executive directors and key management personnel	1,520,596	241,856	2,404,993	4,167,445
Total directors and key management personnel	1,700,596	245,096	3,326,073	5,271,765

&
Salaries, fees and benefits includes gross salary and fees, fringe benefits, professional memberships and subscriptions, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors' and Officers' Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

Key management personnel of the Group and other executives of the Company and the Group — year ended 30 June 2008

	Short-term
	employee		Share
	benefits —	Post	based
	Cash salary	employment	payments
Name	and fees &	benefits	(non cash)	Total
	$	$	$	$
Non-executive directors
A Lowrie	18,000	—	—	18,000
J Moore	36,000	3,240	—	39,240
G Steemson	75,106	—	—	75,106
Sub-total non — executive directors	129,106	3,240	—	132,346
Executive directors
G Brock	149,673	67,776	27,900	245,340
M Caruso	300,000	—	—	300,000
Other key management personnel
B Burban	159,997	14,399	20,375	194,771
F Hart *	240,000	21,600	20,375	281,975
R Hastings	189,134	17,022	—	206,156
A Longo	140,000	12,600	20,375	172,975
Sub-total executive directors and key management personnel	1,178,804	133,397	89,025	1,401,217
Total directors and key management personnel	1,307,910	136,628	89,025	1,533,563

 The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed remuneration			At risk - LTI
Name	2009	2008	2007	2009	2008	2007
Non-executive directors
M House	100%	—	—	—	—	—
A Lowrie	24%	7%	100%	76%	93%	—
G Steemson	24%	100%	100%	76%	—	—
J Moore	—	100%	100%	—	—	—
Executive directors
M Caruso	23%	21%	100%	77%	79%	—
R Johnson	100%	18%	—	—	82%	—
F Terranova	35%	57%	—	65%	43%	—
Other key management personnel
G Brock		100%	89%	—	—	11%
T Bubb	63%	—	—	37%	—	—
F Hart	100%	100%	93%	—	—	7%
P DuPlessis	57%	—	—	43%	—	—
R Hastings	41%	100%	100%	59%	—	—
P Torre	31%	100%	—	69%	—	—
A Longo	—	100%	88%	—	—	12%
B Burban	—	100%	90%	—	—	10%

(c)  Option holdings of key management personnel

2009

	Balance at	Granted as			Balance at	Vested and
Key Management Personnel	start of year	remuneration	Exercised	Lapsed	end of year	exercisable
G Steemson	—	2,000,000	—	—	2,000,000	1,000,000
A Lowrie	2,000,000	2,000,000	—	(2,000,000)	2,000,000	1,000,000
Mark Caruso	3,400,000	10,000,000	—	—	13,400,000	9,400,000
Peter Torre	—	2,000,000	—	—	2,000,000	1,000,000
Peter Du Plessis	—	1,000,000	—	—	1,000,000	350,000
Tony Bubb	—	750,000	—	—	750,000	250,000
Fergus Hart	500,000	—	—	(500,000)	—	—
Ross Hastings	—	3,750,000	—	—	3,750,000	1,750,000
Richard Johnson	5,000,000	—	—	(5,000,000)	—	—
Frank Terranova	2,000,000	6,250,000	—	(2,000,000)	6,250,000	3,500,000
	12,900,000	27,750,000	—	(9,500,000)	31,150,000	18,250,000

2008

	Balance at	Granted as			Balance at	Vested and
Key Management Personnel	start of year	remuneration	Exercised	Lapsed	end of year	exercisable
Mark Caruso	—	4,000,000	(600,000)	—	3,400,000	3,400,000
Grant Brock	500,000	—	—	(500,000)	—	—
Anthony Lowrie	—	2,000,000	—	—	2,000,000	2,000,000
Bob Burban	500,000	—	(250,000)	(250,000)	—	—
Fergus Hart	500,000	—	—	—	500,000	500,000
Ross Hastings	1,000,000	—	(1,000,000)	—	—	—
Albert Longo	500,000	—	—	(500,000)	—	—
Richard Johnson	—	5,000,000	—	—	5,000,000	5,000,000
Frank Terranova	—	2,000,000	—	—	2,000,000	2,000,000
	3,000,000	13,000,000	(1,850,000)	(1,250,000)	12,900,000	12,900,000

2007

	Balance at	Granted as			Balance at	Vested and
Key Management Personnel	start of year	remuneration	Exercised	Lapsed	end of year	exercisable
Mark Caruso	3,000,000	—	3,000,000	—	—	—
David Lymburn	600,000	—	600,000	—	—	—
Jeffrey Moore	2,000,000	—	2,000,000	—	—	—
Greg Steemson	1,300,000	—	1,300,000	—	—	—
Grant Brock	—	500,000	—	—	500,000	500,000
Bob Burban	—	500,000	—	—	500,000	500,000
Fergus Hart	—	500,000	—	—	500,000	500,000
Ross Hastings	1,000,000	—	—	—	1,000,000	1,000,000
Albert Longo	—	500,000	—	—	500,000	500,000
	7,900,000	2,000,000	(6,900,000)	0	3,000,000	3,000,000

(d) Shareholdings of key management personnel

2009

	Balance at	Received as	Options		Balance at
Name	start of year	remuneration	exercised	Net change other	end of year
Mark Caruso	5,577,693	—	—	2,007,500	7,585,193
Jeff Moore	800,000	—	—	(800,000)	—
M House	—	—	—	10,000	10,000
P Torre	—	—	—	20,000	20,000
Greg Steemson	1,100,000	—	—	—	1,100,000
Anthony Lowrie	1,635,460	—	—	—	1,635,460
Frank Terranova	—	—	—	1,000	1,000
Ross Hastings	300,000	—	—	—	300,000
Richard Johnson	55,000	—	—	(55,000)	—
	9,468,153	—	—	1,183,500	10,651,653

2008

	Balance at	Received as	Options		Balance at
Name	start of year	remuneration	exercised	Net change other	end of year
Mark Caruso	4,977,693	—	600,000	—	5,577,693
Jeff Moore	800,000	—	—	—	800,000
Greg Steemson	1,600,000	—	—	(500,000)	1,100,000
Anthony Lowrie	1,635,460	—	—	—	1,635,460
Bob Burban	—	—	250,000	(250,000)	—
Ross Hastings	300,000	—	—	—	300,000
Albert Longo	2,000	—	—	(2,000)	—
Richard Johnson	—	—	—	55,000	55,000
	9,315,153	—	850,000	(697,000)	9,468,153

2007

	Balance at	Received as	Options		Balance at
Name	start of year	remuneration	exercised	Net change other	end of year
Mark Caruso	694,168	—	3,000,000	1,283,525	4,977,693
Jeff Moore	—	—	2,000,000	(1,200,000)	800,000
Greg Steemson	300,000	—	1,300,000	—	1,600,000
Anthony Lowrie	—	—	—	1,635,460	1,635,460
Ross Hastings	300,000	—	—	—	300,000
Albert Longo	—	—	—	2,000	2,000
	1,294,168	—	6,300,000	1,720,985	9,315,153

All equity transactions with key management personnel, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the consolidated entity would have adopted if dealing at arm's length.

(e)  Contracts for services of key management personnel

There were formal service agreements with directors and key management personnel. On appointment to the Board, all non-executive directors enter into a service agreement with the relevant group company, in the form of a letter of appointment. The letter summarises the Board policies and terms, including compensation, relevant to the office of director.

Remuneration and other terms of employment for the Managing Director, Chief Financial Officer and other key management personnel are also formalised in contracts of employment. Some of these agreements provide for the provision of performance related bonuses as well as participation in the Employee Share Option Scheme. Other major provisions of the agreements relating to remuneration are set out below.

All contracts with executives may be terminated by either party giving relevant notice.

MV Caruso, Executive Chairman

•	No fixed term.

•	Base remuneration of $350,000 per annum inclusive of superannuation effective from 6 October 2008.

•
Entitled to an annual bonus of no more than 30% of base remuneration if key performance indicators set by the Board on an annual basis are achieved. No key performance indicators were established for the year ended 30 June 2009 and as such there was no entitlement to a bonus under this provision of the service agreement.

•	Four weeks notice of termination by Company. In the event that appointment is terminated by the Company, entitled to twelve month's base remuneration plus any amount payable in lieu of notice.

•	Eight weeks notice of termination by Executive. In the event that appointment is terminated by Executive, entitled to three month's base remuneration plus any amount payable in lieu of notice.

•	Granted 4,750,000 Tranche A options, 2,250,000 Tranche B options and 3,000,000 Tranche C options on the terms set out in Part D of this Remuneration Report.

G Steemson, Non Executive Director

•	No fixed term.

•	Total fixed remuneration of $75,000 per annum for services as a non executive director.

•	Annual retainer of $45,000 for geological consulting services.

•	Four weeks notice of termination.

•	Granted 1,000,000 Tranche A options, 500,000 Tranche B options and 500,000 Tranche C options on the terms set out in Part D of this Remuneration Report.

A Lowrie, Non Executive Director

•	No fixed term.

•	Total fixed remuneration of $75,000 per annum for services as a non executive director.

•	Four weeks notice of termination.

•	Granted 1,000,000 Tranche A options, 500,000 Tranche B options and 500,000 Tranche C options on the terms set out in Part D of this Remuneration Report.

M House, Non Executive Director

•	No fixed term.

•	Total fixed remuneration of $75,000 per annum for services as a non executive director.

•	Four weeks notice of termination.

P Torre, Company Secretary

•	Three year term commencing 6 October 2008.

•	Total fixed remuneration of $84,000 per annum.

•	Three months notice of termination by Company. In the event that appointment is terminated by the Company, entitled to the lesser of three month's base remuneration or balance of contract term.

•	Three months notice of termination by Executive. In the event that appointment is terminated by Executive, entitled to three month's base remuneration plus any amount payable in lieu of notice.

•	Granted 1,000,000 Tranche A options, 500,000 Tranche B options and 500,000 Tranche C options on the terms set out in Part D of this Remuneration Report.

F Terranova, Chief Financial Officer

•	No fixed term.

•
Entitled to an annual bonus not exceeding 30% of base payments dependent on achievement of specific objectives as determined by the Chief Executive Officer commencing the financial year ending 30 June 2009. No key performance indicators were established for the year ended 30 June 2009 and as such there was no entitlement to a bonus under this provision of the service agreement.

•	Eight weeks notice of termination. On termination by the Company entitled to termination pay of twelve months total fixed remuneration.

•	Total fixed remuneration of $285,000, inclusive of superannuation.

R Hastings, General Manager Resource and Development

•	Total fixed remuneration of $218,000 inclusive of superannuation.

•	Entitled to four week's pay on termination by the company or by the executive.

P DuPlessis, Resident Manager Simberi Operation

•	Base salary, exclusive of superannuation, was $220,000 per annum.

•	Entitled to a performance bonus of $22,000 gross based upon the satisfaction of achieving quarterly key performance indicators ("KPI's"). The KPI's are as follows:

(a)	Average cost of gold per ounce sold for the Quarter is AUD $600 or less, as calculated by the Chief Financial Officer

(b)	The total gold shipped per quarter is a minimum of 21,000 ounces.

•	In the event the company terminates the employment, payment of three month's salary will be paid.

R Johnson, Chief Executive officer and Managing Director (appointed 1 January 2008, resigned 3 October 2008)

•	Fixed term of 3 years commencing 1 January 2008.

•	Total fixed remuneration of $380,000, inclusive of superannuation, reviewed annually by Board of Directors.

•
Issued with 5 million options on appointment. The options are in five parcels of one million options exercisable at $0.80, $1.00, $1.25, $1.50 and $2.00 respectively. All options expire on 31 December 2010.

•
Entitled to a performance bonus based upon the satisfaction of certain key performance indicators ("KPI's"). No key performance indicators were established for the year ended 30 June 2009 and as such there was no entitlement to a bonus under this provision of the service agreement.

•
Four weeks notice of termination. On termination by the Company entitled to payment of base salary that would have been payable had the full term of the contract been carried out. In the event of the position being made redundant following a takeover of the Company and the term to expiry of the employment contract is less than one year, then entitled to a minimum of 1 times base salary and entitlements at the time of the takeover.

B Burban, General Manager Exploration (resigned 18 March 2008)

•	Base salary, exclusive of superannuation, was $160,000 per annum.

G Brock, Chief Operating Officer and Director (resigned 4 January 2008)

•	Base salary exclusive of superannuation was $285,000 per annum.

A Longo, Chief Financial Officer (until 30 April 2008)

•	Base salary, exclusive of superannuation, was $150,000 per annum.

F Hart, General Manager Simberi Gold Company (resigned 29 September 2008)

•	Total fixed remuneration of $252,000 inclusive of superannuation, subject to periodic review.

•	Entitled to four week's pay on termination

T Bubb, Mining Manager (resigned 30 June 2009)

•	Base salary, exclusive of superannuation, was $195,800 per annum.

(f)	Loans to key management personnel

There were no loans to key management personnel during the period 1 July 2006 to 30 June 2009..

(g)	Finance leases

During the financial year the terms of conditions of agreements entered into with Minesite Constructions, a company in which Mark Caruso is a shareholder and director, for the hire of mining equipment in a prior financial year were modified resulting in the classification those agreements being changed from operating leases to finance leases from the time that the modified terms came into effect.

The carrying amount as at the reporting date of various mining equipment subject to finance leases with Minesite Constructions was $3,249,717 (2008: $nil, 2007: $nil). Under the terms of the leases, the Group has the option to acquire the leased assets for their agreed fair value on expiry of the leases.

The leases also provide for the payment of contingent rentals determined on the basis of a fixed charge per machine hour. The total value of contingent rentals paid during the reporting period was $2,216,800 (2008: $nil, 2007:$nil).

The leases expire in October 2011.

	2009	2008	2007
	$	$	$
Commitments in relation to finance leases with key management personnel are payable as follows:
Within one year	3,325,200	—	—
Later than one but not later than five years	4,156,500	—	—
Minimum lease payments	7,481,700	—	—
Future finance charges	3,641,886	—	—
Recognised as a liability	3,839,814	—	—
Representing lease liabilities:
Current	1,063,713	—	—
Non-current	2,776,101	—	—
	3,839,814	—	—
Finance charges included in the income statement as finance expenses	2,043,900	—	—

(h)	Other transactions and balances with key management personnel

Mineral Commodities Limited a company in which Mr Mark Caruso is a Director and Shareholder provided the Company with services including accounting, clerical, secretarial and fully serviced office accommodation. The total amount charged was $26,308 (2008: $26,308, 2007:$86,168).

Aggregate amounts of each of the above types of other transactions with key management personnel of the consolidated entity:

Amounts recognised as expense
Purchase of goods and services	646,384	763,098	86,168
Hire of mining equipment	1,648,760	2,588,360	1,245,183
Amounts recognised as property, plant and equipment
Construction of processing plant	573,333	276,103	—
Amounts recognised as capitalised exploration and evaluation or development expenses
Geological consulting services	78,962	73,982	—

Aggregate amounts payable to key management personnel of the consolidated entity at balance date relating to the above types of other transactions:

Current liabilities	1,127,674	892,272	—

27.	SHARE BASED PAYMENTS

(a)	Employee and directors options

The Allied Gold Limited employee option plan was re-approved by shareholders at the Annual General Meeting on 28 November 2008. The plan is designed to provide long term incentives for senior employees (including directors) to deliver long term shareholder returns. All full time employees, part time employees and consultants to the consolidated entity are eligible to participate in the plan at the absolute discretion of the Board. Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board. The options hold no voting rights, do not participate in dividends and are not transferable. All options granted are exercisable in exchange for one ordinary share in the parent entity for every option held.

Set out below are summaries of options granted under the plan:

	2009	2008	2007
	Number of	Number of	Number of
	options	options	options
Outstanding at the beginning of the year	14,020,000	3,000,000	7,900,000
Granted	37,650,000	13,640,000	2,000,000
Lapsed	(6,765,000)	(750,000)	—
Exercised	—	(1,870,000)	(6,900,000)
Vested and exercisable at end of year	44,905,000	14,020,000	3,000,000

The weighted average share price at the date of exercise of options exercised during the year ended 30 June 2009 was $nil (2008: $0.83, 2007:$0.28)).

Fair value of options granted

The fair value of options at grant date is independently determined using a binomial pricing model that takes into account the exercise prices, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

 The model inputs for options granted during the year ended 30 June 2009 included:

Employee options issued 1 December 2008
	Tranche A	Tranche B	Tranche C
	options	options	options
Fair value at grant date	$0.0924	$0.0924	$0.0858
Exercise price	$0.35	$0.35	$0.35
Grant date	1/12/2008	1/12/2008	1/12/2008
Expiry date	31/10/2011	31/10/2011	31/10/2011
Share price at grant date	$0.27	$0.27	$0.27
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	3.27%	3.27%	3.27%
Discount applied in relation to vesting conditions	0%	30%	0%

Director options issued 5 December 2008

	Tranche A	Tranche B	Tranche C
	options	options	options
Fair value at grant date	$0.097	$0.097	$0.0905
Exercise price	$0.35	$0.35	$0.35
Grant date	5/12/2008	5/12/2008	5/12/2008
Expiry date	30/11/2011	30/11/2011	30/11/2011
Share price at grant date	$0.275	$0.275	$0.275
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	3.24%	3.24%	3.24%
Discount applied in relation to vesting conditions	0%	30%	0%

Employee options issued 29 December 2008

	Tranche A	Tranche B	Tranche C
	options	options	options
Fair value at grant date	$0.2009	$0.2009	$0.195
Exercise price	$0.35	$0.35	$0.35
Grant date	29/12/2008	29/12/2008	29/12/2008
Expiry date	31/10/2011	31/10/2011	31/10/2011
Share price at grant date	$0.425	$0.425	$0.425
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	2.95%	2.95%	2.95%
Discount applied in relation to vesting conditions	0%	30%	0%

The terms of each Tranche of options are summarised below:

Tranche A — vest on grant date.

Tranche B — vest upon the 100,000  th ounce of gold production between 1 October 2008 and 31 December 2009. Upon production of 75,000 ounces within that timeframe, the Directors have the discretion to require the holder to exercise 50% of the Tranche B options in which case the holder will forego the balance of the options.

Tranche C — vest when the weighted average price of Allied shares is greater than 70 cents for five consecutive days.

The model inputs for options granted during the year ended 30 June 2008 included:

	Director	Employee	Director	Employee
	options	options	options	options
Exercise price	$0.40 - $0.44	$0.50 $	$0.45 - 2.00	$0.80 - $2.00
Grant date	21/12/2007	21/11/2007	28/3/2008	11/6/2008
			31/12/2008 and
Expiry date	31/12/2008	31/10/2009	31/12/2010	31/12/2010
Share price at grant date	$0.72	$0.75 $	0.75	$0.65
Expected price volatility of shares	70%	70%	50%	50%
Expected dividend yield	0%	0%	0%	0%
Risk free interest rate	6.35%	6.35%	6.31%	8.11%

The model inputs for options granted during the year ended 30 June 2007 included:

	Director options	Employee options
Exercise price	$0.30 to $0.40	$0.50 to $0.80
Grant date	30 November 2005	1 March 2007
Expiry date	30 June 2007	31 December 2008
Share price at grant date	$0.415	$0.32
Expected price volatility of shares	55%	60%
Expected dividend yield	0%	0%
Risk free interest rate	5.26%	6.15%

(b)	Expenses arising from share based payment transactions

Included under employee benefits expense in the income statement was $4,130,120 (2008 $3,590,530,2007:$89,025), and relates, in full, to equity-settled share-based payment transactions.

2009	2008	2007
$	$	$

28.	(a)	Cash and cash equivalents
Cash assets	20,529,979	154,180	12,657,949

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

(b)	Reconciliation of cash flows from operations with loss after tax

Loss after income tax	(8,226,666)	(9,538,963)	(1,880,661)
Depreciation and amortisation	18,533,479	6,535,499	107,639
Provision — employee entitlements	125,890	—	80,415
Unrealised foreign exchange adjustments	(806,601)	(3,092,637)
Share-based payments	4,130,120	3,590,530	89,025
Unwinding of environmental discount	197,556	183,531
Interest on finance leases	2,266,409	—
Foreign exchange losses on borrowings	2,155,392	—
Impairment of available for sale assets	1,214,402	—
Proceeds from sale of derivatives	5,122,882	—
Other	(204,443)	—	(823,966)
Changes in assets and liabilities during the year:
Increase (decrease) in payables and receivables	(2,945,220)	2,039,420	638,991
Net cash used in operations	21,563,200	(282,620)	(1,788,507)

(c)	Non cash investing and financing activities

Increase in capital accruals	4,000,000	—	—
Property, plant and equipment acquired under finance leases	7,062,775	—	—
Equity settled evaluation and exploration expenditure	—	987,042	—
Equity settled costs of raising equity capital	143,240	286,350	—

29.	Financial instruments

In the normal course of its operations, the consolidated entity is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. In order to manage these risks, the consolidated entity may enter into transactions which make use of both on and off balance sheet derivatives. The consolidated entity does not acquire, hold or issue derivatives for trading purposes.

The consolidated entity's management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by:

•	Safeguarding the consolidated entity's core earnings stream from its major asset through the effective control and management of financial risk.

•	Effective and efficient usage of credit facilities through the adoption of reliable liquidity management planning and procedures.

•	Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

The Executive Committee is responsible for the management of the consolidated entity's financial risks within Board approved directives.

The consolidated entity held the following financial instruments:

	2009	2008	2007
	$	$	$
Financial assets
Cash and cash equivalents	20,529,979	154,810	12,657,949
Trade and other receivables	677,183	1,758,073	81,277
Securities available for sale	348,974	1,185,074	1,921,619
Derivative assets	2,711,759	3,810,067	—
	24,267,895	6,908,024	14,660,845
Financial liabilities
Trade and other payables	18,133,857	14,446,386	9,163,140
Borrowings	5,940,368	11,301,041	—
Derivative liabilities	15,946,935	25,883,581	—
	40,021,160	51,631,008	9,163,140

(a)	Market risk

(i)	Gold price risk

Gold price risk is the risk that fluctuations in the price of gold will have an adverse effect on current or future earnings. The consolidated entity may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the consolidated entity enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses, repayments due under the consolidated entity's financing facilities and sustaining capital. The majority of the consolidated entity's forecast production is unhedged, allowing it to take advantage of increases in gold prices.

Call and put options are used by the consolidated entity to manage the gold price risk. As the consolidated entity does not enter into financial instruments for trading purposes, the risks inherent in the financial instruments used are offset by the underlying risk being hedged. The consolidated entity ensures that the level of hedge cover does not exceed the anticipated sales in future periods, that the term of the financial instruments does not exceed the mine life and that no basis risk exists.

The marked to market value of all derivatives making up the hedge position as at 30 June 2009 was a net loss of $13,235,176 (2008: $22,073,514; 2007: $nil) based on a gold price of US$944.60 and an AUS/USD exchange rate of $0.807.

The consolidated entity had the following net forward pricing commitments outstanding against future production:

2009
	Less than		1 to 2		2 to 3	3 to 4
	1 year		years		years	years	Total
Put options (US Dollar/Gold)
Amount (ounces)		39,748		20,154	—	—		59,902
US$/oz	US$	700	US$	700	—	—	US$	700
Call options (US Dollar/Gold)
Amount (ounces)		34,429		20,154	—	—		54,583
US$/oz	US$	700	US$	700	—	—	US$	700

2008
	Less than		1 to 2		2 to 3		3 to 4
	1 year		years		years		years		Total
Put options (US Dollar/Gold)
Amount (ounces)		45,442		39,748		37,934		18,180		141,304
US$/oz	US$	700	US$	700	US$	700	US$	700	US$	700
Call options (US Dollar/Gold)
Amount (ounces)		27,270		23,850		22,754		10,908		84,782
US$/oz	US$	700	US$	700	US$	700	US$	700	US$	700

Based on the financial instruments held by the consolidated entity as at 30 June 2009, had the United States dollar gold price weakened/strengthened by 10% with all other variables held constant, equity would have been $2,803,043 higher/lower and the consolidated loss 1,868,696 higher/lower (2008: consolidated equity $8,918,000 higher/$8,628,152, 2007:$nil ) as a result of gains and losses under the gold price hedging instruments as detailed in the above table. In the current period variations in the gold price impact consolidated loss after tax due to some of the entity's options being classified as ineffective for hedge accounting purposes following a restructuring of the entity's hedge book during the period.

(ii) Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the consolidated entity's functional currency. The consolidated entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina and the United States Dollar. No programs for hedging foreign exchange risk were implemented by the consolidated entity in the 2009, 2008 or 2007 financial years.

Consolidated entity

The consolidated entity's exposure to foreign currency risk at the reporting date was as follows:

	30 June 2009		30 June 2008		30 June 2007
	USD	Kina	USD	Kina	USD	Kina
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	3,928,292	554,906	(173,408)	105,567	—	124,273
Trade and other receivables	558,351	117,872	1,406,302	—	—
Derivative assets	2,711,759	—	3,810,067	—	—
	7,198,402	672,778	5,042,961	105,567	—	124,273
Financial liabilities
Trade and other payables	1,920,071	9,356,717	—	825,704	48,588	2,162,285
Borrowings	—	2,100,554	11,301,041	—	—	—
Derivative liabilities	15,946,935	—	25,883,581	—	—	—
	17,867,006	11,457,271	37,184,622	825,704	48,588	2,162,285

Based on the financial instruments held by the consolidated entity as at the reporting date, the sensitivity of consolidated entity's profit after tax for the year and equity at the reporting date to movements in the Australian dollar to US dollar and Australian dollar to PNG Kina exchange rates was:

•
Had the Australian dollar weakened / strengthened by 5% against the US dollar with all other variables remaining constant, the consolidated entity's profit after tax would have been $128,328 lower / higher (2008: $503,407 lower / higher, 2007:$23,108 higher / lower) and equity would have been $661,758 lower / higher (2008: $1,103,676, 2007:$nil).

•
Had the Australian dollar weakened / strengthened by 5% against the PNG Kina with all other variables remaining constant, the consolidated entity's profit after tax would have been $539,225 lower / higher (2008: $36,007 lower / higher, 2007:$101,901 lower / higher).

(iii)	Interest rate risk

The consolidated entity's main interest rate risk arises from variable rate borrowings that expose the consolidated entity to interest rate risk. No hedging programs were implemented by the consolidated entity to manage interest rate risk during the 2009, 2008 or reporting periods.

Consolidated entity

As at the reporting date, the consolidated entity had the following exposures to interest rate risk:

	30 June 2009		30 June 2008		30 June 2007
	Weighted average		Weighted average		Weighted average
	interest rate	Balance	Interest rate	Balance	Interest rate	Balance
	%	$	%	$	$	$
Financial assets
Cash and cash equivalents	3.5%	20,529,979	2.71%	154,180	6.2%	12,657,949
Financial liabilities
Borrowings	17.5%	5,940,368	5.8%	11,301,041	—	—

All interest rates were floating rates.     Interest rates on the borrowings are repriced quarterly.

At 30 June 2009, if interest rates had changed by +/- 50 basis points from the year end rates per the above table with all other variables held constant, profit for the year would have been $132,352 lower/higher (2008: change of +/- 50 basis points — $55,734 higher/lower, 2007: change of +/- 50 basis points $63,920 higher/lower)).

All interest rates were floating rates.

(iv)	Equity price risk

The consolidated entity is exposed to equity securities price risk arising from investments classified on the balance sheet as available for sale. Investments in equity securities are approved by the Board on a case-by-case basis.

The majority of the consolidated entity's available for sale equity investments are in junior resource companies listed on the ASX and are included in the S&P/ASX All Ordinaries Gold index.

At 30 June 2009, if the index had changed by +/- 5% from its year end level with all other variables held constant, consolidated entity equity at 30 June 2009 would have been $17,400 higher/lower (2008: change of +/- 5% — $59,285 lower/higher, 2007: change of +/- 5% $72,360 higher/lower).

(b)	Credit risk

Credit risk is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the consolidated entity. Credit risk is managed at the consolidated entity level. The consolidated entity does not generally obtain collateral or other security to support financial instruments subject to credit risk, but adopts a policy of only dealing with credit worthy counterparties. Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days.

Counterparty risk under derivative financial instruments is to two reputable banking institutions.

All cash balances are on deposit with the banking institutions that are members of a highly rated major Australian banking group.

The carrying amount of financial assets recorded in the financial statements represents the consolidated entity's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(c)	Liquidity risk

The consolidated entity's liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The consolidated entity manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the consolidated entity has the ability to access required funding.

The tables below analyse the consolidated entity's and the parent entity's financial liabilities, net settled derivative financial instruments into relevant maturity groupings based on the remaining period to contractual maturity at the reporting date:

Consolidated entity as at 30 June 2009

	Less than 6	6 to 12	Between 1	Between 2		Carrying
	months	months	and 2 years	and 5 years	Total	amount
	$	$	$	$	$	$
Non derivatives
Trade and other payables	18,133,857	—	—	—	18,133,857	18,133,157
Borrowings	2,279,800	2,279,800	1,290,337	90,431	5,940,368	5,940,368
Total non derivatives	20,413,657	2,279,800	1,290,337	90,431	24,074,225	24,074,225
Derivatives
Net settled — outflows	4,656,493	5,778,864	6,108,635	—	16,543,992	15,946,935
Total derivatives	4,656,493	5,778,864	6,108,635	—	16,543,992	15,946,936

Consolidated entity as at 30 June 2008

	Less than 6	6 to 12	Between 1	Between 2		Carrying
	months	months	and 2 years	and 5 years	Total	amount
	$	$	$	$	$	$
Non derivatives
Trade and other payables	14,446,386	—	—	—	14,446,386	14,446,386
Borrowings	6,473,168	2,088,118	2,739,755	—	11,301,041	11,301,041
Total non derivatives	20,919,554	2,088,118	2,739,755	—	25,747,427	25,747,427
Derivatives
Net settled — outflows	3,391,107	3,093,850	5,671,661	8,007,386	20,164,004	22,073,514
Total derivatives	3,391,107	3,093,850	5,671,661	8,007,386	20,164,004	22,073,514

Consolidated entity as at 30 June 2007

	Less than 6	6 to 12	Between 1	Between 2		Carrying
	months	months	and 2 years	and 5 years	Total	amount
	$	$	$	$	$	$
Non derivatives
Trade and other payables	8,466,801	—	—	—	8,466,801	8,466,801
Total non derivatives	8,466,801	—	—	—	8,466,801	8,466,801

(d) Fair value estimation

The fair value of cash and cash equivalents, trade and other receivables and trade and other payables is considered to be a reasonable approximation of their fair value due to their short term nature.

Other financial assets and other financial liabilities represent unrealised gains and losses under derivative financial instruments. Those unrealised gains and losses represent the fair value of commodity contract derivative financial instruments estimated based upon relevant market information at the reporting date.

The fair value of borrowings as at the reporting date is considered to be a reasonable approximation of their fair value as the interest rate on those borrowings is variable and was repriced on the reporting date.

Available for sale financial assets are carried at fair value.

30.	Particulars in relation to subsidiaries

	Place of	Ownership interest
	Incorporation	2009	2008	2007
		%	%	%
Parent Entity
Allied Gold Limited	Australia	—	—	—
Controlled Entities
Aretrend Pty Ltd	Australia	100	100	100
Advance R & D Pty Ltd	Australia	100	100	100
Nord Pacific Ltd, (i) and its controlled entities;	Canada	100	100	100
Simberi Gold Company Limited (ii)	PNG	100	100	100
Nord Australex Nominees (PNG) Ltd (iii)	PNG	100	100	100
Nord Australex Nominees Pty Ltd (iv)	Australia	100	100	100
Hicor Corporation (iv)	United States	100	100	100
Compania Minera Nord Pacific de Mexico, S.A. de C.V.(v)	Mexico	100	100	100
Allied Tabar Exploration Pty Ltd (vi)	Australia	100	100	100
Tabar Exploration Company Ltd (vii)	PNG	100	100	100

(i)	Nord Pacific Limited and its wholly owned entities were acquired on 24 September 2004 and results of their activities are included from this date. Nord Pacific Limited was solely a holding company.

(ii)	Simberi Gold Company Limited is the owner of Mining Licence 136 on the Tabar Islands.

(iii)	Nord Australex Nominees (PNG) Limited is the owner of Exploration Licence 609 on the Tabar Islands.

(iv)	These companies were de-registered in the year.

(v)	Compania Minera Nord Pacific de Mexico is the owner of the Mapimi prospect.

(vi)	Allied Tabar Exploration registered 25 May 2006.

(vii)	Tabar Exploration Company Ltd (PNG) registered 23 May 2006.

The fair value of the controlled entities cannot be reliably measured as variability in the range of reasonable fair value estimates is significant. As a result, all controlled entities are reflected at cost. Management has determined that the estimate of total consolidated fair values for the controlled entities would be in excess of the carrying amount.

31.	Commitments and contingent liabilities

(a)	Lease commitments — Consolidated entity as lessee

Non-cancellable operating leases

The consolidated entity leases office premises and various plant and machinery under non-cancellable operating leases expiring within 1 to 5 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

	2009	2008	2007
	$	$	$
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Within one year	2,129,368	3,201,727	155,203
Later than one year but not later than five years	2,129,368	4,450,026	289,080
Later than five years	—	—	—
	4,258,736	7,651,753	444,283

Finance leases

	2009	2008	2007
	$	$	$
Commitments in relation to finance leases are payable as follows:
Within one year	4,559,600	—	—
Later than one but not later than five years	5,320,408	—	—
Minimum lease payments	9,880,008
Future finance charges	3,939,640	—	—
Recognised as a liability	5,940,368	—	—
Representing lease liabilities:		—	—
Current	2,094,483	—	—
Non-current	3,845,885	—	—
	5,940,368	—	—
Finance charges included in the income statement as financing costs	2,266,410	—	—

(b)	Exploration & Development costs — Commitments for Expenditure.

In order to proceed with the development of the Simberi Project and to maintain current rights of tenure to Australian and PNG exploration tenements, the Company and Economic entity is required to outlay $900,900 over the next financial year (2008: $900,900). Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when application for a mining licence is made and have not been provided for in the accounts. These obligations are not provided for in the financial statements.

(c)	Capital commitments

Capital expenditure contracted for at the reporting date but not recognised in liabilities is as follows:

	2009	2008	2007
	$	$	$
Capital expenditure for Simberi Oxide processing plant	1,412,811	—	16,237,263
Capital expenditure for Sulphide pre-feasibility study	644,760	—	—

(d)	Hedging commitments

As disclosed in note 29, a controlled entity has entered into commitments under a program for hedging its exposure to gold price risk. Details relating to these commitments are disclosed in note 29.

(e)	Remuneration commitments

The parent entity has commitments under a fixed term remuneration contract with a key management person	—	962,500	—

(f)	Contingent liabilities

Executives of the consolidated entity will be entitled to compensation for past services if their employment is terminated by the consolidated entity other than for specific reasons as outlined in their employment contracts. This amounts to:	656,000	285,000	—

32.	Impact of reconciliation between Australian equivalents to International Financial Reporting Standards ("A-IFRS" and Canadian GAAP.

There are no material differences to disclose between the Income Statements, Balance Sheets and Cash Flow Statements presented under A-IFRS and Canadian GAAP.

ANNEX B

ALLIED GOLD LIMITED
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
OF THE COMBINED COMPANY

ALLIED GOLD LIMITED

PRO FORMA CONSOLIDATED INCOME STATEMENT
(unaudited)

		Australian
	Allied Gold	Solomons
	Limited	Gold Limited
	12 months	12 months
	ended	ended	Consolidation
	June 30, 2009	June 30, 2009	Adjustments	Consolidated
	$	$	$	$
Revenue	77,467,668	—	—	77,467,668
Cost of sales	(66,436,649)	—	—	(66,436,649)
Gross profit	11,031,019	—	—	11,031,019
Unrealised losses on derivatives	(21,828)	—	—	(21,828)
Corporate expenses	(7,545,907)	(1,909,503)	—	(9,455,410)
Share based remuneration	(4,130,120)	—	—	(4,130,120)
Impairment of available for sale assets	(1,214,402)	(27,517,000)	—	(28,731,402)
Other expenses	(3,426,778)	(1,060,688)	—	(4,487,466)
Other income	149,937	27,212,687	—	27,362,624
Financial income	327,760	200,777	—	528,537
Financial expenses	(3,396,347)	(12,666,833)	—	(16,063,180)
Profit / (Loss) before tax	(8,226,666)	(15,740,560)	—	(23,967,226)
Income tax benefit/(expense)	—	—	—	—
Profit / (Loss) after tax attributable to members of the parent entity	(8,226,666)	(15,740,560)	—	(23,967,226)

ALLIED GOLD LIMITED

PRO FORMA CONSOLIDATED BALANCE SHEET
(unaudited)

		Australian	Australian
	Allied Gold	Solomons	Solomons
	Limited	Gold Limited	Gold
	as at	as at	equity raising	Consolidation
	June 30, 2009	June 30, 2009	July 14, 2009	Adjustments	Consolidated
	$	$	$	$	$

	CURRENT ASSETS

Cash and cash equivalents	20,529,979	2,567,242	8,567,931	(2,000,000)	29,665,152
Trade and other receivables	800,494	542,367	—	—	1,342,861
Inventories	14,269,497	18,378	—	—	14,287,875
Derivative financial instruments	2,025,000	—	—	—	2,025,000
Other assets	246,792	—	—	—	246,792
Total Current Assets	37,871,762	3,127,987	8,567,931	(2,000,000)	47,567,680

	NON-CURRENT ASSETS

Derivative financial instruments	686,759	—	—	—	686,759
Available for sale financial assets	348,974	—	—	—	348,974
Property, plant and equipment	145,861,709	4,824,120	—	—	150,685,829
Exploration and evaluation expenditure	11,115,743	66,649,951	—	(20,336,816)	57,428,878
Total Non-Current Assets	158,013,185	71,474,071	—	(20,336,816)	209,150,440
Total Assets	195,884,947	74,602,058	8,567,931	(22,336,816)	256,718,121

	CURRENT LIABILITIES

Trade and other payables	20,683,026	1,294,272	—	—	21,977,298
Borrowings	2,094,483	—	—	—	2,094,483
Derivative financial instruments	10,197,958	—	—	—	10,197,958
Provisions	491,709	141,889	—	—	633,598
Total Current Liabilities	33,467,176	1,436,161	—	—	34,903,337

	NON-CURRENT LIABILITIES

Borrowings	3,845,885	—	—	—	3,845,885
Derivative financial instruments	5,748,977	—	—	—	5,748,977
Provisions	2,782,426	5,135,367	—	—	7,917,793
Total Non-Current Liabilities	12,377,288	5,135,367	—	—	17,512,655
Total Liabilities	45,844,464	6,571,528	—	—	52,415,992
NET ASSETS	150,040,483	68,030,530	8,567,931	(22,336,816)	204,302,129

	EQUITY

Contributed equity	173,098,363	92,376,481	8,567,931	(44,682,767)	229,360,009
Reserves	1,199,540	2,314,362	—	(2,314,362)	1,199,540
Accumulated losses	(24,257,420)	(26,660,313)	—	24,660,313	(26,257,420)
TOTAL EQUITY	150,040,483	68,030,530	8,567,931	(22,336,816)	204,302,129

ALLIED GOLD LIMITED

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Basis of presentation

1.
The unaudited pro forma consolidated balance sheet of Allied Gold Limited ("Allied Gold" or "the Company") as at June 30, 2009 and unaudited pro forma consolidated profit statement for the 12 month period ended June 30, 2009 have been prepared by the management of Allied Gold in accordance with Australian equivalents to International Financial Reporting Standards ("AIFRS") for illustrative purposes only, to show the effect of the Allied Gold offer to purchase all of the outstanding ordinary shares of Australian Solomons Gold Limited ("ASG"). The terms of the offer are more fully described in Note 3.

These unaudited pro forma consolidated financial statements have been compiled from and include:

(a)
An unaudited pro forma consolidated balance sheet combining the audited consolidated balance sheet of Allied Gold as at June 30, 2009 and the audited consolidated balance sheet of ASG as at June 30, 2009.

(b)
An unaudited pro forma consolidated profit statement for the 12 months ended June 30, 2009 combining the audited consolidated profit statement of Allied Gold for the 12 months ended June 30, 2009 and the audited consolidated profit statement of ASG for the 12 months ended June 30, 2009.

The unaudited pro forma consolidated balance sheet as at June 30, 2009 has been prepared as if the transaction described in Note 3 had occurred on June 30, 2009, with the exception that cash and equity balances have been adjusted to reflect the C$7.7 million equity raising by ASG on July 14, 2009 and estimated transaction costs. The unaudited pro forma profit statement for the 12 months ended June 30, 2009 has been prepared as if the transaction described in Note 3 had occurred on July 1, 2008.

It is management's opinion that these unaudited pro forma consolidated financial statements present in all material respects, the transactions, assumptions and adjustment described in Notes 3 and 4, in accordance with AIFRS. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Allied Gold which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded should the transaction take place will likely differ from those recorded in the unaudited pro forma consolidated financial statements. Any potential synergies that may be realised and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma consolidated financial statements information. Further, the unaudited pro forma consolidated financial information is not necessarily indicative of the results of operations that may be obtained in the future.

These unaudited pro forma consolidated statements should be read in conjunction with the historical statements and notes thereto of Allied Gold and ASG.

2.	Significant accounting policies

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements or those as set out in Allied Gold's audited consolidated statements for the year ended June 30, 2009. In preparing the unaudited pro forma consolidated financial information, a review was undertaken to identify ASG accounting policy differences where the impact was potentially material and could be reasonably estimated. No such accounting policy differences were identified during this review. It is possible that material accounting policy differences may be identified after consummation and integration of the proposed acquisition.

3.	Acquisition

On September 16, 2009, Allied Gold announced its intention to make an offer to acquire all of the outstanding ordinary shares of ASG. Under the terms of the offer, each ASG ordinary share will be exchanged for 0.85 ordinary shares of Allied Gold.

This transaction would be accounted for as a business combination.

The unaudited pro forma consolidated financial statements assume that the cost of acquisition will comprise the fair value of Allied Gold shares issued, based on the deemed issuance of 110,361,953 Allied shares at $0.51 per share, for a total consideration of $56,261,646. The price of Allied Gold's ordinary shares was calculated based on the September 15, 2009 closing share price of Allied Gold shares on the Australian Stock Exchange, the last business day before the announcement on the Australian Stock Exchange. This share price is used for illustrative purposes only as the actual measurement of the purchase consideration will occur at the date when sufficient ASG ordinary shares have been tendered to make the offer binding.

Allied Gold has not yet determined the fair value of all of the identifiable assets and liabilities to be acquired. For the purposes of this pro forma consolidation it has been assumed that the fair value of ASG's net identifiable assets is equivalent to the value of the consideration paid by Allied Gold. Therefore, there is no goodwill or discount recorded on acquisition. Allied Gold will undertake a process whereby the fair value of all identifiable assets and liabilities acquired as well as any future income taxes arising upon the acquisition will be determined. As a consequence of this exercise it is possible that goodwill or discount on acquisition may be recorded by Allied Gold if it is successful in acquiring control of ASG.

Purchase Price	A$
110,316,953 common shares of Allied Gold @ $0.51	56,261,646
Net assets acquired:
Current assets	11,695,918
Other assets	5,877,487
Exploration and evaluation assets	50,072,398
Liabilities	(7,074,625)
56,261,646

4.	Pro forma assumptions and adjustments to the consolidated balance sheet

The unaudited pro forma consolidated balance sheet reflects the acquisition of ASG at a purchase price of $56,261,646 as if the transaction with ASG had occurred on June 30, 2009.

The unaudited pro forma consolidated balance sheet includes adjustments made to cash and equity positions to reflect the C$7.7 million (A$8.6 million) capital raising undertaken by ASG on July 14, 2009 and estimated transaction costs.

5.	Pro forma adjustments to consolidated profit statement

No adjustments have been made to the unaudited pro forma consolidated profit statement.

6.	Pro forma earnings per share

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective July 1, 2008.

Year ended
Basic and diluted earnings per share	June 30, 2009
Weighted average number of Allied Gold's shares outstanding ('000)	428,472
Adjustment to reflect acquisition of ASG ('000)	110,316
Pro forma weighted average number of shares outstanding ('000)	538,788
Pro forma net earnings (A$000)	(23,967)
Pro forma basic earnings per share (A$)	(0.04)

ANNEX C

ADDITIONAL INFORMATION REGARDING ALLIED GOLD

In this Annex C, unless the context otherwise requires, all capitalized terms shall have the meanings attributed thereto in the Bidder's Statement/Offer and Circular to which the Annex C is annexed.
All dollar figures in this Annex C are in Australian dollars unless otherwise noted.

SUMMARY

The following is a summary only and should be read together with the more detailed information and financial data and statements included elsewhere in this Annex C of the Bidder's Statement/Offer and Circular.

The Company

Allied Gold is a gold production company whose shares are listed on the ASX under the symbol "ALD" and on the AIM under the symbol "AGLD". Allied Gold's major asset is its 100% owned Simberi Project, which is located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG approximately 60 kilometres northwest of the Lihir Gold Project held by Lihir Gold Limited, which hosts an approximate 40 million ounce gold resource and is well placed in the Pacific Rim of Fire, one of the world's proven and most prospective gold jurisdictions. In addition, Allied Gold owns 100% of an exploration license on Tatau and Big Tabar Islands, which are located in close proximity to Simberi Island. See "General Development of the Business" and "The Simberi Project".

Our Business

The Company's business objective is to further develop the Simberi Project and to further define the mineralization potential of the Simberi Project. See "General Development of the Business". The Company may also evaluate other mineral properties in its inventory that it considers may have potential for exploration and development. See "General Development of the Business".

Milestones

In order to accomplish the Company's business objectives stated above, the Company is planning on further developing and expanding the Simberi Project based on the recommended work program outlined in the Technical Report. Additional work on the Simberi Project will be contingent upon successful results being obtained from the work program. See "The Simberi Project".

Description of Securities

Since July 1, 1998, share capital in Australian companies do not have a nominal (par) value, and Australian companies do not have authorized share capital. Under the constitution of the Company, which was adopted on July 17, 2003, the Board has the power to issue such number of shares as it determines in its absolute discretion, subject to the provisions of the constitution, the ASX Listing Rules on the Australian Corporations Act. As of September 25, 2009, the Company has an aggregate of 472,643,276 shares and 46,604,427 options to acquire shares issued and outstanding. See "Description of Share Capital".

Directors and Officers

The directors of the Company are Mr. Mark V. Caruso, Mr. Anthony Lowrie, Mr. Gregory H. Steemson, Mr. Montague House and Mr. Frank Terranova. Mr. Caruso serves as Executive Chairman and Chief Executive Officer and Mr. Terranova serves as Chief Financial Officer. Mr. Lowrie and Mr. House are independent non-executive directors. See "Directors and Officers".

Risk Factors

Allied Gold's securities are suitable only for those investors who are willing to rely upon the ability, judgment and integrity of the management and directors of Allied Gold in making an investment decision and who can afford a total loss of their investment. In evaluating whether to invest in these securities, investors should carefully consider a number of risk factors, including:

•	Allied Gold depends on a single mineral project.

•	Precious metal exploration projects may not be successful and are highly speculative in nature.

Mining operations generally involve a high degree of risk.

•	Gold price volatility may affect the future production, profitability, financial position and financial condition of Allied Gold.

•	Allied Gold's mineral resources and reserves are estimates only.

•	Foreign investments and operations are subject to numerous risks associated with operating in foreign jurisdictions.

•	Allied Gold is subject to the following risks specifically associated with the Company's operations in PNG:

•	Legal Systems;

•	Civil Unrest;

•	Government Stability; and

•	PNG Land Policy.

•	Allied Gold may experience regulatory, consent or permitting delays.

•	There is no assurance as to Allied Gold's ability to sustain and expand mineral reserves and resources.

•	Allied Gold's current and proposed exploration and mining activities are predominantly in one country.

•	Allied Gold's title to mineral rights could be challenged.

•	Allied Gold relies on its management team and outside contractors, and the loss of one or more of these persons may adversely affect Allied Gold.

•	Inferred mineral resources are uncertain and their economic viability cannot be assured.

•	Allied Gold has a limited history of mining operations.

•	Allied Gold's properties are subject to environmental risks.

•	Allied Gold's insurance coverage does not cover all of its potential losses, liabilities and damages related to its business and certain risks are uninsured or uninsurable.

•	Currency fluctuations may affect the costs that Allied Gold incurs in its operations.

•	Allied Gold has a history of operating losses and there can be no assurance that Allied Gold will ever be profitable.

•	Allied Gold may require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to Allied Gold.

See "Risk Factors".

Selected Consolidated Financial Information of the Company

The following table presents selected consolidated financial information of Allied Gold at the dates and for the periods indicated. The information set forth below is derived from the audited consolidated financial statements of the Company included in this Bidder's Statement/Offer and Circular, and should be read in conjunction with such financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Company's financial statements are prepared and presented in accordance with Australian IFRS rather than Canadian GAAP. A reconciliation of Allied Gold's financial information to Canadian GAAP is provided at Note 32 to the audited consolidated financial statements of Allied Gold included in this Bidder's Statement/Offer and Circular. All amounts below are expressed in Australian dollars.

	Year ended June 30,
	2009	2008	2007
Revenue	77,467,668	23,393,798	Nil
Income (loss) (before tax)	(8,226,666)	(9,538,963)	(1,880,611)
Income (loss) (after tax)	(8,226,666)	(9,538,963)	(1,880,611)
Basic and diluted earnings per share (cents)	(1.92)	(2.70)	(0.70)

	Year ended June 30,
	2009	2008
Cash and cash equivalents	20,529,979	154,180
Current assets	37,871,762	10,159,231
Total assets	195,884,947	155,281,480
Current liabilities	33,467,176	30.345,898
Non Current Liabilities	12,377,288	24,235,799
Total equity	150,040,483	100,699,783

See "Selected Consolidated Financial Information".

ALLIED GOLD

Name, Address and Incorporation

Allied Gold Limited ("Allied Gold" or the "Company") was incorporated under the Australian Corporations Act as a public company limited by shares on May 26, 2003. The Company listed on the ASX on December 8, 2003. Allied Gold was admitted for trading on the AIM on May 2, 2006.

Allied Gold's registered office is located at Unit B9, 431 Roberts Road, Subiaco, Western Australia, 6008, Australia. The Company's head office is located at 34 Douglas Street, PO Box 2019, Milton, Queensland, 4064, Australia. Allied Gold also maintains an office in the PNG.

Intercorporate Relationships

Set out below is the corporate structure of the Allied Gold group of companies (the "Allied Gold Group") as at the date of this Bidder's Statement/Offer and Circular. Allied Gold controls, directly or indirectly, 100% of the voting capital of all entities presented in the structure (which are incorporated or organized under the laws of the jurisdictions noted below).

Allied Gold Limited
Group Structure

Any shares in Australian Solomons Gold Limited ("ASG") that are acquired by Allied Gold pursuant to the Offer will be acquired by AGL (ASG) Pty Ltd the ("Offeror"), the offeror under the Offer and a wholly-owned subsidiary of Allied Gold.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Allied Gold is a gold production company whose shares are listed on the ASX under the symbol "ALD" and on the AIM under the symbol "AGLD". Allied Gold's major asset is its 100% owned Simberi gold project and mine (the "Simberi Project"), which is located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG approximately 60 kilometres northwest of the Lihir Gold Project held by Lihir Gold Limited, which hosts an approximate 40 million ounce gold resource and is well placed in the Pacific Rim of Fire, one of the world's proven and most prospective gold jurisdictions. In addition, Allied Gold owns 100% of an exploration license on Tatau and Big Tabar Islands, which are located in close proximity to Simberi Island.

The Simberi Project comprises an open-pit mining operation with an associated gold processing plant, located within PNG mining lease 136 ("ML 136"), and an area under PNG exploration license 609 ("EL 609") covering the remainder of Simberi Island and most of the adjacent Tatau and Big Tabar Islands to the south. The Simberi Project is based on seven separate prospects on the eastern portion of Simberi Island (Sorowar, Samat North, Samat South, Samat East, Pigiput, Pigibo and Botlu South) and also includes other less well defined prospects and anomalies.

Three Year History

Allied Gold first acquired an interest in the Simberi Project in October 2004 through the acquisition of Nord Pacific Limited ("Nord Pacific"), a corporation incorporated under the laws of the Province of New Brunswick, Canada, pursuant to a plan of arrangement under the Business Corporations Act (New Brunswick) (the "Plan of Arrangement"). Prior to that time, Nord Pacific was a reporting issuer in the provinces of British Columbia, Alberta, Ontario and New Brunswick and the Yukon Territory. Nord Pacific's principal assets were a 50% interest in the Simberi Mining Joint Venture ("SMJV") and a 99% interest in the Tabar Exploration Joint Venture ("TEJV"); each of these joint ventures had been established with Simberi Gold Corporation ("Simberi"), a company then listed on the TSX, to pursue exploration and development of gold prospects in the Tabar Islands Group in the New Ireland Archipelago in eastern PNG. The SMJV held ML 136, which covers the central and eastern portion of Simberi Island and hosted identified gold resources of 1.49  million ounces. The TEJV held EL 609, which covers all of the Tabar Islands Group outside of ML 136. As a result of the Plan of Arrangement, Nord Pacific became a wholly-owned subsidiary of Allied Gold and Allied Gold acquired Nord Pacific's interests in the SMJV and the TEJV.

In November 2004, the Company entered into an agreement with Simberi to acquire a further 37.5% interest in the SMJV and the remaining 1% of the TEJV. This transaction closed in April 2005, at which point both the SMJVand TEJV were formally terminated and Simberi continued with a 12.5% free carried interest in the Simberi Project until the earlier of a decision to mine at the Simberi Project or December 31, 2009.

As a result of successful drilling programs in 2004 and 2005 that delineated broad areas of previously unknown mineralization outside and below a pit design for the Simberi Project that had been completed in 2003, Allied Gold engaged Golder Associates Pty Ltd. ("Golder Associates") in mid-2005 to construct an updated resource block model and carry out a resource estimate incorporating all of the new drilling data. Golder Associates then used the resource block model for open-pit optimisation and reserve estimates, as well as preparation of the mining section for an October 2005 update to a feasibility study on the Simberi Project that had been prepared in 2003, to include higher reserves and to investigate a higher process plant throughput. The updated study, known as the "Optimised Feasibility Study", resulted in a project that was expected to mine and process 15.4 Mt of ore over a 9.4 year mine life and recover an estimated 585,000 ounces of gold. The study investigated the development of a 1.65 Mt per annum mining and process operation, along with an ore delivery system consisting of screening and slurrying of ore from the deposits located in the hills surrounding the process plant, which would be located on the coast of Simberi Island. The results of the study indicated that the development of a gold mine at the Simberi Project site was technically feasible and economically viable.

A study by Intermet Engineering to investigate a larger process plant and mine plan that would be expected to process 2.2 Mt per annum was commissioned at the start of 2006. As part of this study, the ore delivery system was also re-evaluated. This focused on an aerial conveying system that would have the feed end located at the largest deposit at Sorowar, and the discharge end near the process plant in Pigiput Plantation. The study, known as the "Amendment to the OFS", showed that a larger process plant (2 Mt per annum nameplate capacity) and ore delivery by way of an aerial conveying system, known as Ropecon˛, was technically and economically feasible. The study was presented to the PNG Department of Mining and applications were made for a variation of the project scope. Simultaneously, amendments to the Company's environment permits were made through, and approved by, the PNG Department of Environment and Conservation to accommodate a higher process rate. Capital and operating costs were re-estimated as part of the Amendment of the OFS and indicated a total cost of US$60 million and a cash operating cost of US$306 per ounce.

In July 2006, the Company received updated reserves and in-pit resource estimates from Golder Associates which provided that the Simberi Project contained 17.7 Mt of ore grading 1.37 g/t Au and containing approximately 785,000 ounces of gold.

With the Optimized Feasibility Study and the Amendment to the OFS confirming that an economic and technically viable gold oxide mining project could be developed on Simberi Island, the Company decided to proceed with mine development in 2006 and awarded contracts for the design and construction of a process plant capable of processing 2.2 Mt of ore per annum, associated ancillaries including power, water, tailings disposal and infrastructure including a wharf and a camp.

As a result of proceeding with its decision to mine, in 2006 the Company concluded an agreement with Simberi pursuant to which it purchased Simberi's outstanding 12.5% free carried interest in the Simberi Project.

In March 2007, the Company commenced the operation of its landing barge "LCT Lady Geraldine", minimizing delivery times for the delivery of materials to Simberi Island.

In May 2007, Allied Gold received approval from the PNG Mineral Resources Authority (the "MRA") to extend the term of ML 136 for an additional term of 10 years ending on December 2, 2018.

Dry commissioning activities of the process plant commenced in December 2007. The Simberi Project commenced production in February 2008. In May 2008, the Company successfully commissioned the state of the art aerial rope conveyor Ropecon˛.

In March 2008, Allied Gold signed a letter of intent to enter into a $20.0 million farm-in agreement with Barrick (PNG) Exploration Ltd., a subsidiary of Barrick Gold Corporation ("Barrick") with respect to Allied Gold's exploration licence on Tatau and Big Tabar Islands. The key terms of this letter of intent are summarised as follows:

(a)
Barrick must incur a minimum of $2.0 million on exploration within 24 months of the commencement date of March 2008. If Barrick withdraws at any time after it has met this minimum expenditure but before it earns 51% equity in the joint venture, it will not retain any interest in the exploration licence.

(b)
Barrick may earn a 51% interest in the exploration licence by sole funding $8.0 million in exploration expenses within 4 years of the commencement date. If Barrick withdraws prior to obtaining this interest it will not retain any interest in the exploration licence.

(c)
After earning a 51% interest in the exploration licence in the manner described in (b) above, Barrick has the option of increasing its interest from 51% to 70% by sole funding a further $12.0 million in exploration expenditure within 8 years of the commencement date.

(d)	Barrick's rights under (b) and (c) above are conditional on Barrick expending a minimum annual expenditure of $1.0 million once the condition in (a) above has been met.

(e)
If Barrick earns a 70% interest as described in (c) above, Allied Gold must make an election to either contribute its 30% share of ongoing costs or dilute its equity in the exploration licence using the standard industry formula. If Allied Gold' s interest is diluted to less than 5% all of Allied Gold's equity in the exploration licence will be converted into a royalty based on a net smelter return for all metals.

At the same time as entering into the letter of intent described above, Barrick subscribed for and purchased $15.0 million of fully paid ordinary shares in Allied Gold at a price of $0.85 per share.

Barrick commenced exploration activities in August 2008. During 2009, Barrick completed 4 diamond drill holes totalling 1,927 m at the Tupinda prospect, Big Tabar Island, completed planned drilling at the Banesa prospect, Big Tabar Island of 6 holes totalling 2,625 m, and reconnaissance mapping and rock-chip sampling over Tatau Island.

In 2009, Allied Gold announced a 45% increase in total Simberi Island Measured, Indicated and Inferred Resources to 4.7 million ounces of gold and 10 million ounces of silver, comprising oxide gold resources of 1.4 million ounces and sulphide gold resources of 3.3 million ounces, as well as an extension of 437,000 ounces to its Ore Reserve extending the remaining mine life to over ten years. Allied Gold also commenced a sulphide pre-feasibility study with a view to underpinning an expansion of the production profile by up to 100,000 ounces per annum by December 2011.

In June 2009 Allied Gold produced its 100,000 th ounce of gold at the Simberi Project since commencing production.  Allied Gold's strategy is to add to the gold inventory on Simberi Island by defining additional resources and converting these and other known resources into reserves with a view to expanding annualised gold production from current levels of around 80,000 ounces.

THE SIMBERI PROJECT

The Technical Report entitled "Simberi Gold Project, Simberi Island, Papua New Guinea" dated September 25, 2009 was prepared for Allied Gold by Stephen Godfrey and John Battista of Golder Associates and Phil Hearse of Battery Limits Pty Ltd. ("Battery Limits") (such individuals being referred to herein as the "Authors", or any one of them with respect to a particular section for which such individual has responsibility, an "Author"), all of whom are independent qualified persons under NI 43-101. The following summary has been prepared with the consent of Messrs. Godfrey, Battista and Hearse, Golder Associates and Battery Limits and in many cases is a direct extract of the disclosure contained in the Technical Report. Portions of the following information are based on assumptions, qualifications and procedures described in the Technical Report but which are not fully described herein, and reference should be made to the full text of the Technical Report.

The Technical Report has been filed with this Bidder's Statement/Offer and Circular with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under ASG's SEDAR profile at www.sedar.com. A copy of the Technical Report may also be inspected during the Offer Period during normal business hours at the offices of Wildeboer Dellelce LLP, Canadian counsel to Allied Gold, at Suite 800, Wildeboer Dellelce Place, 365 Bay Street, Toronto, Ontario, M5H 2V1 and for 30 days thereafter.

Project Description and Location

Location and Area

Allied Gold's Simberi Project is located on Simberi Island in the Tabar Islands Group. The Simberi Project comprises:

(i) an open-pit mining operation with an associated gold processing plant, located within ML 136, which comprises 2,560 ha on the eastern side of Simberi Island; and (ii) a larger 69 sub-block/233 km2 area under EL 609 covering the remainder of Simberi Island and most of the adjacent Tatau and Big Tabar Islands to the south.

The Tabar Islands are situated in the New Ireland Province of PNG at approximately latitude 2.5™ South and longitude 152™ East. The four sparsely inhabited islands of the Tabar Islands Group are located 130 km east of the capital city of New Ireland Province, Kavieng, and 60 km north-west of the Lihir Island site of the world class Lihir Gold Mine. The southern-most island in the group, Tabar Island, lies approximately 30 km north of mainland New Ireland. Simberi Island is the northern-most island of the Tabar Islands Group and measures approximately 10 km east-west and 8 km north- south.

The Simberi Project is based on seven separate prospects on the eastern portion of Simberi Island. Sorowar in the north is by far the largest resource. Samat North, South and East lie to the south and while relatively small are also relatively high grade. Pigiput, Pigibo and Botlu South lie between the Sorowar and Samat areas and are of intermediate tonnage but at a grade similar to Sorowar. All prospects lie within 2 -3 km of each other. The project area also includes other less well defined prospects and anomalies.

Title, Rights and Obligations

The Simberi Project is wholly-owned and operated by Allied Gold, through its wholly-owned subsidiaries, Nord Pacific and Simberi Gold Company Limited ("Simberi Gold").

ML 136 was granted to Simberi Gold on December 3, 1996 for a term of 12 years by the MRA. On May 4, 2007 the MRA granted Simberi Gold an extension on ML 136 for a term of ten years commencing on December 3, 2008 and ending on December 2, 2018.

Mining leases in PNG are issued by the MRA on behalf of the PNG National Government. Mining lease conditions address surface rights such as lost land, trees, vegetation and surface water with compensation due to the lease owner. Alluvial gold rights belong to the citizens of PNG and the landowner.

Under the PNG Mining Act (1992) (the "Mining Act"), the granting of ML 136 authorises Simberi Gold, in accordance with the Mining (Safety) Act (Chapter l95A) and any conditions to which the mining lease is subject, to: (a) enter and occupy the land over which the mining lease was granted for the purpose of mining the minerals on that land and carry on such operations and undertake such works as may be necessary or expedient for that purpose; (b) construct a treatment plant on that land and treat any mineral derived from mining operations, whether on that land or elsewhere, and construct any other facilities required for treatment including waste dumps and tailings dams; (c) take and remove rock, earth, soil and minerals from the land, with or without treatment; (d) take and divert water situated on or flowing through such land and use it for any purpose necessary for his mining or treatment operations subject to and in accordance with the Water Resources Act (Chapter 205); and (e) do all other things necessary or expedient for the undertaking of mining or treatment operations on that land.

Subject to the provisions of the Mining Act, Simberi Gold, as the holder of a mining lease, is entitled to the exclusive occupancy for mining and mining purposes of the land in respect of which the mining lease was granted, and owns all minerals lawfully mined from that land.

In addition, ML 136 was granted subject to the following conditions:

•	Simberi Gold must follow an approved proposal.

•	Simberi Gold must comply with the Mining (Safety) Act

•	Simberi Gold must comply with conditions imposed by the Department of Environment and Conservation and by conditions set out by the Bureau of Water Resources.

•	Simberi Gold must provide the Department of Mining and Petroleum, now the MRA, with six monthly reports on exploration and monthly production figures.

•	Simberi Gold may not use the land without the consent of the State for other purposes than for which the Lease was granted.

•	Simberi Gold must not interfere with the cultural use of the land without permission and will accommodate traditional uses subject to efficient and safe mining practices.

•	Simberi Gold shall compensate the owners of private land which is located within the Mining Lease to a level at least required by the Mining Act.

•	Simberi Gold shall provide the Department of Mining and Petroleum with a closure plan and schedule at least one year before shutdown.

•	Simberi Gold shall stockpile all topsoil, where practical, to be used for re-vegetation purposes.

•	Simberi Gold shall submit the open pit mine plan to the Chief Inspector of Mines six weeks before start of mining operations.

•	Simberi Gold shall submit to the Chief Inspector of Mines all mine plant plans and details, for the mine construction phase and later.

In accordance with these conditions, Simberi Gold filed a proposal that was approved (the "Approval Mining Proposal"). The Approved Mining Proposal was approved subject to the following conditions:

(a)	that gold production should have commenced by December 31, 2006;

(b)
Simberi Gold shall provide an alternative water supply to any village whose normal water supply is impacted by the development. This condition has been addressed by the installation of rainwater tanks, piped spring water and bores installed with hand pumps in a number of the affected areas; and

(c)	Simberi Gold shall maintain all drainage channels from the mining areas to minimize flood impacts on village areas.

Exploration for gold within ML 136 is focused on the replacement of oxide resources, hosted by volcanic rocks and investigation of underlying sulphide mineralization.

Simberi Gold, as the holder of an exploration licence, is entitled to the exclusive occupancy for exploration purposes of the land in respect of which the exploration licence was granted. The granting of an exploration license authorizes the holder, in accordance with any conditions to which it may be subject, to: (a) enter and occupy the land which comprises the exploration licence for the purpose of carrying out exploration for minerals on that land; (b) subject to Section 162 of the Mining Act, extract, remove and dispose of such quantity of rock earth, soil or minerals as may be permitted by the approved program; (c) take and divert water situated on or flowing through such land and use it for any purpose necessary for his exploration activities subject to and in accordance with the provisions of the Water Resources Act (Chapter 205); and (d) do all other things necessary or expedient for the undertaking of exploration on the land.

Royalties and Encumbrances

Normally the holder of a mining lease must pay the PNG government a 2% royalty on the free-on-board value of the product if exported without smelting or refining. However, under a Memorandum of Agreement dated November 21, 1996 which details the relationship between the PNG National Government, Provincial Government, Simberi Landowners Association, Tabar Community Government and Simberi Gold Company (the "MOA"), all of the royalty is being returned to the landowners whereby 60% goes to Simberi Island, 15% each goes to Tabar and Tatau islanders and 10% goes to the Central New Ireland Local Level Government. The New Ireland Provincial Government has the right under the MOA to review the royalty distribution if gold production exceeds 100,000 ounces in any one or more years.

Environmental Liabilities

There has been no previous large scale mining on the Simberi Project. Previous alluvial workings have had no significant impact. There are no pre-existing environmental liabilities.

Prior to construction, Simberi Gold was required to implement an Environmental Management and Monitoring Program ("EMMP"). Nord submitted a draft EMMP in May 1999 and an amendment to the EMMP (now known as the "EMP") addressing changes to the previous scope, prepared by Nord Pacific's consultants, was submitted in July 2003.

A baseline environmental survey was undertaken in June 2003 and two further supplementary environmental baseline studies were completed in March 2004 and December 2004. During the environmental baseline studies a network of monitoring stations was established to support the ongoing collection of data.

The 2005 feasibility study conducted on the Simberi Project addressed the environmental impacts associated with open cut mining operations and haul roads, ore processing operations, pipeline and power line corridors, deep sea tailings placement and project infrastructure. The mitigating engineering measures incorporated into the designs are also described in the 2005 feasibility study.

A letter dated February 24, 2004 from the Acting Secretary for the Department of Environment & Conservation confirms that the Environmental Plan Approval for the Simberi Project that was issued on December 30, 1996 under the Environmental Planning Act 1978 is valid and deemed to be an Environmental (Waste Discharge) Permit for the purposes of the Environment Act 2000.

It also notes that the Department of Environment and Conservation is processing the amendment application which was submitted due to the changes in the mine plan and engineering concept.

A further update to the EMP was prepared and submitted in conjunction with the Optimised Feasibility Study and is under consideration by the Department of Environment and Conservation.

Location of Mineralisation and Mine Workings

All identified mineralisation and mine workings on Simberi Island are located within ML 136 on the eastern side of the island (see Figure 6.3 in the Technical Report).

The grade of the mineralisation is related to the degree of fracturing of the host rocks, which is greatest in the vicinity of steeply dipping feeder structures interpreted to have been the pathways for both alteration and mineralising fluids. Gold bearing sulphide (unoxidised) mineralisation has been identified at depth beneath oxide mineralisation at Sorowar, Pigiput and Pigibo, beneath oxide mineralisation and near-surface at Botlu and immediately beneath oxide and transition mineralisation at Samat South and Samat North. Primary gold occurs within sulphides and appears to remain very fine grained when released by oxidation.

Gold grades appear to be primarily related to the degree of fracturing of the host rocks and are greatest in the vicinity of steeply dipping feeder structures. These structures are interpreted to have channelled generally upwards moving hydrothermal fluids localizing alteration and mineralisation.

Required Permits

To commence mining in PNG the operator needs a granted mining lease and an Environmental Permit. Simberi Gold holds ML 136.

Simberi Gold holds Water extraction permit WE-L3(15), issued and commencing December 30, 1996 and expiring December 31, 2053, allowing it to extract water from water sources within ML 136 for mining purposes.

Simberi Gold also holds Mining Waste Discharge permit WD-L3(36), issued and commencing December 30, 1996 and expiring December 31, 2053.

As part of this process, Simberi Gold was required to submit a waste management plan. This plan covers the management and disposal of domestic and industrial wastes.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access

The Simberi Project site personnel work rotating rosters but, as Simberi Island is not serviced by regular passenger services, charter flights are used to transport company personnel from various locations in PNG, including Port Moresby, Rabaul and Kavieng. A company-built airstrip, located at the southern end of Simberi Island, can accommodate aircraft up to the size of a Bombardier Dash 8 (18.6t, 56 seat twin turboprop).

The Company also operates a loading barge, the "Lady Geraldine", which ferries bulk supplies to Simberi Island on a regular schedule from the mainland towns of Lae in Morobe Province and Rabaul in New Britain Province. The Lady Geraldine's capacity is supplemented, as required, by privately owned barges chartered from Lae and Rabaul.

Wharf, processing plant, offices and camp accommodation for the Simberi Project are located at Pigiput Bay on Simberi Island. Material is brought to the process plant by either 40 t articulated dump trucks along the haul road or a suspended aerial conveying system. An island ring road provides access to all parts of the island and the many hamlets inhabited by the islanders along the coast.

Climate

The Tabar Islands Group is located approximately 3™ south of the equator, making for a generally humid and wet environment. The islands, however, are not affected by tropical cyclones, being well north of the Southern Cyclone Belt that extends from 10™S to 20™S. Rainfall shows no real seasonal pattern and is distributed throughout the year with a not so distinct wetter period from October through to April. Mean annual rainfall is about 3,000 mm, with monthly totals typically varying from about 30 mm to 600 mm. This range is consistent with data collected at Lihir Island, 70 km to the south-east. There is a no well defined relationship between elevation, however, rainfall can vary from the coast to the interior. Close to sea level, the winds are generally light, with monthly wind speed usually less than 5 knots. Two wind seasons occur during the year, and vary in duration from year to year. Generally, prevailing winds are from the southeast from May to October, while from November to April, they are mainly from the northwest.

Local Resources and Infrastructure

Process plant buildings include the site administration office, mill operations offices and training rooms, site assay laboratory, plant maintenance workshop and stores, and site security buildings. Simberi Island is located in a Category 2 earthquake zone and the engineering design of the process plant and associated buildings and infrastructure has taken this into account. No additional buildings are required for the expanded case.

The existing power station is operated by Aggreko under contract number 183-EC-02. The power station is diesel fired and rated to a maximum demand of 6 MW. The power plant normally operates at a load of between 3 MW and 3.5 MW. The average power load for the Simberi Project for June 2009 was estimated to be 3070 kW. Power output from the power plant was 3250 kW. Up to 10% of the total demand is provided by the aerial rope conveyor which generates power while moving the ore down from Sorowar over a vertical fall of about 230 m. Allied Gold provides diesel fuel, freight for equipment, consumables required for power plant operation and accommodation and messing for the Aggreko power plant attendants.

Water is filtered through a sand and UV filtration system. Raw water supply for the main treatment plant was initially sourced from the ocean via a pump station. In 2009, process water has been sourced from surface water that has ponded in a pit that was formed during construction. This pond is located about 500 m south-west of the process plant and the water is pumped to the process raw water pond and is augmented with sea water when required.

Simberi Gold holds extraction licenses for creek water (Monun and Darum Creeks) and ground water (Pigiput Plantation) and Monun Creek catchment although currently none of these sources are being used. Additional water will be provided from a silt collection pond downstream of the pits and in later years from pit dewatering pumps. Additional water for the expanded 3 Mt/a case will be mainly sea water.

Physiography

The islands of the Tabar Islands Group are fringed by coral reefs and, with the exception of low-lying and sandy Mapua Island, have rugged and hilly interiors typically up to 300 m in elevation on Simberi Island and up to 600 m on Big Tabar Island. Flat coastal areas may extend up to several kilometres inland. Raised paleao-reefs form a 5 km diameter broken ring of bluffs up to 160 m high around the eastern central part of Simberi Island.

The vegetation of the Tabar Islands Group varies greatly. Coconut plantations grow notably on Simberi Island and village gardens are tended along the low-lying coastal fringe. Secondary and tertiary forest growth generally covers the hinterland and dense primary rainforest is more restricted to the interior.

History

There is evidence of very limited alluvial gold workings, probably dating from the 1920s, to the north of Sorowar in Matanabol Creek and at Tugi Tugi on Tatau Island.

Prior to systematic exploration being applied in 1981, earlier exploration consisted of reconnaissance surveys searching for copper by Conzinc Rio Tinto and Broken Hill Propriety Ltd.

Nord Pacific acquired an exploration licence over the Tabar Islands Group in 1981, at which time modern reconnaissance exploration on Simberi Island indentified gold mineralisation. In 1982 a joint venture was established between Kennecott Explorations Australia Ltd. ("Kennecott"), Nord Pacific and Niugini Mining Ltd, with Kennecott as the operator, to explore for gold mineralisation in Prospecting Authority PA 609-1, in the Tabar Islands Group.

Reconnaissance geochemical exploration and geological mapping by Kennecott identified anomalous gold over a large area of eastern Simberi Island. Within this area there were several prospects with evidence of higher grade and coherent mineralisation. These prospects were systematically aircore and diamond drilled between 1983 and 1990, initially testing both oxidised and sulphidic gold mineralisation, but later concentrating on the oxide material with a view to testing the viability of a low-cost open-cut mining operation.

In 1993, Nord Pacific re-acquired the interests of both Kennecott and Niugini Mining Ltd. in the joint venture. Subsequently, Nord Pacific continued exploration and in 1996 commissioned a feasibility study. The study demonstrated favourable project economics and culminated in the grant of ML 136 to Nord Pacific in December 1996. This feasibility study included a detailed review of deposit geology and mineralisation, data acquisition methods, data validation and mineral resource estimation methodology. Resource estimates of the Sorowar, Pigiput, Samat South, Samat North and Samat East deposits were reported. The Simberi Project became uneconomic with the decline in the gold price in early 1997.

In 1997 an extensive drilling program tested extensions to Sorowar and two additional deposits, Botlu and Pigibo. In 1998 the oxide resources at Sorowar were re-estimated using the larger drill database and new estimates were made for the Botlu and Pigibo deposits. The program was successful in almost doubling known resources but a desktop update of the feasibility study carried out in 1999 indicated that the low gold price still precluded development.

In 2002 Nord Pacific entered into two joint ventures with PGM Ventures Corporation ("PGM"), a Canadian public company. The first venture was the SMJV, which covered development of the gold resources within ML 136. The second was the TEJV, which covered exploration within EL 609 over the remaining areas in the Tabar Islands Group.

In January 2003, PGM announced an agreement to vend its interest in the Simberi Project into another Canadian public company, Alive International Inc. This transaction resulted in Alive International becoming a 60% owned subsidiary of PGM.

Allied Gold first acquired its interest in the Simberi Project in October 2004 through the acquisition of Nord Pacific and acquired a further interest in the Simberi Project from Simberi, which was then a joint venture partner in the Simberi Project. Under those transactions, Allied Gold acquired an 87.5% interest in the SMJV, and a 100% interest in EL 609. In October 2005, agreement was reached with Simberi for Allied Gold to purchase the remaining 12.5% free carried interest in the Simberi Project. Accordingly, Allied Gold now controls a 100% interest in ML 136.

Allied Gold also currently holds title to the 233 km 2 EL 609 which is comprised of three main blocks A, B and C. EL 609 Block A covers the remainder of Simberi Island not included in ML 136. Blocks B and C cover the islands of Tatar and Tabar respectively. Under the Mining Act, an exploration licence may be granted for up to two years and is renewable, subject to the holder reporting on and satisfying prescribed expenditure requirements on approved exploration activities. Documentation for the renewal of EL 609 is currently under review by the PNG Mining Advisory Board.

EL 609 Blocks B and C are currently subject to a letter of intent, signed with Barrick in March 2008. The letter of intent details the terms of a farm-in agreement, whereby Barrick may earn a 51% interest, in those parts of EL 609 covering Tatau and Tabar Islands. To do this Barrick must solely fund exploration to the value of AUD$8M within 4 years of the agreement commencement date. Barrick's interest can be increased to 70% if Barrick elects to sole fund exploration to AUD$20M within 8 years of the commencement date. Barrick is currently actively exploring the permit.

Geological Setting

Simberi Island is the oldest and northernmost island of the Tabar Islands Group. It forms part of a silica-poor, potassium- rich alkaline volcanic Pliocene-Pleistocene island arc to the immediate north of New Ireland, PNG. This island arc includes the Lihir, Feni and Tanga Island groups that lie to the southeast of the Tabar Islands Group.

The island arc was distorted by a complex underlying subduction system causing the islands to form along north-south tension gashes. It is inferred that these deep-seated structures have controlled the location of porphyry intrusives derived from re-melting of the oceanic crust following reversal of subduction coupled with epithermal alteration and associated mineralisation.

Simberi Island itself is approximately 9 km in diameter and is the smallest of the three islands forming the Tabar Islands Group. The rugged central part of the island contains volcanic and intrusive rocks in an area about 6 km in diameter, rising to over 300 m elevation. The volcanic edifice is partially encircled by raised bioclastic reefal limestone.

The interpreted geological history of the island is that of a volcano-intrusive centre in an ocean island arc setting in which the alteration and epithermal gold mineralization driven by porphyry intrusives was emplaced in the waning stages of volcanism.

This interpretation is supported by results from a high definition airborne magnetic and spectrometer geophysical survey and dipole-dipole Induced Polarisation ("IP") geophysical survey carried out in early 2005. The geophysics supports the presence of highly resistive porphyry intrusives at depth. Some of these intrusives are chargeable while conductive and chargeable clay-pyrite alteration zones lie above and trend away from the intrusives. Gold mineralization is often associated with chargeable zones on the margins of intrusives.

The currently known gold prospects on Simberi Island are located in the eastern half of the island, within the central volcanic core and are contained within a sub-cropping epithermal alteration system extending 4km north-south and 2km east-west. The host rocks for the mineralisation comprise altered alkaline lava flows or intrusives (porphyries), volcanoclastics and tuffs. Some local fine-grained bedded tuffs with soft-sediment structures may represent lake sediments deposited in maar-like depressions or craters. Gold mineralization, however, does not appear to be closely associated with any particular lithology.

The epithermal system is characterized by widespread surface gold anomalism, a distinctive airborne radiometric and magnetic geophysical signature and ground IP geophysical chargeability and resistivity anomalies. The identified (4km by 2km) epithermal alteration system appears coincident with a broad anomalous H0.2 g/t gold surface geochemical halo. There is no thermal spring activity, though remnants of such activity exist.

Subsequent drilling of higher-grade anomalies within this halo has mostly focused on the definition of seven shallow oxide resources and, potentially open pit mining reserves. Evaluation of deeper sulphide mineralisation has concentrated primarily on the Pigiput deposit, with lesser amounts of deeper drilling being undertaken on the Samat, Botlu and Sorowar deposits. All the known oxide deposits, except Samat East, are underlain or proximal to sulphide gold mineralization.

Exploration

Gold mineralisation was discovered by modern reconnaissance exploration on Simberi Island in 1981, though there is evidence of very limited alluvial gold workings, probably dating from the 1920s, to the north of Sorowar.

Reconnaissance geochemical exploration and geological mapping by Kennecott identified a large area of eastern Simberi Island as being anomalous in gold, within which there were several prospects with evidence of higher grade and coherent mineralisation. These prospects were systematically aircore and diamond drilled between 1983 and 1990, initially testing both oxidised and sulphidic gold mineralization. Later drilling programs focused on oxide material only.

A helicopter borne magnetic and radiometric survey carried out in 1987 was reinterpreted in 1995 to produce composite radiometric and reduced-to-pole magnetic images. The radiometric data highlights the potassic alteration associated with the known mineralization. The aeromagnetic data shows the known mineralisation is associated with zones of subdued magnetic response, interpreted as zones of alteration-related magnetite destruction.

Subsequent systematic exploration programs using aircore, reverse circulation ("RC") and diamond holes by Nord Pacific, PGM and Allied Gold, together with surface geochemistry and IP geophysical surveys have continued to increase resources on Simberi Island.

Recent drilling by Allied Gold has resulted in increased resources and reserves at Sorowar and Pigiput. This drilling includes RC and diamond core holes drilled to verify older holes completed by Kennecott and Nord Pacific in respect to mineralisation orientations, grade and metallurgy.

In conjunction with Barrick's exploration of the Tabar and Tatau Islands, an AEROTEM electromagnetic survey was flown over ML 136 in December 2008 and January 2009. Approximately 530 line km of data was acquired over Simberi Island. Barrick geophysicists interpreted the main features as:

•	conductive ring due to seawater;

•	central resistive zone that hosts the known mineralization;

•	moderately conductive ring, likely to be a stratigraphic unit; and

•	weakly conductive cover, possibly volcanic ash, that is considered prospective and under-explored.

Mineralization

Where recognized, the main primary control of gold mineralisation is steeply dipping fracture systems, in places associated with milled breccia dykes (diatremes). Particularly high grades are associated with diatreme-country rock contact zones. Gold mineralisation is generally associated with sulphides or iron oxides occurring within all variety of hydraulic fractures, such as simple fracture infills, single vein coatings and crackle brecciation. This fracturing can occur in any rock type competent enough to fail under stress, particularly porphyry (either intrusive or extrusive) but also altered diatreme breccias and tuff deposits. Higher gold grades tend to be associated with higher sulphide/iron oxide content and greater degrees of fracturing. Alteration intensity and areal extent do not appear to be correlated with gold mineralisation.

In the oxidized zone, the gold is predominantly associated with iron oxides after sulphides, with higher grades being associated with rare vuggy and chalcedonic quartz.

The gold in the oxide zone occurs as 'free' gold as verified by high gold recoveries during cyanide leach. Gold in mineralised primary rocks includes refractory gold hosted by pyrite or marcasite and scarcer arsenopyrite at depth. Gold sometimes also occurs with carbonates and base metal sulphides at depth, with or without silver. The particle size of the gold in the oxide zone is very fine (the bulk of it is less than 50 microns) and limited testwork has shown that the gold in primary rocks occurs as solid solution within the fresh pyrite and or marcasite and arsenopyrite. Nearer surface, the gold is predominantly associated with iron oxides after sulphides, with higher grades being associated with vuggy and chalcedonic quartz. Fluid inclusion studies of quartz from Sorowar identified a low temperature of homogenisation (207™C). This, along with the fine-grained nature of the quartz and inter-layered clay alteration, is believed indicative of cooler near-surface epithermal levels of a hydrothermal system. A geophysical airborne survey in early 2005 over the Tabar Islands Group yielded magmatic and radiometric data that defined an elevated potassium radiometric response on the ridge tops and flanks on the eastern side of Simberi Island.

Drilling

The Simberi Project has been explored and developed using channel sampling, reverse circulation ("RC") drilling and diamond drilling. A summary of the drilling history is provided below:

Table 0-1: All Deposits — Total Drilling

Deposit	Number of Holes	Total Metres
Adora	37	2,367.92
Bekou	71	2,889.05
Botlu	152	11,844.35
Kekenminda	6	621.00
Patan	21	1,417.00
Pigibo	98	11,460.30
Pigicow	141	6,946.00
Pigiput	258	37,025.04
Plant	29	1,051.30
Samat	414	27,298.95
Sorowar	663	62,616.65
Grand Total	1,890	165,537.56

In addition to drilling, various operators have undertaken surface channel sampling. 14,804 samples each representing approximately five metres of channel have been taken and are stored in the Allied Gold database. The samples have an average grade of 0.52 g/t Au. Some of the channel sampling has been used in the estimation of resources done by Minstat Pty Ltd (Pigibo, Botlu and Samat). No channel samples were used in the estimation of Sorowar, Pigiput, Pigicow or Bekou.

Sampling and Analysis

Sampling Method and Quality Control Measures

Sampling methods and quality control measures by previous owners of the Simberi Project prior to its acquisition by Allied Gold are described in the Technical Report. Sampling methods by Allied Gold have included reverse circulation ("RC") and drill core sampling.

Prior to mid-2008, whole RC samples were collected at 1 m intervals. Approximately 100 g of chips from each RC sample were washed, dried and retained for reference. The remainder of the samples were dried on galvanized core trays in wood fired copra driers, then jaw-crushed, hammer-milled to -80 mesh and reduced to two approximate 1 kg sub-samples using a riffle splitter. One 1 kg sample was hammer-milled to -30 mesh and the other "reject" split was archived on site for a minimum of 3 months after assays were returned. The 1 kg crushed samples were dispatched to ALS Laboratory Group ("ALS") and finely pulverised. A 50 g sub-sample was fire assayed for base metal analysis and the remainder for stored at their facility in Garbutt, Queensland. The Simberi processing equipment was flushed with glass before each hole was processed.

In mid-2008, a new core shed and sample preparation facility was constructed with upgraded security and new sample processing equipment to reduce processing risks (e.g. contamination, theft, etc.), allowing a change to the RC sampling and preparation procedures. The RC sample flow chart used since mid-2008 is presented in Figure 14-7 of the Technical Report.

Before mid-2008, drill core samples were processed in a similar way to the RC samples. Core was sampled on 1 m intervals, cut in half using diamond saws and dried in wood fired copra driers on galvanized core trays. One half of each sample was stored on site in the secured core shed, the other half of each sample was crushed with a jaw crusher and split to two approximately 1 kg samples. One 1 kg sample was hammer-milled to -30 mesh and the "reject" sample was archived in the core shed for a minimum period of 3 months after assays were returned. The Simberi processing equipment was flushed with glass before each hole was processed. The 1 kg samples were dispatched to ALS Townsville for pulverizing and a 50 g sub-sample was fire assayed for base metal analysis. ALS forwarded the remainder of the 1 kg samples for storage at their facility in Garbutt, Queensland.

In early-2008, an Almonte automatic core saw was commissioned with the interest of reducing core handling and the advantage of closing core cradles to preserve the integrity of the core during cutting. Also the security of the logging, preparation area and storage facility areas were upgraded with extra fencing, and repairs to damaged doors and windows. Furthermore, core trays were changed from galvanized metal to plastic, to remove the problem of tray deterioration due to sulphides reacting with the metal.

The inauguration of the new logging and sample preparation facility in mid-2008 also allowed a change to the core drill sample sampling and preparation procedures. The drill core sample flow chart used since mid-2008 is presented in Figure 14-9 of the Technical Report.

For the Sorowar resource estimate reported in Lycopodium, 2003 a total of 525 bulk density determinations were made from nine PQ diamond holes. These holes were drilled within a 1995 conceptual pit, between 36 m and 115 m deep and for metallurgical or grade characterisation purposes. These determinations showed that there was an increase in dry bulk density and a decrease in water content at depth. Forty bulk density measurements were taken from one diamond hole at Sorowar for a 2005 Feasibility Study update. Results were consistent with the existing data.

Since 2006, Allied Gold has carried out bulk density measurements on Sorowar, Pigicow and Pigiput deposits (see Table 14-1 of the Technical report), bringing the number of measurements taken to over 2,500. From 2008, bulk density measurements were routinely taken from full core before cutting and sampling. In 2009, a program of determining density by tray was used to validate the point density measurements. Statistics for bulk density measurements were carried out and the results are summarised in Tables 14-2, 14-3 and 14-4 of the Technical Report.

All bulk density determinations by Allied Gold since 2008 have been performed using the water displacement method. Samples are approximately 20 cm long and taken on average of 1 sample per tray. After sample weights are recorded wet, the samples are wrapped in cling-film and placed into a cylinder of water, with the volume of displaced water being recorded. The samples are then dried overnight in an electric oven at 106™C. Once dry, the weight is again recorded. Density and moisture content is then calculated. Outliers are invalidated and new readings of weights and volumes are performed when possible.

In 2009, the density data interpretation changed from using depth in hole to a calculate sample depth below the topographic surface to increase accuracy and account for variations derived from angled drilling. The impact of the change in method for the Pigiput data set was minimal, as most of the density samples were derived from vertical drill holes.

Data Verification

The data verification methods by previous owners of the Simberi Project prior to its acquisition by Allied Gold Project are described in the Technical Report.

Allied Gold's sample preparation and analytical control procedures include the use of blanks to monitor contamination, duplicates to test splitting and milling efficiency and standards to monitor analytical accuracy and precision. From the Feasibility Update in 2003 to 2005, Allied Gold's QC sample insertion rate remained the same, with one standard or control sample every 50 th sample and duplicates every 20 th sample. During this period, Au assays for 288 standards showed precision well within the deemed acceptable limits of mean (+/- two standard deviations). Au assays for 574 duplicates, representing 4.2% of the samples assayed show good agreement with a correlation coefficient of 0.994. In addition, Au assays for 570 samples submitted to a second laboratory, as a cross-laboratory check, also showed good agreement, with a correlation coefficient of 0.996 (Hastings, 2005). Blanks were collected from beach sands some distance from the Pigiput Bay industrial area and expected to contain no trace of any of the elements tested.

Initially, five locally prepared standards were in use at Simberi. These standard samples (179312, 179313, 179314, 179315 and 179316) were collected from the proposed Sorowar pit area. All the standard samples were processed once and separate from all other samples. Each standard sample was then subdivided into a total of 64 splits. The sub-sample standards were packed in large numbered polyethylene bags and stored in the on-site preparation laboratory. The sample preparation crew were instructed to use these samples randomly from the various bags.

From late-2006, QC sample insertion was increased to 10%. Phase 5 (from 2008) saw the switch from in-house standards to commercially produced (Geostats Pty Ltd) CRM materials with a spread of gold grades and sulphur contents. The blank material was changed from carbonate beach sand to crushed local barren intrusive to better approximate the volcanic matrix of the drill hole samples.

After clustering the standards into seven populations, reported values were found to be rarely more than two standard deviations from the population average. The outlier, a "standard" used with samples from hole RC1362, does not fit into any of the populations. Gold contents of all samples from the batch eliminated the possibility of a sample swap and it appears likely the standard belonged for either Pop 2 or Pop 7 with either a spuriously reported gold or copper content.

A statistical analysis of the standards was performed by subscribing to the Horrats method of calculating a residual standard deviation (RSD) and comparing it with a predicted RSD. The RSD prescribes to the reproducibility of the standards assay values. The Au has in all instances come in better than the predicted value. The predicted value is 8 and the normal predicted is 16, hence the gold assay values for the standard are no-less than excellent.

Due to the poor initial selection of blank material, the blanks analysis data could not be used to accurately determine the degree of contamination in sample preparation or at the ALS laboratories with any certainty. Seven blanks returned gold values greater than 0.05 g/t. As a result, the use of beach sand as a blank was abandoned and a new local source, Grey Hill (TIG coordinates 43650mE: 208100mN) was selected.

In 2009, round robin checks were included as a routine part of Allied Gold's QAQC program, with 2-3% of samples selected from each hole. In March 2009, an inter-laboratory round robin check was done on selected samples from 11 holes to check ALS Townsville, the laboratory used for routine analyses. Samples were dispatched to Genalysis (GLS) and SGS Laboratories Townsville and analysed using 50 g fire assay with AAS finish. Control samples, standards, blanks and duplicates were included at a rate of 1 in 20. The Certified Reference Material passed QC requirements returning with in 2 standard deviations of certified Au grade. Also no anomalous values were obtained for the blank material. While samples near detection limits show some spread, correlation coefficients of greater than 97% were calculated, demonstrating the accuracy of the original ALS results were acceptable.

A limited number of RC holes were twinned by diamond core holes in late-2008. An analysis of the results indicated that while the comparison was good, poor recovery issues can affect the reliability of both RC and core sample assays. The reliability of drill hole data needs to be assessed on a hole-by-hole basis.

The Authors' representative, John Battista of Golder Associates, visited the Simberi Project between October 28, 2008 and October 31, 2008. The drilling and sampling operations were observed and sample storage facilities visited. The mining operation and plant facilities were also inspected.

For the deposits modelled by Golder Associates, routine internal database validation checks are performed on the drill hole data sets prior to analysis, modelling and estimation. These checks include: cross table checks (holes in collar but not in assay, etc.); collar depth against final assay and geology depth; overlapping intervals or gaps in the assay and geology tables; duplicate hole names and duplicate coordinates; coordinate values of zero; integer coordinate values (indicate of a lack of detailed survey data); and extreme variations (H= 10 o) in drill hole azimuth or dip between consecutive down hole survey records. Any anomalies or errors noted were brought to the attention of Allied Gold and resolved. In all instances, the anomalies or errors noted were minor and the Author considers that they would have made no material difference to the resource if left unresolved.

Maxwell Geoservices were commissioned to audit the full Simberi Project database for the purpose of general data integrity and compliance. The key areas identified as requiring attention were: identifying and updating missing coordinates for 2 drill holes; sourcing and updating missing collar survey dates and methods, drill dates, sample dates, types and methods, down hole survey methods and dates and Local Grid establishment data and implementing procedure change to ensure that this data is collected for all future drilling programs; reviewing codes with no descriptions; reviewing BDL result treatment; reviewing Pb values H 100%; reviewing un-ranked assay data; updating Lab Element mapping; updating Lab Method Priority; and reviewing sample and drilling metadata collection. These recommendations will improve the overall data quality and in some local instances the data integrity, but the Author considers that this would make no material difference to the resource.

Security of Samples

The chain of custody for sample handling and transportation is such that an Allied Gold employee is with the samples at all time until they are locked up in a secure facility. This is common to both RC chip samples and diamond drill core. No samples are left unattended unless locked up. Drilling is on day shift only. The drill rig is visited by an Allied Gold geologist at least once a day.

The core shed and sample preparation facility was examined by the Author, John Battista, Golder Associates during his site visit to the Simberi Project in October 2008.

The Author considers the sample handling and management procedures to provide adequate security to minimise the risk of sample contamination or tampering.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

The Simberi Project resources have been classified in accordance with the guidelines of the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC, 2004) ("JORC").

The resource classification was based on data quality, data density, confidence in the geological interpretation and confidence in the estimation.

The resources have been classified as Inferred and Indicated. The JORC classification is comparable with the definitions by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") for the same categories as presented in the following table (Table 19-1 from the Technical Report).

Table 19-1: Comparison of JORC and CIM classification

JORC	CIM

An 'Inferred Mineral Resource' is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is Inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A 'Measured Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The Simberi Project resources have been estimated by Minstat Pty Ltd. and Golder Associates. The Sorowar, Pigiput, Bekou and Pigicow resources have been estimated by, or estimated under the direct supervision of, the Author.

The Pigibo and Botlu are historical estimates were undertaken by M. Binns of Minstat Pty Ltd. The Author has reviewed these models and satisfactorily undertaken independent validations of the estimations and believes they are a still relevant and reliable.

The following table (Table 19-2 from the Technical Report) details the Simberi Project resources as last reported by Allied Gold in May 2009. Figures include approximately 2.2 Mt mined between August 2008 and August 2009.

Table 19-2: Simberi Mineral Resources

	Measured			Indicated			Inferred
	Mt	g/t Au	koz	Mt	g/t Au	koz	Mt	g/t Au	koz
Sorowar1
oxide	8.00	1.30	334	9.10	1.08	316	3.70	1.05	125
transitional	0.30	1.29	12	1.10	1.21	43	0.40	1.01	13
sulphide	0.90	0.90	26	6.00	0.93	179	28.90	0.88	818
transitional pods	0.30	1.06	10	0.20	1.01	6	0.10	0.79	3
transitional pods type [2]			0	0.10	0.79	3
sulphide pods	0.40	1.01	13	0.90	0.84	24	1.00	0.72	23
Total	9.90	1.24	396	17.40	1.02	572	34.10	0.90	981
Pigicow [2]				0.15	1.65	8	0.29	1.30	12
oxide
transitional							0.11	1.29	4
sulphide							2.00	1.26	81
Total				0.15	1.65	8	2.39	1.26	97
Bekou[3]
oxide				0.04	1.74	2	0.06	1.14	2
transitional				0.01	1.17	0	0.05	1.16	2
sulphide				0.02	1.93	1	0.92	1.39	41
Total				0.07	1.75	4	1.02	1.36	45
Pigiput[4]
oxide	4.10	0.97	128	3.30	0.92	98	0.90	0.94	27
transitional				0.30	1.13	11	1.40	0.83	37
sulphide				10.00	1.67	537	33.70	1.26	1,365
Total	4.10	0.97	128	13.60	1.48	645	36.00	1.24	1,430
Pigibo + Botlu
Pigibo[5]
oxide							2.10	1.10	74
transitional							1.40	1.50	68
Botlu
oxide	1.22	1.14	45	0.45	1.23	18	0.31	1.20	11
transitional							1.50	1.80	87
Total	1.22	1.15	45	0.45	1.24	18	5.31	1.41	240
Simberi Total	15.22	1.16	569	31.60	1.22	1,243	77.80	1.10	2,748
1 Golder — Jan 2009
2 Golder — May 2006
3 Golder — Nov 2006
4 Golder — May 2009

The Samat resource models were estimated by M. Binns of Minstat Pty Ltd. The Author could not satisfactorily reproduce the original resource figures. The oxide material from the Samat deposit, however, has been successfully mined. The resources quoted for Samat are valid for the data available at the time but are considered to be no longer relevant or reliable.

Mineral Reserves

Mineral reserves for the Sorowar deposit are based on a 2009 technical report, with reserves depleted by mining up to the end of July 2009.

Mineral reserves for the Botlu South deposit are based on historical reserves from a 2005 Optimised Feasibility Study, depleted by mining up to the end of May 2009. No further mining occurred at Botlu South between May 2009 and the end of July 2009.

Mineral reserves for the three Samat deposits (Samat East, Samat South and Samat North) are based on historical reserves from a 2005 Optimised Feasibility Study, depleted by mining up to the end of July 2009.

Mineral reserves for the Pigiput deposit are based on a 2009 technical report. No mining of the Pigiput deposit had taken place up until the end of July 2009.

All technical reports were completed by Golder Associates.

The original mineral reserve estimates are prepared in accordance with JORC standards. The JORC Proven and Probable Ore Reserves categories have been directly transferred to Proven and Probable Mineral Reserves as prescribed by National Instrument 43-101.

The pit optimisation runs on which the mineral reserves are based did not consider material in the Inferred resource category and hence the pit limits are not driven by any Inferred resources. However, the pit designs resulting from these optimisations do include some Inferred class material and this is reported separately from the mineral reserves.

The following table (Table 19-62 from the Technical Report) shows the Proven and Probable Mineral Reserves and the Inferred Resources contained within the various designed pits.

Table 19-62: Mineral Reserves and Resources within Design Pits

	Tonnage	Grade Au
Deposit	(Mt)	(g/t)
Sorowar
Proven	8.57	1.22
Probable	7.07	1.21
Total Mineral Reserves	15.64	1.22
Inferred Resource	0.59	0.91
Pigiput
Proven	2.76	1.07
Probable	2.77	1.00
Total Mineral Reserves	5.53	1.03
Inferred Resource	0.12	1.12
Samat North
Proven	0.01	2.02
Probable	0.01	1.91
Total Mineral Reserves	0.02	1.97
Inferred Resource	0.003	1.23

	Tonnage	Grade Au
Deposit	(Mt)	(g/t)
Samat East
Proven
Probable	0.13	1.76
Total Mineral Reserves	0.13	1.76
Inferred Resource	0.004	1.86
Samat South
Proven	0.02	3.47
Probable	0.02	4.05
Total Mineral Reserves	0.03	3.78
Inferred Resource	0.0005	3.18
Botlu
Proven	0.74	1.35
Probable	0.12	1.61
Total Mineral Reserves	0.86	1.39
Inferred Resource	0.02	1.40
Pigibo
Proven	0.00	0.00
Probable	0.00	0.00
Total Mineral Reserves	0.00	0.00
Inferred Resource	1.22	1.29
Total — All Pits
Proven	12.10	1.20
Probable	10.11	1.17
Total Mineral Reserves	22.21	1.18
Inferred Resource	1.95	1.17

The following table (Table 19-64 from the Technical Report) shows the Mineral Reserves and the Inferred Resources contained within the various designed pits.

Table 19-64: Mineral Reserve and Inferred Resource by Material Type

	Oxide		Transitional		Sulphide		Total
	Tonnes	Au	Tonnes	Au	Tonnes	Au	Tonnes	Au
Classification	(Mt)	(g/t)	(Mt)	(g/t)	(Mt)	(g/t)	(Mt)	(g/t)
Sorowar
Proven	7.61	1.23	0.58	1.10	0.38	1.10	8.57	1.22
Probable	5.81	1.17	0.52	1.29	0.74	1.49	7.07	1.21
Sorowar Mineral Reserves	13.42	1.21	1.10	1.19	1.12	1.36	15.64	1.22
Inferred Resource	0.52	0.86	0.00	0.82	0.06	1.39	0.59	0.91
Pigiput
Proven	2.76	1.07					2.76	1.07
Probable	2.62	0.97	0.15	1.48	0.00	1.89	2.77	1.00

	Oxide		Transitional		Sulphide		Total
	Tonnes	Au	Tonnes	Au	Tonnes	Au	Tonnes	Au
Classification	(Mt)	(g/t)	(Mt)	(g/t)	(Mt)	(g/t)	(Mt)	(g/t)
Pigiput Mineral Reserves	5.37	1.02	0.15	1.48	0.00	1.89	5.53	1.03
Inferred Resource	0.10	1.14	0.02	0.98			0.12	1.12
Samat North
Proven	0.01	2.02					0.01	2.02
Probable	0.01	1.18	0.00	4.03			0.01	1.91
Samat North Mineral Reserves	0.01	1.91	0.01	2.02			0.02	1.97
Inferred Resource	0.003	1.23					0.003	1.23
Samat East
Proven
Probable	0.13	1.76					0.13	1.76
Samat East Mineral Reserves	0.13	1.76					0.13	1.76
Inferred Resource	0.004	1.86					0.004	1.86
Samat South
Proven	0.02	3.47					0.02	3.47
Probable	0.01	4.05	0.01	4.05			0.02	4.05
Samat South Mineral Reserves	0.02	3.61	0.01	4.05			0.03	3.78
Inferred Resource	0.0005	3.18					0.0005	3.18
Botlu South
Proven	0.74	1.35					0.74	1.35
Probable	0.12	1.61					0.12	1.61
Botlu South Mineral Reserves	0.86	1.39					0.86	1.39
Inferred Resource	0.02	1.40					0.02	1.40
Pigibo
Proven	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Probable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Pigibo Mineral Reserves	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Inferred Resource	1.22	1.29	0.00	0.00	0.00	0.00	1.22	1.29
Total All Deposits
Proven	11.14	1.20	0.58	1.10	0.38	1.10	12.10	1.20
Probable	8.69	1.13	0.69	1.39	0.74	1.49	10.11	1.17
Total Mineral Reserves	19.83	1.17	1.26	1.26	1.12	1.36	22.21	1.18
Total Inferred Resource	1.87	1.16	0.02	0.95	0.06	1.39	1.95	1.17

The stated Mineral Reserves are included in the Mineral Resources disclosed in Table 19-2.

As part of the mine planning process, the effect of changes in variables such as price and metallurgical recovery were examined. There are no particular factors other than those covered in this report that would have a significant impact upon these estimates.

The 1.95 Mt of Total Inferred Resource in Table 19-62 is not included in the Total Mineral Reserve Estimate.

There are currently no Resources classified as Measured or Indicated for the Pigibo Deposit. This deposit is a large proportion of the Total Inferred Resource. An in-fill drilling program is currently underway at Pigibo with the objective being to upgrade the confidence level in the mineral resources.

The three Samat pits contain a relatively small amount of remnant material. This material has been included in the reserve estimation for completeness.

Mining Operations

Mining Method

The current mine plan consists of the open pit mining of seven oxide deposits. The mining sequence was to commence at the smallest but highest grade deposits at Samat, then start mining at the largest deposit at Sorowar. Mining of Pigiput and Botlu would occur in conjunction with waste removal from Sorowar and finally the Pigibo deposit would be mined last. The Samat oxide pits have been depleted. Ore is currently being extracted from the Sorowar pit.

The Simberi Project mining operations consist of a conventional load and haul operation using a mixed fleet of owner and contractor equipment. Ore from the Sorowar pit is transported to the processing plant by an aerial conveying system. Currently just over 100,000 t of ore per month is being mined.

The mineralisation in all oxide deposits excluding the deeper levels of the Sorowar deposit is disseminated to the point that there is very little internal waste. The limited waste present is still mineralised but at levels below cut-off and is contained in small pockets which would be inefficient to mine separately. For these reasons, all the material extracted from the pits excluding the deeper levels of the Sorowar deposit and selected zones within the Pigibo deposit will be treated as ore. Material taken from pits with no waste generation is termed "bulk mining", while material from pits that will produce waste is termed "selective mining". The decision to mine some material selectively is based on practicability and economics. Any waste generated will be contained within the mined void, thereby mitigating any potential environmental impacts.

Mining operations commenced at the Samat East deposit in November 2007 to provide a parcel of ore for plant commissioning. In February 2008 after plant commissioning, ore was sourced from the Samat deposits (North, South and East) and the ore was delivered to the process plant via a 1,500 m long haul road. The Samat oxide pits have been depleted.

In May 2008 the Company's aerial conveying system (Ropecon») was commissioned and ore was mined from the Sorowar deposit and trucked approximately 400 m from the pit edge to the aerial conveying system dump pocket. The ore at Sorowar is free digging and mined by 45t hydraulic excavators and hauled to the dump pocket by 40t articulated trucks.

The dump pocket at Sorowar consists of a Stammler chain conveyor and hydraulic breaker rated at 600 wet tph. The ore is transferred from the breaker to the rope conveyor via a 49 m long sacrificial conveyor fitted with a metal detector. The rope conveyor consists of a 650 mm wide conveyor belt fitted with side skirts and has a capacity of 600 wet tph. The conveyor length is 2,498 m and falls a vertical distance of 210 m and is supported by 3 pylons placed on intervening ridges. At the bottom end of the rope conveyor, ore is transferred to a conventional overland conveyor over a distance of 359 m before ore is transferred to a radial stacker that can feed directly into the process plant dump pocket or can be discharged onto the run of mill stpockpile ("ROM"), which has a capacity of approximately 70,000 wet tonnes of ore. Ore on the ROM is either pushed by D6 dozer or tipped into the dump pocket by a Caterpillar 880 front end loader.

The process plant commissioned in February 2008 was designed to treat a nominal 2 Mt/a of ore and produce approximately 85 000 oz/a of gold. Simberi Gold has commenced a debottlenecking program of work to increase process plant capacity and improve recovery. It is assumed that the expanded plant will commence operations in January 2011. Simberi Gold is investigating the feasibility of increasing the capacity of its operation to treat 3 Mt/a. Sensitivity analysis has been run to test NPVagainst gold price, head grade, capital cost and operating cost for each throughput case. For the 2 Mt/a case, the NPVis sensitive to gold price and head grade, and to operating costs. If gold grade was 10% lower than estimated, then NPV would drop from $77 M to $33 M. If operating costs increase by 10%, then NPV would reduce to $41 M. For the 3 Mt/a case, if gold grade was 10% lower than estimated, then NPV would drop from $98 M to $49 M. If operating costs increase by 10%, then NPV would reduce to $61 M. Upside potential for gold price to be 10% higher than US$750/oz would result in NPV increasing to $146 M for the 3 Mt/a case. The more robust nature of the 3 Mt/a case reduces the impact of an increase in operating costs, reducing project risk. It also offers greater opportunity to benefit from higher gold prices. Both scenarios are insensitive to capital cost.

Metallurgical Process

The current process flowsheet for the Simberi gold mine is summarized as follows:

•
Ore is mined at the Sorowar mine site and trucked to the Sorowar feeder. The Sorowar feeder and breaker delivers ore to the rope conveyor that conveys ore to the plant site on the coast. The rope conveyor has capacity to transport 600 wet t/h.

•
The rope conveyor discharges onto an overland conveyor and then stacking conveyor both with current carrying capacity of 512 wet t/h. The stacking conveyor discharges as feed to the Pigiput feeder and sizer.

•	The Pigiput feeder/reclaimer feeds a wet scrubber. Water is added to the scrubber to slurry the ore. The capacity of the scrubber is a nominal 330 dry t/h.

•	Oversize from the scrubber has been fed to the ball mill but will feed directly to a pebble crushing circuit to be installed to reduce scats from the ball mill.

•	Scrubber undersize is pumped to a cyclone circuit. Cyclone underflow gravity flows to a ball mill.

•
Cyclone overflow passes to leach tanks. A trash screen is installed on the leach feed to minimise oversize material in the carbon-in-leach ("CIL") tanks that will potentially block the inter-tank screens.

•
The leaching and adsorption circuit at Simberi is comprised of a single leach stage followed by five CIL tanks. Recovery and adsorption efficiency is impacted by low pulp density and reduced residence time. The CIL circuit design includes only five stages of adsorption and does not deliver an acceptable soluble loss.

•
The acid wash and elution functions are performed in a single 5 t capacity column. The column is butyl lined carbon steel. The acid wash and rinse are performed at ambient temperature. The elution process is AARL with pregnant liquor stored in a 98 m3 tank in closed circuit with two electrowinning cells. A kiln is used to regenerate the carbon.

•
Tailings are discharged using Deep Sea Tailings Placement ("DSTP"). The slurry is diluted with sea water to the ratio of 8:1 sea water to tailings volume. The diluted tailings overspills a central well in the dilution tank and flows by gravity from the outer annulus of the tank to the DSTP pipeline to be discharged 115 m below surface level on a steep submarine slope.

•
Quicklime is currently fed dry onto the ball mill feed conveyor from a variable speed screw conveyor from the quicklime storage bin. Coarse granular quicklime is purchased in bulk bags (arriving in sea containers) and manually handled into the storage bin by plant operations personnel.

•	Reagent storage volumes and dosing equipment are adequate for the operation.

Production Forecast

Since commencement of production in February 2008, the total ore processed to June 2009 has been 2.2 Mt producing 106,000 oz of gold. In 2009, GRES conducted a review of plant downtime and ranked the causes in a prioritised order according to the number of production hours lost. Some of the high ranking downtime issues that were identified in the review had been resolved by plant modifications and work already undertaken by Simberi Gold maintenance and operations teams. There were also advanced plans in place for further modifications by the Simberi Gold team.

A prime cause of downtime is related to materials handling issues. The average plant availability for the period reviewed was 80%. Target plant design availability is 91.3%. Considerable work is being done by Simberi Gold to improve the performance of the process plant. 84-87% availability has been achieved since January 2009.

Battery Limits is of the opinion that the process plant will treat 2 Mt/a and better once the debottlenecking projects have been implemented. A staged increase in throughput has been allowed from 1.95 Mt/a for the 2009/10 year through to 2.1 Mt/a for subsequent years. The following table (Table 25-8 reproduced from the Technical Report) shows Battery Limits' projected production summary on the basis that the debottlenecked projects are implemented, but the oxide expansion does not proceed:

Table 25-8: Projected Production Summary — No Expansion

		July 2009 to	July 2010 to	July 2011
	Units	June 2010	June 2011	On*
Mill Throughput	dry tonnes	1,950,000	2,100,000	2,100,000
Au Head Grade	g/t	1.39	1.43	Varies to Schedule
Au Recovery	%	88.6	89.0	89.0
Au Ounces Poured	oz	77,420	86,206	Varies to Gold Head Grade

* Refer to section of the Technical Report entitled "Economic Analysis for Year-by-Year Projection".

In May 2009, Allied Gold commissioned GRES to undertake an evaluation of the process engineering options to expand the process plant capacity to 3 Mt/a and to provide capital cost estimates for the expanded process facilities and construction. Allied Gold instructed that the process design and major equipment selection was to include a throughput allowance of 20%, giving a maximum treatment rate of 3.6 Mt/a for some ores. The expansion design concentrated on the ore handling and reclamation, grinding and classification and tailings thickening and disposal areas.

Battery Limits is of the opinion that the process plant will treat 3 Mt/a once the debottlenecking projects and the expansion project have been implemented. A staged increase in throughput has been allowed from 1.95 Mt/a for the 2009/10 year to 2.5 Mt/a for 2010/11, on the basis that the expansion project is approved in the fourth quarter of 2009, and is implemented and commissioned within twelve months Throughput should then be 3 Mt/a for the year 2011/12 and beyond. The following table (Table 25-10 reproduced from the Technical Report) shows Battery Limits' projected production summary on the basis that the oxide expansion project does proceed:

Table 25-10: Projected Production Summary — Expansion

		July 2009 to	July 2010 to	July 2011 to
	Units	June 2010	June 2011	June 2012
Mill Throughput	dry tonnes	1,950,000	2,500,000	3,000,000
Au Head Grade	g/t	1.30	1.27	1.23
Au Recovery	%	88.6	89.0	89.0
Au Ounces Poured	oz	71,974	90,947	105,794

Markets

Allied Gold sells its gold in the international commodities markets. Gold available for sale is sold predominantly through either the Company's existing hedge book at a fixed price of U.S.$700 per ounce or at the prevailing spot price denominated in United States dollars. Historically, the counterparties for spot sales of gold have been an Australian gold refinery or Australian financial institutions of good standing. With the exception of its commitments under its hedge book, Allied Gold does not have any long term contracts in place for the sale of gold.

Contracts for sale of Products

The following table (Table 25-11 reproduced from the Technical Report) shows relevant hedging contracts by Allied Gold.

Table 25-11: Gold Hedging Position

Quarter	Au oz		A$/oz
Dec 2009	9,046 (remaining	)	700
Mar 2010	9,420		700
Jun 2010	9,646		700
Sep 2010	11,250		700
Dec 2010	8,904		700
Total	48,266		700

There is no reason to believe that this is outside of industry norms. Allied Gold has no foreign exchange hedging in place.

Environmental

Currently, the Simberi gold mine is permitted to mine and process oxide ore at a nameplate capacity of 2 Mt/a with a nominal production capacity of 84,000 oz/a. This covers the debottlenecked case and no additional permitting is required for this case. Additional permitting will be required to cover the expanded 3 Mt/a case.

In 2008, Coffey Natural Systems undertook a compliance monitoring audit. This report showed compliance in most areas, with any impacts consistent with predictions made in the Environmental Plan submitted with Simberi Gold's original mining lease application. Coffey recommended focusing attention on controlling erosion and sedimentation upstream in order to reduce the impacts on the nearshore fringing coral reef and on the streams and rivers around Simberi Island.

Taxes

On April 13, 2005, Simberi Gold was granted a zero tax rating status with respect to GST on local purchases, service contracts or at the point of entry of import (excluding cars). Simberi Gold is subject to import duties on certain items however this is assessed on a case by case basis. Simberi Gold is also subject to company corporate tax at the rate of 30%, however, it has not as yet been in a tax paying situation. There are no payroll taxes in PNG. There are no material other taxes that are levied on Simberi Gold.

Mine Life

Under the current operational scenario of a 2 Mt/a process plant throughput, the Simberi Project mining reserves will support a 10 year mine life. If the 3 Mt/a process plant upgrade is put in place, then the mining reserves will support a seven year mine life. Given the sulphide ore potential associated with the current mining pits and the potential for further oxide resources in Allied Gold's exploration portfolio, the Author considers the current reserve estimate to be conservative.

Payback

Allied Gold's current process plant and supporting infrastructure have no outstanding debt. If the 3 Mt/a process plant upgrade proceeds under debt project financing, it is anticipated that the capital required would be paid back within 18 months of commencing operation.

Exploration and Development

The Pigiput ore reserves announced in June 2009 have resulted in approximately two additional years of gold production from oxide and transitional materials and as a result of this the potential for an oxide expansion has been brought forward. GR Engineering Services have commenced a review of the existing plant design with an objective to increase plant capacity from 2.2Mtpa to 3.0Mtpa. Plant constrictions so far identified are being redesigned to accommodate higher throughput and new additions to the plant are being engineered.

The future mining and processing of sulphide ore will require additional grinding capacity and as part of that and the increase in observed scats from the harder oxide ore a scats crushing circuit has been designed and engineered and is currently being installed.

A sulphide scoping study was completed in April 2009 and in addition to a suite of possible ore oxidation technologies (pressure oxidation, bacterial oxidation including tank and heap, ultra fine grinding, and roasting), the study included sensitivity analysis to concentrate mass pull and recovery, power costs, concentrate shipments to Japan and early expansion of the oxide plant.

The drilling of 5 metallurgical diamond drill holes at Pigiput was completed and the samples are currently in freezer storage in Perth. A reserve estimate for the Pigiput deposit was carried out by Golder Associates in the June quarter and resulted in an increase in proven and probable Ore Reserves. Infill resource drilling at Pigiput which is targeting sulphide mineralisation is underway and is being assisted by two additional contractor diamond drill rigs.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table presents selected consolidated financial information of Allied Gold at the dates and for the periods indicated. The information set forth below is derived from the audited consolidated financial statements of the Company included in this Bidder's Statement/Offer and Circular, and should be read in conjunction with such financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Company's financial statements are prepared and presented in accordance with Australian IFRS rather than Canadian GAAP. A reconciliation of Allied Gold's financial information to Canadian GAAP is provided at Note 32 to the audited consolidated financial statements of Allied Gold included in this Bidder's Statement/Offer and Circular. All amounts below are expressed in Australian dollars.

	Year ended June 30,
	2009	2008	2007
Revenue	77,467,668	23,393,798	Nil
Income (loss) (before tax)	(8,226,666)	(9,538,963)	(1,880,611)
Income (loss) (after tax)	(8,226,666)	(9,538,963)	(1,880,611)
Basic and diluted earnings per share (cents)	(1.92)	(2.70)	(0.70)

	Year ended June 30,
	2009	2008
Cash and cash equivalents	20,529,979	154,180
Current assets	37,871,762	10,159,231
Total assets	195,884,947	155,281,480
Current liabilities	33,467,176	30.345,898
Non Current Liabilities	12,377,288	24,235,799
Total equity	150,040,483	100,699,783

DIVIDEND RECORD AND POLICY

Allied Gold has not, since the date of its incorporation, declared or paid any dividends on its shares and does not currently have a policy with respect to the payment of dividends. For the foreseeable future, Allied Gold anticipates that it will retain future earnings and other cash resources for the operation and development of its business. The payment of dividends in the future will depend on Allied Gold's earnings, if any, its financial condition and such other factors as the directors of Allied Gold consider appropriate, with a view to paying dividends when and should operational circumstances permit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis should be read in conjunction with the historical consolidated financial statements of Allied Gold and the related notes thereto included in this Bidder's Statement/Offer and Circular. This management's discussion and analysis is current as at the date of this Bidder's Statement/Offer and Circular. The consolidated financial statements of Allied Gold and the financial information contained in this management's discussion and analysis were prepared in accordance with Australian IFRS for the years ended June 30, 2009, 2008 and 2007. A reconciliation of Allied Gold's financial information to Canadian generally accepted accounting principles is provided at Note 32 to the consolidated financial statements of Allied Gold included in this Bidder's Statement/Offer and Circular. All amounts in this MD&A are expressed in Australian dollars unless otherwise identified.

The following discussion contains forward-looking statements that involve numerous risks and uncertainties. Actual results of the Company could differ materially from those discussed in such forward-looking statements as a result of these risks and uncertainties, including those set forth in this Bidder's Statement/Offer and Circular under "Statements Regarding Forward-Looking Information" and under Section 6 of the Offer, "Risk Factors Related to the Offer".

Selected Annual Information

For Allied Gold's financial results for each of its three most recently completed financial years see "Selected Consolidated Financial Information".

Results of Operations

Cash position as at June 30, 2009

Allied Gold's cash position as at June 30, 2009 was $20,529,979 in available cash and cash equivalents, an increase of $20,375,799 from $154,180 cash on hand at June 30, 2008. This increase in cash was primarily due to cash generated from operating activities resulting from increased sales of gold in the year ended June 30, 2009 and $5,122,882 in proceeds from the settlement of derivatives pursuant to a restructuring of Allied Gold's hedge book that was undertaken in the year ended June 30, 2009.

Year ended June 30, 2009 as compared to year ended June 30, 2008

For the year ended June 30, 2009, Allied Gold reported revenue of $77,467,668 and a net loss of $8,226,666 or 1.92 cents per share, compared with revenue of $23,393,798 and a net loss of $9,538,963 or 2.70 cents per share for the year ended June 30, 2008. The results for the year ended June 30, 2009, as compared to the year ended June 30, 2008, reflect:

•
a full year of production from the Simberi gold mine compared to five months of production, for the period February 2008 to June 2008, in the year ended June 30, 2008. The table below summarises the key operating statistics for Allied Gold's mining and processing activities for the years ended June 30, 2008 and 2009:

		Volume
		12 months ended	February 1, 2008
Key operating statistic	Unit of measure	June 30, 2009	to June 30, 2008
Waste mined	tonnes	199,746	81,390
Ore mined	tonnes	1,708,765	416,627
Ore processed	tonnes	1,654,149	411,297
Grade	grams of gold/tonne	1.64	2.95
Recovery	%	83.2	84.3
Gold produced	ounces	72,609	33,068
Gold sold	ounces	69,886	28,364

•
the increased mining and processing activities in the year ended June 30, 2009 had the following impacts on the income statement for the year ended June 30, 2009 compared to the year ended June 30, 2008:

•	revenue from gold sales increased by $54,073,870 due to an increase of 41,522 in the number of ounces sold and an increase in the average revenue per ounce from $825 in 2008 to $1,108 in 2009;

•
an increase of $11,901,930 in depreciation and amortisation charges from $6,535,499 in the year ended June 30, 2008 to $18,437,429 for the year ended June 30, 2009. A significant proportion of depreciation and amortisation expense is determined using the units of production basis and as such increases or decreases based on variations in gold production; and

•	an increase in cash operating costs included in costs of sales from $18,094,662 in the year ended June 30, 2008 to $49,688,611 in the year ended June 30, 2009.

•
an increase in corporate expenses from $4,404,307 in the year ended June 30, 2008 to $7,545,907 in the year ended June 30, 2009. The increase in corporate expenses during this period was primarily the result of the establishment of the corporate support and infrastructure necessary to support the Allied Gold Group following the transition of the Simberi mine from the development phase into gold production.

•
an increase in financial expenses from $1,189,685 in the year ended June 30, 2008 to $3,396,347 in the year ended June 30, 2009 due to all finance expenses being required to be reflected in the income statement in the year ended June 30, 2009. In the year ended June 30, 2008, finance expenses amounting to $2,025,797 that were incurred prior to the commencement of production in February, 2008 were capitalised as development costs.

•
in the year ended June 30, 2009, Allied Gold recorded an impairment loss of $1,214,402 in relation to shareholdings in various listed companies, the value of which had declined significantly following a general decline in global equity markets during that period. No such impairment loss was recorded in the year ended June 30, 2008.

•
in the year ended June 30, 2009, Allied Gold reported a net increase in cash and cash equivalents of $20,124,070 compared to a net decrease of $12,503,812 in cash and cash equivalents in the year ended June 30, 2008, The improved cash flow generation in the year ended June 30, 2009 was primarily due to:

•
cash generated from operating activities of $21,563,200 compared to cash used by operating activities of $282,620 in the year ended June 30, 2008 due to an increase in gold sold in the year ended June 30, 2009 and $5,122,882 of proceeds from the settlement of derivatives pursuant to a restructuring of Allied Gold's hedge book in the year ended June 30, 2009;

•
cash used by investing activities decreased from $53,313,997 in the year ended June 30, 2008 to $24,402,510 in the year ended June 30, 2009 due primarily to reduced expenditure on property, plant and equipment in the year ended June 30, 2009 following the completion of construction activities during the period and a reduction in exploration expenditure incurred by Allied Gold in relation to EL 609 as a result of the letter of intent entered into with Barrick in March 2008; and

•
a decrease in cash generated from financing activities from $41,092,805 in the year ended June 30, 2008 to $22,963,380 in the year ended June 30, 2009 due to repayment of borrowings totalling $16,407,977 in the year ended June 30, 2009.

Year ended June 30, 2008 as compared to year ended June 30, 2007

For the year ended June 30, 2008, Allied Gold reported revenue of $23,393,798 and a net loss of $9,538,963 or 2.70 cents per share, compared with $ Nil revenue and a net loss of $1,800,611 or 0.70 cents per share for the year ended June 30, 2007. The results for the year ended June 30, 2008, as compared to the year ended June 30, 2007, reflect:

•	the key operating statistics for Allied Gold's mining and processing activities for the years ended June 30, 2007 and 2008:

		Volume
		February 1 2008 to	Year ended
Key operating statistic	Unit of measure	June 30, 2008	June 30, 2007
Waste mined	tonnes	81,390	Nil
Ore mined	tonnes	416,627	Nil
Ore processed	tonnes	411,297	Nil
Grade	grams of gold/tonne	2.95	Nil
Recovery	%	84.3	Nil
Gold produced	ounces	33,068	Nil
Gold sold	ounces	28,364	Nil

•
the commencement of mining and processing activities in the year ended June 30, 2008 had the following impacts on the income statement for the year ended June 30, 2008 compared to the year ended June 30, 2007:

•	revenue from gold sales of $23,393,798 was recorded in the year ended June 30, 2008;

•
an increase of $6,427,860 in depreciation and amortisation charges from $107,639 in the year ended June 30, 2007 to $6,535,499 for the year ended June 30, 2008. A significant proportion of depreciation and amortisation expense is determined using the units of production basis and as such increased significantly with the commencement of gold production in the year ended June 30, 2008; and

•
an increase in cash operating costs included in costs of sales from $Nil in the year ended June 30, 2008 to $18,094,662 in the year ended June 30, 2009. During the construction phase that took place until the commencement of production in February, 2008 the majority of site costs were capitalised as development costs. On the commencement of production, other than costs that could be attributed directly to capital projects all site costs have been expensed in the income statement.

•
an increase in corporate expenses from $2,826,386 in the year ended June 30, 2007 to $4,404,307 in the year ended June 30, 2008. The increase in corporate expenses during this period was primarily the result of the establishment of the required corporate support and infrastructure necessary to support the Allied Gold Group as the Simberi mine moved into the production phase.

•
an increase in financial expenses from $Nil in the year ended June 30, 2007 to $1,189,685 in the year ended June 30, 2008 due to the drawdown of loan funds by Allied Gold during the year ended June 30, 2008 to assist with the financing of the development of the Simberi mine. In the year ended June 30 2008, finance expenses amounting to $2,025,797 that were incurred prior to the commencement of production in February, 2008 were capitalised as development costs.

•
in the year ended June 30, 2008, Allied Gold reported a net decrease in cash and cash equivalents of $12,503,812 compared to a net decrease in cash and cash equivalents of $42,758,028 in the year ended June 30 2007, The improved cash flow generation in the year ended June 30, 2009 was primarily due to:

•	in the year ended June 30, 2008, Allied Gold generated $21,748,690 in receipts from gold sales. No such proceeds were generated in the year ended June 30, 2007;

•
in the year ended June 30, 2008, Allied Gold generated net cash inflows of $41,092,805 from equity raisings and draw downs under financing facilities compared to $17,992,383 in cash flows generated from equity raisings in the year ended June 30, 2007; and

•	expenditure of $58,961,904 on development and exploration and evaluation expenditures in the period ended June 30, 2007 was $5,685,772 higher than in the period ended June 30, 2008.

Exploration and Evaluation Expenditures

During the year ended June 30, 2009, Allied Gold spent $708,957 on exploration and evaluation activities at the Simberi Project. This compares to $13,376,435 for the year ended June 30, 2008, and $9,924,639 for the year ended June 30, 2007. The exploration and evaluation efforts over the past three years can be summarized as follows:

Simberi Project

•
In the year ended June 30, 2007, Allied Gold's main focus was on completing construction at the Simberi Project. Exploration and evaluation activities did continue during this period and concentrated on Simberi Island to enhance the understanding of the geology of the island and to identify targets for future drilling aimed at expanding the resource and reserve base. In March 2007 a share placement was completed to raise funds for the acquisition of company-owned drill rigs to reduce reliance on external drilling contractors.

•
In the year ended June 30, 2008, Allied Gold's focus was on the commencement of gold production at the Simberi gold mine. Exploration activities during this period concentrated on targeting additional gold mineralisation within ML 136. Allied Gold aggressively explored to increase oxide resources as extensions to the known deposits and to define new zones of mineralisation to complement mining operations that commenced in February 2008. In the period ended June 30, 2008, 244 holes were drilled for a total of 18,870 metres.

•
In the year ended June 30, 2009 Allied Gold's focus was on consolidating operations at the Simberi Project and completing the ramp up to full production. Exploration activities were focussed on infill drilling on ML 136 to assist in progressing the Oxide Expansion Study and the Sulphide Expansion Study. Exploration on EL 609 was primarily funded by Barrick. During the year 161 holes were drilled for a total of 19,838 metres. As these activities were primarily related to ML 136, the costs totalling $7,205,878 were classified as additions to Other Mineral Assets rather than as exploration and evaluation expenditure.

•	Set out below is a table summarising expenditures incurred in relation to exploration and evaluation activities in the three years to June 30, 2009:

	2007	2008	2009*
	($)	($)	($)
Labour (internal)	1,584,218	1,584,179	2,059,958
Consultants	2,595,757	2,713,635	942,976
Drilling, Assay and Geology	5,744,664	9,078,622	4,911,901
	9,924,639	13,376,435	7,914,835

*	Disclosed as $708,957 in exploration and evaluation expenditure and $7,205,878 as additions to Other Mineral Assets.

Other Projects

Allied Gold has not incurred any significant expenditure on any of its other project areas during the three fiscal years ended June 30, 2009.

Finance Activities, Liquidity and Capital Resources

A condition precedent of a U.S.$25 million financing facility the Company utilized for the construction of the Simberi Project, which has since been repaid, was that Allied Gold enter into a hedging program for a specified number of ounces of gold. Under the hedging program, Allied Gold hedged 170,000 oz of gold at an effective price of US$700/oz for delivery between March 2008 and December 2011. In the course of the financial year ended June 30, 2009, the hedge book was restructured through the close out of put options maturing in the period March 2011 to December 2011 yielding cash proceeds of $5,122,882 to the Allied Gold Group. A subsequent restructuring of sold call options maturing in the period March 2001 to December 2011 was undertaken to reduce the duration of the hedge book by approximately twelve months.

As at June 30, 2009, Allied Gold's remaining obligations under the hedge book were:

	Year ending		Year ending
	June 30 2010		June 30 2011		Total
Put options (US Dollar/Gold)
Amount (ounces)		39,748		20,154		59,902
US$/oz	US$	700	US$	700	US$	700
Call options (US Dollar/Gold)
Amount (ounces)		34,429		20,154		54,583
US$/oz	US$	700	US$	700	US$	700

During the years ended June 30, 2007 through 2009, the Company has principally funded its activities through equity raisings which can be summarized as follows:

•	in the year ended June 30, 2007, Allied Gold completed private placements for gross proceeds of $18,729,457;

•	in the year ended June 30, 2008, Allied Gold completed private placements for gross proceeds of $26,891,855; and

•	in the year ended June 30, 2009, Allied Gold completed private placements for gross proceeds of $41,575,365.

Allied Gold's cash position as at June 30, 2009 consists of $20,529,979 in available cash and cash equivalents.

The Company's financial commitments and contingent liabilities are generally limited to controllable expenditures at the Simberi Project. The Company's material financial commitments and contingent liabilities are as follows:

•
leases for office premises, operating leases for various plant and machinery and payments for the charter of aircraft under non-cancellable operating leases expiring within 1 to 5 years, in the amount of $4,258,736.

•	commitments in relation to finance leases for the hire of mining equipment expiring within 1 to 5 years, in the amount of $9,880,008.

•
a required expenditure of $900,900 during the next year in order to maintain current rights of tenure to EL 609. Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of EL 609 or when application for a mining licence is made and have not been provided for in the accounts. These obligations are not provided for in the financial statements. Under the terms of the letter of intent signed with Barrick in March 2008, this expenditure is expected to be funded in total by Barrick.

•	committed capital expenditures of $2,057,571 for the Simberi gold mine processing plant and sulphide pre-feasibility study.

Related Party Transactions

Mr. Mark Caruso, the Executive Chairman and Chief Executive Officer and a director of Allied Gold, is also a director and shareholder of Mineral Commodities Limited, which provides Allied Gold with certain services, including accounting, clerical, secretarial and fully serviced office accommodation. Amounts paid to Mineral Commodities Limited were $26,308 in the year ended June 30, 2009, $86,168 in the year ended June 30, 2008 and $86,168 in the year ended June 30, 2007.

Mr. Caruso is also a director and shareholder of MineSite Construction Services Pty Ltd., which provides Allied Gold with various services, including secretarial services, the supply or procurement on behalf of Allied Gold of goods and services and the leasing of equipment. Amounts paid to MineSite Construction Services Pty Ltd. were $7,579,177 in the year ended June 30, 2009, $3,601,253 in the year ended June 30, 2008 and $1,245,183 in the year ended June 30, 2007.

Mr. Gregory Steemson, a director of Allied Gold, is also a director of Steemson Geoscience Pty Ltd, which has provided geological consulting services to Allied Gold. Amounts paid to Steemson Geoscience Pty Ltd were $ Nil in the year ended June 30, 2009, $78,962 in the year ended June 30, 2008, and $73,982 in the year ended June 30, 2007.

Tax Position

The companies comprising the Allied Gold Group have unutilised tax losses for Australian accounting purposes. These losses can only be brought to account to the extent that it is probable future taxable profits will be available against these unused tax losses and can be utilized. On the basis that the entities comprising the Allied Gold Group have a recent history of tax losses these tax losses, have not been brought to account.

Significant Accounting Policies and Estimates

All costs associated with exploration, evaluation and development of ML 136 and EL 609 have been capitalized as these costs are expected to be recognized through the successful development and exploitation of the Simberi Project. The carrying value of non-current assets is reviewed regularly to ensure the expected net Simberi Project cash flows exceed the carrying value. Exploration costs on all projects are capitalized provided the conditions and tests for capitalization, contained within Australian IFRS accounting standards, are met.

The consolidated financial statements of the Company have been prepared in accordance with Australian IFRS. A description of Allied Gold's significant accounting policies is included in Note 1 to the audited consolidated financial statements of Allied Gold contained in this Bidder's Statement/Offer and Circular. Management is required to make various estimates and judgments in determining the reported amounts of assets and liabilities, revenues and expenses for each period represented and in the disclosure of commitments and contingencies. Management considers the following are the accounting policies which reflect its more significant estimates and judgments used in the preparation of the consolidated financial statements.

Exploration and Evaluation Expenditure

Exploration and evaluation expenditure comprises costs that are directly attributable to researching and analysing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and/or compiling prefeasibility and feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

•	The exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or

•	At the balance sheet date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

•
Capitalized exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not avail bale for use, it is not depreciated. All capitalized exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered by that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the income statement

•	Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the cash flow statement.

Development Expenditure

When proved reserves are determined and development is justified, capitalised exploration and evaluation expenditure is reclassified as "Other Mineral Assets", and is disclosed as a component of property, plant and equipment. Development expenditure is capitalised and classified as "Other Mineral Assets". The asset is not depreciated until construction is completed and the asset is available for use.

Foreign Currency

Foreign currency transactions are translated into Australian dollars at exchange rates prevailing at the dates of such transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the rate of exchange prevailing on that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates prevailing at the dates the fair value was determined.

The assets and liabilities of foreign operations are translated to Australian dollars at foreign exchange rates prevailing at the balance sheet date. The revenue and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transaction. Exchange differences arising on translation are recognised directly in a separate component of equity.

DESCRIPTION OF SHARE CAPITAL

General

Since July 1, 1998, share capital in Australian companies do not have a nominal (par) value, and Australian companies do not have authorized share capital. Under the constitution of the Company (the "Constitution"), which was adopted on July 17, 2003, the Board has the power to issue such number of shares as it determines in its absolute discretion, subject to the provisions of the Constitution, the ASX Listing Rules and the Australian Corporations Act. As of the date of this Bidder's Statement/Offer and Circular, the Company has an aggregate of 472,643,276 shares and 46,604,427 options to acquire shares issued and outstanding.

Constitution of the Company

The following is a summary of key provisions of the Constitution.

Meetings. In accordance with Section 250N of the Australian Corporations Act, annual meetings of shareholders must be held at least once in each calendar year and within five months after the end of the Company's financial year. Under Section 250R of the Australian Corporations Act, the business of an annual meeting may include any of the following, even if not referred to in the notice of meeting: the consideration of the annual financial report, directors' report and auditor's report; the election of directors; the appointment of the auditor; and the fixing of the auditor's remuneration. Under the Constitution and Part 2G.2 Division 3 of the Australian Corporations Act, at least 28 days of notice must be given of a meeting of shareholders. No business shall be transacted at an annual meeting unless a quorum is present comprising two (2) shareholders present in person, by proxy, attorney or representative.

Voting. Subject to any rights or restrictions as to voting attached to any class of shares at any annual or general meeting of shareholders:

(i)	each shareholder entitled to vote may vote in person or by proxy, attorney or representative;

(ii)	on a show of hands, every person present who is a shareholder or a proxy, attorney or representative of a shareholder has one vote; and

(iii)
on a poll, every shareholder who is present in person or by proxy, attorney or representative shall, in respect of each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, have one vote for the share, but in respect of partly paid shares, shall have such number of votes being equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable in respect of those shares (excluding amounts credited).

A poll may be demanded by at least two shareholders present in person or by proxy, attorney or representative, by shareholders with at least 5% of the total voting rights of all shareholders having the right to vote on the resolution, by shareholders holding shares conferring a right to vote at the meeting and on which an aggregate sum has been paid up equal to at least 10% of the total sum paid up on all the shares conferring a right to vote at the meeting, or by the Chairman.

Dividends. The Board may from time to time declare a dividend to be paid to shareholders entitled to the dividend. No dividend shall be payable except out of profits. Except as otherwise provided by statute, any dividends declared but unclaimed for one year after having been declared may be invested or otherwise used by the Board for the benefit of the Company until claimed.

Issue of Shares. Subject to the Company's Constitution, the ASX Listing Rules and the Australian Corporations Act, the Board may at any time issue such number of shares either as ordinary shares or shares of another named class and on such terms as the Board in its absolute discretion determines.

Foreign Ownership of Shares. Under the Constitution, there is no limit or restriction on the foreign ownership of the Company's securities except where such limits are prescribed or limited by Australian law.

Transfer of Shares. Subject to the Constitution, a shareholder may transfer any shares held by them by any method of transferring or dealing in shares that is permitted by ASX or operated in accordance with the ASX Listing Rules and Australian Corporations Act, or by an instrument in writing in any usual or common form or any other form the directors approve.

The Board may refuse to register any transfer of shares where the ASX Listing Rules permit or require the Company to do so; or the transfer is a transfer of Restricted Securities (as defined under the ASX Listing Rules) which is or might be in breach of the ASX Listing Rules or any escrow agreement entered into by the Company in relation to such Restricted Securities under the ASX Listing Rules.

Reduction of Share Capital. The Company may reduce its share capital by any of the means authorized by the Australian Corporations Act, subject to the provisions of that law and, where applicable, the ASX Listing Rules. The Company may reduce its share capital in any way, including, but not limited to, distribution to shareholders securities of any other body corporate and for the shareholder to be bound by the constitution of that body corporate. Any reduction in share capital must be authorized or approved in accordance with Part 2J.1 of the Australian Corporations Act.

Share Buy-Backs. The Company may buy shares in itself by any of the means authorized by the Australian Corporations Act, subject to the provisions of that law and, where applicable, the ASX Listing Rules. Subject to the Australian Corporations Act, the Company may give financial assistance to any person or entity for the purchase of its own shares on such terms and at such times as may be determined by the directors.

Calls on Shares. The Board may, subject to the requirements of the Australian Corporations Act and the ASX Listing Rules, make calls upon a shareholder in respect of any money unpaid on the shares of that shareholder. Under the Australian Corporations Act, a shareholder who is liable to pay calls on partly-paid shares is liable to do so in accordance with the terms on which the shares are on issue. Subject to the ASX Listing Rules, the Board may revoke or postpone a call once it has been made. A call is deemed to have been made at the time when the resolution of the Board authorizing the call was passed and may be required or permitted to be paid by instalments. An amount that, by the terms of issue of a share, becomes payable on allotment or at a fixed date is deemed to be a call made and payable. The Board may accept from a shareholder the whole or any part of the amount unpaid on a share although no part of that amount has been called up, and in that event the Board shall nominate whether the amount so paid is to be treated as capital or a loan to the Company by the shareholder. Each shareholder must pay to the Company at the time or times and place so specified the amount called on the shares, on receiving such notice as the ASX Listing Rules shall require, except that no call shall be payable earlier than 14 business days from the day of the call or one month from the date fixed for the payment of the last preceding call. The joint holders of a share are jointly and severally liable to pay all calls in respect of the share. If a sum called in respect of a share is not paid before or on the day appointed for payment of the sum, the directors may require the person from whom the sum is due to pay interest on the sum from and including the day for payment to the time of actual payment.

Winding Up. If the Company is wound up, a liquidator may, with the authority of a special resolution of the shareholders, divide among the shareholders in kind the whole or any part of the property of the Company, and may for that purpose set such value for the property to be divided as the liquidator considers fair and may determine how the division is to be carried out as between the shareholders or different classes of them. Under Australian law, a shareholder may only be liable to contribute to the Company's property, in the instance that the Company is being wound up, to the extent of which the shareholder is liable for any amounts unpaid on the shareholder's shares.

Variation of Rights. Under the Constitution and Section 246B of the Australian Corporations Act, if at any time the share capital of the Company is divided into different classes of shares, the rights attached to the shares may be varied with the consent in writing of the holders of three quarters of the issued shares of that class, or if authorized by a special resolution passed at a separate meeting of the holders of the shares of that class. Any variation of rights is subject to the Australian Corporations Act.

Directors. The Company shall at all times have a minimum of three directors, at least two of whom must ordinarily reside in Australia. The maximum number of directors is nine and the Company, may by ordinary resolution, increase or reduce the number of directors.

Directors Voting. Under the Constitution, questions arising at any director's meeting shall be decided by a majority of votes. In the case of an equality of votes, the Chairman of the meeting shall have a second or casting vote, but the Chairman shall have no casting vote where only two directors are competent to vote on the question.

Alteration of Constitution. The Constitution can only be amended by a special resolution passed by at least three quarters of the votes cast by shareholders entitled to vote on the resolution.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Allied Gold as at the dates indicated. The information set forth below is derived from the audited consolidated financial statements of the Company included in this Bidder's Statement/Offer and Circular, and should be read in conjunction with such financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Company's financial statements are prepared and presented in accordance with Australian IFRS rather than Canadian GAAP. A reconciliation of Allied Gold's financial information to Canadian GAAP is provided at Note 32 to the audited consolidated financial statements of Allied Gold included in this Bidder's Statement/Offer and Circular. All dollar amounts below are expressed in Australian dollars.

Outstanding as at
June 30, 2009
(audited)(1)

Non Current Liabilities	$12,377,288
Issued capital — ordinary shares (authorized: unlimited)(2)	472,643,276
$173,098,363
Reserves	$1,199,540
Accumulated losses	$(24,257,420)
Total Capitalization	$150,040,483

Notes:

(1)
In Canadian dollars, based on the Bank of Canada nominal noon spot exchange rate of $1.00 = C$0.9363 on June 30, 2009, the issued capital was C$162,071,997, the reserves were C$1,123,129, the accumulated losses were C$(22,712,222) and the total capitalization was C$140,482,904.

(2)	See "Description of Share Capital — General".

PRIOR SALES OF SHARES

During the 12 month period before the date of this Bidder's Statement/Offer and Circular, Allied Gold issued an aggregate of 61,649,000 shares as follows:

Date	Price per Share ($)	Number of Shares	Description of Transaction
February 27, 2009	$0.50	61,649,000	Private placement

ESCROWED SECURITIES

No securities of Allied Gold are held in escrow, nor have any securities of Allied Gold been held in escrow as of a date within 30 days of the date of this Bidder's Statement/Offer and Circular.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of Allied Gold, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over, Allied Gold Shares carrying more than 10% of the outstanding voting rights attached to the Allied Gold Shares, other than the following:

Name of Principal Shareholder	Number of Shares	Percentage(1)
M&G Investment Management Ltd	93,839,177	19.85%

Note:

(1)
Based on an aggregate of 46,604,427 options to acquire Allied Gold Shares outstanding as of the date of this Bidder's Statement/Offer and Circular, the percentage ownership on a fully-diluted basis is 16.6%.

PRICE RANGE AND TRADING VOLUME OF SHARES

Allied Gold's shares currently trade on the ASX under the symbol "ALD" and on AIM under the symbol "AGLD". The following table sets forth the reported high and low sale prices and the average trading volume for the shares on the ASX and AIM, respectively, for each of the periods indicated.

			Daily Average
ASX	High ($)	Low ($)	Volume
September 1 — September 16, 2009	0.545	0.42	509,623
August 2009	0.47	0.41	260,903
July 2009	0.455	0.38	295,902
June 2009	0.55	0.34	553,096
May 2009	0.45	0.29	662,453
April 2009	0.44	0.32	150,217
March 2009	0.46	0.365	340,413
February 2009	0.57	0.33	396,867
January 2009	0.465	0.30	228,900
December 2008	0.43	0.22	212,481
November 2008	0.31	0.20	171,948
October 2008	0.315	0.185	194,760
September 2008	0.365	0.245	299,877

	High	Low	Daily Average
AIM	(pence)	(pence)	Volume
September 1 — September 16, 2009	30	22	648,611
August 2009	23.5	21.5	224,739
July 2009	21.25	19.25	258,941
June 2009	26.75	19	369,667
May 2009	24.75	15.5	419,460
April 2009	20.5	16	112,342
March 2009	20	17	154,257
February 2009	23	16.25	333,271
January 2009	22.63	14.25	121,073
December 2008	21	10.25	152,194
November 2008	13.75	9.5	98,431
October 2008	14.25	8.75	149,253
September 2008	15.75	11.25	292,600

DIRECTORS AND OFFICERS

Directors

The following table sets out the names and municipalities of residence of the directors and officers of the Company, positions held by them with the Company, the date on which they commenced their positions, and the number and percentage of Allied Gold Shares beneficially owned, or controlled and directed, directly or indirectly, by them.

Shares Beneficially
Name and Municipality of Residence	Position	Director/Officer Since	Owned or Controlled
Mark V. Caruso	Executive Chairman	May 26, 2003	7,585,193/1.60%
Executive Chairman	and Chief Executive Officer,
Perth, Australia	Allied Gold
Gregory H. Steemson(3),(4)	Director	June 14, 2005	1,100,000/0.23%
Non-Executive Director
Perth, Australia
Anthony Lowrie(4)	Director	March 9, 2007	1,635,460/0.35%
Non-Executive Director
London, United Kingdom
Montague House(3),(4)	Director	March 4, 2009	10,000/0.001%
Non-Executive Director
Perth, Australia
Frank Terranova	Executive Director and	December 10, 2009	1,000/0.001%
Executive Director and	Chief Financial Officer.
Chief Financial Officer
Brisbane, Australia

Notes:

(1)
Each director's term of office expires at the later of the third annual general meeting of shareholders of the Company or three years following that director's last election or appointment. One third of the directors must retire at each annual general meeting. Retiring directors are eligible for re-election.

(2)
The information as to place of residence and number of securities of Allied Gold held by each director or officer, not being within the knowledge of Allied Gold, has been furnished by the respective individuals. Please see "Incentive Plan Awards — Outstanding Share Based Awards and Option Based Awards" below for the number of options to acquire shares held by each respective individual.

(3)	Member of the Audit, Compliance and Risk Committee.

(4)	Member of the Remuneration and Nomination Committee.

Biographical information for each member of the Board of Directors, including their principal occupations for the last five years, is set forth below. No member of the Board of Directors is currently subject to a non-competition or non-disclosure agreement with the Company.

Mark V. Caruso, Director and Executive Chairman — Mr. Caruso has served as Executive Chairman and Chief Executive Officer since of Allied Gold since May 2003 (with the exception of a period between January 2008 and October 2008, during which Mr. Caruso resigned his position as Chief Executive Officer as Allied Gold appointed another individual to that position; following this individual's resignation in October 2008, Mr. Caruso resumed the position of Chief Executive Officer of the Company). Mr. Caruso has also served as Managing Director of Mine Site Construction Services since February 1991 and as a director and Chief Executive Officer of Mineral Commodities from September 2000 until May 2009. Mr. Caruso is also a director of Simto Australia Pty Ltd. which is involved in mining, earthmoving, and civil engineering construction earthworks. Former directorships of public listed companies in the last 3 years are CI Resources Limited (October 2003 until May 2007) and ORT Limited (August 2003 until August 2005).

Gregory H. Steemson, Non-Executive Director — Mr. Steemson, FAusImm, is a qualified geologist and geophysicist with an extensive background in exploration and the development and management of mining projects. He is Chief Executive Officer of Mineral Commodities Limited (since May 2009) and a director of Mineral Commodities Limited (since January 2001) and Carbine Resources Limited (since December 2008). Former directorships of public listed companies in the last 3 years include Sandfire Resources NL, for which he served as Managing Director (June 2003 until August 2007). Mr. Steemson is a member of the Audit, Compliance and Risk Committee and the Remuneration and Nomination Committee.

Anthony Lowrie, Non-Executive Director — Mr. Lowrie has considerable corporate and finance experience. He was Chairman of ABN AMRO Asia Securities Limited having originally been a partner of Hoare Govett Ltd, which he joined in 1973. Mr. Lowrie is currently a director of Kenmare Resources PLC and the Edinburgh Dragon Trust Ltd. His former directorships include JD Wetherspoon PLC, ABN AMRO Bank Limited, Dragon Oil plc, Quadrise Fuels International Ltd. and The Thai Euro Fund. Mr. Lowrie is a member of the Remuneration and Nomination Committee.

Montague House, Non-Executive Director — Mr. House is a member of the Australian Institute of Company Directors and was previously a Member of Parliament in Western Australia from February 1986 until February 2005. Mr. Housewas elected as Deputy Leader of the National Party in 1988. He is also a director of Landgate Western Australia and Latent Petroleum. Mr. House is Chairman of the Audit, Compliance and Risk Committee and a member of the Remuneration and Nomination Committee.

Frank Terranova, Director and Chief Financial Officer — Mr. Terranova has been Chief Financial Officer of Allied Gold since May 2008. He is a chartered accountant with extensive experience in corporate finance and financial risk management predominantly within the mining and manufacturing industries. He has held many positions with various ASX-listed corporations. From November 2007 until April 2008, Mr. Caruso was a self-employed finance consultant. He served as Chief Financial Officer of Queensland Cotton Limited from December 2004 until October 2007. From October 2002 until December 2004, Mr. Terranova served as a consultant to Novabank Pty Ltd., and prior thereto he was treasurer of AMC/Newmont (Australia) from April 2000 until October 2002.

Officers

The following officers have been appointed to the position shown opposite his name:

Name, Place of Residence	Position with the Company
Mark V. Caruso	Executive Chairman
Perth, Australia
Frank Terranova	Chief Financial Officer
Brisbane, Australia
Peter Torre	Company Secretary
Perth, Australia
Ross Hastings	Manager Resource and Development
Brisbane, Australia
Peter DuPlessis	Resident Manager Simberi Operations
Gold Coast, Australia

Senior Management

Biographical information for each member of the Company's management other than for Mr. Mark Caruso and Mr. Frank Terranova, whose biographical information is set out above, is set forth below. No member of the Company's management is currently subject to a non-competition or non-disclosure agreement with the Company.

Peter Torre, Company Secretary — Mr. Torre is the principal of the corporate advisory firm Torre Corporate which provides corporate secretarial services to a range of listed companies. Prior to establishing Torre Corporate in July 2003, Mr. Torre was a partner of an internationally affiliated firm of Chartered Accountants working within its Corporate Services Division for over nine years where he also held the position of Chairman of the National Corporate Services Committee. Mr. Torre holds a Bachelor of Business, is a Chartered Accountant, a Chartered Secretary and is a member of the Institute of Company Directors.

Ross Hastings, Manager Resource and Development — Mr. Hastings is a geologist with over 20 years international experience working in the minerals industry with a majority of that time working in Papua New Guinea, at Ok Tedi copper mine in the roles of Geotechnical Superintendent and the Manager Mining, and at the Misima gold mine as Chief Geologist. Since 1996, Mr. Hastings has been involved in the Simberi Project where his roles have included management of exploration and the feasibility and pre-development studies for mine construction.

Peter DuPlessis, Manager Simberi Operations — Mr. DuPlessis is a qualified Mine Surveyor and Mine Manager with over 35 years experience in deep and shallow mining. Mr. DuPlessis has held senior management positions at a number of mining companies.

Corporate Governance Practices

Shareholdings of Directors and Officers

As of the date of this Bidder's Statement/Offer and Circular, the directors and officers of the Company and its subsidiaries, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 10,351,653 shares, representing approximately 2.19% of the issued and outstanding shares of the Company.

Mandate of the Board

The Board is responsible for, and has the authority to determine, all matters relating to the strategic direction, policies, practices, establishing goals for management and the operation of the Company. Without intending to limit this general role of the Board, the specific functions and responsibilities of the Board include:

•	oversight of the Company as a whole, including its control and accountability systems;

•	appointing and removing the CEO (or equivalent), including approving remuneration of the CEO and remuneration policy and succession plans for the CEO as recommended by the Remuneration Committee;

•	appointing and removing the CFO (or equivalent) and the Company Secretary, including approving the remuneration of the CFO as recommended by the Remuneration Committee;

•	monitoring and providing input into the formal approval of management's development and implementation of corporate strategy and performance objectives;

•	reviewing and ratifying systems of risk management and internal compliance and control, codes of conduct and legal compliance;

•	monitoring senior management's performance and implementation of strategy, and ensuring appropriate resources are available;

•	approving and monitoring the progress of major capital expenditure, capital management and acquisitions and divestitures;

•	regularly reviewing the overall performance of the Board, as well as the performance of committees, senior management and individual directors; and

•	approving and monitoring financial and other reporting.

The Board delegates responsibility for day-to-day management of the Company to the CEO. However the CEO must consult the Board on matters that are sensitive, extraordinary or of a strategic nature.

The Board has ultimate responsibility for ensuring compliance of Company officers and employees with other company policies including:

•	Continuous Disclosure

•	Code of Conduct

•	Community Relations

•	Environment

•	Heath & Safety

•	Trading Blackout

•	Whistleblowers

Composition of the Board

The Board of Directors is currently composed of five directors, of which two are independent directors. An independent director is considered to be a director who is independent of management and who is free from any interest and any business or relationship which could, in the view of the board of directors, reasonably interfere with the director's independent judgment.

During the most recently completed financial year, each of Anthony Lowrie and Montague House were deemed by the Board to be "independent" within the meaning of the ASX Corporate Governance Best Practice Recommendations. Mark Caruso and Frank Terranova are not "independent" as they are members of management. Mr. Steemson is not considered to be "independent".

Directorships

As of June 30, 2009, the following directors serve on the boards of other public companies, as listed below:

Name	Name of Reporting Issuer	Exchange
Mark V. Caruso	Mineral Commodities Limited	ASX
Gregory Steemson	Mineral Commodities Limited	ASX
	Carbine Resources Limited	ASX
Anthony Lowrie	Kenmare Resources PLC	LSE

Position Descriptions

The Board has not adopted written position descriptions for the positions of Executive Chairman, Chairman of the Audit, Compliance and Risk Committee or the Chief Executive Officer at this time. The Board has communicated to the individuals holding such positions during meetings of the Board the roles and responsibilities of these positions. The positions of Executive Chairman and Chief Executive Officer are currently held by Mark V. Caruso. The responsibilities of the Chief Executive Officer include developing the Company's strategic plans and successfully implementing such plans, providing quality leadership to the Company's staff, maintaining existing and developing new strategic alliances, considering possible strategic alternatives for the Company, and acting as an entrepreneur and innovator within the strategic goals of the Company. The responsibilities of the Executive Chairman include facilitating the activities of the Board and chairing Board meetings, while the responsibilities of the Chairman of the Audit, Compliance and Risk Committee include ensuring that the mandate of the Audit, Compliance and Risk Committee is carried out.

Orientation and Education

Allied Gold will provide new directors with an orientation program upon joining Allied Gold that includes copies of relevant financial, technical, geological and other information regarding its properties and meetings with management. Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and development, and to attend related industry seminars. Board members have full access to Allied Gold's records.

Ethical Business Conduct

The Board is considering a proposed code of business conduct and ethics prepared by management (the "code"). The code will be applicable to directors, officers and employees of the Company. The proposed code constitutes written standards that are reasonably designed to promote integrity and to deter wrongdoing. In particular, the code addresses the following issues:

•	Conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest

•	Protection and proper use of corporate assets and opportunities

•	Confidentiality of corporate information

•	Fair dealing with the Company's security holders, customers, suppliers, competitors and employees

•	Compliance with laws, rules and regulations

•	Reporting of any illegal or unethical behaviour

The Board will be responsible for monitoring compliance with the code and any waivers from the code that are granted for the benefit of the Company's directors or executive officers may only be granted by the Board. The board will from time to time discuss and emphasize the importance of matters relating to conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, compliance with laws and the reporting of any illegal or unethical behaviour.

Nomination of Directors

See "Committees of the Board of Directors — Remuneration and Nomination Committee" below.

Directors' Meetings

The number of directors' meeting and number of meetings attended by each of the directors of Allied Gold during the financial year ended June 30, 2009 was:

Director	Meetings Held*	Meetings Attended
Mark Caruso	8	8
Gregory Steemson	8	5
Anthony Lowrie	8	8
Richard Johnson	3	3
Frank Terranova	3	3
Montague House	2	2

*
Reflects the number of meetings held during the time the director held office during the financial period. The Remuneration and Nomination Committee did not meet during the financial period. The members of the Audit, Compliance and Risk committee were appointed in June 2009. The Audit, Compliance and Risk Committee did not meet during the financial period.

Committees of the Board of Directors

The Board has established two Board committees: an Audit, Compliance and Risk Committee and a Remuneration and Nomination Committee. From time to time, ad hoc committees of the directors may also be formed as deemed necessary to deal with specific situations.

In addition, the full Board is responsible for developing the Company's approach to corporate governance issues. The best practices of both the ASX Corporate Governance Council and the AIM Listing Rules, including the Combined Code on Corporate Governance have been applied by the Board. Where there has been any variation from the recommendations, it is because the Board believes that the Company is not yet of a size, nor are its financial affairs of such complexity, to justify some of those recommendations and as such those practices continue to be the subject of the scrutiny of the full Board.

The information below sets out the current members of each of the Company's Board committees and summarizes the functions of each of the committees in accordance with their mandates.

Audit, Compliance and Risk Committee

The Audit, Compliance and Risk Committee has been structured in accordance with the ASX Corporate Governance Council and the AIM Combined Code on Corporate Governance requirements. The Audit, Compliance and Risk Committee is comprised of Montague House, an unrelated, independent director, and Gregory Steemson, a non- independent, non-executive director, and Peter Torre, the Corporate Secretary of the Company. As such, Mr. Torre is not considered independent. Mr. House is the Chairman of the Audit, Compliance and Risk Committee. All of the committee members have the appropriate level of financial understanding and industry specific knowledge to be able to perform the duties of the position. The Company is currently in the process of reviewing the Audit, Compliance and Risk Committee to bring the committee into compliance with the provisions of National Instrument 52-110 — Audit Committees.

The main responsibilities of the committee are to:

•
consider and make recommendations to the board regarding the appointment of external auditors of the Company, audit fee and other external remuneration of the auditors, and questions of resignation and dismissal;

•	ensure the independence and objectivity of the external auditors;

•	discuss with the external auditors, before each annual audit commences, the nature and scope of the audit, and other relevant matters;

•	consider the half year and annual financial statements before submission to the Board of Directors;

•	discuss problems and reservations arising from final audits, interim audits or otherwise, and any matters the external auditors may wish to discuss;

•	consider the external auditor's management letter and management's response;

•	consider the major findings of any internal investigations and management's response; review any internal audit program established by the Company and ensure that it is adequately resourced; and

•	consider other topics, as defined by and referred to the Audit, Compliance and Risk Committee by the Board of Directors.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee is comprised of Montague House and Anthony Lowrie, each of whom is an unrelated, independent director and Gregory Steemson, a non-independent, non-executive director of the Company. All compensation arrangements for directors and senior officers are determined by the Remuneration and Nomination Committee and approved by the Board, after taking into account the current competitive rates prevailing in the market. Compensation packages comprise base salary and may include superannuation, fringe benefits and performance incentives. Executives and staff, if invited by the Board, may participate in the Option Plan. These packages are reviewed on an ongoing basis and, in most cases, are reviewed against predetermined performance criteria.

All remuneration paid to executives is valued at the cost to the Company and is measured in accordance with the applicable accounting standards. Options are valued using the Black-Scholes methodology. The Board expects that the compensation structure that is implemented will result in the Company being able to attract and retain the best executives to manage the Company. It will also provide the executives with the necessary incentives to work to grow long-term shareholder value.

The Board can exercise its discretion in relation to approving incentives, bonuses and options and can recommend changes to the Committee's recommendations.

There are no schemes for retirement benefits other than statutory superannuation for independent directors.

Risk Assessment and Management

The Board meets regularly to evaluate, control, review and implement the Company's operations and objectives. Regular controls established by the Board include:

•	detailed monthly financial reporting;

•	delegation of authority to the Managing Director to ensure approval of expenditure obligations;

•	implementation of operating plans, cash flows and budgets by management and Board monitoring of progress against projections; and

•	procedures to allow directors and management in the furtherance of their duties, to seek independent professional advice via the utilization of various external technical consultants.

Corporate Governance Policies

The Board has adopted a Code of Conduct, Security Trading Policy and Continuous Disclosure Policy and supports the highest standards of corporate governance and requires its directors and the management and staff of the Company to act with integrity and objectivity in relation to:

•	compliance with laws and regulations affecting the Company's operations;

•	the ASX's Corporate Governance Rules and the AIM Rules, including the Combined Code On Corporate Governance;

•	employment practices;

•	responsibilities to the community;

•	responsibilities to the individual;

•	the environment;

•	conflicts of interests;

•	confidentiality;

•	ensuring that shareholders and the financial community are at all times fully informed in accordance with the spirit and letter of the ASX's continuous disclosure requirements and the AIM Rules;

•	corporate opportunities or opportunities arising from these for personal gain or to compete with the Company;

•	protection of and proper use of the Company's assets; and

•	the active promotion of ethical behaviour.

While the Company does not have a formal procedure for regular assessments of the board, its committees and individual members, the board has adopted a charter which provides, among other things, that the board is responsible for appointing and removing directors (subject to shareholder ratification at general meetings) and for selecting directors and ensuring that a candidate's experience and competence can assist the Company in meeting its corporate objectives and plans. In discharging these responsibilities, the board will need to consider the performance of committees and directors and the appropriate actions where such performance does not meet the Company's objectives and plans.

Audit Committee Disclosure

The purpose of the Audit, Compliance and Risk Committee is to provide assistance to Allied Gold's Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving its accounting, auditing, financial reporting, internal control and legal compliance functions. It is an objective of the Audit, Compliance and Risk Committee to maintain free and open means of communications among the board of directors, the independent directors and financial and executive management. The entire text of the Charter of the Audit, Compliance and Risk Committee is set forth in Schedule "A".

Messrs. Steemson, House and Torre are the members of the Audit, Compliance and Risk Committee, each being financially literate and Mr. House being an unrelated, non-executive director of Allied Gold. Collectively, the members of the Audit, Compliance and Risk Committee have considerable skill and professional experience in accounting, business and finance. The specific education and experience of each member of the Audit, Compliance and Risk Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee is set out below:

Gregory H. Steemson, Non-Executive Director — Mr. Steemson, FAusImm, is a qualified geologist and geophysicist with an extensive background in exploration and the development and management of mining projects. He is Chief Executive Officer of Mineral Commodities Limited (since May 2009) and a director of Mineral Commodities Limited (since January 2001) and Carbine Resources Limited (since December 2008). Former directorships of public listed companies in the last 3 years include Sandfire Resources NL for which he served as Managing Director (June 2003 until August 2007).

Montague House, Non-Executive Director — Mr. House is a member of the Australian Institute of Company Directors and was previously a Member of Parliament in Western Australia from February 1986 until February 2005. Mr. House was elected as Deputy Leader of the National Party in 1988. He is also a director of Landgate Western Australia and Latent Petroleum.

Peter Torre, Company Secretary — Mr. Torre is the principal of the corporate advisory firm Torre Corporate which provides corporate secretarial services to a range of listed companies. Prior to establishing Torre Corporate in July 2003, Mr. Torre was a partner of an internationally affiliated firm of Chartered Accountants working within its Corporate Services Division for over nine years where he also held the position of Chairman of the National Corporate Services Committee. Mr. Torre holds a Bachelor of Business, is a Chartered Accountant, a Chartered Secretary and is a member of the Institute of Company Directors.

Pre-Approval Policies and Procedures

The Audit, Compliance and Risk Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities, unless the Company did not recognize such services as non-audit services at the time of engagement. The pre-approval requirement will be satisfied if such non-audit services are promptly brought to the attention of the Audit, Compliance and Risk Committee prior to the completion of the audit and approved by the Audit, Compliance and Risk Committee, or by one or more of its members to whom authority to grant such approvals has been delegated by the Audit, Compliance and Risk Committee. In addition, the Audit, Compliance and Risk Committee may satisfy the pre- approval requirement by adopting specific and detailed policies and procedures for the engagement of non-audit services, so long as the Audit, Compliance and Risk Committee is informed of each non-audit service and such procedures do not include delegation of the Audit, Compliance and Risk Committee's responsibilities to management.

Audit and all Other Fees

BDO Kendalls Audit & Assurance (WA) ("BDO") have been the auditors of the Company since July 2003. The following table provides detail in respect of audit, audit related, tax and other fees payable by the Company to the external auditors for professional services:

	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
Year ended June 30, 2009	$148,911	Nil	Nil	Nil
Year ended June 30, 2008	$84,736	Nil	$1,414	Nil

Audit Fees — payable for professional services rendered by the auditors for the audit of Allied Gold's annual financial statements as well as services provided in connection with statutory and regulatory filings.

Audit-Related Fees — payable for professional services rendered by the auditors and were comprised primarily of the review of quarterly financial statements and related documents.

Tax Fees — payable for tax compliance, tax advice and tax planning professional services. These services included reviewing tax returns and assisting in responses to government tax authorities.

All Other Fees — payable for professional services which included accounting advice and advice related to relocating employees.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed director or executive officer of the Company is, or within 10 years before the date hereof, has been: (a) a director, chief executive officer or chief financial officer of any company (including Allied Gold) that, (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (b) a director or executive officer of any company (including Allied Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

EXECUTIVE COMPENSATION

For the purpose of this section entitle "Executive Compensation", the following terms have the meanings ascribed thereto below:

"Chief Executive Officer" or "CEO" means each individual who served as chief executive officer of Allied Gold or acted in a similar capacity during the most recently completed financial year. The Executive Chairman, Mark Caruso, acts in the capacity of CEO for Allied Gold.

"Chief Financial Officer" or "CFO" means each individual who served as chief financial officer of Allied Gold or acted in a similar capacity during the most recently completed financial year. The Financial Officer, Frank Terranova, acts in the capacity of CFO for Allied Gold.

"executive officer" of Allied Gold means an individual who at any time during the most recently completed financial year was:

(a)	a chair of Allied Gold;

(b)	a vice-chair of Allied Gold;

(c)	the president of Allied Gold;

(d)	a vice-president of Allied Gold in charge of a principal business unit, division or function including sales, finance or production; or

(e)	an officer of Allied Gold or any of its subsidiaries or any other person or individual who performs a policy- making function in respect of Allied Gold.

"Named Executive Officers" or "NEOs" means the following individuals:

(a)	each CEO;

(b)	each CFO;

(c)
each of Allied Gold's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds C$150,000; and

(d)
any additional individuals for whom disclosure would have been provided under (c) above, but for the fact that the individual was not serving as an officer of Allied Gold at the end of the most recently completed financial year-end.

Compensation Discussion and Analysis

The purpose of the compensation discussion and analysis in this Bidder's Statement/Offer and Circular is to describe and explain the compensation program of Allied Gold for Allied Gold's Named Executive Officers in respect of the financial year ended June 30, 2009.

The objective of Allied Gold's remuneration framework is to attract and retain executives of sufficient calibre to facilitate the efficient and effective management of Allied Gold's operations and to ensure that executive remuneration is competitive and appropriate for the results delivered. The Board reviews the remuneration packages of the CEO, CFO and all executive officers on an annual basis and makes recommendations regarding the structure and value of those packages.

Remuneration packages are reviewed with due regard to competitiveness, performance, alignment with shareholders' interests, capital management and other relevant factors. The remuneration framework provides a mix of fixed and at-risk compensation.

The remuneration framework is aligned to shareholders' interests through:

•	incentive payments including as a core component growth in shareholder value through growth in share price;

•	incentive payments focusing on the production of gold; and

•	attracting and retaining high calibre executives.

The Board has established a remuneration committee which provides advice on remuneration and incentive policies and practices and specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

The Executive Chairman is not present for any discussions relating to determination of his own remuneration.

Executive Directors

The current base remuneration for directors was last reviewed with effect from October 1, 2008. There are no additional yearly fees payable to any director who is a member of any board committee. Directors who are also officers of Allied Gold do not receive any additional compensation for acting as a director.

Non-executive directors' fees are determined within an aggregate directors' fee pool limit. The current fee pool limit of $500,000 was approved by shareholders at Allied Gold's Annual General Meeting on November 28, 2008.

Executive pay

Executives are offered a competitive base pay that consists of fixed components plus incentive payments that are payable at the Board's discretion. Base pay for senior executives is reviewed annually to ensure each executive's pay is competitive with the market.

The executive remuneration framework has three components:

•	base pay and benefits, including superannuation;

•	short term cash based incentives available to nominated executives; and

•	long term incentives through participation in the Option Plan.

Base pay

Total base pay, including superannuation, can be structured as a total employment package which may be delivered as a combination of cash and prescribed non-financial benefits at the individual executive's discretion.

Base pay for executives is reviewed annually to ensure market competitiveness or any change in the executive's role and responsibilities.

There are no guaranteed base pay increases included in any executive remuneration contracts.

Employee Option Plan

The Allied Gold employee incentive option scheme (the "Option Plan") was re-approved by Allied Gold's shareholders at Allied Gold's Annual General Meeting held on November 28, 2008. The Option Plan is designed to provide long term incentives for employees and consultants to deliver long-term shareholder returns.

Option-Based Awards
The Board of Directors has the responsibility to administer the compensation policies related to the executive management of Allied Gold, including option-based awards. Allied Gold's Option Plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of executive officers as well as their impact or contribution to the longer-term operating performance of Allied Gold. There is no formal process in place that Allied Gold uses to grant stock options to executive officers. Generally, options are approved and granted by the Board of Directors on the recommendation of the Executive Chairman. In recommending the number of options to be granted to executive officers, the Executive Chairman takes into consideration the efforts and services provided to the Executive Chairman, the amount of options previously granted and the total number of options reserved for issuance under the Option Plan.

Summary Compensation Table
The following table sets forth the details regarding compensation earned by each of the Named Executive Officers in respect of the financial year ended June 30, 2009.

Financial Year Ended June 30, 2009

					Non-Equity
					Incentive Plan
					Compensation
						Long-
Name			Share-	Option-	Annual	Term
and			Based	Based	Incentive	Incentive	Pension	All Other	Total
Principal		Salary(1)	Awards	Awards	Plans	Plans	Value	Compensation	Compensation
Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Mark Caruso,	2009	360,600	1,198,555	Nil	Nil	Nil	Nil	Nil	1,539,155
Executive Chairman and CEO(2)
Richard Johnson,	2009	137,254	Nil	Nil	Nil	Nil	10,603	Nil	147,857
Chief Executive Officer(3)
Frank Terranova,	2009	261,468	527,616	Nil	Nil	Nil	23,046	Nil	812,130
Chief Financial Officer(4)
Ross Hastings,	2009	200,000	312,146	Nil	Nil	Nil	18,000	Nil	530,146
Manager Resource and Development(5)
Peter DuPlessis,	2009	175,291	146,700	Nil	Nil	Nil	15,776	Nil	337,767
Resident Manager Simberi Operations(6)
Fergus Hart,	2009	170,001	Nil	Nil	Nil	Nil	9,276	Nil	179,287
Resident Manager Simberi Operations(7)
Tony Bubb,	2009	160,506	108,020	Nil	Nil	Nil	25,259	Nil	293,785
Mining Manager(8)
Peter Torre,	2009	76,000	167,622	Nil	Nil	Nil	Nil	Nil	243,622
Company Secretary

Notes:

1.
Salaries, fees and benefits includes gross salary and fees, fringe benefits, professional memberships and subscriptions, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors' and Officers' Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

2.	Mr. Caruso was appointed Chief Executive Officer effective October 3, 2008. He also serves as the Company's Executive Chairman.

3.	Mr. Johnson resigned as Chief Executive Officer effective October 3, 2008.
4.
Mr. Terranova was appointed a director on December 10, 2008. He also serves as the Company's Chief Financial Officer. Amounts shown above include all Mr. Terranova's remuneration during the reporting period, whether as a director or as Chief Financial Officer. Amounts received in his capacity as director amounted to $149,676 consisting of salary of $137,763, and superannuation of $11,913.

5.	Mr. Hastings was appointed Manager, Resource and Development in October 2005.
6.	Mr. DuPlessis was appointed Resident Manager, Simberi Operations effective September 29, 2008.
7.	Mr. Hart resigned as Resident Manager, Simberi Operations effective September 29, 2008
8.	Mr. Bubb resigned as Mining Manager effective June 30, 2009.

Narrative Discussion

See "Compensation Discussion & Analysis" and "Management Agreements" for a description of the agreements or arrangements that are or were in place with respect to the Named Executive Officers.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the details regarding all incentive awards outstanding for each Named Executive Officer as of June 30, 2009, including awards granted before the most recently completed financial year.

	Option-Based Awards					Share-Based Awards
							Market or
	Number of					Number of	Payout Value
	Securities			Value of		Shares or Units	of Share-
	Underlying	Option		Unexercised		of Shares That	Based Awards
	Unexercised	Exercise	Option	in-the-money		Have Not	That Have
	Options	Price	Expiration	Options		Vested	Not Vested
Name	(#)	($)	Date	($)		(#)	($)
Mark Caruso,	10,000,000	0.35	30/11/2011
Executive Chairman	3,400,000	0.45	31/12/2009	600,000	(1)	—	—
Richard Johnson,	1,000,000	0.80	31/12/2010	Nil	(2)	—	—
Chief Executive Officer	1,000,000	1.00	31/12/2010
	1,000,000	1.25	31/12/2010
	1,000,000	1.50	31/12/2010
	1,000,000	2.00	31/12/2010
Frank Terranova,	6,250,000	0.35	31/10/2011	375,000	(3)	—	—
Chief Financial Officer
Ross Hastings,	3,750,000	0.35	31/10/2011	225,000	(4)	—	—
Manager Resource and
Development
Peter DuPlessis,	1,000,000	0.35	31/10/2011	60,000	(5)	—	—
Resident Manager Simberi
Operations
Fergus Hart,	—	—	—	—		—	—
Resident Manager Simberi
Operations
Tony Bubb, Mining	750,000	0.35	31/10/2011	45,000	(6)	—	—
Manager
Peter Torre,	2,000,000	0.35	30/11/2011	120,000	(7)	—	—
Company Secretary

Notes:

(1)	This number includes $285,000 in respect of vested options and $315,000 in respect of unvested options held by Mr. Caruso.
(2)	Mr. Johnson's options had all vested as of June 30, 2009.
(3)	This number includes $210,000 in respect of vested options and $165,000 in respect of unvested options held by Mr. Terranova.
(4)	This number includes $105,000 in respect of vested options and $120,000 in respect of unvested options held by Mr. Hastings.
(5)	This number includes $21,000 in respect of vested options and $39,000 in respect of unvested options held by Mr. DuPlessis.

(6)	This number includes $15,000 in respect of vested option and $30,000 in respect of unvested options held by Mr. Bubb.
(7)	This number includes $60,000 in respect of vested options and $60,000 in respect of unvested options held by Mr. Torre.
(8)
At a shareholders meeting to be held in November 2009, the Company is proposing to seek shareholder approval for the issuance of an aggregate of 37,500,000 options to Messrs. Caruso and Terranova exercisable at $0.50 per share, subject to various conditions.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth the details regarding the value vested or earned of incentive plan awards for each Named Executive Officer for the financial year ended June 30, 2009.

	Option-Based	Share-Based	Non-Equity Incentive Plan
	Awards — Value	Awards — Value	Compensation — Value
	Vested During the Year	Vested During the Year	Earned During the Year
Name	($)(1)	($)	($)
Mark Caruso,	—	—	—
Executive Chairman
Richard Johnson,	—	—	—
Chief Executive Officer
Frank Terranova,	—	—	—
Chief Financial Officer
Ross Hastings,	—	—	—
Manager Resource and Development
Peter DuPlessis,	28,000	—	—
Resident Manager Simberi Operations
Fergus Hart,	—	—	—
Resident Manager Simberi Operations
Tony Bubb,	20,000	—	—
Mining Manager
Peter Torre,	—	—	—
Company Secretary

Note:

(1)
For this purpose, the options are valued on the date of vesting. The "value vested" represents the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This is calculated by computing the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise price of the options under the option-based award on the vesting date

Narrative Discussion

A description of the Company's Option Plan is set out under the heading "Stock Option Plan" below.

Management Agreements and Termination Benefits
Allied Gold has entered into formal service agreements with directors and key management personnel. On appointment to the Board, all non-executive directors enter into a service agreement with Allied Gold, in the form of a letter of appointment. The letter summarises the Board policies and terms, including compensation, relevant to the particular appointment.

Remuneration and other terms of employment for the Managing Director, Chief Executive Officer, Chief Financial Officer and other key management personnel are also formalised in contracts of employment. Some of these agreements provide for the provision of performance related bonuses as well as participation in the Option Plan. Other major provisions of the agreements relating to remuneration are set out below.

Any contract with an employee may be terminated by either party giving relevant notice.

Mark V. Caruso, Executive Chairman

•	No fixed term.

•	Base remuneration of $350,000 per annum inclusive of superannuation effective from October 6, 2008.

•
Entitled to an annual bonus of no more than 30% of base remuneration if key performance indicators set by the Board on an annual basis are achieved. No key performance indicators were established for the year ended June 30, 2009 and as such there was no entitlement to a bonus for the year ended June 30, 2009 under this provision of the service agreement.

•
Four weeks notice of termination by Allied Gold. In the event that employment is terminated by Allied Gold, Mr. Caruso is entitled to twelve month's base remuneration plus any amount payable in lieu of notice.

•
Eight weeks notice of termination by Executive. In that event that employment is terminated by Mr. Caruso, Mr. Caruso is entitled to three month's base remuneration plus any amount payable in lieu of notice.

•	Granted 4,750,000 Tranche A options, 2,250,000 Tranche B options and 3,000,000 Tranche C options.

Frank Terranova, Chief Financial Officer
•	No fixed term.

•	Base remuneration of $285,000, inclusive of superannuation effective from October 6, 2008.

•
Entitled to an annual bonus not exceeding 30% of base payments dependent on achievement of specific objectives as determined by the Chief Executive Officer commencing the financial year ending June 30, 2009. No key performance indicators were established for the year ended June 30, 2009 and as such there was no entitlement to a bonus under this provision of the service agreement.

•	Eight weeks notice of termination. On termination by Allied Gold, entitled to termination pay of twelve months total fixed remuneration.

Peter Torre, Company Secretary

•	No fixed term.

•	Three year term commencing October 6, 2008.

•	Base remuneration of $84,000 per annum.

•
Three months notice of termination by Allied Gold. In the event that appointment is terminated by Allied Gold, Mr. Torre is entitled to the lesser of three month's base remuneration or balance of contract term.

•
Three months notice of termination by Mr. Torre. In that event that employment is terminated by Mr. Torre, Mr. Torre is entitled to three month's base remuneration plus any amount payable in lieu of notice.

•	Granted 1,000,000 Tranche A options, 500,000 Tranche B options and 500,0000 Tranche C options.

Ross Hastings, General Manager Resource and Development

•	No fixed term.

•	Base remuneration of $218,000 inclusive of superannuation.

•	Entitled to four week's pay on termination by Allied Gold or by Mr. Hastings.

Peter DuPlessis, Resident Manager Simberi Operation

•	No fixed term.

•	Base remuneration, exclusive of superannuation, of $220,000 per annum.

•
Entitled to a performance bonus of $22,000 gross based upon the satisfaction of achieving quarterly key performance indicators ("KPI's"). The KPI's are as follows: (a) average cost of gold per ounce sold for the Quarter is AUD $600 or less, as calculated by the Chief Financial Officer; and (b) the total gold shipped per quarter is a minimum of 21,000 ounces.

•	In the event Allied Gold terminates the employment, three month's salary will be paid.

Richard Johnson, Chief Executive Officer and Managing Director (appointed January 1, 2008, resigned October 3, 2008)

•	Fixed term of 3 years commencing January 1, 2008.

•	Base remuneration of $380,000, inclusive of superannuation, reviewed annually by Board of Directors.

•
5 million options issued on appointment. The options are in five parcels of one million options exercisable at $0.80, $1.00, $1.25, $1.50 and $2.00 respectively. All options expire on December 31, 2010.

•
Entitled to a performance bonus based upon the satisfaction of certain key performance indicators ("KPI's"). No key performance indicators were established for the year ended June 30, 2009 and as such there was no entitlement to a bonus under this provision of the service agreement.

•
Four weeks notice of termination. On termination by the Company entitled to payment of base salary that would have been payable had the full term of the contract been carried out. In the event of the position being made redundant following a takeover of the Company and the term to expiry of the employment contract is less than one year, then entitled to a minimum of 1 times base salary and entitlements at the time of the takeover.

Fergus Hart, General Manager Simberi Gold Company (resigned September 29, 2008)

•	Total fixed remuneration of $252,000 inclusive of superannuation, subject to periodic review.

•	Mr. Hart received four week's pay on resignation of his employment with Allied Gold.

Tony Bubb, Mining Manager (resigned June 30, 2009)

•	Base salary, exclusive of superannuation, was $195,800 per annum.

•	Mr Bubb did not receive any termination payment in relation to his resignation.

Tranche A options vest on grant date, Tranche B options vest upon the 100,000 th ounce of gold production between October 1, 2008 and December 31, 2009. Upon production of 75,000 ounces within that timeframe, the directors have the discretion to require the holder to exercise 50% of the Tranche B options in which case the holder will forego the balance of the options. Tranche C options vest when the weighted average price of the Allied Gold Shares is greater than $0.70 on the ASX for five consecutive days.

Pension Plan Benefits
Allied Gold does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. In compliance with certain statutory requirements in Australia, Allied Gold is required to make payments to a superannuation fund nominated by the employee at the rate of 9% of the employee's salary. Allied Gold has no involvement in the management or selection of any such fund, and does not have access to information with respect to any such fund, including principal amounts held by such funds or rates of return of such funds. The salary compensation figures set out herein include such superannuation payments.

Director Compensation
Director Compensation Table

The following table sets forth the details regarding compensation paid to Allied Gold non-executive directors during the financial year ended June 30, 2009. Executive directors do not receive additional compensation for acting in the capacity of director.

				Non-Equity
	Fees	Share-Based	Option-Based	Incentive Plan		All Other
	Earned	Awards	Awards(1)	Compensation	Pension Value	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Gregory Steemson	74,250	Nil	228,451	Nil	Nil	Nil	302,701
Anthony Lowrie	74,250	Nil	228,451	Nil	Nil	Nil	302,701
Montague House	25,000	Nil	Nil	Nil	Nil	Nil	25,000

Note:

(1)
Fair values at grant date are independently determined using the binominal option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Narrative Discussion

Fees payable to non-executive directors reflect the demands which are made on, and the responsibilities of, the individual director. Non-executive directors' fees and payments are reviewed annually by the Board. During the year certain non- executive directors received share options in accordance with a resolution approved by shareholders at Allied Gold's Annual General Meeting held on November 28, 2008.

The Company has the Stock Option plan for the granting of incentive stock options to the employees and consultants of the Company. Incentive stock options are issued to the Company's directors by way of separate option grants as approved by the Company's shareholders. The Company did not grant any stock options to the directors during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Gregory Steemson, Non Executive Director

•	No fixed term.

•	Total fixed remuneration of $75,000 per annum for services as a non executive director.

•	Annual retainer of $45,000 for geological consulting services.

•	Four weeks notice of termination.

•	Granted 1,000,000 Tranche A options, 500,000 Tranche B options and 500,000 Tranche C options.

Anthony Lowrie, Non Executive Director

•	No fixed term.

•	Total fixed remuneration of $75,000 per annum for services as a non executive director.

•	Four weeks notice of termination.

•	Granted 1,000,000 Tranche A options, 500,000 Tranche B options and 500,0000 Tranche C options.

Montague House, Non Executive Director

•	No fixed term.

•	Total fixed remuneration of $75,000 per annum for services as a non executive director.

•	Four weeks notice of termination.

Directors Share-Based Awards and Option-Based Awards

The following table sets forth the details regarding the incentive plan awards for each non-executive director of the Company outstanding as of June 30, 2009.

	Option-Based Awards					Share-Based Awards
	Number of					Number of	Market or
	Securities			Value of		Shares or Units	Payout Value
	Underlying	Option		Unexercised		of Shares That	of Share-Based
	Unexercised	Exercise	Option	in-the-money		Have Not	Awards That Have
	Options	Price	Expiration	Options		Vested	Not Vested
Name	(#)	($)	Date	($)		(#)	($)
Gregory Steemson	2,000,000	0.35	30/11/2011	120,000	(1)	—	—
Anthony Lowrie	2,000,000	0.35	30/11/2011	120,000	(1)	—	—
Montague House (2)	—	—	—	—		—	—

Note:
(1)	This number includes $60,000 in respect of vested options and $60,000 in respect of unvested options held by Mr. Steemson and Mr. Lowrie.
(2)
At a shareholders meeting to be held in November 2009, the Company is proposing to seek shareholder approval for the issuance of 1,500,000 options to Mr. House exercisable at $0.30 per share, subject to various conditions.

Directors Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth the details regarding the value vested or earned of incentive plan awards for each non- executive director of the Company for the financial year ended June 30, 2009.

Non-Equity Incentive Plan
	Option-Based Awards —	Share-Based Awards — Value	Compensation — Value Earned
	Value Vested During the Year	Vested During the Year	During the Year
Name	($)(1)	($)	($)
Gregory Steemson	Nil	Nil	Nil
Anthony Lowrie	Nil	Nil	Nil
Montague House	Nil	Nil	Nil

Note:
(1)
The "value vested" represents the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This is calculated by computing the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise price of the options under the option-based award on the vesting date.

Stock Option Plan

Allied Gold established an employee incentive option scheme (the "Option Plan") for, inter alia, the employees and consultants of Allied Gold or any related entity ("Eligible Persons"). The Option Plan was established to advance the interests of Allied Gold by encouraging stock ownership by Eligible Persons and attracting, motivating and retaining Eligible Participants. The Option Plan is administered by the Board. Under the Option Plan, options to purchase shares may be granted by the Board to Eligible Persons. The Board has the authority, subject to the terms of the Option Plan, to determine the terms, including the limitations, restrictions and conditions, if any, upon such grants and shall take into account the skill, experience, length of service with Allied Gold, remuneration level and such other criteria as the directors consider appropriate in the circumstances. The Option Plan provides that directors are not included as Eligible Persons; the Company has a separate plan on substantially similar terms to the Option Plan for members of the Board of Directors, except that shareholders must ratify grants of stock options to directors and that options granted to directors do not generally expire until their original expiry date, regardless as to whether a director resigns or is not re-elected prior to such expiry date.

The Option Plan provides that, subject to any regulatory requirements, the exercise price for any option granted under the Option Plan shall be determined by the Board of Directors and shall be no less than any minimum specified by the listing rules of the ASX. All offers of option grants will be made using an "Offer Document" as prescribed by the Option Plan or by applicable regulation. The terms of each grant will be set out in the Offer Document. Options are not assignable. The terms of grant of options may be varied by the Board of Directors only in accordance with the rules of the ASX, and requires the consent of the grantee if any such variation would be materially prejudicial to the grantee, other than adjustments to comply with applicable legislation, to correct errors, or to permit Allied Gold to comply with the rules of the ASX or foreign laws or regulatory bodies.

Options are exercisable when the conditions in respect of each grant of options have been satisfied and there is otherwise no prohibition precluding the exercise of such options. Options must be exercised in such minimum numbers as prescribed by the rules of the ASX.

The Board of Directors may determine in its discretion the number of options to be granted to an Eligible Person. Options are exercisable during a period established at the time of their grant, such period to be set out in Offer Document. Any Option not exercised prior to the expiry date will become null and void. Options that are not exercisable at the time an Eligible Person ceases to be an Eligible Person for any reason, including termination of employment for cause or resignation, will be immediately null and void. Options that are exercisable at the time an Eligible Person ceases to be an eligible person for any reason, including termination of employment for cause or resignation, will be exercisable for a period of 60 days after such date of termination or resignation. In the case of death, permanent disability, retirement or redundancy of an Eligible Person, the legal representative of such Eligible Person may exercise any unexercised options which are otherwise eligible to be exercised. In such event, the Board of Directors may, in its discretion, permit the exercise of Options that are not exercisable at such time and have not otherwise lapsed. In all cases, the Board of Directors may determine in its discretion that any options that are not otherwise exercisable, but have not lapsed, may be exercised within any such additional time as determined by the board.

RISK FACTORS

An investment in Allied Gold and the Allied Gold Shares is subject to risks and uncertainties. The occurrence of any one or more of these risks or uncertainties could have a material adverse effect on the value of any investment in Allied Gold and the business, prospects, financial position, financial condition or operating results of the Company. Prospective investors should carefully consider the information presented in this Bidder's Statement/Offer and Circular, including the following risk factors, which are not an exhaustive list of all risk factors associated with an investment in Allied Gold or the Allied Gold Shares or in connection with the operations of the Company:

Allied Gold depends on a single mineral project.

Allied Gold currently has one operating gold mine, the Simberi gold mine. Any event leading to the reduction in production or closure of this mine will have a material adverse effect on the Company's financial performance and results of operations.

The Simberi Project accounts for all of the Company's mineral resources and reserves and the potential for the future generation of revenue. Any adverse development affecting the progress of the Simberi Project may have a material adverse effect on the Company's financial performance and results of operations. These developments include, but are not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, hiring suitable personnel and engineering contractors, or securing supply agreements on commercially suitable terms,.

Precious metal exploration projects may not be successful and are highly speculative in nature.

The exploration for and development of precious metals involves significant risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of a precious metal deposit may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a precious metal deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of precious metals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made by the Company towards the search and evaluation of precious metal deposits will result in discoveries of commercial quantities of such metals.

Mining operations generally involve a high degree of risk.

Mining operations are subject to all the hazards and risks normally encountered in the exploration for and development and production of precious metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, variations in grade, deposit size, density and other geological problems, hydrological conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment including fuel, labour force disruptions, unanticipated transportation costs, unanticipated regulatory changes, unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum, and adverse weather conditions and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Should any of these risks and hazards affect any of Allied Gold's proposed mining operations, it may cause the cost of production to increase to a point where it would no longer be economic to produce gold from the Company's mineral reserves, which would have a material and adverse affect on the financial condition, results of operation, and cash flows of the Company.

Gold price volatility may affect the future production, profitability, financial position and financial condition of Allied Gold.

The development and success of the Simberi Project will be primarily dependent on the future price of gold. Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond the control of the Company. Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold and other base and precious metals has fluctuated widely in recent years, and future serious price declines could cause continued development of, and commercial production from, the Company's properties to be impracticable or uneconomic. Depending on the price of gold and other base metals, projected cash flow from planned mining operations may not be sufficient and the Company could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company's mining properties is dependent on gold prices that are adequate to make these properties economically viable. Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Company's investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting the Company's mineral reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Allied Gold's mineral resources and reserves are estimates only.

There is no certainty that the mineral resources, or any future mineral reserve, attributable to Allied Gold will be realized. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral resources and mineral reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and currency exchange rates. Any material change in the quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company's ability to extract these mineral reserves, could have a material adverse effect on the Company's results of operations and financial condition. Also, a reduction in estimated reserves could require material write-downs in investment in the affected mining property and increased amortization, reclamation and closure changes.

Foreign investments and operations are subject to numerous risks associated with operating in foreign jurisdictions.

Allied Gold conducts mining, development or exploration activities in Papua New Guinea. Allied Gold's foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on Allied Gold's profitability or the viability of its affected foreign operations, which could have a material and adverse effect on Allied Gold's future cash flows, earnings, results of operations and financial condition.

Risks may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under- development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Papua New Guinea or by its court system. These risks may limit or disrupt Allied Gold's operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

The economy and political system of Papua New Guinea should be considered by investors to be less predictable than those in countries in which the majority of investors are likely to be resident. The possibility that the current, or a future, government may adopt substantially different policies, take arbitrary action which might halt production, extend to the re- nationalization of private assets or the cancellation of contracts, the cancellation of mining and exploration rights and/or changes in taxation treatment cannot be ruled out, the happening of any of which could result in a material and adverse effect on the Company's results of operations and financial condition.

The following are risks more specifically associated with the Company's operations in Papua New Guinea;

(a)     Legal Systems

Papua New Guinea has a less developed legal system than Australia or Canada, which may result in risks such as: (i) potential difficulties in obtaining effective legal redress in the courts of Papua New Guinea, whether in respect of a breach of law or regulation, or in an ownership dispute; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters. The commitments of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licences and agreements for business. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed.

(b)     Civil Unrest

There have been instances of civil unrest within Papua New Guinea. Although the Company believes that the risk of civil insurrection on Simberi Island and the Tabar Islands in general is unlikely, there can be no assurance that the people of the region will not disrupt operations at the proposed mine site in the future.

(c)     Government Stability

Allied Gold's mining operations are subject to political, economic and other uncertainties, including the risk of civil rebellion, expropriation, nationalisation, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions and international monetary fluctuations. Future Papua New Guinea Government actions concerning the economy or the operation and regulation of nationally important facilities such as mines could have a significant effect on the company. No assurances can be given that the Simberi operation will not be adversely affected by future developments in Papua New Guinea. Fiscal and tax policy in Papua New Guinea can be uncertain and subject to sudden changes. For example, the Papua New Guinea Government imposed and later replaced a 4% mining levy and 15% withholding tax on interest in 1998 and 1999. In addition to the national Papua New Guinea Government, Papua New Guinea has a system of 19 provincial level governments, which are funded almost entirely by direct grants from the national Papua New Guinea Government. In the past, there have been disagreements between the Papua New Guinea Government and the provincial level governments of Papua New Guinea, primarily in relation to power sharing and revenue arrangements.

(d)     Papua New Guinea Land Policy

Since 1978, the Papua New Guinea Government has maintained a policy of holding an equity participation option of up to 30% in mining projects located in Papua New Guinea. This equity has been purchased on a historical or sunk cost basis. In 1992, the previous Papua New Guinea Government announced a decision to increase the Papua New Guinea Government's equity interest in an existing gold project at Porgera and renegotiated that interest from 10% to 25%. Although the other joint venturers in the Porgera project resisted this move, a price was ultimately negotiated and accepted by all parties. The Company is not aware of any current intention on the part of the Papua New Guinea Government to seek equity participation in its Papua New Guinea projects. No assurance can be given that the Papua New Guinea Government will not seek to acquire equity in the Simberi or other Tabar Islands properties in the future. In the past the Papua New Guinea Government has taken equity only in major mining projects of national significance.

Approximately 97% of land in Papua New Guinea is held under a land tenure system, the nature and terms of which vary considerably throughout the country. In general, land held under such tenure cannot be alienated and is almost entirely communally owned. Title to most land in Papua New Guinea has not been recorded or registered and there has been little surveying. As a result, title to land (in Western legal terms) is often unclear. Disputes over land ownership are common, especially in the context of resource developments. Identifying all the affected landowners, and structuring compensation arrangements that are both fair and acceptable to all of them, can be difficult. The Company believes that the satisfactory resolution of local landowner concerns is essential to the development and operation of a mine in Papua New Guinea and believes that it enjoys sound relationships with the affected landowners. The Company has always been committed to spending considerable time, effort and expense in order to resolve landowner issues relating to the Simberi operation, but there can be no assurance that disruptions arising out of landowner dissatisfaction will not occur.

Allied Gold may experience regulatory, consent or permitting delays.

The business of mineral exploration, project development, mining and processing is subject to various national and local laws and plans relating to: permitting and maintenance of title; environmental consents; taxation; employee relations; heritage/historic matters; health and safety; royalties; land acquisition; and other matters.

There is a risk that the necessary permits, consents, authorizations and agreements to implement planned exploration, project development, or mining may not be obtained under conditions or within time frames that make such plans economic, that applicable laws, regulations or the governing authorities will change or that such changes will result in additional material expenditures or time delays.

There is no assurance as to Allied Gold's ability to sustain and expand mineral reserves and resources.

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce gold. The life-of-mine estimates included in this document in respect of the Simberi Project may not be correct. The Company's ability to maintain or increase its annual production of gold in the future will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines. The Simberi Project has an remaining life of over 10 years based only on proven and probable mineral reserves.

Feasibility studies may be used to determine the economic viability of a deposit. Many factors are involved in the determination of the economic viability of a deposit including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future gold prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold from the ore and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and as a result Allied Gold cannot give assurance that its development or exploration projects will become operating mines. If a mine is developed, actual operating results may differ from those anticipated, thereby impacting on the economic viability of the project.

Allied Gold's current and proposed exploration and mining activities are predominantly in one country.

Allied Gold is conducting its exploration and development activities predominantly in Papua New Guinea. Allied Gold believes that the Government of Papua New Guinea supports the development of natural resources. There is no assurance that future political and economic conditions in Papua New Guinea will not result in the Government of Papua New Guinea adopting different policies respecting foreign development and ownership of mineral resources. Any such change in policy may result in changes in laws affecting ownership of assets, land tenure and mineral concessions, taxation, royalties, rates of exchange, environmental protection, labour relations, repatriation of income and return of capital, which may affect both Allied Gold's ability to undertake exploration and development activities in respect of future properties as well as its ability to continue to explore and develop those properties in respect of which it has obtained mineral exploration rights to date.

Allied Gold's title to mineral rights could be challenged.

The acquisition and retention of title to mineral rights is a detailed and time consuming process. Title to, and the area of, mineral resource claims may be disputed or challenged. The Company's right to explore for, mine, produce and sell gold from the Simberi Project is based on the Exploration and Mining License. Should Allied Gold's rights under the Exploration and Mining License not be honoured or be unenforceable for any reason, or if any material term of the Exploration and Mining License is unilaterally changed or not honoured, including the boundaries, Allied Gold's ability to explore and produce gold in the future would be materially and adversely affected, and this would have a material and adverse effect on the Company's financial performance and results of operations.

Allied Gold relies on its management team and outside contractors, and the loss of one or more of these persons may adversely affect Allied Gold.

The success of the operations and activities of Allied Gold is dependent to a significant extent on the efforts and abilities of its management and outside contractors. Investors must be willing to rely to a significant extent on management's discretion and judgment, as well as the expertise and competence of outside contractors. Allied Gold does not have in place formal programs for succession of management and training of management, nor does it hold key person insurance on these individuals. The loss of one or more of these key employees or contractors, if not replaced, could adversely affect Allied Gold's profitability, results of operations and financial condition.

Inferred mineral resources are uncertain and their economic viability cannot be assured.

Inferred mineral resources cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Allied Gold has a limited history of mining operations.

The Company has a limited history of mining operations, and there is no assurance that it will successfully operate profitably or provide a return on investment in the future. Other factors mentioned in this section entitled "Risk Factors" may also prevent Allied Gold from successfully operating a mine.

Allied Gold's properties are subject to environmental risks.

Mining operations have inherent risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive. Allied Gold cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Allied Gold's insurance coverage does not cover all of its potential losses, liabilities and damages related to its business and certain risks are uninsured or uninsurable.

The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes or slowdowns, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment or laws, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Currency fluctuations may affect the costs that Allied Gold incurs in its operations.

The Company's revenue from Gold sales is received in United States dollars while a significant portion of its operating expenses will be incurred in the Australian dollars, Papua New Guinean Kina and other foreign currencies. From time to time, the Company will borrow funds and will incur capital expenditures that are denominated in foreign currency. The appreciation of non-U.S. dollar currencies in those countries where Allied Gold has mining and exploration operations against the U.S. dollar would increase the costs of gold production at such operations which could materially and adversely affect the Company's profitability, results of operation and financial position.

Allied Gold has a history of operating losses and there can be no assurance that Allied Gold will ever be profitable.

Allied Gold's operations have sustained operating losses during recent fiscal years.

Allied Gold may require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to Allied Gold.

There can be no assurance that financing will be available to the Company or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of shareholders in the net assets of the Company may be diluted. Any failure of the Company to obtain required financing on acceptable terms could have a material adverse effect on the Company's financial condition, results of operations and liquidity and require the Company to cancel or postpone planned capital investments.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of Allied Gold, or associates or affiliates of the foregoing persons are indebted to Allied Gold or have been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Allied Gold.

ONGOING SHAREHOLDER AND OTHER REPORTING
REQUIREMENTS IN CANADA, AUSTRALIA AND THE UK

Canada

Insider Requirements

Under Canadian securities legislation, a person or company (and any director or officer of such company) who beneficially owns, directly or indirectly, or exercises control or direction over, securities of a reporting issuer carrying 10% or more of votes attached to all securities of a reporting issuer is, like directors and senior officers of the reporting issuer, considered an "insider" of the reporting issuer. Insiders of a reporting issuer are subject to requirements under securities legislation in Canadian jurisdictions to report trades of shares. These and other requirements of Canadian securities legislation will apply to the Company if it becomes a reporting issuer in one or more provinces in Canada. Allied Gold is currently not reporting issuer in any jurisdiction in Canada at this time. However, as an ASX and AIM listed issuer, the Company will still be required to comply with all relevant Australian and UK laws and regulations, including the ASX Listing Rules and AIM Rules.

Australia

Disclosure of Shareholding

The Australian Corporations Act requires that a shareholder who has, or together with associates (as defined in the Australian Corporations Act) have a voting power of 5% or more of the voting shares in the Company must give a prescribed notice to the Company and ASX of the fact, and that shareholder must continue to give a prescribed notice if there is a movement of at least 1% in their holding.

Foreign Investment Review Board Approval

Under the Australian Foreign Acquisition and Takeovers Act, the Australian Treasurer may make blocking or unwinding orders if a non-Australian foreign person or entity acquires a substantial interest in an Australian company (i.e. if that person, alone or with associates, controls 15% or more of the voting power of the company, or holds an interest in 15% or more of the issued shares of the company, or if that person in conjunction with one or more other persons and associates controls 40% or more in aggregate of the voting power of the company or has an interest in 40% or more of the company's issued shares), without first obtaining approval from the Foreign Investment Review Board. Proposed acquisitions may require notification and the control of such acquisitions depends on the policy of the Australian Government and of the Australian Foreign Investment Review Board from time to time.

Takeover Provisions

The takeover provisions of the Australian Corporations Act apply to dealings in the Company's shares. The Australian Corporations Act forbids the acquisition of a "relevant interest" (defined broadly as either holding the securities, having the power to exercise (or control the exercise of) a right to vote attached to the securities, or having the power to dispose (or control the exercise of a power to dispose) of the securities) in a company incorporated in Australia if, as a result, the voting power of the acquirer alone or with associates (or any other person) would increase from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

United Kingdom

Disclosure of Shareholding

Where a person holds, either directly or indirectly, shares or financial instruments (such as options) of U.K. issuers (including issuers admitted to AIM) a notification obligation to the Financial Services Authority (FSA) arises. In the case of Allied Gold, a non-U.K. issuer with shares admitted to AIM, shareholders need to disclose holdings at 5%, 10%, 15%, 20%, 25%, 30%, 35%, 50% and 75%.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the Company has not entered into any contracts material to the Company since July 1, 2008, or before July 1, 2008 which are still in effect, other than the following:

1.	the Pre-Bid Agreement;

2.	the Implementation Agreement;

3.	a dry hire contract dated August 2008 with Minesite Construction Services Pty Ltd. relating to the hire of mining equipment; and

4.
a letter of intent with Barrick Gold Corporation dated March 10, 2008 to enter into a $20.0 million farm-in agreement with respect to Allied Gold's exploration licence EL 609 on Tatau and Big Tabar Islands as described in "General Development of the Business — Three Year History".

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Allied Gold is not the subject of any legal proceedings or regulatory actions material to Allied Gold, to which Allied Gold is a party or to which any of its properties is subject and no such proceedings or actions are known to be contemplated.

EXPERTS

Information of an economic (including economic analysis), scientific or technical nature regarding the Simberi Project is included in this Bidder's Statement/Offer and Circular based upon the Technical Report entitled "Simberi Gold Project, Simberi Island, Papua New Guinea" dated September 25, 2009 which was prepared for Allied Gold by Stephen Godfrey and John Battista of Golder Associates and Phil Hearse of Battery Limits, all of whom are "Qualified Persons" as defined in National Instrument 43-101 and are independent of Allied Gold within the meaning of National Instrument 43-101.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Bidder's Statement/Offer and Circular, no director or senior officer of Allied Gold or any shareholder holding, on record or beneficially, directly or indirectly, more than 10% of the issued shares, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any material transaction with Allied Gold within the three years preceding the date of this Bidder's Statement/Offer and Circular or in any proposed transaction which has materially affected or would materially affect Allied Gold.

AUDITORS

The auditors of Allied Gold are BDO Kendalls Audit & Assurance (WA) Pty Ltd, 128 Hay Street, Subiaco, Western Australia, 6008.

REGISTRAR AND TRANSFER AGENTS

Allied Gold's registrar and transfer agent in Australia is Computershare Investor Services Pty Ltd. Level 2, Reserve Bank Building, 45 St. Georges Terrace, Perth, Western Australia, Australia, 6000. The Company's registrar and transfer agent in the United Kingdom is Computershare Investor Services PLC at P.O. Box 82, The Pavillions, Bridgwater Road, Bristol, BS99 7NH, United Kingdom. In the event that Allied Gold is successful in obtaining a listing on the TSX, it intends to retain Computershare Investor Services Inc. at 100 University Ave., 8th Floor, North Tower, Toronto, Ontario M5J 2Y1 as its registrar and transfer agent in Canada.

SCHEDULE "A" TO ANNEX C

ALLIED GOLD LIMITED
AUDIT, COMPLIANCE AND RISK COMMITTEE CHARTER

1.

2.     INTRODUCTION

This charter governs the operations of the Audit, Compliance and Risk Committee (Committee) which is established as a standing committee of the Board in accordance with Allied's constitution.

3.     PURPOSE

3.1   Purpose

The purpose of the Committee is to provide assistance to the Board in its review of:

(a)	Allied's financial reporting, internal control structure, risk management systems;

(b)	the internal and external audit functions; and

(c)	Allied's compliance with legal and regulatory requirements in relation to the above.

3.2  Power

In discharging its role, the Committee may investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of Allied and may engage advisers as it determines necessary to carry out its duties.

4.     DUTIES AND RESPONSIBILITIES

4.1   Understanding the business

The Committee must ensure it understands Allied's structure, controls, and types of transactions in order to adequately assess the significant risks faced by the Company in the current environment.

4.2   Financial reporting

The primary responsibility of the Committee is to oversee the Company's financial reporting process on behalf of the Board and report the results of its activities to the Board.

While the Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Committee to plan or conduct audits.

The Board is responsible for Allied's financial reports including the appropriateness of the accounting policies and principles that are used by Allied.

The external auditors are responsible for auditing Allied's financial reports and for reviewing Allied's unaudited interim financial reports.

The Committee has the responsibilities set out below.

4.3   Assessment of accounting, financial and internal controls

The Committee will discuss with management and the external auditors the adequacy and effectiveness of the accounting and financial controls, including Allied's policies and procedures to assess, monitor, and manage business risk, and legal and ethical compliance programs.

Any opinion obtained from the internal or external auditors on Allied's choice of accounting policies or methods should include an opinion on the appropriateness and not just the acceptability of that choice or method.

The Committee will meet separately with management and the external auditor to discuss issues and concerns, including, but not limited to, their assessments of the effectiveness of internal controls and the process for improvement. The Committee will provide sufficient opportunity each year for the external auditor to meet privately with the members of the Committee without management being present. The Committee will review with the external auditor any audit problems or difficulties and management's response.

The Committee will receive regular reports from the external auditor on the critical policies and practices of the Company, and all alternative treatments of financial information (within generally accepted accounting principles) that have been discussed with management.

4.4 Appointment of external auditors

The Committee will be directly responsible for making recommendations to the Board on the appointment, reappointment or replacement (subject, if applicable, to member approval), remuneration, monitoring of the effectiveness, and independence of the external auditor, including the resolution of disagreements between management and the auditor regarding financial reporting.

The Committee will pre-approve all audit and non-audit services provided by the external auditor and will not engage the external auditor to perform any non-audit/assurance services that may impair or appear to impair the external auditor's judgment or independence in respect of Allied. The Committee may delegate pre-approval authority to a member of the Committee. The decisions of any Committee member to whom pre-approval authority is delegated must be presented to the full Committee at its next scheduled meeting.

4.5 Assessment of the external audit

At least annually, the Committee will obtain and review a report by the external auditor describing (or meet, discuss and document the following with them):

(a)	the audit firm's internal quality control procedures;

(b)
any material issues raised by the most recent internal quality control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the last 5 years, in respect to one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and

(c)	all relationships between the external auditor and Allied(to assess the auditor's independence).

In addition, the Committee will set clear hiring policies for employees or former employees of the external auditor in order to prevent the impairment or perceived impairment of the external auditor's judgment or independence in respect of Allied, consistent with the standards of auditor independence contained in the Corporations Act 2001 (Cth).

4.6 Independence of the external auditors

The Committee will review and assess the independence of the external auditor, including, but not limited to, any relationships with Allied or any other entity that may impair or appear to impair the external auditor's judgment or independence in respect of Allied. The Committee will also advise the Board annually whether the Committee is satisfied the provision of non-audit services is compatible with external auditor independence standards, as required by the Corporations Act 2001 (Cth).

4.7 Scope of the external audit

The Committee will discuss with the external auditor the overall scope of the external audit, including identified risk areas and any additional agreed-upon procedures. In addition, the Committee will also review the external auditor's compensation to ensure that an effective, comprehensive and complete audit can be conducted for the agreed compensation level.

The Committee will consider the financial reports and other information required by the ASX or AIM Listing Rules prior to the filing of these with ASX and AIM. Also, the Committee will discuss the results of the half-year review and any other matters required to be communicated to the Committee by the external auditor under generally accepted auditing standards. The Chair of the Committee may represent the entire Committee for the purposes of this review.

The Committee will consider all representation letters signed by management. Also, the Committee will discuss the results of the annual audit and any other matters required to be communicated to the Committee by the external auditors under generally accepted auditing standards.

The Committee will oversee the procedures for the receipt, retention, and treatment of complaints received by Allied regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of Allied of concerns regarding questionable accounting or auditing matters.

5.     MEMBERSHIP

The members of the Committee will be members of, and appointed by, the Board and will comprise at least 3 non- executive directors that have diverse, complementary backgrounds, with 2 directors who are assessed to be independent. The Chairman of the Committee will be an independent non-executive director.

All Committee members will be financially literate, or become financially literate within a reasonable period of time of appointment. At least one member will have accounting and/or related financial management expertise as determined by the Board.

6.     MEETINGS

The Committee will meet at least 4 times each year.

7.     MINUTES

Minutes of meetings of the Committee will be kept by the Company secretary and, once those minutes have been approved by the Chairman of the Committee, will be distributed to all members of the Board for noting at the next Board meeting.

8.     EVALUATION

The Committee will annually assess the performance of the Committee as a whole, as well as the effectiveness of this Committee charter.

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Registered Mail, Courier or Hand Delivery:	By Mail:

Computershare Investor Services Inc.	Computershare Investor Services Inc.
100 University Avenue 9 th Floor Toronto, Ontario M5J 2Y1	P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2

Attention: Corporate Actions	Attention: Corporate Actions

North American Toll-Free Number: 1-800-564-6253
Overseas Number: 514-982-7555
E-mail: corporateactions@computershare.com

The details for the Allied Gold Information Line established for the Offer are:

Australian Toll-Free Number: 1-800-898-557
North American Toll-Free Number: 1-866-806-0447
E-mail: info@alliedgold.com.au

Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Allied Gold Information Line at the contact details set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.